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INDEX TO FINANCIAL STATEMENTS SDC Financial, LLC

As filed with the Securities and Exchange Commission on August 16, 2019.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

SmileDirectClub, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Delaware (State or other jurisdiction of incorporation or organization)	3843 (Primary Standard Industrial Classification Code Number)	83-4505317 (I.R.S. Employer Identification Number)

SmileDirectClub, Inc.
414 Union Street
Nashville, Tennessee 37219
(800) 848-7566
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

David Katzman
Chief Executive Officer
SmileDirectClub, Inc.
414 Union Street
Nashville, Tennessee 37219
(800) 848-7566
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:
David J. Goldschmidt, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036 Telephone: (212) 735-3000 Facsimile: (212) 735-2000	Marc D. Jaffe, Esq. Stelios G. Saffos, Esq. Latham & Watkins LLP 885 Third Avenue New York, New York 10022-4834 Telephone: (212) 906-1200 Facsimile: (212) 751-4864

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.

           If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

           If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

           If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

           If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

           Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐ Emerging growth company ☒

           If an emerging growth company, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)

Class A Common Stock, $0.0001 par value per share	$100,000,000.00	$12,120.00

(1)
Includes shares which may be sold pursuant to the underwriters' option to purchase additional shares, solely to cover over-allotments, if any.

(2)
Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.

(3)
To be paid in connection with the initial filing of the registration statement.

           The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

SUBJECT TO COMPLETION
PRELIMINARY PROSPECTUS, DATED                        , 2019

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

            shares

Class A common stock

$            per share

This is the initial public offering of shares of Class A common stock of SmileDirectClub, Inc. We are offering            shares of our Class A common stock.

We intend to use all of the net proceeds we receive from this offering to purchase newly issued limited liability company units from SDC Financial LLC, our subsidiary. SDC Financial LLC intends to use approximately $            of the net proceeds (or approximately $            if the underwriters' option to purchase additional shares of Class A common stock is exercised in full) to purchase limited liability company units of SDC Financial LLC from existing holders thereof.

Prior to this offering, there has been no public market for our Class A common stock. We anticipate that the initial public offering price will be between $            and $             per share. Upon completion of this offering, we will have two authorized classes of common stock: the Class A common stock offered hereby, which will have one vote per share, and Class B common stock, which will have ten votes per share and no economic rights. We have applied to list our Class A common stock on the NASDAQ Global Select Market under the symbol "SDC."

After the completion of this offering, pursuant to a Voting Agreement, David Katzman, our Chairman and Chief Executive Officer, will control a majority of the voting power of shares eligible to vote in the election of our directors. As a result, we will be a "controlled company" within the meaning of the corporate governance standards of NASDAQ. See "Management—Controlled Company Exception" and "Certain Relationships and Related Party Transactions—Voting Agreement."

We are an "emerging growth company" under the federal securities laws and, as such, will be subject to reduced public company reporting requirements. See "Summary—Implications of Being an Emerging Growth Company."

Investing in our Class A common stock involves risks. See "Risk Factors" beginning on page 26.

Neither the Securities and Exchange Commission (the "SEC") nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per share	Total

Public offering price	$	$
Underwriting discount and commissions(a)	$	$
Proceeds before expenses	$	$

(a)  See "Underwriting (Conflicts of Interest)" for a complete description on the compensation payable to the underwriters.

We have granted the underwriters the option to purchase up to an additional            shares of Class A common stock, solely to cover over-allotments, if any.

The underwriters expect to deliver the shares against payment in New York, New York on                        , 2019 through the book-entry facilities of The Depository Trust Company.

J.P. Morgan	Citigroup

BofA Merrill Lynch	Jefferies	UBS Investment Bank	Credit Suisse

Guggenheim Securities	Stifel	William Blair	Loop Capital Markets

Prospectus dated                        , 2019

smile™

DIRECT CLUB

Delivering the confidence of a straighter smile for up to 60% less.

WHAT WE STAND FOR

Our mission is to democratize access to a smile you'll love by making it affordable and convenient for everyone.

We use teledentistry to offer clear aligners affordably and conveniently.

Traditional orthodontic model	smile DIRECT CLUB
Cost $5,000 – $8,000	$1,895
Convenience 10 – 15 orthodontist visits	Doctor-directed remote teledentistry Zero in-office visits required
12 – 24 months	5 – 10 months
Access Limited access to treatment *(Only 40% of U.S. counties have orthodontists)*	Access across U.S., Canada, Australia & U.K. with impression kits and 300+ SmileShops
Financing Limited by poor credit	Captive financing for accessible credit

How it works.

1 **3D image.**

Take a free 3D image at a SmileShop or SmileBus.

or

Impression kit.

Purchase an easy-to-use, prescribed impression kit online. When done, drop the impression kit in the mail and upload required photos.

2 **Building new smiles.**

Within 48 hours, a duly licensed dentist or orthodontist reviews the clinical information and prescribes aligners if appropriate. The average treatment plan is 6 months.

3 **Aligners ship directly.**

3–4 weeks later, our in-house manufactured custom-made aligners are shipped, all at once.

4 **Checking in.**

The treating duly licensed doctor reviews clinical progress through our remote teledentistry platform at least every 90 days.

5 **Smiles are forever.**

Once the smile journey is completed, members can buy retainers and our other products to help maintain a smile they'll love.

By the numbers.

~5MM
Unique monthly web visitors

4 **Countries served**

300+
SmileShops

~85% of people worldwide have malocclusion, with <1% treated annually.

U.S.
orthodontics
market
~124MM people
~$234BN
Global
orthodontics
market
~500MM people
~$945BN

Source: Frost & Sullivan. The TAM is calculated as the total number of individuals with malocclusion filtered by our age and income demographics.

700K+

Smiles made

Open for a
lifetime supply
of confidence.
smile

Open for a
lifetime supply
of confidence.

Open for a
lifetime supply
of confidence.
smile

smile

smile

SMILE
Smiling is

FOLLOW
your
own
PATH
SMILE
DIRECT
CLUB
Open for a
lifetime supply
of confidence.
smile

        Neither we nor the underwriters have authorized anyone to provide you with information different from that contained in this prospectus, any amendment or supplement to this prospectus, or any free writing prospectus prepared by us or on our behalf. Neither we nor the underwriters take any responsibility for, or can provide any assurance as to the reliability of, any information other than the information in this prospectus, any amendment or supplement to this prospectus, or any free writing prospectus prepared by us or on our behalf. We and the underwriters are offering to sell, and seeking offers to buy, shares of our Class A common stock only in jurisdictions where offers and sales thereof are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our shares. Our business, prospects, financial condition, and results of operations may have changed since that date.

i

ABOUT THIS PROSPECTUS

Basis of Presentation

        In connection with the consummation of this offering, we will effect certain reorganizational transactions, which we refer to collectively as the "Reorganization Transactions." Unless otherwise stated or the context otherwise requires, all information in this prospectus reflects the consummation of the Reorganization Transactions and the consummation of this offering. See "Organizational Structure" in this prospectus for a description of the Reorganization Transactions and a diagram depicting our organizational structure after giving effect to the Reorganization Transactions, the consummation of this offering, and the use of proceeds therefrom.

        As used in this prospectus, unless otherwise indicated or the context otherwise requires, references to "we," "us," "our," the "Company," "SmileDirectClub," and similar references refer: (i) prior to the consummation of the Reorganization Transactions and this offering, to SDC Financial LLC and its consolidated subsidiaries; and (ii) following the consummation of the Reorganization Transactions and this offering, to SmileDirectClub, Inc., the issuer of the Class A common stock offered hereby, and its consolidated subsidiaries, including SDC Financial LLC and its subsidiaries. We also refer to SDC Financial LLC as "SDC Financial" and to SmileDirectClub, Inc. as "SDC Inc." or the "Issuer." We are engaged by our network of doctors to provide a suite of non-clinical administrative support services, including access to and use of SmileCheck (as defined herein), as a dental support organization ("DSO"). For purposes of this filing, our affiliated network of dentists is included in the definition of "we," "us," "our," and the "Company" as it relates to any clinical aspect of the member's treatment. All of our manufacting operations are directly or indirectly conducted by Access Dental Lab, LLC ("Access Dental"), one of our operating subsidiaries.

        Following the consummation of the Reorganization Transactions and this offering, we will be a holding company. Our sole material asset will be our equity interest in SDC Financial. SDC Financial is considered the predecessor of SDC Inc. for accounting purposes, and its historical consolidated financial statements will be our historical consolidated financial statements following this offering.

        Numerical figures included in this prospectus may have been subject to rounding adjustments. Accordingly, numerical figures shown as totals in various tables may not be arithmetic aggregations of the figures that precede them. Information on pricing and financing of our aligners in this prospectus is based on U.S. pricing and financing unless expressly stated otherwise. Pricing and financing outside the U.S. may vary.

        As used in this prospectus, "malocclusion" means imperfect positioning of the teeth.

Market, Industry, and Other Data

        This prospectus includes estimates regarding market and industry data and forecasts, which are based on publicly available information, industry publications and surveys, reports from government agencies, and our own estimates based on our management's knowledge of, and experience in, the industry and markets in which we compete. Certain addressable market size data included in this prospectus is based on independent research of Frost & Sullivan that was commissioned by us for inclusion herein. Frost & Sullivan is a leading global research and consulting firm.

        In presenting this information, we have made certain assumptions that we believe to be reasonable based on such data and other similar sources, and on our knowledge of, and our experience to date in, the markets for our products. Market data is subject to change and may be limited by the availability of raw data, the voluntary nature of the data gathering process, and other limitations inherent in any statistical survey of market data. In addition, customer preferences are subject to change. Accordingly, you are cautioned not to place undue reliance on such market data. References herein to our being a leader in a

ii

market or product category refer to our belief that we have a leading market share position in such specified market based on sales dollars, unless the context otherwise requires.

        Certain statistical data estimates and forecasts contained in this prospectus are based on the following independent industry publications or reports:

  •
  Cone Communications, Inc., "Americans More Loyal and Willing to Defend Purpose-Driven Brands," May 30, 2018;

  •
  eMarketer, "US Ad Spending 2018: Updated Forecast for Digital and Traditional Media Ad Spending," October 2018;

  •
  Forbes, "Brands are Winning Thanks to an Omnichannel Approach to E-Commerce," August 1, 2018;

  •
  PatientEngagementHTI, "77% of Patients Want Access to Virtual care, Telehealth," June 20, 2017;

  •
  RealSelf, "More than 1 in 3 U.S. Adults are Considering a Nonsurgical or Surgical Cosmetic Treatment in the Next 12 Months," September 26, 2018; and

  •
  West Monroe Partners, "Improving the Dental Patient Experience," May 17, 2017.

        This prospectus includes references to our Net Promoter Score. Net Promoter Score is a metric used for measuring customer satisfaction and loyalty. We calculate our Net Promoter Score by asking members the following question: "On a scale of 0-10, how likely is it that you would recommend SmileDirectClub to your friends, family or business associates?" Members rating us 6 or below are considered "Detractors," 7 or 8 are considered "Passives," and 9 or 10 are considered "Promoters." To calculate our Net Promoter Score, we subtract the percentage of Detractors from the percentage of Promoters. For example, if 50% of respondents were Promoters and 10% were Detractors, our Net Promoter score would be 40. This method is consistent with how businesses across the dental and other industries typically calculate their Net Promoter Score, although some may rephrase "friends, family, or business associates," using terms with similar meaning, such as "friends or colleagues."

Trademarks, Service Marks, and Trade Names

        We own or license the trademarks, service marks, and trade names that we use in connection with the operation of our business, including our corporate names, logos, and website names. This prospectus also may contain trademarks, service marks, trade names, and copyrights of other companies, which are the property of their respective owners. Solely for convenience, the trademarks, service marks, trade names, and copyrights referred to in this prospectus are listed without the TM, SM, ©, and ® symbols, but we will assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors, if any, to these trademarks, service marks, trade names, and copyrights.

iii

SUMMARY

        This summary highlights information contained elsewhere in this prospectus. This summary may not contain all of the information that you should consider before deciding to invest in shares of our Class A common stock. You should read this entire prospectus carefully, including the "Risk Factors" section immediately following this summary, "Cautionary Statement Regarding Forward-Looking Statements," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the consolidated financial statements and related notes thereto included elsewhere in this prospectus, before making an investment decision to purchase shares of our Class A common stock.

Our Company

        SmileDirectClub was founded on one simple belief: everyone deserves a smile they love.

        We are the industry pioneer as the first direct-to-consumer medtech platform for transforming smiles. Through our cutting-edge teledentistry technology and vertically integrated model, we are revolutionizing the oral care industry.

        Our clear aligner treatment addresses the large and underserved global orthodontics market. An estimated 85% of people worldwide suffer from malocclusion, yet less than 1% receive treatment annually. Our goal is to improve penetration into this untapped market by democratizing access to a more affordable, convenient, and accessible solution for a straighter smile. We believe we are the leading player in this early but massive opportunity.

        The traditional orthodontic model, which includes both metal braces and clear aligner treatment administered through in-office doctor visits, suffers from many limitations; it is cost-prohibitive for many people, requires multiple inconvenient in-person appointments, and is not widely accessible. Specifically, traditional orthodontic solutions typically cost $5,000–$8,000 or more, require a series of time-consuming visits during limited hours, and are available in less than 40% of the counties in the U.S. alone.

        We have disrupted the traditional orthodontic model by offering the following benefits:

        Our vertically integrated model enables us to solve critical problems around cost, convenience, and access to care. We offer professional-level service and high-quality clear aligners at a cost of $1,895, up to 60% less than traditional orthodontic solutions. We achieve this cost savings while maintaining high quality by removing the overhead cost of in-person doctor visits and managing the entire member experience, all the way from marketing to aligner manufacturing, fulfillment, treatment by a member's doctor, and monitoring through completion of their treatment, which is supported by our proprietary teledentistry platform ("SmileCheck"). These efficiencies enable us to pass the cost savings directly to the members and allow doctors in our network to focus on what matters most: providing convenient access to excellent clinical care. To further democratize access to care, we offer our members the option of paying the entire cost of their treatment upfront or enrolling in our financing program ("SmilePay"), a convenient monthly payment plan. We also accept insurance and as of 2019, are in-network with United Healthcare and Aetna.

        Our primary focus is on delivering an exceptional customer ("member") experience. Our average net promoter score of 57 since inception, compared to an average net promoter score of 1 for the entire dental industry (according to West Monroe Partners), and our average rating of 4.9 out of 5 from over 100,000 member reviews on our website, demonstrate that our members are highly satisfied. As a testament to our confidence in the quality and efficacy of our product, we offer a Smile Guarantee, which provides members a refund or additional treatment, at no extra cost, if they are not entirely satisfied.

        Since our founding in 2014, we have helped over 700,000 members across all 50 U.S. states, Puerto Rico, Canada, Australia, and the U.K., and have opened over 300 SmileShops, including in partnership with CVS and Walgreens. Our total revenues increased 190%, to $423.2 million in 2018 from $146.0 million in 2017. Our total revenues for the six months ended June 30, 2019 were $373.5 million, an increase of 113% over the same time period in 2018. We generated net losses of $(74.8) million and $(32.8) million and Adjusted EBITDA of $(16.9) million and $(21.1) million in 2018 and 2017, respectively, and net losses of $(52.9) million and Adjusted EBITDA of $2.3 million for the six months ended June 30, 2019. Our rapid growth validates our value proposition and compelling business model.

Our Market Opportunity

        The global orthodontics market is large and underserved. Approximately 85% of people worldwide have malocclusion, with less than one percent treated annually. We believe that our aligner treatment can help over 90% of people with malocclusion, to some extent, to achieve a better smile.

        The market is expanding as we make clear aligners more accessible to consumers. Our total market is greater than 120 million people in the U.S. and approximately 500 million people globally, based on total malocclusion prevalence and age and income demographics. We believe over 90% of this market is addressable today and we are in the very early stages of penetrating this opportunity. Furthermore, to address our global opportunity, we launched in Canada in November 2018 and have helped over 15,000 members there to date. In the second quarter of 2019, we launched in Australia, and in the third quarter of 2019, we launched in the United Kingdom, with plans to continue expanding into other countries in the near-term.

        As a reflection of our market opportunity, our member base is diverse and spans all demographics. Our members' household income typically spans from $30,000 to $130,000, and our members range in age from teenagers (less than 5% of our members) to the 50+ category (10% of our members). Approximately 65% of our members are between 20 and 40 years old.

Trends in Our Favor

        Several trends support our success and growth potential, primarily as a result of technological advances in healthcare and a wave of change in consumer preferences and purchasing decisions.

Emphasis on mission-driven brands

        Consumers are increasingly scrutinizing whether companies are guided by socially responsible principles. In turn, mission-driven brands are generating higher customer confidence and spend and building emotional connections with consumers beyond a transactional relationship.

Technology is driving transformation in healthcare

        Technology is driving innovation in the healthcare industry, with increasing acceptance and adoption of telemedicine and remote care. In particular, orthodontic care is undergoing rapid digitization, in which software is able to capture oral images, recognize areas for correction, and map out step-by-step treatment plans in granular detail. Digital orthodontic care can also reduce risks and uncertainties at all stages of the treatment process to provide more accurate and consistent care.

Higher awareness of aesthetic image among consumers

        The proliferation of social media emphasizes online identity and, as a result, drives consumers to present an image of their best selves. This emphasis has increased interest in aesthetically focused businesses, particularly those that focus on less invasive cosmetic treatments. Within the next 12 months, more than one in three adults in the U.S. are considering at least one cosmetic treatment, with cosmetic dentistry (including teeth alignment, whitening, and veneers) topping the list of nonsurgical treatments, according to a survey conducted by The Harris Poll on behalf of RealSelf.

Rise of omni-channel retail

        Customers are increasingly expecting the convenience of an e-commerce business, coupled with the support and consultation provided with an in-person experience. In this environment, consumer-facing businesses must combine digital experiences with strategic brick and mortar locations to successfully convert potential customers.

Data's increasing importance and impact on healthcare

        Data is a powerful force that is driving improved quality of care while also decreasing costs. The solutions produced by leveraging insights from increasing amounts of data will be instrumental in making healthcare more preventative, predictive, and precise. By combining data with artificial intelligence, doctors, including orthodontists and general dentists, will be able to more effectively anticipate, diagnose, treat, and improve outcomes.

Consumer purchasing habits are increasingly driven by mobile channels

        Consumers have access to their mobile devices virtually anywhere and anytime. Given this continuous connectivity, businesses are adapting their marketing strategies and increasingly focusing on mobile and social media platforms. This strategy has given rise to a new class of companies that have found rapid success through targeted social media marketing and direct-to-consumer e-commerce platforms.

Our Member Journey

        Our member journey starts with two convenient options: a member books an appointment to take a free, in-person 3D oral image at any of our over 300 retail stores ("SmileShops") across the U.S., Puerto Rico, Canada, Australia, and the U.K., or orders an easy-to-use doctor prescribed impression kit online, which we mail directly to their door. Using the image or impression, we create a draft custom treatment plan that demonstrates how the member's teeth will move during treatment. Next, via SmileCheck, a state licensed doctor within our network reviews and approves the member's clinical information and treatment plan. If the member is a good candidate for clear aligners and decides to purchase, the treating doctor prescribes custom-made clear aligners, which we then manufacture and ship directly to the member. In addition, the member has the opportunity to review a 3D rendering of how their teeth will move during treatment as part of their purchase decision. SmileCheck is also used by the treating doctor to monitor the member's progress and enables seamless communication with the member over the course of treatment. Upon completion of treatment, a majority of our members purchase retainers every six months to prevent their teeth from relapsing to their original position. We also offer a growing suite of ancillary oral care products, such as whitening kits, to maintain a perfect smile.

        As a testament to our confidence in the quality and efficacy of our product, we offer a Smile Guarantee. Our Smile Guarantee ensures a full refund if a member is not satisfied for any reason within the first 30 days and a pro-rated refund, or additional aligners for further adjustment at no cost, if the member is not satisfied at any point later in the process.

        Throughout our member journey, we are singularly focused on delivering an exceptional member experience. We manage every member touchpoint and communication, enabling us to continually refine and optimize the member experience.

How it works.

1 3D image.

Take a free 3D image at a SmileShop or SmileBus.

or

Impression kit.

Purchase an easy-to-use, prescribed impression kit online. When done, drop the impression kit in the mail and upload required photos.

2 Building new smiles.

Within 48 hours, a duly licensed dentist or orthodontist reviews the clinical information and prescribes aligners if appropriate. The average treatment plan is 6 months.

3 Aligners ship directly.

3–4 weeks later, our in-house manufactured custom-made aligners are shipped, all at once.

4 Checking in.

The treating duly licensed doctor reviews clinical progress through our remote teledentistry platform at least every 90 days.

5 Smiles are forever.

Once the smile journey is completed, members can buy retainers and our other products to help maintain a smile they'll love.

Our Value Proposition to Our Members

Affordable, professional-level quality product

        We offer professional-level service and high-quality clear aligners at a cost of $1,895, up to 60% less than traditional orthodontic solutions. We achieve this cost savings while maintaining high quality by removing the overhead cost of in-person doctor visits and managing the entire member experience, all the way from marketing to aligner manufacturing, fulfillment, treatment by a member's doctor, and monitoring through completion of their treatment. These efficiencies enable us to pass the cost savings directly to the members and allow doctors in our network to focus on what matters most: providing convenient access to excellent clinical care.

Convenience

        Our omni-channel retail strategy, along with our teledentistry platform, enables members to choose how they would like to interact with us. Traditional orthodontic treatment requires monthly visits, whereas doctors using our teledentistry platform do not require in-person visits. Doctors in our network rely on SmileCheck to communicate with our members and view their progress through the submission of photos and other information every 90 days, or more frequently, if required. In addition, our treatment plans typically range from five to ten months, with an average of six months, compared to the traditional orthodontic model of 12 to 24 months. We also recently introduced our innovative Nighttime Clear Aligners, which require only 10 hours of nightly wear, for members who are unwilling or unable to wear aligners for the typical 22 hours per day required for traditional clear aligner therapy.

Accessibility

        Over 60% of counties in the U.S. do not have an orthodontist's office, thereby limiting access to treatment for a large portion of the population. Using our proprietary teledentistry platform, we have helped treat members in over 80% of these underserved counties since launching in 2014. Our doctor network includes licensed orthodontists and general dentists in all 50 U.S. states, Puerto Rico, Canada, Australia, and the U.K., allowing us to service members located anywhere in these geographies. In addition, our rapidly scaling network of over 300 SmileShops provides prospective members a convenient touchpoint when considering treatment.

SmilePay

        We offer our members the option of paying the entire cost of their treatment upfront or enrolling in SmilePay, a convenient monthly payment plan that makes our clear aligner treatment even more accessible. With a $250 down payment and an average monthly payment of only $85, SmilePay provides a more affordable option for those who cannot make the $1,895 full payment upfront.

Smile Guarantee

        Members can feel confident in using our products and services on a risk-free basis. As a testament to our confidence in the quality and efficacy of our product, we offer a Smile Guarantee. Our Smile Guarantee ensures a full refund if a member is not satisfied for any reason within the first 30 days and a pro-rated refund or additional free aligners for further adjustment if the member is not satisfied at any point later in the process.

Highly satisfied grinners

        Our primary focus is on delivering an exceptional member experience. We have helped over 700,000 members, with an average net promoter score of 57 since inception, compared to an average net promoter score of 1 for the entire dental industry (according to West Monroe Partners), and an average rating of 4.9 out of 5 from over 100,000 member reviews on our website.

Before and happily ever after.

BEFORE
AFTER

BEFORE
AFTER

BEFORE
AFTER

BEFORE
AFTER

        These are typical SmileDirectClub customers. Their average treatment length is six months. Individual results may vary.

Our Strengths

        We believe our strengths will allow us to maintain and extend our position as the leading direct-to-consumer clear aligner provider. Below is a summary of our key strengths:

Mission-driven brand with positive member experience

        Our mission is to democratize access to a smile each and every person loves, and we strive to create the best possible experience doing so. Our commitment to member experience has produced an average net promoter score of 57 since inception. More than 95% of our members surveyed would recommend our SmileShop experience to friends and over 20% of our members today come through referrals. We believe we enjoy the largest reach and presence on social media relative to our competitors, with over 500,000 likes on Facebook and over 300,000 followers on Instagram as of June 30, 2019. Clear aligners are a highly considered purchase, and our scale and member satisfaction are important criteria that will enable us to maintain our position as the leading direct-to-consumer clear aligner provider.

Omni-channel presence with a large SmileShop network

        We empower members to choose how they would like to interact with us at the start of their journey. If a member chooses to order a doctor prescribed impression kit, we will mail one directly to their door. Alternatively, we have a network of over 300 SmileShops across the U.S., Puerto Rico, Canada, Australia, and the U.K., which provides an in-person experience to members who prefer that channel. In addition to our stand-alone SmileShops, we are opening SmileShops in partnership with prominent retailers, such as CVS and Walgreens. We believe our omni-channel strategy including online, retail stores, and partnership locations will further our brand awareness, and ultimately provide more opportunities to improve our member conversion.

Exclusive licensed doctor network across all 50 U.S. states, Puerto Rico, Canada, Australia, and the U.K.

        We have a network of approximately 240 orthodontists and general dentists across the U.S., Puerto Rico, Canada, Australia, and the U.K. who are fully licensed across these jurisdictions to meet regulatory requirements, and we continue to successfully expand our doctor network to support our growth. The doctors in our network evaluate our members' progress throughout treatment, and are available to answer any questions should members need additional assistance.

SmilePay captive financing increases accessibility and reduces purchasing friction

        SmilePay is a key element to democratizing access to care and removing price as a limiting factor for our members. As of June 30, 2019, approximately 65% of our members elect to purchase our clear aligners using SmilePay, which does not require a credit check. With SmilePay, a $250 down payment is required up front, which covers the cost of manufacturing the aligners. The remaining cost is financed over 24 months at an average monthly cost of $85 per month. For the year ended December 31, 2018 and the six months ended June 30, 2019, we offered SmilePay at an APR of approximately 17%, which had an associated delinquency rate of approximately 10% of revenue for the year ended December 31, 2018 and approximately 9% of revenue for the six months ended June 30, 2019. We believe SmilePay, as a captive offering, reduces purchasing friction by removing the complex third-party financing process, resulting in higher member conversion and a better overall member experience.

Vertical integration powered by SmileCheck allows us to optimize every step of the member journey

        We are the first clear aligner company to build a scalable, integrated technology platform and doctor network for teledentistry. We manage the entire end-to-end process in a member's journey, from the moment a member visits the website all the way through aligner manufacturing, fulfillment, treatment by a member's doctor, and monitoring through completion of their treatment. Our proprietary software platform, SmileCheck, supports rapid and efficient communication between our members and their treating doctors, and the clinical and customer care teams.

Visionary, founder led company with a history of disrupting incumbents

        Our founders have brought a wealth of business and operational knowledge with extensive experience in disrupting industries, particularly in direct-to-consumer offerings. We have built a culture of innovation and passion for creating smiles, supported by data-driven decision making, discipline, and member-centric service, while building multiple competitive advantages. We believe our management team is well positioned to execute our long-term growth strategy for our business and attract and retain best-in-class talent.

Our Growth Strategy

        We believe there is significant opportunity to further grow our member base. We have helped over 700,000 members out of a worldwide opportunity of approximately 500 million members. We plan to grow by continuing to pursue the following key growth strategies:

Increase demand and conversion

        Given that we have captured less than 1% of the total market opportunity, we plan to grow our member base by continuing to focus our marketing efforts on the approximately 85% of people globally who have malocclusion. We market our aligners through an omni-channel approach which has more than doubled our aided awareness since January of 2018, to 38% today, and has increased our referral rates from 15% to 21% over the same time period.

        Each month, there are approximately five million unique visitors to our website. Approximately 1% of these visitors purchase aligners, up from approximately 0.5% in 2016. We have been able to double our visitor to aligner conversion over the past two years as a result of our process engineering expertise. This expertise, along with our meticulous attention to each step of the member experience, enables us to continually improve conversion at each of the hundreds of touchpoints throughout the member journey. For example, over the past two years, we have increased SmileShop appointment show rates by 31% and impression kit acceptance rates by 44%. We have been able to accomplish these improvements in conversion through our customer relationship management ("CRM") strategies, educational efforts, technology advancements, and data-driven insights.

        We see significant opportunity to continue increasing overall demand for our products and improving conversion at every touchpoint across our member acquisition funnel.

Expand services internationally

        We launched in our first international market, Canada, in November 2018, our second international market, Australia, in the second quarter of 2019, and our third international market, the U.K., in the third quarter of 2019. With approximately 75% of the total market opportunity outside of the U.S., we see significant opportunity to grow internationally.

Introduce new products

        We remain focused on developing products to further differentiate our offering and disrupt the oral care industry. For instance, we are developing and have already launched numerous ancillary products such as retainers, lip balm, MoveMints, BrightOn premium whitening, and an LED accelerator light. We believe that our growing suite of products will lengthen our relationship with our members and enhance our recurring stream of revenue.

        In the third quarter of 2019, we launched our innovative Nighttime Clear Aligner product into the U.S. market, and we expect to roll out this new product into our other markets throughout the third and fourth quarters of 2019. This proprietary new product, which requires only 10 hours of nightly wear, will enable us to expand our market to customers who are unwilling or unable to wear aligners for the 22-hour daily wear cycle typically required with traditional clear aligner therapy.

Continue SmileShop rollout

        SmileShops have been a key driver in expanding access to care by reducing the friction of purchase and improving our member conversion. These locations serve as a point of destination retail experience, providing members with an omni-channel opportunity to learn more about our aligners. We have over 300 SmileShops across the U.S., Puerto Rico, Canada, Australia, and the U.K., and expect to open approximately 20 new SmileShops per month for the remainder of 2019. In addition to our stand-alone SmileShops, we have entered into five-year non-exclusive agreements with both CVS Pharmacy, Inc. and Walgreen Co., pursuant to which we have the ability to open up to 1,500 SmileShops within CVS stores and any number of SmileShops within Walgreens stores across the country to increase accessibility, brand awareness, and member conversion. We are also exploring similar arrangements with other domestic and international retailers. See "Our Business—SmileShops."

Leverage data science and technology

        With over 700,000 members helped to date, we have one of the largest repositories of data in the oral care sector. Using this data and artificial intelligence, along with other technologies, we believe we can enhance our existing offerings, improve our manufacturing, and introduce new products. We will leverage this same information and technology to develop and introduce new products.

Expand business partnerships

        We have entered into agreements with United Healthcare and Aetna to include insurance coverage for our aligners on an in-network basis, which means our members who participate in these plans will no longer need to retroactively submit for reimbursement. Historically, while members may have been able to obtain reimbursement for clear aligner treatment from their insurance provider, our products have not been covered as an in-network benefit. These new agreements will decrease the upfront cost to our members and further streamline the complete revenue cycle management process, from eligibility check to payment posting. We are currently negotiating with other large insurance companies for similar arrangements. In addition, we are currently negotiating other business partnerships, such as corporate SmileDays and corporate discount programs, among others.

Selectively pursue M&A opportunities

        We plan to leverage our know-how and our platform's expanding scale to selectively pursue acquisitions. Our acquisition strategy is centered on acquiring technologies, products, and capabilities that are highly scalable and that are complementary to our business model.

Risk Factors

        Investing in our Class A common stock involves substantial risks. Before you participate in this offering, you should carefully consider all of the information contained in this prospectus, including the information set forth under the heading "Risk Factors." Some of the more significant risks include the following:

  •
  We have a limited operating history and have grown significantly in a short period of time. If we fail to manage our growth effectively, our business could be materially adversely affected.

  •
  We have a history of net losses and we may not achieve or maintain profitability in the future.

  •
  Adverse changes in, or interpretations of, laws and regulations governing remote healthcare and the practice of dentistry could have a material adverse effect on our business.

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  We have limited experience in manufacturing our products, and if we encounter manufacturing problems or delays, our ability to generate revenue will be limited.

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  We offer a financing option to our members, which could adversely affect our financial results.

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  Our success depends in part on our proprietary technology, and if we are unable to successfully enforce our intellectual property rights, our competitive position may be harmed.

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  Complying with regulations enforced by FDA and other regulatory authorities is expensive and time-consuming, and failure to comply could result in substantial penalties.

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  After the completion of this offering, pursuant to the Voting Agreement (as defined herein), David Katzman, our Chairman and Chief Executive Officer, will control a majority of the voting power of shares of our common stock eligible to vote in the election of our directors and on other matters submitted to a vote of our stockholders, and his interests may conflict with ours or yours in the future.

  •
  Pursuant to the Tax Receivable Agreement (as defined herein), we will be required to pay the Continuing LLC Members (as defined herein) for certain tax benefits we may claim as a result of the tax basis step-up we receive in connection with this offering, as well as subsequent exchanges of LLC Units (as defined herein) for shares of Class A common stock or cash. In certain circumstances, payments under the Tax Receivable Agreement may be accelerated and/or significantly exceed the actual tax benefits we realize.

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  Upon the listing of our Class A common stock on the NASDAQ Global Select Market, we will be a "controlled company" within the meaning of the corporate governance standards of NASDAQ. As a result, we will qualify for, and intend to rely on, exemptions from certain corporate governance standards. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.

Implications of Being an Emerging Growth Company

        We qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"). For so long as we remain an emerging growth company, we are permitted and plan to rely on exemptions from certain disclosure requirements that are applicable to public companies that are not emerging growth companies. These provisions include, but are not limited to:

  •
  being permitted to have only two years of audited financial statements and only two years of related selected financial data and management's discussion and analysis of financial condition and results of operations disclosure;

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  an exemption from compliance with the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, as amended (the "Sarbanes-Oxley Act");

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  not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board (the "PCAOB") regarding mandatory audit firm rotation or a supplement to the auditor's report providing additional information about the audit and the financial statements;

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  reduced disclosure obligations regarding executive compensation arrangements in our periodic reports, registration statements, and proxy statements; and

  •
  exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

        In addition, the JOBS Act permits emerging growth companies to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies.

        We will remain an emerging growth company until the earliest of (i) the end of the fiscal year following the fifth anniversary of the completion of this offering, (ii) the first fiscal year after our annual gross revenues exceed $1.07 billion, (iii) the date on which we have, during the immediately preceding three-year period, issued more than $1.00 billion in non-convertible debt securities, or (iv) the end of any fiscal year in which the market value of our common stock held by non-affiliates exceeds $700 million as of the end of the second quarter of that fiscal year.

Organizational Structure

        In connection with the consummation of this offering, we will effect certain reorganizational transactions, which we refer to collectively as the "Reorganization Transactions" (as more fully described under "Organizational Structure—Reorganization Transactions"), such that subsequent to the Reorganization Transactions and this offering, we will conduct our business through what is commonly referred to as an Umbrella Partnership-C Corporation or "Up-C" structure, which is often used by partnerships and limited liability companies when they decide to undertake an initial public offering.

        Following the consummation of the Reorganization Transactions and this offering, we will be a holding company. Our sole material asset will be our equity interest in SDC Financial which, through its direct and indirect subsidiaries, conducts all of our operations. Because SDC Inc. will be the managing member of SDC Financial, we will indirectly operate and control all of the business and affairs (and will consolidate the financial results) of SDC Financial and its subsidiaries.

        Prior to the consummation of the Reorganization Transactions and this offering, the capital structure of SDC Financial held by current investors (collectively, the "Pre-IPO Investors") consists of (i) five classes of outstanding membership units ("Pre-IPO Units"), including unvested restricted membership units ("Restricted Units") held by certain employees, and (ii) warrants to acquire membership units ("Warrants") held by two service providers.

        Prior to the closing of this offering, (i) SDC Inc. will acquire, pursuant to one or more mergers (the "Blocker Mergers"), the Pre-IPO Units held by certain Pre-IPO Investors (the "Blockers"), and will issue to the equityholders of the Blockers (the "Blocker Shareholders") shares of Class A common stock as consideration in the Blocker Mergers, (ii) the operating agreement of SDC Financial (the "SDC Financial LLC Agreement") will be amended and restated to, among other things, modify the capital structure of SDC Financial by replacing the different classes of Pre-IPO Units (including Restricted Units) with a single new class of membership interests of SDC Financial ("LLC Units"); (iii) we will issue to each of the Pre-IPO Investors previously holding Pre-IPO Units (including Restricted Units) a number of shares of our Class B common stock equal to the number of LLC Units held by it; (iv) certain employees with Incentive Bonus Agreements ("IBAs") will receive a bonus in cash, shares of Class A common stock that will vest immediately (subject to lock-up restrictions on transfer), in connection with this offering, and/or additional shares of Class A common stock that will vest monthly over the next 24-48 months; and (v) outstanding Warrants will be equitably adjusted, pursuant to their terms, into warrants to acquire LLC Units (together with an equal number of shares of our Class B common stock). In connection with this offering, the vesting requirements applicable to certain of the Restricted Units will be partially accelerated. Following consummation of the Reorganization Transactions, the Warrants, as well as LLC Units and shares of Class B common stock issued in respect of Restricted Units that do not vest in connection with this offering, will be subject to the same vesting, exercise and/or forfeiture conditions as the previously held securities in SDC Financial, as applicable.

        We intend to use all of the net proceeds we receive from this offering (including from any exercise of the underwriters' option to purchase additional shares of Class A common stock) to purchase a number of newly issued LLC Units from SDC Financial that is equivalent to the number of shares of Class A common stock that we offer and sell in this offering, as described under "Organizational Structure—Offering-Related Transactions." We intend to cause SDC Financial to use a portion of such proceeds to purchase and cancel LLC Units from the Pre-IPO Investors at a price per LLC Unit equal to the public offering price per share of Class A common stock in this offering, less the underwriting discount. See "Use of Proceeds" and "Certain Relationships and Related Party Transactions—Purchase of LLC Units."

        Subject to the terms and conditions of the SDC Financial LLC Agreement, holders (other than SDC Inc.) of LLC Units following the consummation of the Reorganization Transactions and the consummation of this offering and the use of proceeds therefrom ("Continuing LLC Members") will have the right to exchange their LLC Units (with automatic cancellation of an equal number of shares of Class B common stock) for shares of our Class A common stock on a one-for-one basis, subject to customary adjustments for stock splits, stock dividends and reclassifications, or for cash (based on the market price of shares of Class A common stock), with the form of consideration determined by the disinterested members of our board of directors. As Continuing LLC Members exchange their LLC Units, those LLC Units thereafter will be owned by SDC Inc. and SDC Inc.'s interest in SDC Financial will be correspondingly increased. The corresponding shares of Class B common stock will be cancelled.

        For additional details, see "Organizational Structure" and "Certain Relationships and Related Party Transactions."

        The diagram below depicts our simplified organizational structure immediately following the consummation of the Reorganization Transactions and the consummation of this offering and the use of proceeds therefrom, assuming no exercise by the underwriters of their option to purchase additional shares of Class A common stock.

Corporate Information

        SDC Inc. was incorporated in the State of Delaware on April 11, 2019. Our principal executive office is located at 414 Union Street, Nashville, Tennessee 37219, our telephone number is (800) 848-7566, and our website address is www.SmileDirectClub.com. The information contained in, or that can be accessed through, our website is not incorporated by reference into, and is not part of, this prospectus.

THE OFFERING

Issuer	SmileDirectClub, Inc.
Class A common stock offered by us	shares of Class A common stock (or shares if the underwriters' option to purchase additional shares of Class A common stock is exercised in full).
Underwriters' option to purchase additional shares	We have granted the underwriters the option to purchase up to an additional shares of Class A common stock.
Common stock to be outstanding after giving effect to this offering and the use of proceeds therefrom shares of Class A common stock (or shares if the underwriters' option to purchase additional shares of Class A common stock is exercised in full). If all outstanding LLC Units held by the Continuing LLC Members were exchanged (with automatic cancellation of an equal number of shares of Class B common stock) for newly issued shares of Class A common stock on a one-for-one basis, shares of Class A common stock (or shares if the underwriters' option to purchase additional shares of Class A common stock is exercised in full) would be outstanding.

shares of Class B common stock (or shares if the underwriters' option to purchase additional shares of Class A common stock is exercised in full), equal to one share per LLC Unit outstanding (other than any LLC Units owned by SDC Inc.), based upon an assumed initial public offering price of $ per share of Class A common stock, which is the midpoint of the estimated price range set forth on the cover page of this prospectus.

Each $1.00 increase in the initial public offering price per share of Class A common stock from the midpoint of the estimated price range set forth on the cover page of this prospectus would increase the total number of shares of Class B common stock outstanding by shares after the Reorganization Transactions and the offering.

Each $1.00 decrease in the initial public offering price per share of Class A common stock from the midpoint of the estimated price range set forth on the cover page of this prospectus would decrease the total number of shares of Class B common stock outstanding by shares after the Reorganization Transactions and the offering.

Voting	Each share of our Class A common stock entitles its holder to one vote on all matters to be voted on by stockholders generally.

After this offering, the Continuing LLC Members will hold an equal number of shares of Class B common stock and LLC Units. The shares of Class B common stock have no economic rights, but each share of Class B common stock initially entitles its holder to ten votes on all matters to be voted on by stockholders generally. Upon the earlier of (i) the ten-year anniversary of the consummation of this offering or (ii) the date on which the shares of Class B common stock held by the Voting Group and their permitted transferees represent less than 15% of the Class B common stock held by the Voting Group and their permitted transferees as of immediately following the consummation of this offering, each share of Class B common stock will entitle its holder to one vote per share on all matters to be voted upon by stockholders generally. See "Description of Capital Stock—Common Stock—Class B common stock."
Holders of our Class A and Class B common stock vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law.

In connection with the Reorganization Transactions and prior to the consummation of the offering, certain trusts affiliated with David Katzman, our Chairman and Chief Executive Officer, Steven Katzman, our Chief Operating Officer, Jordan Katzman and Alexander Fenkell, our co-founders, and certain of their affiliated trusts and entities (collectively, the "Voting Group"), will enter into a voting agreement (the "Voting Agreement"), pursuant to which the Voting Group will give David Katzman sole voting, but not dispositive, power over the shares of our Class A and Class B common stock beneficially owned by the Voting Group. See "Certain Relationships and Related Party Transactions—Voting Agreement."

Voting power held by holders of Class A common stock after giving effect to this offering and the use of proceeds therefrom	% (or % if the underwriters' option to purchase additional shares of Class A common stock is exercised in full) (or 100% if all outstanding LLC Units held by the Continuing LLC Members were exchanged or sold for cash (with automatic cancellation in each case of all outstanding shares of Class B common stock) for newly issued shares of Class A common stock on a one-for-one basis), of which % (or % if the underwriters' option to purchase additional shares of Class A common stock is exercised in full) will be held immediately after this offering by certain Pre-IPO Investors and employees and % (or % if the underwriters' option to purchase additional shares of Class A common stock is exercised in full) will be held by the investors participating in this offering, based upon an assumed initial public offering price of $ per share of Class A common stock, which is the midpoint of the estimated price range set forth on the cover page of this prospectus.
Voting power held by holders of Class B common stock after giving effect to this offering and the use of proceeds therefrom
% (or % if the underwriters' option to purchase additional shares of Class A common stock is exercised in full) (or 0% if all outstanding LLC Units held by the Continuing LLC Members were exchanged (with automatic cancellation of all outstanding shares of Class B common stock) for newly issued shares of Class A common stock on a one-for-one basis), based upon an assumed initial public offering price of $ per share of Class A common stock, which is the midpoint of the estimated price range set forth on the cover page of this prospectus.
Use of proceeds
We estimate that our net proceeds from this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $ million (or $ million if the underwriters' option to purchase additional shares of Class A common stock is exercised in full) based upon an assumed initial public offering price of $ per share of Class A common stock, which is the midpoint of the estimated price range set forth on the cover page of this prospectus.

We intend to use all of the net proceeds we receive from this offering (including from any exercise of the underwriters' option to purchase additional shares of Class A common stock) to purchase a number of newly issued LLC Units from SDC Financial that is equivalent to the number of shares of Class A common stock that we offer and sell in this offering, as described under "Organizational Structure—Offering-Related Transactions."

We intend to cause SDC Financial to use such proceeds as follows:

•

approximately $            (or approximately $            if the underwriters' option to purchase additional shares of Class A common stock is exercised in full) to purchase and cancel             LLC Units (or             LLC Units if the underwriters' option to purchase additional shares of Class A common stock is exercised in full) from the Pre-IPO Investors at a price per LLC Unit equal to the public offering price per share of Class A common stock in this offering, less the underwriting discount;

• approximately $ to pay incentive bonuses to certain employees pursuant to the IBAs, as further described in "Executive and Director Compensation—Incentive Bonus Agreements";
• approximately $ million to fund the tax withholding and remittance obligations related to the IBAs, as further described in "Executive and Director Compensation—Incentive Bonus Agreements";

•

approximately $            to redeem LLC Units from the non-Series A Pre-IPO Investors pursuant to the terms of our 2018 Private Placement (as defined herein), as further described in "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—2018 Private Placement";

•

up to $43 million to fund a distribution to the non-Series A Pre-IPO Investors, which distribution will be payable upon determination of the outcome and amount payable, if any, in connection with an arbitration proceeding with Align, as further described in "Dividend Policy." Investors in this offering will not be entitled to any portion of this distribution; and

• the balance for general corporate purposes, including, but not limited to, international expansion, innovation, research and development, and working capital.
See "Use of Proceeds."
Dividend policy
We have no current plans to pay dividends on our Class A common stock. Any future determination to pay dividends will be made at the discretion of our board of directors, subject to applicable laws, and will depend on a number of factors, including our financial condition, results of operations, capital requirements, contractual, legal, tax and regulatory restrictions, general business conditions and other factors that our board of directors may deem relevant.

Subject to having available cash and subject to limitations imposed by applicable law and contractual restrictions (including pursuant to our debt instruments), the SDC Financial LLC Agreement requires SDC Financial to make certain distributions to SDC Inc. and the Continuing LLC Members, pro rata, in order to facilitate the payment of taxes with respect to the income of SDC Financial that is allocated to us and them. To the extent that the tax distributions we receive exceed the amounts we actually require to pay taxes, Tax Receivable Agreement payments, and other expenses, we will not be required to distribute such excess cash. See "Dividend Policy" for details on how we might use such excess cash.
Listing	We have applied to list our Class A common stock on the NASDAQ Global Select Market under the symbol "SDC."
Exchange rights of the Continuing LLC Members	Prior to the closing of this offering, we will complete the Reorganization Transactions described in "Organizational Structure."

Subject to the terms and conditions of the SDC Financial LLC Agreement, the Continuing LLC Members will have the right to exchange their LLC Units (with automatic cancellation of an equal number of shares of Class B common stock) for shares of our Class A common stock on a one-for-one basis, subject to customary adjustments for stock splits, stock dividends and reclassifications, or for cash (based on the market price of shares of Class A common stock), with the form of consideration determined by the disinterested members of our board of directors. We have reserved for issuance shares of Class A common stock in respect of the aggregate number of shares of Class A common stock that may be issued upon exchange of LLC Units. See "Certain Relationships and Related Party Transactions—SDC Financial LLC Agreement—Exchange rights."

Tax Receivable Agreement	Our purchase of LLC Units from the Pre-IPO Investors in connection with this offering, as described under "Use of Proceeds," and any future exchanges of LLC Units for SDC Inc.'s Class A common stock or cash are expected to result in increases in SDC Inc.'s allocable tax basis in the assets of SDC Financial that otherwise would not have been available to SDC Inc. These increases in tax basis are expected to provide SDC Inc. with certain tax benefits that can reduce the amount of cash tax that SDC Inc. otherwise would be required to pay in the future. SDC Inc. and SDC Financial will enter into a tax receivable agreement (the "Tax Receivable Agreement") with the Continuing LLC Members, pursuant to which SDC Inc. will agree to pay the Continuing LLC Members 85% of the cash savings, if any, in U.S. federal, state, and local income tax or franchise tax that SDC Inc. actually realizes as a result of (a) the increases in tax basis attributable to exchanges by Continuing LLC Members and (b) tax benefits related to imputed interest deemed to be paid by us as a result of the Tax Receivable Agreement. See "Certain Relationships and Related Party Transactions—Tax Receivable Agreement."
Registration Rights Agreement
We intend to enter into a Registration Rights Agreement (the "Registration Rights Agreement"), whereby, following this offering and the expiration of the related 180-day lock-up period, we may be required to register under the Securities Act of 1933, as amended (the "Securities Act"), the sale of shares of our Class A common stock that may be issued to Continuing LLC Members upon exchange of their LLC Units. See "Certain Relationships and Related Party Transactions—Registration Rights Agreement."
Directed Share Program
At our request, the underwriters have reserved up to % of the Class A common stock being offered by this prospectus for sale at the initial public offering price to our directors, officers, employees, other individuals associated with us, and members of their families. The sales will be made by UBS Financial Services Inc., a selected dealer affiliated with UBS Securities LLC, an underwriter of this offering, through a directed share program. We do not know if these persons will choose to purchase all or any portion of these reserved shares, but any purchases they do make will reduce the number of shares available to the general public. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares of Class A common stock. Participants in the directed share program who are allocated any shares shall be subject to a 180-day lock-up with respect to any shares sold to them pursuant to that program. See "Underwriting (Conflicts of Interest)" for more information.

Conflicts of Interest	As described in "Use of Proceeds" and "Certain Relationships and Related Party Transactions—Purchase of LLC Units," a portion of the net proceeds from this offering will be received by certain of our directors and officers (the "Margin Loan Parties"). A portion of the proceeds received by the Margin Loan Parties, in an amount greater than 5% of the total net proceeds in this offering, will be used to repay borrowings by the Margin Loan Parties under certain margin loans with an affiliate of UBS Securities LLC. Because UBS Securities LLC is an underwriter in this offering and one of its affiliates will receive 5% or more of the net proceeds from the sale of our Class A common stock in this offering, UBS Securities LLC is deemed to have a "conflict of interest" under Rule 5121 ("Rule 5121") of the Financial Industry Regulatory Authority, Inc. ("FINRA"). Accordingly, this offering is being made in compliance with the requirements of Rule 5121. Pursuant to that rule, the appointment of a "qualified independent underwriter" is not required in connection with this offering as the members primarily responsible for managing the public offering do not have a conflict of interest, are not affiliates of any member that has a conflict of interest, and meet the requirements of paragraph (f)(12)(E) of Rule 5121. See "Underwriting (Conflicts of Interest)."
Risk Factors	Investing in our Class A common stock involves substantial risks. See "Risk Factors" for a discussion of risks you should carefully consider before deciding to invest in our Class A common stock.

        Unless otherwise indicated or the context otherwise requires, the number of shares of Class A common stock outstanding and other information in this prospectus:

  •
  gives effect to the Reorganization Transactions and assumes the effectiveness of our amended and restated certificate of incorporation and bylaws, which we will adopt prior to completion of this offering;

  •
  assumes an initial public offering price of $            per share of Class A common stock, which is the midpoint of the estimated price range set forth on the cover page of this prospectus;

  •
  assumes that the underwriters do not exercise their option to purchase            additional shares of Class A common stock from us;

  •
  excludes            shares of Class A common stock issuable upon the exchange of             LLC Units (with automatic cancellation of an equal number of shares of Class B common stock), including those that may be issued in respect of Restricted Units, that will be held by the Pre-IPO Investors immediately following this offering;

  •
  excludes            shares of Class A common stock issuable upon exchange of             LLC Units (with automatic cancellation of an equal number of shares of Class B common stock), which are issuable upon exercise of Warrants with a weighted-average exercise price of $            ; and

  •
  excludes            shares of Class A common stock reserved as of the date of this prospectus for future issuance under our Omnibus Plan (as defined herein).

SUMMARY HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL DATA

        The following tables set forth summary historical consolidated financial data of SDC Financial at the dates and for the periods indicated. SDC Financial is considered the predecessor of SDC Inc. for accounting purposes, and its historical consolidated financial statements will be our historical consolidated financial statements following this offering. The statements of operations data for the years ended December 31, 2018 and 2017, and balance sheet data as of December 31, 2018 and 2017, are derived from the audited consolidated financial statements of SDC Financial and related notes included elsewhere in this prospectus. The condensed consolidated statements of operations data for the six months ended June 30, 2019 and 2018, and balance sheet data as of June 30, 2019, are derived from the unaudited condensed consolidated financial statements of SDC Financial and related notes included elsewhere in this prospectus. The summary historical financial data of SDC Inc. has not been presented because SDC Inc. is a newly incorporated entity and has not engaged in any business or other activities except in connection with its formation and initial capitalization.

        The summary unaudited pro forma consolidated statement of operations data and balance sheet data for the six months ended June 30, 2019 and the fiscal year ended December 31, 2018 and as of June 30, 2019, present our consolidated results of operations and financial position after giving pro forma effect to (i) the Reorganization Transactions and this offering, as described under "Organizational Structure," as if such transactions occurred on January 1, 2018 with respect to the pro forma consolidated statement of operations data and June 30, 2019 with respect to the pro forma consolidated balance sheet data, (ii) the use of the estimated net proceeds from this offering, as described under "Use of Proceeds," (iii) the effects of the Tax Receivable Agreement, as described under "Certain Relationships and Related Party Transactions—Tax Receivable Agreement," and (iv) a provision for corporate income taxes on the income attributable to SDC Inc. at an effective rate of        %, inclusive of all U.S. federal, state, and local income taxes. The pro forma adjustments are based on available information and upon assumptions that our management believes are reasonable in order to reflect their impact, on a pro forma basis, on the historical financial information of SDC Financial. The summary unaudited pro forma consolidated financial information is included for informational purposes only and does not purport to reflect the results of operations or financial position of SDC Inc. that would have occurred had SDC Inc. been in existence or operated as a public company or otherwise during the periods presented. The unaudited pro forma consolidated financial information should not be relied upon as being indicative of our results of operations or financial position had the described transactions occurred on the dates assumed. The unaudited pro forma consolidated financial information also does not project our results of operations or financial position for any future period or date.

        The following summary historical and pro forma consolidated financial data is qualified in its entirety by reference to, and should be read in conjunction with, our audited consolidated financial statements and related notes, and the information under "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Selected Consolidated Historical Financial Data," "Unaudited Consolidated Pro Forma Financial Information," and other financial information included in this prospectus. Historical results included below and elsewhere in this prospectus are not necessarily indicative of our future performance.

		Six months ended June 30,			Years ended December 31,
	Pro Forma As Adjusted Six months ended June 30, 2019			Pro Forma As Adjusted Year ended December 31, 2018
(in thousands, except share related amounts)		2019	2018		2018	2017
	(unaudited)	(unaudited)		(unaudited)
Statements of Operations Data:
Total revenues	$	$373,530	$175,064	$	$423,234	$145,954
Cost of revenues		83,580	60,377		133,968	64,011

Gross profit		289,950	114,687		289,266	81,943
Marketing and selling expenses		209,146	86,457		213,080	64,243
General and administrative expenses		96,490	47,301		121,743	48,202

Loss from operations		(15,686)	(19,071)		(45,557)	(30,502)
Total interest expense		7,391	5,884		13,705	2,148
Loss on extinguishment of debt		29,640	—		—	—
Other expense		81	8,642		15,148	—

Net loss before provision for income tax expense		(52,798)	(33,597)		(74,410)	(32,650)
Provision for income tax expense		117	209		361	128

Net loss attributable to non-controlling interest		—	—		—	—
Net loss attributable to SDC Inc.	$	$(52,915)	$(33,806)	$	$(74,771)	$(32,778)

Net loss	$	$(52,915)	$(33,806)	$	$(74,771)	$(32,778)

Per Share Data:
Pro forma net loss per share:
Basic	$

Diluted	$			$

Pro forma weighted-average shares used to compute net loss per share:
Basic

Diluted

Other Data:
Adjusted EBITDA(a)	$	$2,299	$(8,464)	$	$(16,857)	$(21,129)

(a)
For the definition of the non-GAAP financial measure of Adjusted EBITDA and a reconciliation of Adjusted EBITDA to our most directly comparable financial measure calculated in accordance with GAAP, please read "—Non-GAAP Financial Measures."

(in thousands)	Pro Forma As Adjusted As of June 30, 2019	As of June 30, 2019	As of December 31, 2018
	(unaudited)	(unaudited)
Balance Sheet Data:
Cash	$	$149,088	$313,929
Total assets		542,519	555,194
Total liabilities	$	$343,336	$256,997
Redeemable Series A Preferred Units		425,188	388,634
Total members'/stockholders' deficit		(226,005)	(90,437)

Total liabilities, Redeemable Series A Preferred Units and members'/stockholders' deficit	$	$542,519	$555,194

Non-GAAP Financial Measures

        To supplement our consolidated financial statements presented in accordance with accounting principles generally accepted in the United States of America ("GAAP"), we also present Adjusted EBITDA, a financial measure which is not based on any standardized methodology prescribed by GAAP.

        We define Adjusted EBITDA as net loss before provision for income tax expense, interest expense, depreciation and amortization, and loss on disposal of property, plant and equipment, adjusted to remove derivative fair value adjustments, loss on extinguishment of debt, foreign currency adjustments, and equity-based compensation. Adjusted EBITDA does not have a definition under GAAP, and our definition of Adjusted EBITDA may not be the same as, or comparable to, similarly titled measures used by other companies.

        We use Adjusted EBITDA when evaluating our performance when we believe that certain items are not indicative of operating performance. Adjusted EBITDA provides useful supplemental information to management regarding our operating performance and we believe it will provide the same to stockholders.

        We believe that Adjusted EBITDA will provide useful information to stockholders about our performance, financial condition, and results of operations for the following reasons: (i) Adjusted EBITDA would be among the measures used by our management team to evaluate our operating performance and make day-to-day operating decisions and (ii) Adjusted EBITDA is frequently used by securities analysts, investors, lenders, and other interested parties as a common performance measures to compare results or estimate valuations across companies in our industry.

        Adjusted EBITDA should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with GAAP. There are a number of limitations related to the use of Adjusted EBITDA rather than net loss, the most directly comparable GAAP financial measure, including:

  •
  Adjusted EBITDA does not reflect changes in, or cash requirements for working capital needs;

  •
  Adjusted EBITDA does not reflect interest expense or the cash requirements necessary to service interest or principal payments on indebtedness;

  •
  Adjusted EBITDA does not reflect provision for income tax expense or the cash requirements to pay taxes;

  •
  Adjusted EBITDA does not reflect historical cash expenditures or future requirements for capital expenditures or contractual commitments;

  •
  Adjusted EBITDA does not reflect the impact on earnings or changes resulting from matters that are considered not to be indicative of our future operations;

  •
  although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such replacements;

  •
  Adjusted EBITDA includes financing income, but not the interest expense to carry the related receivables; and

  •
  other companies in our industry may calculate Adjusted EBITDA differently, limiting its usefulness as a comparative measure.

        Because of these limitations, Adjusted EBITDA should not be considered as discretionary cash available to us to reinvest in the growth of our business or as a measure of cash that will be available to us to meet our obligations. You should consider Adjusted EBITDA alongside other financial measures, including net loss and our other financial results, presented in accordance with GAAP.

        A reconciliation of Adjusted EBITDA to net loss, the most directly comparable GAAP financial measure, is set forth below:

		Six months ended June 30,			Years ended December 31,
	Pro Forma Six months ended June 30, 2019			Pro Forma Year ended December 31, 2018
(in thousands)		2019	2018		2018	2017
	(unaudited)	(unaudited)		(unaudited)
Net loss	$	$(52,915)	$(33,806)	$	$(74,771)	$(32,778)
Depreciation and amortization		9,723	2,735		8,861	2,513
Total interest expense		7,391	5,884		13,705	2,148
Income tax expense		117	209		361	128
Loss on disposal of property, plant and equipment		—	—		617	—
Fair value adjustment of warrant derivative		—	8,624		14,500	—
Loss on extinguishment of debt		29,640	—		—	—
Equity-based compensation		8,262	7,872		19,839	6,860
Other		81	18		31	—

Adjusted EBITDA	$	$2,299	$(8,464)	$	$(16,857)	$(21,129)

RISK FACTORS

        The following section discusses material risks and uncertainties that could adversely affect our business, financial condition, and results of operations. Investing in our Class A common stock involves substantial risks. You should carefully consider the following risk factors, as well as all of the other information contained in this prospectus, including "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the consolidated financial statements and related notes thereto included elsewhere in this prospectus, before deciding to invest in our Class A common stock. The occurrence of any of the following risks could materially and adversely affect our business, strategies, prospects, financial condition, results of operations, and cash flows. In such case, the market price of our Class A common stock could decline and you could lose all or part of your investment.

Risks Related to Our Business

We have a limited operating history and have grown significantly in a short period of time. If we fail to manage our growth effectively, our business could be materially adversely affected.

        We were organized and began selling clear aligners manufactured by third parties in 2014, and we began selling clear aligners manufactured by us in 2016. Accordingly, we have a limited operating history, which makes an evaluation of our future prospects difficult. Our operating results have fluctuated in the past and we expect our future quarterly and annual operating results to fluctuate as we focus on increasing demand for our products. We may need to make business decisions that could adversely affect our operating results, such as modifications to our pricing policy, business structure, or operations.

        In addition, we have grown rapidly since inception and anticipate further growth. For example, our total revenues increased from $20.6 million for the year ended December 31, 2016 to $423.2 million for the year ended December 31, 2018, and were $373.5 million for the six months ended June 30, 2019. The number of our full-time employees increased from approximately 225 at December 31, 2016 to approximately 5,000 at June 30, 2019. We have continually been expanding our Nashville, Tennessee headquarters since 2015, and completed the build-out of our Antioch, Tennessee manufacturing facilities in 2018. We opened an Escazu, Costa Rica facility in 2016, expanded the Escazu facility and opened a San Jose, Costa Rica facility in 2017, and replaced the Escazu facility with a larger Cartago, Costa Rica facility in 2018. We also expect to open an additional manufacturing facility near Austin, Texas in late 2019.

        This growth has placed significant demands on our management, financial, operational, technological, and other resources, and we expect that our growth will continue to place significant demands on our management and other resources and will require us to continue developing and improving our operational, financial, and other internal controls, both in the U.S. and internationally. In particular, continued growth increases the challenges involved in a number of areas, including: recruiting and retaining sufficient skilled personnel, providing adequate training and supervision to maintain our high quality standards, and preserving our culture and values. We may not be able to address these challenges in a cost-effective manner or at all. If we do not effectively manage our growth, we may not be able to execute on our business plan, respond to competitive pressures, take advantage of market opportunities, satisfy member requirements, or maintain high-quality product offerings, and our business, financial condition, and results of operations could be materially harmed.

We have a history of net losses and we may not achieve or maintain profitability in the future.

        We have incurred net operating losses since inception. For the years ended December 31, 2018 and 2017, we incurred net losses of $(74.8) million and $(32.8) million, respectively, and we incurred $(52.9) million of net losses for the six months ended June 30, 2019. From inception through the present, we have spent significant funds in organizational and start-up activities, to recruit key managers and employees, to develop our clear aligners, to develop our manufacturing and member support resources, and for research and development. It is possible that we will not achieve profitability and that, even if we do achieve profitability, we may not maintain or increase profitability in the future.

We depend on sales of our clear aligners for the vast majority of our net revenues. Demand for our clear aligners may not increase as rapidly as we anticipate due to a variety of factors, including consumer reluctance to accept teledentistry, a weakness in general economic conditions, or competitive pressures.

        We expect that net revenues from sales of our clear aligners will continue to account for the vast majority of our total net revenues for the foreseeable future. Continued and widespread market acceptance of teledentistry by consumers is critical to our future success. Delivery of clear aligners via a teledentistry model represents a change from traditional orthodontic treatment, which requires in-person visits, and consumers may be reluctant to accept this model or may not find it preferable to traditional treatment. In addition, consumers may not respond to our direct marketing campaigns or we may be unsuccessful in reaching our target audience, particularly in foreign jurisdictions where our advertising may be more heavily regulated. If consumers prove unwilling to adopt our teledentistry model as rapidly or in the numbers that we anticipate, our operating results could be materially harmed.

        Consumer spending habits are affected by, among other things, prevailing economic conditions, levels of employment, salaries and wage rates, consumer confidence, and consumer perception of economic conditions. In many markets, dental and orthodontic reimbursement is largely out of pocket for the consumer and, as result, utilization rates can vary significantly depending on economic growth. A general slowdown in the U.S. economy and certain international economies in which we plan to expand or an uncertain economic outlook could adversely affect consumer spending habits, which may result in, among other things, a decrease in the number of overall orthodontic case starts, a reduction in consumer spending on elective or higher value procedures, or a reduction in demand for dental and orthodontic services generally, each of which would have an adverse effect on our sales and operating results. Weakness in the global economy results in a challenging environment for selling dental and orthodontic technologies. If there is a reduction in consumer demand for orthodontic treatment generally, if consumers choose to use a competitive product rather than our clear aligners, or if the average selling price of our clear aligners declines as a result of economic conditions, competitive pressures, or any other reason, our business, results of operations, and financial condition could be materially harmed.

Adverse changes in, or interpretations of, laws, rules, regulations governing remote healthcare and the practice of dentistry could have a material adverse effect on our business.

        Our current business model is dependent, in part, on current laws, rules, and regulations governing remote healthcare and the practice of dentistry. If changes in laws, rules regulations, or their interpretations are inconsistent with our current business model, we would need to adapt our business model accordingly, and our operations in certain jurisdictions may be disrupted, which could have a material adverse effect on our business, financial condition, and results of operations. See "—Risks Related to Legal and Regulatory Matters—Our business could be adversely affected by ongoing professional and legal challenges to our business model or by new state actions restricting our ability to provide our products and services in certain states."

We face competition in the market for our clear aligners, and we expect competition from existing competitors and other companies that may enter the market or introduce new technologies in the future, which may decrease our net revenues.

        We compete with a handful of smaller companies that collectively have limited market share in the direct-to-consumer clear aligner industry, including Candid Co., Smilelove, and SnapCorrect. To a lesser extent, we also face competition from more well-established competitors in the traditional orthodontic industry, which requires in-person visits, such as Align Technology, Inc. ("Align"). We expect some additional competition from other teledentistry solutions, and from new entrants into the orthodontic supply or clear aligner markets. Some of these competitors may have greater resources as well as the ability to leverage existing channels in the dental market to compete directly with us. In addition, we may also face future competition from companies that introduce new technologies. We may be unable to compete with these competitors, and one or more of these competitors may render our technology obsolete or economically unattractive. As we continue to expand internationally, we will face additional competition in geographies outside the U.S. If we are unable to compete effectively with existing products or respond effectively to any new products developed by competitors, our business could be materially harmed. Increased competition may result in price reductions, reduced gross margins, reduced profitability, and loss of market share. There can be no assurance that we will be able to compete successfully against our current or future competitors or that competitive pressures will not have a material adverse effect on our business, results of operations, and financial condition.

We spend significant amounts on advertising and other marketing campaigns to acquire new members, which may not be successful or cost-effective.

        We market our aligners and other products through an omni-channel approach supported by media mix modeling and multitouch attribution modeling. Our marketing approach focuses on both offline activities, mainly television, and online digital marketing. We spend significant amounts on advertising and other marketing campaigns to acquire new members, and we expect our marketing expenses to increase in the future as we continue to spend significant amounts to acquire new members and increase awareness of our products. While we seek to structure our marketing campaigns in the manner that we believe is most likely to encourage consumers to use our products, we may fail to identify marketing opportunities that satisfy our anticipated return on marketing spend as we scale our investments in marketing, accurately predict member acquisition, or fully understand or estimate the conditions and behaviors that drive consumer behavior. If, for any reason, any of our marketing campaigns prove less successful than anticipated in attracting new members, we may not be able to recover our marketing spend, and our rate of member acquisition may fail to meet market expectations, either of which could adversely affect our business, results of operations, and financial condition. There can be no assurance that our marketing efforts will result in increased sales of our products.

If our retail partner relationships are not successful, our ability to market and sell our products would be harmed and our financial performance would be adversely affected.

        We are developing an oral care product line, which will include our impression kits and other non-prescription products, to be offered through large, national retail partners. We have limited ability to influence the efforts of our retail partners, and relying on them for a portion of our sales could harm our business for various reasons, including:.

  •
  our retail partners may not devote sufficient resources to the sale of our products or may be unsuccessful in marketing our products;

  •
  our agreements with retail partners may terminate prematurely due to disagreements or may result in litigation;

  •
  we may not be able to renew existing retail partner agreements or negotiate future retail partner agreements on acceptable terms; and

  •
  our agreements with retail partners may preclude us from entering into additional future arrangements.

Sales of a significant portion of our clear aligners may depend on our members' ability to obtain reimbursement from third-party payors, such as insurance carriers.

        Sales of our clear aligners may depend on our members' ability to obtain reimbursement from third-party payors, such as insurance carriers. Any reduction in insurance or other third-party payor reimbursement currently available to our members for our clear aligners may cause negative price pressure, which would reduce our revenues. Without a corresponding reduction in the cost to produce such products, the result would be a reduction in our overall gross profit. Similarly, any increase in the cost of such products would reduce our overall gross profit unless there was a corresponding increase in third-party payor reimbursement. In addition, although we have contracts with certain insurance companies and are negotiating with others, healthcare initiatives in the U.S. may lead third-party payors to decline or reduce reimbursement for our clear aligner treatment, and compliance with administrative procedures or requirements of third-party payors may result in delays in processing approvals by those payors for members to obtain coverage for our clear aligners. Finally, as we expand our sales and marketing efforts outside of the U.S., we face additional risks associated with obtaining and maintaining coverage and securing reimbursement from foreign health care payment systems on a timely basis or at all. Failure by our members to obtain or maintain coverage or to secure adequate reimbursement for our clear aligner treatment by third-party payors could have an adverse effect on our business, results of operations, and financial condition.

Our growth and future success may depend on our ability to enhance our existing products and services or to develop, obtain regulatory clearance for, successfully introduce, and achieve market acceptance of new products and services.

        We intend to continually improve and enhance our existing products and services and/or develop and introduce new products and services in order to maintain or increase our sales. The success of new or enhanced products and services may depend on a number of factors including anticipating and effectively addressing consumer preferences and demand, the success of our sales and marketing efforts, innovation and timely and successful research and development, obtaining necessary regulatory clearances, anticipating and responding to competing products and technological innovations, adequately protecting our intellectual property rights, effective forecasting and management of product demand, effective management of manufacturing and supply costs, and the quality of our products. There can be no assurance that we will be able to successfully develop and introduce new or enhanced products and services. Even if new or enhanced products and services are successfully introduced, they may not rapidly gain market share and acceptance.

        The development of new products and services in the dental and orthodontic industry can be complex and costly. We could experience delays in the development and introduction of new and enhanced products and services, including delays in obtaining any necessary regulatory clearances. Unanticipated problems in developing products and services could also divert substantial research and development resources, which may impair our ability to develop new products and services and enhancements of existing products and services, and could substantially increase our costs. If new or enhanced product and service introductions are delayed or not successful, we may not be able to achieve an acceptable return, if any, on our research and development efforts, and our business may be adversely affected. Even if we successfully innovate and develop new or enhanced products and services, we may incur substantial costs in doing so and our profitability may suffer.

        Any failure in our ability to successfully develop, introduce, or achieve market acceptance of new or enhanced products and services, or any problems in the design or quality of any products or services we develop, could have a material adverse effect on our business, results of operations, and financial condition.

Because our current Chairman and Chief Executive Officer has other business interests, he may not be able or willing to devote a sufficient amount of time to our business operations, which could negatively impact our business, results of operations, and financial condition.

        David Katzman, our Chairman and Chief Executive Officer, has other business interests outside of SmileDirectClub. While we believe that Mr. Katzman presently has adequate time to attend to our business, it is possible that the demands on him from other obligations could increase, with the result that he would no longer be able to devote sufficient time to the management of our business, in which case we could need the services of a full-time Chief Executive Officer. Additionally, there is a risk of conflict of interest with other entities for which David Katzman provides services, which are monitored by our Board. In addition, we have a related party transactions policy, which details procedures to address any related party transactions with Mr. Katzman or any of these entities. The loss of Mr. Katzman to us could negatively impact our operations and financial results. See "—Risks Related to Our Organization and Structure—After the completion of this offering, pursuant to the Voting Agreement, David Katzman, our Chairman and Chief Executive Officer, will control a majority of the voting power of shares of our common stock eligible to vote in the election of our directors and on other matters submitted to a vote of our stockholders, and his interests may conflict with ours or yours in the future" and "Certain Relationships and Related Party Transactions—Policies and Procedures for Related Party Transactions."

A disruption in the operations of our freight carriers or higher shipping costs could cause a decline in our net revenues or a reduction in our earnings.

        We are dependent on commercial freight carriers to deliver our products to our members. If the operations of these carriers are disrupted for any reason, we may be unable to deliver our products to our members on a timely basis. If we cannot deliver our products in an efficient and timely manner, our members may cancel their orders from us or seek other compensation for delays, and our net revenues and gross margin could materially decline. In a rising fuel cost environment, our freight costs will increase. If freight costs materially increase and we are unable to pass that increase along to our members for any reason or otherwise offset such increases in our cost of net revenues, our gross margin and financial results could be adversely affected.

We rely on third-party suppliers for some of our manufacturing components and have limited control over our suppliers, which subjects us to significant risks, including the potential inability to obtain or produce quality products on a timely basis or in sufficient quantities.

        We rely on third-party suppliers for several components used in the manufacture of our products. We have limited control over our suppliers, including aspects of their specific manufacturing processes and their labor, environmental, or other practices, which subjects us to significant risks, including the following:

  •
  inability of our suppliers to satisfy demand for our manufacturing components and to produce sufficient equipment and materials to support our growth, which could disrupt our ability to deliver our products in a timely manner;

  •
  reduced control over manufacturing standards, controls, procedures, and policies, reduced ability to oversee the manufacturing process, and reduced ability to develop and monitor compliance with our product manufacturing specifications, each of which could negatively impact product quality and reliability;

  •
  price increases, which could result in lower gross margins;

  •
  entry into non-cancelable minimum purchase commitments, which could impact our ability to adjust our capacity and inventory and could lead to excess and obsolete equipment and supplies;

  •
  technology changes by our suppliers, which could disrupt access to required manufacturing capacity or require expensive, time-consuming development efforts to adapt and integrate new equipment or processes;

  •
  the delay or failure of a key supplier to perform its obligations to us due to financial, operating, or other difficulties;

  •
  difficulties in quickly establishing additional supplier relationships on commercially acceptable terms in the event that we experience difficulties with our existing suppliers;

  •
  infringement or misappropriation of our intellectual property;

  •
  exposure to natural catastrophes, political unrest, terrorism, labor disputes, and economic instability resulting in the disruption of trade;

  •
  changes in local economic conditions in areas where our suppliers or logistics providers are located;

  •
  the imposition of new laws and regulations, including those relating to labor conditions, quality and safety standards, imports, duties, taxes, and other charges on imports, as well as trade restrictions and restrictions on currency exchange or the transfer of funds; and

  •
  insufficient warranties and indemnities.

        If any of these risks were to materialize, we could face production interruptions, delays, or inefficiencies or could be forced to curtail or cease operations, which could have a material adverse effect on our business, results of operations, and financial condition.

If we encounter manufacturing problems or delays, our ability to generate revenue will be limited.

        Historically, we purchased our clear aligners and retainers from third-party manufacturers. In 2016, we opened our first manufacturing facility in Antioch, Tennessee to lower our manufacturing costs, increase supply redundancy, and add capacity to support growth. To date, we have incurred significant capital expenditures related to these facilities, and we expect that capital expenditures will continue to be significant as we further upgrade our Tennessee facilities and open a new manufacturing facility elsewhere in the U.S. These costs could increase significantly, and there is no assurance that the final costs will not be materially higher than anticipated. We are also exploring alternative site manufacturing capabilities both domestically and abroad, which would require additional capital expenditures.

        We now manufacture all of our own clear aligners and retainers. While we have rapidly expanded our in-house manufacturing capabilities, there can be no assurance that manufacturing or quality control problems will not arise as we continue to scale-up and automate our production, or that we will be able to do so in a timely manner or at commercially reasonable costs. If we are unable to manufacture a sufficient supply of product, maintain control over expenses, or otherwise adapt to anticipated growth, or if we underestimate growth, we may not have the capability to satisfy market demand, and our business and reputation in the marketplace will suffer. We may also encounter defects in materials and/or workmanship, which could lead to a failure to adhere to regulatory requirements. Any defects could delay operations at our facilities, lead to regulatory fines, or halt or discontinue manufacturing indefinitely.

        Our manufacturing processes rely on complex three-dimensional scanning, geometrical manipulation and modeling technologies, and sophisticated 3D printing. Since our clear aligners and retainers are designed for individual members, we manufacture them to fill prescriptions rather than maintaining inventories. If demand for our clear aligners and retainers exceeds our manufacturing capacity, we could develop a substantial backlog of member orders, or would otherwise need to outsource to other manufacturers, which would affect our profitability.

        Our manufacturing facilities are subject to periodic regulatory inspections by FDA and other regulatory agencies. If we fail in the future to maintain facilities in accordance with applicable Quality System Regulations enforced by FDA or other regulatory requirements, our manufacturing process could be suspended or terminated, which would have a material adverse effect on our business, results of operations, and financial condition.

We are dependent on some international suppliers, which exposes us to foreign operational and political risks that may harm our business.

        We rely on some third party suppliers in Europe and Asia who supply, among other things, certain of the technology and raw materials used in our manufacturing processes. Our reliance on international operations exposes us to risks and uncertainties, including: controlling quality of supplies; political, social, and economic instability; interruptions and limitations in telecommunication services; product or material delays or disruption; trade restrictions and changes in tariffs; import and export license requirements and restrictions; fluctuations in currency exchange rates; and potential adverse tax consequences. If any of these risks were to materialize, our operating results may be harmed.

The majority of our operations are conducted in three geographic locations. Any disruption at our facilities could increase our expenses.

        Aside from our SmileShops, all of our business and manufacturing operations, in addition to some of our customer service operations, are conducted in and around Nashville, Tennessee, with one manufacturing location expected to open near Austin, Texas in late 2019. All of our treatment planning operations, as well the remainder of our customer service operations, are conducted in Costa Rica. We take precautions to safeguard our facilities, including insurance, health and safety protocols, and off-site storage of computer data. However, a natural disaster, such as a fire, flood, or earthquake, could cause substantial delays in our operations, damage or destroy our manufacturing equipment or inventory, and cause us to incur additional expenses. The insurance we maintain against fires, floods, earthquakes, and other natural disasters may not be adequate to cover our losses in any particular case. Any material disruption could materially damage member and business partner relationships and subject us to significant reputational, financial, legal, and operational consequences.

We will operate many of our SmileShops under master license agreements with CVS and Walgreens, each of which, if not renewed after its initial term of five years, will require us to close or relocate a substantial number of our SmileShops.

        We have entered into a five-year non-exclusive agreement with CVS Pharmacy, Inc., pursuant to which we have the ability to open up to 1,500 SmileShops within CVS stores across the country and a five-year non-exclusive agreement with Walgreens, Inc., pursuant to which we have the ability to open any number of SmileShops within Walgreens stores across the country. Each agreement has an initial term of five years. If we are unable to renew either agreement at the end of its term, or if either is otherwise terminated for any reason, we will be required to close or relocate a substantial number of our SmileShops, which could subject us to construction, relocation, and other costs, disruption of our operations, and other risks. In addition, if we terminate either agreement with respect to any particular SmileShop for convenience, for a certain period of time we will be prohibited from opening SmileShops within CVS or Walgreens competitors, as the case may be, in proximity to the terminated SmileShop, which could interfere with our ability to open alternative SmileShops in certain geographic areas. If any of these risks were to materialize, our business, results of operations, and financial condition could be materially harmed.

Our information technology systems are critical to our business. System integration and implementation issues and system security risks could disrupt our operations, which could have a material adverse impact on our business, results of operations, and financial condition.

        We depend on our information technology systems, as well as those of third parties, to develop products and services, operate our website, host and manage our services, store data, process transactions, respond to user inquiries, and manage our operations. Any material disruption or slowdown of our systems or those of third parties upon whom we depend, including a disruption or slowdown caused by our failure to successfully manage significant increases in user volume or successfully upgrade our or their systems, system failures, viruses, security breaches, or other causes, could cause information, including data related to orders, to be lost or delayed, which could result in delays in the delivery of products to members or lost sales, which could reduce demand for our products, harm our brand and reputation, and cause our revenue to decline. If changes in technology cause our information systems, or those of third parties upon whom we depend, to become obsolete, or if our or their information systems are inadequate to handle our growth, we could lose members, and our business, financial condition, and results of operations could be adversely affected.

        There can be no assurance that our process of improving existing systems, developing new systems to support our expanding operations, integrating new systems, protecting confidential member information, and improving service levels will not be delayed or that additional systems issues will not arise in the future. Failure to adequately protect and maintain the integrity of our information systems and data may result in a material adverse effect on our business.

Our international operations subject us to additional costs and risks, and our continued international expansion will subject us to additional costs and risks that may adversely impact our business, results of operations, and financial condition.

        We recently entered the markets in Canada, Australia, and the U.K., and plan to enter into additional international markets in the future. There are significant costs and risks inherent in conducting business in international markets. If we expand, or attempt to expand, into additional foreign markets, we will be subject to new business risks, in addition to regulatory risks. In addition, expansion into foreign markets imposes additional burdens on our executive and administrative personnel, finance and legal teams, research and marketing teams, and general managerial resources.

        We have limited experience with regulatory environments and market practices internationally, and we may not be able to penetrate or successfully operate in new markets. We may also encounter difficulty expanding into new international markets because of limited brand recognition in certain parts of the world, leading to delayed acceptance of our products and services by consumers in these new international markets. If we are unable to continue to expand internationally and manage the complexity of international operations successfully, our business, results of operations, and financial condition could be adversely affected. If our efforts to introduce our products and services into foreign markets are not successful, we may have expended significant resources without realizing the expected benefit. Ultimately, the investment required for expansion into foreign markets could exceed the results of operations generated from this expansion.

We face risks related to our international sales, including the need to obtain necessary foreign regulatory clearance or approvals.

        Sales of our products outside the U.S. will subject us to foreign regulatory requirements that vary widely from country to country. The time required to obtain clearances or approvals required by other countries may be longer than that required for FDA clearance or approval, and requirements for such approvals may differ from FDA requirements. We may be unable to obtain regulatory approvals and may also incur significant costs in attempting to obtain foreign regulatory approvals or maintain those we already have, including in Canada, Australia, the U.K., and the European Union (the "E.U."). If we experience delays in receipt of approvals to market our products in new jurisdictions, or if we fail to receive these approvals, we may be unable to market our products in international markets in a timely manner, if at all, which could materially impact our international expansion and adversely affect our business as a whole. In addition, we anticipate that regulations in certain foreign countries may challenge our teledentistry model. Some international regulations may also limit the availability of SmilePay to members in certain jurisdictions without our first obtaining a license or engaging a third party to provide such financing, or limit the financing options we can offer our members. If any of these risks were to materialize, they could limit our expected international growth and profitability.

As we expand internationally, we will be exposed to fluctuations in currency exchange rates, which could negatively affect our financial condition and results of operations.

        Although the U.S. dollar is our reporting currency, as we expand internationally, a portion of our net revenues and net income will be generated in foreign currencies. Net revenues and net income generated outside of the U.S. are translated into U.S. dollars using exchange rates effective during the respective period and are affected by changes in exchange rates. As a result, negative movements in currency exchange rates against the U.S. dollar will adversely affect our net revenues and net income in our consolidated financial statements. The exchange rate between the U.S. dollar and foreign currencies has fluctuated substantially in recent years and may continue to fluctuate substantially in the future. We may in the future enter into currency hedging transactions in an effort to cover some of our exposure to foreign currency exchange fluctuations. These transactions may not operate to fully or effectively hedge our exposure to currency fluctuations, and, under certain circumstances, these transactions could have an adverse effect on our business and financial condition.

The results of the U.K.'s referendum on withdrawal from the E.U. may have a negative effect on global economic conditions, financial markets, and our business.

        On June 23, 2016, the U.K. held a referendum in which a majority of voters approved an exit from the E.U., commonly referred to as Brexit. The referendum and ongoing negotiations have created significant uncertainty about the future relationship between the U.K. and the E.U. The uncertainty surrounding the terms of Brexit could negatively impact markets and cause weaker macroeconomic conditions that could continue for the foreseeable future. Adverse macroeconomic consequences, such as deterioration in economic conditions, may negatively impact future sales of our products and, particularly in European countries, may negatively impact our international expansion, either of which could have an adverse effect on our business, financial condition, and results of operations.

We depend on key personnel to operate our business, and if we are unable to retain and attract key personnel, we may be unable to pursue business opportunities or develop our products.

        We are dependent on the key employees in our clinical engineering, technology development, sales, training, marketing, and management teams. The loss of the services provided by certain of these individuals may significantly delay or prevent the achievement of our business objectives and could harm our business. Our future success will also depend on our ability to identify, recruit, train, and retain additional qualified personnel. We may not be successful in retaining our key personnel or their services, or in attracting and retaining personnel with the advanced qualifications necessary for the further development of our business. If we are unable to retain and attract key personnel, our business could be materially harmed.

If we are unable to accurately predict our volume growth, and fail to hire a sufficient number of technicians in advance of such demand, the delivery time of our products could be delayed, which could adversely affect our results of operations.

        Treatment planning, a key step leading to our manufacturing process, relies on sophisticated computer technology requiring new technicians to undergo an extensive training process. Training setup technicians takes several weeks, and it takes several months for a new technician to achieve his or her full capacity. The non-solicitation provisions of our supply agreement with Align prohibit us from soliciting Align's current employees in Costa Rica through the end of 2019, and we have also agreed that we will not solicit or hire any employee working at Align, which may restrict our ability to hire experienced team members through 2019. As a result, if we are unable to accurately predict our volume growth, we may not have a sufficient number of trained technicians to deliver our products within the time frame our members expect. Such a delay could cause us to lose existing members or fail to attract new members. This could cause a decline in our net revenues and net income and could adversely affect our results of operations for 2019.

If we choose to acquire or invest in new businesses, products, or technologies, instead of developing them ourselves, these acquisitions or investments could disrupt our business and could result in the use of significant amounts of equity, cash, or a combination of both.

        From time to time we may seek to acquire or invest in new businesses, products, or technologies, instead of developing them ourselves. Acquisitions and investments involve numerous risks, including:

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  timing of regulatory approvals and clearances;

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  the inability to complete the acquisition or investment;

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  disruption of our ongoing businesses and diversion of management attention;

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  difficulties in integrating the acquired entities, products, or technologies;

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  risks associated with acquiring intellectual property;

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  difficulties in operating the acquired business profitably;

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  the inability to achieve anticipated synergies, cost savings, or growth;

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  potential loss of key employees, particularly those of the acquired business;

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  difficulties in transitioning and maintaining key partner, distributor, and supplier relationships;

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  risks associated with entering markets in which we have no or limited prior experience;

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  increased operating costs or reduced earnings;

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  the use of significant amounts of cash, the incurrence of debt, and/or the assumption of significant liabilities; and

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  dilutive issuances of equity securities, which may be sold at a discount to market price.

        Any of these factors could materially harm our stock price, business, financial condition, and results of operations.

We offer a financing option to our members, which could adversely affect our financial results.

        We offer all of our members our SmilePay option, a financing plan that does not require a credit check. Approximately 65% of our members choose to finance their treatment through SmilePay. For the year ended December 31, 2018, SmilePay amounted to approximately $174.2 million in net receivables and an associated delinquency rate of approximately 10% of revenue (also 10% for 2017). For the six months ended June 30, 2019, SmilePay amounted to approximately $275.1 million in net receivables and an associated delinquency rate of approximately 9% of revenue. Although our delinquency rate improved from 2017 to 2018, primarily due to improved internal collection processes, the corresponding revenue reduction increased, primarily due to an increase in the number of members using SmilePay. We may experience an increase in payment defaults and uncollectible accounts, and may be required to increase our reduction in revenue, which would adversely affect our net income. In addition, extended payment terms decrease our cash flow from operations.

Our SmilePay financing option subjects us to additional regulations and compliance and other costs.

        Our SmilePay program subjects us to complex consumer financial protection laws and regulations, among others. We must comply with all applicable U.S. federal and state legal and regulatory regimes, including but not limited to those governing consumer retail installment credit transactions. Certain U.S. federal and state laws generally regulate the rate or amount of finance charges and fees and require certain disclosures for consumer finance transactions. If we fail to comply with applicable laws, regulations, rules, and guidance, our business could be adversely affected.

        Compliance with these laws and regulatory requirements is costly and time-consuming and limits our operational flexibility. Further, failure to comply with these laws and regulatory requirements may, among other things, limit our ability to collect all or part of the balance owing on a member's SmilePay account. As a result, we may not be able to collect on unpaid principal or finance charges. In addition, non-compliance could subject us to damages, revocation of required licenses or registrations, class action lawsuits, administrative enforcement actions, rescission rights held by investors in securities offerings, and civil and criminal liability, which may harm our business and may result in members rescinding their SmilePay account agreements.

        We currently contract with a third-party provider to manage the administrative services and maintain regulatory compliance for SmilePay in the U.S. and Canada, as well as to provide the enabling software. Some international regulations may limit the availability of SmilePay to members in certain jurisdictions without our first obtaining a license or engaging a third party to provide such financing, thereby limiting our profitability on sales to members in those locations. While both we and our provider are in the process of obtaining licenses in these jurisdictions, we cannot guarantee that the necessary licenses will be obtained by us or our provider on a timely basis or at all.

Refunds and cancellations could harm our business.

        We allow our customers to return aligners, subject to our Smile Guarantee refund policy, which allows any member, to return their aligners for any reason within the first 30 days of their treatment and receive a full refund. Additionally, members who follow their treatment plan and do not love their smile may return the remainder of their aligners for a pro-rated refund based on the number of aligners used or get additional aligners, at no additional cost, to address their treatment concerns. At the time of sale, we establish a reserve for aligner returns, based on historical experience and expected future returns, which is recorded as a reduction of sales. If we experience a substantial increase in refunds, our cancellation reserve levels might not be sufficient and our business, operating results, and financial condition could be harmed.

We may be unable to raise additional capital, which could harm our ability to compete.

        We expect to expend significant capital to establish an international brand, build manufacturing infrastructure, and develop both product and process technology. These initiatives may require us to raise additional capital over the next few years. We may consume available resources more rapidly than anticipated and we may not be able to raise additional funds when needed or on acceptable terms.

        If we raise additional funds through further issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences, and privileges superior to those of holders of our Class A and Class B common shares. If we are unable to obtain adequate financing or financing on terms satisfactory to us, when we require it, our ability to continue to pursue our business objectives and to respond to business opportunities, challenges, or unforeseen circumstances could be significantly limited, and our business, operating results, financial condition, and prospects could be materially adversely affected.

An increase in interest rates on our borrowings would increase the cost of servicing our debt and reduce our profitability.

        A portion of our outstanding debt bears interest at floating rates. As a result, to the extent we have not hedged against rising interest rates, an increase in the applicable benchmark interest rates would increase our cost of servicing our debt and could materially and adversely affect our results of operations, financial condition, liquidity, and cash flows. Such rates tend to fluctuate based on general economic conditions, general interest rates, Federal Reserve rates, and the supply of and demand for credit in the relevant interbanking market. In recent years, the Fed has incrementally raised the target range for the federal funds rate. Increases in the interest rate generally, and particularly when coupled with any significant variable rate indebtedness, could materially adversely impact our interest expenses. If interest rates increase, our debt service obligations on variable rate indebtedness would increase even though the amount borrowed remained the same, and our net income and cash flows, including cash available for servicing our indebtedness, will correspondingly decrease. In addition, we may refinance our indebtedness. If interest rates or our borrowing margins increase between the time an existing financing arrangement was consummated and the time such financing arrangement is refinanced, the cost of servicing our debt would increase and our results of operations, financial condition, liquidity, and cash flows could be materially and adversely affected.

Our outstanding debt instruments contain restrictions and covenants that may limit our operating flexibility and which, if violated, could result in the acceleration of the amounts due.

        Our outstanding debt instruments contain financial ratios and certain other covenants, which we are required to satisfy. Complying with these restrictions and covenants may make it more difficult for us to successfully execute our business strategy. We may need to reduce the amount of our indebtedness outstanding from time to time in order to comply with such financial ratios, though no assurance can be given that we will be able to do so.

        Our failure to maintain required financial ratios or our breach of the other restrictions or covenants under our debt instruments could result in an event of default under the applicable agreement. Such a default may allow our lenders under the applicable agreement to accelerate all of our outstanding indebtedness and other amounts due and, if we do not pay these amounts, proceed against the collateral securing these obligations. In the future, such a default may also result in the acceleration of other indebtedness.

We may not generate sufficient cash flow to service our debt, pay our contractual obligations, and operate our business.

        Our ability to make payments on our indebtedness and contractual obligations, and to fund our operations, depends on our future performance and financial results, which, to a certain extent, are subject to general economic, financial, competitive, regulatory, interest rate, and other factors that are beyond our control. Although senior management believes that we have and will continue to have sufficient liquidity, there can be no assurance that our business will generate sufficient cash flow from operations in the future to service our debt, pay our contractual obligations, and operate our business. In addition, the breach of certain covenants or restrictions in certain of our debt instruments would permit the lenders to declare all borrowings thereunder to be immediately due and payable and, if provided for in the future, cross default provisions may entitle our other lenders to accelerate their loans.

Changes in, or interpretations of, accounting rules and regulations could result in unfavorable accounting charges.

        Accounting principles and related pronouncements, implementation guidelines, and interpretations that we apply to a wide range of matters that are relevant to our business, including, but not limited to, revenue recognition, equity-based compensation, and other matters, are complex and involve subjective assumptions, estimates, and judgments by our management. Changes in these accounting pronouncements or their interpretation, or changes in underlying assumptions, estimates, or judgments by our management, could significantly change our reported or expected financial performance.

        We prepare our consolidated financial statements in conformity with GAAP. These principles are subject to interpretation by the SEC and various bodies formed to interpret and create appropriate accounting policies. Market conditions have prompted accounting standard setters to issue new guidance that further interprets or seeks to revise accounting pronouncements related to financial instruments, structures, or transactions, as well as to issue new standards expanding disclosures. A change in these policies can have a significant effect on our reported results and may even retroactively affect previously reported transactions. It is possible that future accounting standards we would be required to adopt could change the current accounting treatment applied to our consolidated financial statements and such changes could have a material adverse effect on our business, results of operations, financial condition, and liquidity.

Changes in lease accounting standards may materially and adversely affect us.

        The Financial Accounting Standards Board, or FASB, recently adopted new accounting rules, to be effective for our fiscal year beginning after December 2019, that will require companies to capitalize most leases on their balance sheets by recognizing a lessee's rights and obligations. When the rules are effective, we may be required to account for certain leases as assets and liabilities on our balance sheet. As a result, lease-related assets and liabilities may be recorded on our balance sheet, and we may be required to make other changes to the recording and classification of our lease-related expenses. Though these changes will not have any direct effect on our overall financial condition, these changes will cause the total amount of assets and liabilities we report to increase.

Our effective tax rate may vary significantly from period to period.

        Various internal and external factors may have favorable or unfavorable effects on our future effective tax rate. These factors include, but are not limited to, changes in tax laws both within and outside the U.S., regulations and/or rates, structural changes in our business, new or changes to accounting pronouncements, non-deductible goodwill impairments, changing interpretations of existing tax laws or regulations, changes in the relative proportions of revenues and income before taxes in the various jurisdictions in which we operate that have differing statutory tax rates, the future levels of tax benefits of equity-based compensation, changes in overall levels of pretax earnings, or by changes in the valuation of our deferred tax assets and liabilities. Additionally, we could be challenged by state and local tax authorities as to the propriety of our sales tax compliance, and our results could be materially impacted by these compliance determinations.

        In addition, our effective tax rate may vary significantly depending on our stock price. The tax effects of the accounting for share-based compensation may significantly impact our effective tax rate from period to period. In periods in which our stock price is higher than the grant price of the share-based compensation vesting in that period, we will recognize excess tax benefits that will decrease our effective tax rate. In future periods in which our stock price is lower than the grant price of the share-based compensation vesting in that period, our effective tax rate may increase. The amount and value of share-based compensation issued relative to our earnings in a particular period will also affect the magnitude of the impact of share-based compensation on our effective tax rate. These tax effects are dependent on our stock price, which we do not control, and a decline in our stock price could significantly increase our effective tax rate and adversely affect our financial results.

Risks Related to Legal and Regulatory Matters

Our business could be adversely affected by ongoing professional and legal challenges to our business model or by new state actions restricting our ability to provide our products and services in certain states.

        A number of dental and orthodontic professionals believe that clear aligners are appropriate for only a limited percentage of their patients. National and state dental associations have issued statements discouraging use of orthodontics using a teledentistry platform. Increased market acceptance of our remote clear aligner treatment may depend, in part, upon the recommendations of dental and orthodontic professionals and associations, as well as other factors including effectiveness, safety, ease of use, reliability, aesthetics, and price compared to competing products.

        Furthermore, our ability to conduct business in each state is dependent, in part, upon that particular state's treatment of remote healthcare and that state dental board's regulation of the practice of dentistry, each which are subject to changing political, regulatory, and other influences. There is a risk that state authorities may find that our contractual relationships with our doctors violate laws and regulations prohibiting the corporate practice of dentistry, which generally bar the practice of dentistry by entities. Two state dental boards have established new rules or interpreted existing rules in a manner that purports to limit or restrict our ability to conduct our business as currently conducted. The Georgia Board of Dentistry passed a new rule that requires a licensed dentist to be present when 3D oral images are taken by a dental assistant, and the Board of Dental Examiners of Alabama has interpreted existing rules to require "direct supervision" (meaning the dentist must be physically present somewhere in the building) for the taking of digital oral images. In both Georgia and Alabama, we have filed lawsuits in Federal court against the dental boards and their individual members alleging, among other things, violations of the Sherman Act. In addition, a national orthodontic association has met with various dental boards across the country in an effort to advocate for new rules and regulations that could have the effect of interfering with our business model. Although, none of these efforts have resulted in rules and regulations being passed to date, it is possible that the rules and regulations governing the practice of dentistry and orthodontics in one or more states may change or be interpreted in a manner unfavorable to our business. If adverse regulations are adopted or any such claims are successful, and we were unable to adapt our business model accordingly, our operations in such states would be disrupted, which could have a material adverse effect on our business, financial condition, and results of operations. In addition, a national dental association recently filed a citizen petition with FDA alleging that our manufacturing is in violation of "prescription only" requirements. See "Our Business—Regulatory Matters—State professional regulation" and "Our Business—Legal Proceedings."

Our success depends in part on our proprietary technology, and if we are unable to successfully enforce our intellectual property rights, our competitive position may be harmed.

        Our success will depend in part on our ability to maintain existing intellectual property and to obtain and maintain further intellectual property protection for our products and services, both in the U.S. and in other countries. We attempt to protect our intellectual property rights through a combination of patent, trademark, copyright, and trade secret laws, as well as licensing agreements and third-party confidentiality and assignment agreements. Our inability to do so could harm our competitive position. We have two issued U.S. patents, one allowed U.S. patent, and numerous pending U.S. and global patent applications.

        We rely on our portfolio of issued and pending patent applications in the U.S. and other countries to protect a large part of our intellectual property and our competitive position; however, our currently pending or future patent filings may not result in the issuance of patents. While we generally apply for patents in those countries where we intend to make, have made, use, or sell patented products, we may not accurately predict all of the countries where patent protection will ultimately be desirable. If we fail to timely file for a patent, we may be precluded from doing so at a later date. Additionally, any patents issued to us may be challenged, invalidated, held unenforceable, circumvented, or may not be sufficiently broad to prevent third parties from producing competing products similar in design to our products. In addition, any protection afforded by foreign patents may be more limited than that provided under U.S. patent and intellectual property laws. There can be no assurance that any of our patents, any patents licensed to us, or any patents which may be issued in the future, will provide us with a competitive advantage or afford us protection against infringement by others, or that the patents will not be successfully challenged or circumvented by third parties, including our competitors. Further, there can be no assurance that we will have adequate resources to enforce our patents.

        We also rely on protection of copyright, trade secrets, know-how, and confidential and proprietary information. We generally enter into confidentiality and non-compete agreements with our employees, consultants, and collaborative partners upon their commencement of a relationship with us. However, these agreements may not provide meaningful protection against the unauthorized use or disclosure of our trade secrets or other confidential information, and adequate remedies may not exist if unauthorized use or disclosure were to occur. The exposure of our trade secrets and other proprietary information would impair our competitive advantages and could have a material adverse effect on our operating results, financial condition, and future growth prospects. In particular, a failure to protect our proprietary rights might allow competitors to copy our technology, which could adversely affect our pricing and market share. Further, other parties may independently develop substantially equivalent know-how and technology.

        We rely on our trademarks, trade names, and brand names to distinguish our products and services from the products and services of our competitors, and have registered or applied to register many of these trademarks. There can be no assurance that our trademark applications will be approved. Third parties may also oppose our trademark applications, or otherwise challenge our use of the trademarks. In the event that our trademarks are successfully challenged, we could be forced to rebrand our products and services, which could result in loss of brand recognition, and could require us to devote resources advertising and marketing new brands. Further, there can be no assurance that competitors will not infringe our trademarks, or that we will have adequate resources to enforce our trademarks. We also license third parties to use our trademarks. In an effort to preserve our trademark rights, we enter into license agreements with these third parties, which govern the use of our trademarks and require our licensees to abide by quality control standards with respect to the goods and services that they provide under our trademarks. Although we make efforts to police the use of our trademarks by our licensees, there can be no assurance that these efforts will be sufficient to ensure that our licensees abide by the terms of their licenses. In the event that our licensees fail to do so, our trademark rights could be diluted.

        Litigation, interferences, oppositions, re-exams, inter partes reviews, post grant reviews, or other proceedings are, have been, and may in the future be necessary in some instances to determine the validity and scope of certain of our proprietary rights, and in other instances to determine the validity, scope, or non-infringement of certain patent rights claimed by third parties to be pertinent to the manufacture, use, or sale of our products or provision of our services. These types of proceedings are unpredictable and may be protracted, expensive, and distracting to management. The outcome of such proceedings could adversely affect the validity and scope of our patent or other proprietary rights, hinder our ability to manufacture and market our products and provide our services, require us to seek a license for the infringed product or technology, or result in the assessment of significant monetary damages. An unfavorable ruling could include monetary damages or, in cases where injunctive relief is sought, an injunction prohibiting us from selling our products or providing our services. Any of these results from our litigation could adversely affect our results of operations and stock price.

        We also currently license our treatment setup software under a license from CA Digital gmbH, which provides us exclusive third-party use of the licensed software on a global basis. We do not control the protection of the intellectual property subject to this license and, as a result, although we could seek an alternate source, we are largely dependent upon our licensor to determine the appropriate strategy for protecting such intellectual property.

If we infringe the patents or proprietary rights of other parties or are subject to an intellectual property infringement or misappropriation claim, our ability to grow our business may be severely limited.

        Extensive litigation over patents and other intellectual property rights is common in the dental and orthodontic industry. We have in the past and may in the future be the subject of patent or other litigation in the future. From time to time, we have received and may in the future receive letters from third parties drawing our attention to their patent rights. While we do not believe that we infringe upon any valid and enforceable rights that have been brought to our attention, and we take necessary steps to ensure that we do not infringe on the rights of others, there may be other more pertinent rights of which we are presently unaware. The defense and prosecution of intellectual property suits, interference proceedings, and related legal and administrative proceedings could result in substantial expense to us and significant diversion of effort by our technical and management personnel. An adverse determination of any litigation or interference proceeding to which we may become a party could subject us to significant liabilities. An adverse determination of this nature could also put our patents at risk of being invalidated or interpreted narrowly, or require us to seek licenses from third parties. Licenses may not be available on commercially reasonable terms or at all, in which event, our business would be materially adversely affected.

Complying with regulations enforced by FDA and other regulatory authorities is expensive and time-consuming, and failure to comply could result in substantial penalties.

        Some of our products are considered medical devices, which are subject to extensive regulation in the U.S. and internationally. FDA regulations are wide ranging and govern, among other things:

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  product design, development, manufacturing, and testing;

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  product labeling;

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  product storage;

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  product safety;

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  pre-market clearance or approval;

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  complaint handling and corrective actions;

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  recordkeeping procedures and postmarket surveillance;

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  advertising and promotion; and

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  product sales and distribution.

        The regulations to which we are subject are complex. Regulatory changes could result in restrictions on our ability to carry on or expand our operations, higher than anticipated costs, or lower than anticipated sales. Our failure to comply with applicable regulatory requirements could result in enforcement action by FDA or state agencies, which may include any of the following sanctions:

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  warning letters, fines, injunctions, consent decrees, and civil penalties;

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  repair, replacement, refunds, recall, or seizure of our products;

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  operating restrictions or partial suspension or total shutdown of production;

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  refusing our requests for 510(k) clearance or pre-market approval of new products, new intended uses, or modifications to existing products;

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  withdrawing clearance or pre-market approvals that have already been granted; and

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  criminal prosecution.

        If any of these events were to occur, they could harm our business.

We may not receive the necessary authorizations to market our new products, and any failure to timely do so may adversely affect our ability to grow our business.

        Our future success will also depend on our ability to obtain regulatory approval or clearance of certain new products. Before we can sell a new medical device in the U.S., or market a new use of, new claim for, or significant modification to a legally marketed device, we must first obtain either clearance under

Section 510(k) of the Federal Food, Drug, and Cosmetic Act ("FD&C Act") or other FDA authorizations, if applicable, unless an exemption applies.

        In the 510(k) clearance process, before a device may be marketed, FDA must determine that a proposed device is "substantially equivalent" to a legally-marketed "predicate" device. To be "substantially equivalent," the proposed device must have the same intended use as the predicate device, and either have the same technological characteristics as the predicate device or have different technological characteristics, not raise different questions of safety or effectiveness than the predicate device, and be as safe and as effective as the predicate device. The 510(k) clearance process can be expensive and uncertain and can take from three to 12 months, but may last significantly longer. Clinical data may be required in connection with an application for 510(k) clearance. Furthermore, even if we are granted regulatory clearances or approvals, they may include limitations on the indications for use or intended uses of the device, which may limit the market for the device.

        We market our clear aligners in the U.S. pursuant to 510(k) clearance.

        FDA can delay, limit, or deny 510(k) clearance, or other approval or reclassification, of a device for many reasons, including:

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  we may be unable to demonstrate to FDA's satisfaction that the products or modifications are substantially equivalent to a proposed predicate device or safe and effective for their intended uses;

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  we may be unable to demonstrate that the clinical and other benefits of the device outweigh the risks; and

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  the applicable regulatory authority may identify deficiencies in our submissions or in the facilities or processes of our third party contract manufacturers.

        Any delay or failure to obtain necessary regulatory clearances or approvals could harm our business.

        In addition, FDA may change its policies, adopt additional regulations, revise existing regulations, or take other actions, or Congress may enact different or additional statutory requirements, which may prevent or delay clearance of our future products under development or impact our ability to modify our currently marketed products on a timely basis. Such policy, statutory, or regulatory changes could impose additional requirements upon us that could delay our ability to obtain new 510(k) clearances, increase the costs of compliance, or restrict our ability to maintain our current marketing authorizations.

        We will also need to obtain regulatory approval in other foreign jurisdictions in which we plan to market and sell our products, although we already have regulatory approval in Canada, Australia, the U.K., and the E.U. The time required to obtain registrations or approvals, if required by other countries, may be longer than that required for FDA clearance, and requirements for such registrations, clearances, or approvals may significantly differ from FDA requirements. If we modify our products, we or our distributors may need to apply for additional regulatory approvals before we are permitted to sell the modified product. In addition, we may not continue to meet the quality and safety standards required to maintain the authorizations that we have received. If we are unable to maintain our authorizations in a particular country, we will no longer be able to sell the applicable product in that country.

        Failure to comply with these rules, regulations, self-regulatory codes, circulars, and orders could result in significant civil and criminal penalties and costs and could have a material adverse impact on our business. Also, these regulations may be interpreted or applied by a prosecutorial, regulatory, or judicial authority in a manner that could require us to make changes in our operations or incur substantial defense and settlement expenses. Even unsuccessful challenges by regulatory authorities or private relators could result in reputational harm and the incurring of substantial costs. In addition, many of these laws are vague or indefinite and have not been interpreted by the courts, and have been subject to frequent modification and varied interpretation by prosecutorial and regulatory authorities, increasing compliance risks.

Certain modifications to our products may require new 510(k) clearance or other marketing authorizations and may require us to recall or cease marketing our products.

        Once a medical device is permitted to be legally marketed in the U.S. pursuant to a 510(k) clearance, a manufacturer may be required to notify FDA of certain modifications to the device. Manufacturers determine in the first instance whether a change to a product requires a new premarket submission, but FDA may review any manufacturer's decision. FDA may not agree with our decisions regarding whether new clearances or approvals are necessary. We have made modifications to our products in the past and have determined, based on our review of the applicable FDA regulations and guidance, that in certain instances new 510(k) clearances or other premarket submissions were not required. We may make similar modifications or add additional features in the future that we believe do not require a new 510(k) clearance. If FDA disagrees with our determinations and requires us to submit new 510(k) notifications, we may be required to cease marketing or to recall the modified product until we obtain clearance or approval, and we may be subject to significant regulatory fines or penalties.

Our products must be manufactured in accordance with federal, state, and international regulations, and we could be forced to recall our products or terminate production if we fail to comply with these regulations.

        The methods used in, and the facilities used for, the manufacture of our products must comply with FDA's Quality System Regulation ("QSR") which is a complex regulatory scheme that covers the procedures and documentation of, among other requirements, the design, testing, validation, verification, complaint handling, production, process controls, quality assurance, labeling, supplier evaluation, packaging, handling, storage, distribution, installation, servicing, and shipping of medical devices. Furthermore, we are required to verify that our suppliers maintain facilities, procedures, and operations that comply with our quality standards and applicable regulatory requirements. FDA enforces the QSR through, among other oversight methods, periodic announced or unannounced inspections of medical device manufacturing facilities, which may include the facilities of subcontractors, suppliers, or contract manufacturing organizations. Our products are also subject to similar state regulations and may become subject to similar laws and regulations of foreign countries. Our failure to comply with the QSR or similar requirements could result in enforcement actions, sanctions, recalls, detentions, seizures, or similar market actions with respect to our products, among other potential consequences. If any of these or other events occur, there could be a negative impact on the supply of our products, our reputation could be harmed, we could be exposed to product liability claims, and we could lose customers and suffer reduced revenue and increased costs.

Our products may cause or contribute to adverse medical events that we are required to report to FDA and other governmental authorities, and if we fail to do so, we would be subject to sanctions that could harm our reputation, business, results of operations, and financial condition. The discovery of serious safety issues with our products, or a recall of our products either voluntarily or at the direction of FDA or another governmental authority, could have a negative impact on us.

        We are required to timely file various reports with FDA, including reports required by the medical device reporting regulations ("MDRs") which require us to report to FDA when we receive or become aware of information that reasonably suggests that one of our products may have caused or contributed to a death or serious injury or malfunctioned in a way that, if the malfunction were to recur to the device or a similar device that we market, could cause or contribute to a death or serious injury. If we fail to comply with our reporting obligations, FDA or other governmental authorities could take action, including warning letters, untitled letters, administrative actions, criminal prosecution, imposition of civil monetary penalties, revocation of our device clearance, seizure of our products, or delay in clearance of future products. FDA and certain foreign regulatory bodies have the authority to require the recall of commercialized products under certain circumstances.

        A government-mandated or voluntary recall by us could occur as a result of an unacceptable risk to health, component failures, malfunctions, manufacturing defects, labeling or design deficiencies, packaging defects, or other deficiencies, or failures to comply with applicable regulations. If we do not adequately address problems associated with our devices, we may face additional regulatory requirements or enforcement action, including required new marketing authorizations, FDA warning letters, product seizure, injunctions, administrative penalties, or civil or criminal proceedings.

        We may initiate voluntary withdrawals, removals or corrections for our products in the future that we determine do not require notification of FDA. If FDA disagrees with our determinations, it could require us to report those actions and we may be subject to enforcement action. A future recall announcement or other corrective action could harm our financial results and reputation, potentially lead to product liability claims against us, require the dedication of our time and capital, and negatively affect our sales.

        In addition, FDA's and other regulatory authorities' policies may change, and additional government regulations may be enacted that could prevent, limit, or delay regulatory approval of our product candidates. For example, in November 2018, FDA announced that it plans to develop proposals to drive manufacturers utilizing the 510(k) pathway toward the use of newer predicates. It is unclear the extent to which any proposals, if adopted, could impose additional regulatory requirements on us that could delay our ability to obtain new 510(k) clearances, increase the costs of compliance, or restrict our ability to maintain our current clearances.

        We also cannot predict the likelihood, nature, or extent of government regulation that may arise from future legislation or administrative or executive action, either in the U.S. or abroad. For example, the Trump Administration has taken several executive action that could impose significant burdens on, or otherwise materially delay, FDA's ability to engage in routine regulatory and oversight activities. It is difficult to predict how these executive actions may affect FDA's ability to exercise its regulatory authority. If these executive actions impose constraints on FDA's ability to engage in oversight and implementation activities in the normal course, our business may be negatively impacted.

Extensive and changing government regulation of the healthcare industry may be expensive to comply with and exposes us to the risk of substantial government penalties.

        Participants in the healthcare industry are subject to extensive and frequently changing regulations under numerous laws administered by governmental entities at the federal, state, and local levels, some of which are, and others of which may be, applicable to our business, including certain federal and state healthcare laws and regulations pertaining to fraud and abuse, such as anti-kickback, self-referral, false claims, and consumer protection laws.

        Further, the healthcare industry has changed significantly over time, and we expect the industry to continue to evolve. By way of example, in response to perceived increases in health care costs, Congress passed health care reform legislation that was signed into law in March 2010. This legislation contains many provisions designed to generate the revenues necessary to fund the healthcare coverage expansions provided for therein. The most relevant of these provisions to our business are those that impose fees or taxes on certain health-related industries, including medical device manufacturers. The healthcare market itself is highly regulated and subject to changing political, economic, and regulatory influences. Complying with these laws and regulations could be expensive and time-consuming, and could increase our operating costs or reduce or eliminate certain of our sales and marketing activities or our revenues. If we or our operations are found to be in violation of any of these laws and regulations, we may be subject to penalties that could materially adversely affect our business, results of operations, and financial condition. See "Our Business—Regulatory Matters—State professional regulation" and "Our Business—Regulatory Matters—Other U.S. federal and state laws."

Changes in the regulation of the internet could adversely affect our business.

        Laws, rules, and regulations governing internet communications, advertising, and e-commerce are dynamic, and the extent of future government regulation is uncertain. Federal and state regulations govern various aspects of our online business, including intellectual property ownership and infringement, trade secrets, the distribution of electronic communications, marketing and advertising, user privacy and data security, search engines, and internet tracking technologies. Future taxation on the use of the internet or e-commerce transactions could also be imposed. Existing or future regulation or taxation could increase our operating expenses and expose us to significant liabilities.

We are subject to data privacy and security laws and regulations governing our collection, use, disclosure, and storage of personally identifiable information, including personal health information, which may impose restrictions on us and our operations and subject us to penalties if we are unable to fully comply with such laws.

        In order to provide our products and services, we routinely receive, process, transmit, and store personally identifiable information ("PII"), including personal health information, of individuals, as well as other financial, confidential, and proprietary information belonging to our clients and third parties from which we obtain information (e.g., private insurance companies, financial institutions, etc.). The receipt, maintenance, protection, use, transmission, disclosure, and disposal of this information is regulated at the federal, state, international, and industry levels and we may also have obligations with respect to this information pursuant to our contractual requirements. These laws, rules, and requirements are subject to frequent change. Compliance with new privacy and security laws, regulations, and requirements may result in increased operating costs and may constrain or require us to alter our business model or operations.

        These laws and regulations include the Health Information Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, and their implementing regulations (referred to collectively as "HIPAA"). Among other requirements, HIPAA establishes privacy and security standards for the protection of Protected Health Information ("PHI") by health plans, healthcare clearinghouses, and certain healthcare providers, referred to as covered entities, and the business associates with whom such covered entities contract for services, which includes us. HIPAA imposes mandatory penalties for certain violations. Penalties will vary significantly depending on factors such as the date of the violation, whether the covered entity or business associate knew or should have known of the failure to comply, or whether the failure to comply was due to willful neglect. HIPAA also authorizes state attorneys general to file suit on behalf of their residents and authorizes state attorneys general to file suit on behalf of their residents. Courts are able to award damages, costs, and attorneys' fees related to violations of HIPAA in such cases, and HIPAA standards have been used as the basis for duty of care in state civil suits, such as those for negligence or recklessness in the misuse or breach of PHI. In addition, HIPAA mandates that the Secretary of Health and Human Services ("HHS") conduct periodic compliance audits of HIPAA covered entities or business associates for compliance with the HIPAA Privacy and Security Standards. HIPAA requires notification of affected patients and HHS, and in certain cases of media outlets, for unauthorized acquisition, access, use, or disclosure of PHI, with certain exceptions related to unintentional or inadvertent use or disclosure by employees or authorized individuals.

        We have members throughout all 50 states, and our solutions may contain healthcare information of patients located across all 50 states. Therefore, we may be subject to the privacy laws of each such state, which vary from state to state and, in some cases, can impose more restrictive requirements than federal law, for instance in California. The interplay of federal and state laws may be subject to varying interpretations by courts and government agencies, creating complex compliance issues for us and our clients and potentially exposing us to additional expense, adverse publicity, and liability. Further, as regulatory focus on privacy issues continues to increase and laws and regulations concerning the protection of personal information are proposed, enacted, or expanded or become more complex, the risks to our business could intensify. Changes in laws or regulations associated with the enhanced protection of certain types of sensitive data, such as PHI or PII, along with increased member demands for enhanced data security infrastructure, could greatly increase our cost of providing our products or services, decrease demand for our products or services, reduce our revenue, and/or subject us to additional liabilities.

        We are also subject to the Personal Information Protection and Electronic Documents Act ("PIPEDA") and similar provincial laws in Canada. PIPEDA is the federal privacy law for private-sector organizations. It sets out the ground rules for how businesses must handle personal information in the course of commercial activity. Under PIPEDA, we must obtain an individual's consent when we collect, use or disclose that individual's personal information. Individuals have the right to access and challenge the accuracy of their personal information held by an organization, and personal information may only be used for the purposes for which it was collected. If an organization intends to use personal information for another purpose, it must again obtain that individual's consent. Failure to comply with PIPEDA could result in significant fines and penalties or possible damage awards for the tort of public humiliation.

        As we expand internationally, we will be subject to additional privacy rules, many of which, such as the E.U.'s General Data Protection Regulation (the "GDPR") are significantly more stringent than those in the U.S. We cannot yet determine the impact such future laws, regulations and standards may have on our business. Complying with these evolving obligations is costly, and any failure to comply could give rise to unwanted media attention and other negative publicity, damage our member and consumer relationships and reputation, and result in lost sales, fines, or lawsuits.

        Noncompliance or findings of noncompliance with applicable laws, regulations, or requirements, or the occurrence of any privacy or security breach involving the misappropriation, loss, or other unauthorized disclosure of sensitive personal information, whether by us or by one of our third party service providers, could have a material adverse effect on our reputation and business, including, among other consequences, mandatory disclosure to the media, loss of existing or new members, significant increases in the cost of managing and remediating privacy or security incidents, and material fines, penalties, and litigation awards, any of which could have a material adverse effect on our results of business, results of operations, and financial condition. See "Our Business—Regulatory Matters—Post-market Regulation—Health information privacy and security laws."

We obtain and process a large amount of sensitive data. Our systems and networks may be subject to cyber-security breaches and other disruptions that could compromise our information. Any real or perceived improper use of, disclosure of, or access to such data could harm our reputation and have a material adverse effect on our business, results of operations, and financial condition.

        We use, obtain, and process large amounts of confidential, sensitive, and proprietary data, including PHI subject to HIPAA and PII subject to state and federal privacy, security, and breach notification laws. The secure processing and maintenance of this information is critical to our operations and business strategy. If our or our members' confidential information is lost, improperly disclosed, or threatened to be disclosed, our insurance may not protect us from these risks.

        Our website and information systems may be subject to computer viruses, break-ins, phishing impersonation attacks, attempts to overload our servers with denial-of-service or other attacks, ransomware, and similar incidents or disruptions from unauthorized use of our computer systems, as well as unintentional incidents, including employee or system error, causing data leakage, any of which could lead to interruptions, delays, or website shutdowns, or could cause loss of critical data or the unauthorized disclosure, access, acquisition, alteration, or use of personal or other confidential information. It is critical that our facilities and infrastructure remain secure and are also perceived by the marketplace and our members to be secure. Our infrastructure may be vulnerable to physical break-ins, computer viruses, programming errors or other technical malfunctions, hacking or phishing attacks by third parties, employee error or malfeasance, or similar disruptive problems. If we fail to meet our members' expectations regarding the security of healthcare information, we could incur significant liability and be subject to regulatory scrutiny and penalties and our reputation and competition position could be impaired. Affected parties could initiate legal or regulatory action against us, which could cause us to incur significant expense and liability or result in orders forcing us to modify our business practices. We could be forced to expend significant resources investigating the cause of the incident, repairing system damage, increasing cyber-

security protection, and notifying and providing credit monitoring to affected individuals. Concerns over our privacy practices could adversely affect others' perception of us and deter members, advertisers, and partners from using our products. All of this could increase our expenses and divert the attention of our management and key personnel away from our business operations. Member care could suffer, and we could be liable if our systems fail to deliver correct information in a timely manner. Our insurance may not protect us from these risks.

We are subject to consumer protection laws that regulate our marketing practices and prohibit unfair or deceptive acts or practices. Our actual or perceived failure to comply with such obligations could harm our business, and changes in such regulations or laws could require us to modify our products or, marketing or advertising efforts.

        In connection with the marketing or advertisement of our products and services, we could be the target of claims relating to false, misleading, deceptive, or otherwise noncompliant advertising or marketing practices, including under the auspices of the FTC and state consumer protection statutes. If we rely on third parties to provide any marketing and advertising of our products and services, we could be liable for, or face reputational harm as a result of, their marketing practices if, for example, they fail to comply with applicable statutory and regulatory requirements.

        If we are found to have breached any consumer protection, advertising, unfair competition, or other laws or regulations, we may be subject to enforcement actions that require us to change our marketing and business practices in a manner which may negatively impact us. This could also result in litigation, fines, penalties, and adverse publicity that could cause reputational harm and loss of member trust, which could have an adverse effect on our business.

We are subject to a number of risks related to the credit card and debit card payments we accept.

        We accept payments through credit and debit card transactions. For credit and debit card payments, we pay interchange and other fees, which may increase over time. An increase in those fees may require us to increase the prices we charge and would increase our operating expenses, either of which could harm our business, results of operations, and financial condition.

        If we or our processing vendors fail to maintain adequate systems for the authorization and processing of credit and debit card transactions, it could cause one or more of the major credit card companies to disallow our continued use of their payment products. In addition, if these systems fail to work properly and, as a result, we do not charge our members' credit or debit cards on a timely basis or at all, our business, revenue, results of operations, and financial condition could be harmed.

        The payment methods that we offer also subject us to potential fraud and theft by criminals, who are becoming increasingly more sophisticated in exploiting weaknesses that may exist in the payment systems. If we fail to comply with applicable rules or requirements for the payment methods we accept, or if payment-related data is compromised due to a breach, we may be liable for significant costs incurred by payment card issuing banks and other third parties or subject to fines and higher transaction fees, or our ability to accept or facilitate certain types of payments may be impaired. In addition, our members could lose confidence in certain payment types, which may result in a shift to other payment types or potential changes to our payment systems that may result in higher costs. If we fail to adequately control fraudulent credit card transactions, we may face civil liability, diminished public perception of our security measures, and significantly higher card-related costs, each of which could harm our business, results of operations, and financial condition.

        We are also subject to payment card association operating rules, certification requirements, and rules governing electronic funds transfers, which could change or be reinterpreted to make it more difficult for us to comply. We are required to comply with payment card industry security standards. Failing to comply with those standards may violate payment card association operating rules, federal and state laws and regulations, and the terms of our contracts with payment processors. Any failure to comply fully also may subject us to fines, penalties, damages, and civil liability, and may result in the loss of our ability to accept credit and debit card payments. Further, there is no guarantee that such compliance will prevent illegal or improper use of our payment systems or the theft, loss, or misuse of data pertaining to credit and debit cards, card holders, and transactions.

        If we are unable to maintain our chargeback rate or refund rates at acceptable levels, our processing vendor may increase our transaction fees or terminate its relationship with us. Any increases in our credit and debit card fees could harm our results of operations, particularly if we elect not to raise our rates for our products and services to offset the increase. The termination of our ability to process payments on any major credit or debit card would significantly impair our ability to operate our business.

Issues related to the quality and safety of our products, raw materials, or packaging could cause a product recall or discontinuation or litigation, resulting in harm to our reputation and negatively impacting our business, results of operations, and financial condition.

        Medical devices involve an inherent risk of product liability claims and associated adverse publicity. Our products generally maintain a good reputation with members, but issues related to quality and safety of products, raw materials, or packaging, could jeopardize our image and reputation. Negative publicity related to these types of concerns, whether valid or not, might negatively impact demand for our products or cause production and delivery disruptions. We may need to recall or discontinue products if they become unfit for use. In addition, we could potentially be subject to litigation or government action, which could result in payment of fines or damages. Although we intend to continue to maintain product liability insurance, adequate insurance may not be available on acceptable terms, if at all, and may not provide adequate coverage against potential liabilities. Also, other types of claims asserted against us may not be covered by insurance. A successful claim brought against us in excess of available insurance, or another type of claim which is uninsured or that results in significant adverse publicity against us, could harm our business, and results of operations, and financial condition. Any claim, regardless of its merit or eventual outcome, could result in significant legal defense costs. These costs would have the effect of increasing our expenses and diverting management's attention away from the operation of our business, and could harm our business. Cost associated with these potential actions could negatively affect our business, results of operations, and financial condition.

Risks Related to Our Organization and Structure

After the completion of this offering, pursuant to the Voting Agreement, David Katzman, our Chairman and Chief Executive Officer, will control a majority of the voting power of shares of our common stock eligible to vote in the election of our directors and on other matters submitted to a vote of our stockholders, and his interests may conflict with ours or yours in the future.

        Holders of our Class A common shares and our Class B common shares will vote together as a single class on all matters (including the election of directors) submitted to a vote of stockholders, with each share of Class A common stock entitling the holder to one vote and each share of Class B common stock entitling the holder to ten votes. In connection with the Reorganization Transactions and prior to the consummation of this offering, the Voting Group will enter into the Voting Agreement, pursuant to which the Voting Group will give David Katzman, our Chairman and Chief Executive Officer, sole voting, but not dispositive, power over the shares of our Class B common stock beneficially owned by the Voting Group. Accordingly, immediately following this offering, pursuant to the Voting Agreement, David Katzman will control a majority of the voting power of shares of our common stock eligible to vote in the election of our directors and on other matters submitted to a vote of our stockholders. So long as            % of shares of Class B common stock remain outstanding, the holders of our Class B common stock will be able to control of the outcome of matters submitted to a stockholder vote. Even when the Voting Group ceases to own shares of our common stock representing a majority of the total voting power, for so long as the Voting Group continues to own a significant percentage of our common stock, David Katzman, through his voting power, will still be able to significantly influence the composition of our board of directors and the approval of actions requiring stockholder approval. Accordingly, for such period of time, David Katzman will have significant influence with respect to our management, business plans, and policies, including the appointment and removal of our officers. In particular, until the earlier of (i) the ten-year anniversary of the consummation of this offering or (ii) the date on which the shares of Class B common stock held by the Voting Group and their permitted transferees represent less than 15% of the Class B common stock held by the Voting Group and their permitted transferees as of immediately following the consummation of this offering, David Katzman will be able to cause or prevent a change of control of us or a change in the composition of our board of directors and could preclude any unsolicited acquisition of us. The concentration of voting power could deprive you of an opportunity to receive a premium for your shares of Class A common stock as part of a sale of us and ultimately might affect the market price of our Class A common stock. See "Certain Relationships and Related Party Transactions—Voting Agreement."

        David Katzman and Camelot Venture Group ("Camelot"), with which he and certain other members of the Voting Group are affiliated, engage in a broad spectrum of activities. While the SDC Financial LLC Agreement will restrict the Continuing LLC Members from engaging in certain competing business activities, David Katzman and Camelot may engage in activities where their interests conflict with our interests or those of our stockholders.

We will be a holding company. Our sole material asset after completion of this offering will be our equity interest in SDC Financial, and as such, we will depend on our subsidiaries for cash to fund all of our expenses, including taxes and payments under the Tax Receivable Agreement.

        We are a holding company and will have no material assets other than our ownership of LLC Units. Our ability to pay cash dividends will depend on the payment of distributions by our current and future subsidiaries, including SDC Financial, SmileDirectClub, LLC ("SDC LLC") and SDC Holding, LLC ("SDC Holding"), and such distributions may be restricted as a result of regulatory restrictions, state law regarding distributions by a limited liability company to its members, or contractual agreements, including any future agreements governing their indebtedness.

        SDC Financial will be treated as a flow-through entity for U.S. federal income tax purposes and, as such, generally will not be subject to U.S. federal income tax. Instead, taxable income will be allocated to holders of LLC Units, including us. Accordingly, we will incur income taxes on our allocable share of any net taxable income of SDC Financial and will also incur expenses related to our operations. Subject to having available cash and subject to limitations imposed by applicable law and contractual restrictions (including pursuant to our debt instruments), the SDC Financial LLC Agreement requires SDC Financial to make certain distributions to us and the Continuing LLC Members, calculated using an assumed tax rate, to facilitate the payment of taxes with respect to the income of SDC Financial that is allocated to us and them. We also will incur expenses related to our operations and intend to cause SDC Financial to make distributions or, in the case of certain expenses, payments in an amount sufficient to allow us to pay our taxes and operating expenses and to fund our payment of amounts due under the Tax Receivable Agreement. Because tax distributions are based on an assumed tax rate, SDC Financial may be required to make tax distributions that, in the aggregate, exceed the amount of taxes that SDC Financial would have paid if it were itself taxed on its net income. SDC Financial's ability to make such distributions may be subject to various limitations and restrictions. If we do not have sufficient funds to pay tax or other liabilities or to fund our operations (as a result of SDC Financial's inability to make distributions due to various limitations and restrictions or as a result of the acceleration of our obligations under the Tax Receivable Agreement), we may have to borrow funds, and our liquidity and financial condition could be materially and adversely affected. To the extent that we are unable to make payments under the Tax Receivable Agreement for any reason, such payments will be deferred and will accrue interest. See "Organizational Structure" and "Certain Relationships and Related Party Transactions—Tax Receivable Agreement."

SDC Financial may make distributions of cash to us substantially in excess of the amounts we use to make distributions to our stockholders and pay our expenses (including our taxes and payments under the Tax Receivable Agreement). To the extent we do not distribute such excess cash as dividends on our Class A common stock, the Continuing LLC Members would benefit from any value attributable to such cash as a result of their ownership of Class A common stock upon an exchange or redemption of their LLC Units.

        Following this offering, we will receive a portion of any distributions made by SDC Financial. Any cash received from such distributions will first be used by us to satisfy any tax liability and then to make any payments required under the Tax Receivable Agreement. Subject to having available cash and subject to limitations imposed by applicable law and contractual restrictions (including pursuant to our debt instruments), the SDC Financial LLC Agreement requires SDC Financial to make certain distributions to us and the Continuing LLC Members, pro rata, to facilitate the payment of taxes with respect to the income of SDC Financial that is allocated to us and them. To the extent that the tax distributions we receive exceed the amounts we actually require to pay taxes, Tax Receivable Agreement payments, and other expenses, we will not be required to distribute such excess cash. Our board of directors may, in its sole discretion, choose to use such excess cash for any purpose, including (i) to make distributions to the holders of our Class A common stock, (ii) to acquire additional newly issued LLC Units, and/or (iii) to repurchase outstanding shares of our Class A common stock. Unless and until our board of directors chooses, in its sole discretion, to declare a distribution, we will have no obligation to distribute such cash (or other available cash other than any declared dividend) to our stockholders.

        No adjustments to the redemption or exchange ratio of LLC Units for shares of our Class A common stock will be made as a result of either (i) any cash distribution by us or (ii) any cash that we retain and do not distribute to our stockholders. To the extent we do not distribute such cash as dividends on our Class A common stock and instead, for example, hold such cash balances, buy additional LLC Units or lend them to SDC Financial, this may result in shares of our Class A common stock increasing in value relative to the LLC Units. The holders of LLC Units may benefit from any value attributable to such cash balances if they acquire shares of Class A common stock in exchange for their LLC Units or if we acquire additional LLC Units (whether from SDC Financial or from holders of LLC Units) at a price based on the market price of our Class A common stock at the time. See "Certain Relationships and Related Party Transactions—SDC Financial LLC Agreement" and "Dividend Policy" for further information.

Pursuant to the Tax Receivable Agreement, we will be required to pay the Continuing LLC Members for certain tax benefits we may claim as a result of the tax basis step-up we receive in connection with this offering, as well as subsequent exchanges of LLC Units for shares of Class A common stock or cash. In certain circumstances, payments under the Tax Receivable Agreement may be accelerated and/or significantly exceed the actual tax benefits we realize.

        Our purchase of LLC Units from SDC Financial, coupled with SDC Financial's purchase and cancellation of LLC Units from the Pre-IPO Investors in connection with this offering and any future exchanges of LLC Units for our Class A common stock or cash are expected to result in increases in our allocable tax basis in the assets of SDC Financial that otherwise would not have been available to us. These increases in tax basis are expected to reduce the amount of cash tax that we would otherwise have to pay in the future due to increases in depreciation and amortization deductions (for tax purposes). These increases in tax basis may also decrease gain (or increase loss) on future dispositions of certain assets of SDC Financial to the extent the increased tax basis is allocated to those assets. The Internal Revenue Service ("IRS") may challenge all or part of these tax basis increases, and a court could sustain such a challenge.

        In connection with the consummation of this offering, we and SDC Financial will enter into the Tax Receivable Agreement, pursuant to which we will agree to pay the Continuing LLC Members 85% of the cash savings, if any, in U.S. federal, state, and local income tax or franchise tax that we actually realize as a result of (a) the increases in tax basis attributable to exchanges by Continuing LLC Members and (b) tax benefits related to imputed interest deemed to be paid by us as a result of the Tax Receivable Agreement.

See "Certain Relationships and Related Party Transactions—Tax Receivable Agreement." While the actual increase in tax basis, as well as the actual amount and timing of any payments under the Tax Receivable Agreement, will vary depending upon a number of factors, including the timing of exchanges, the price of shares of our Class A common stock at the time of the exchange, the extent to which such exchanges are taxable, future tax rates, and the amount and timing of our income, we expect that, as a result of the size of the increases in the tax basis of the tangible and intangible assets of SDC Financial attributable to our interests in SDC Financial, during the expected term of the Tax Receivable Agreement, the payments that we may make to the Continuing LLC Members could be substantial.

        The payment obligation under the Tax Receivable Agreement is our obligation and not an obligation of SDC Financial. In addition, the Continuing LLC Members will not reimburse us for any payments previously made under the Tax Receivable Agreement if such basis increases or other benefits are subsequently disallowed, although excess payments made to any Continuing LLC Member may be netted against payments otherwise to be made, if any, to the relevant Continuing LLC Member after our determination of such excess. However, a challenge to any tax benefits initially claimed by us may not arise for a number of years following the initial time of such payment or, even if challenged early, such excess cash payment may be greater than the amount of future cash payments that we might otherwise be required to make under the terms of the Tax Receivable Agreement and, as a result, there might not be future cash payments from which to net against. The applicable U.S. federal income tax rules are complex and factual in nature, and there can be no assurance that the IRS or a court will not disagree with our tax reporting positions. As a result, in certain circumstances we may make payments to the Continuing LLC Members under the Tax Receivable Agreement in excess of our actual cash tax savings. Our ability to achieve benefits from any tax basis increase, and the payments to be made under the Tax Receivable Agreement, will depend upon a number of factors, as discussed above, including the timing and amount of our future income.

        In addition, the Tax Receivable Agreement provides that, upon a merger, asset sale or other form of business combination or certain other changes of control, a material breach of our obligations under the Tax Receivable Agreement or if, at any time, we elect an early termination of the Tax Receivable Agreement, our (or our successor's) obligations with respect to exchanged or acquired LLC Units (whether exchanged or acquired before or after such change of control or early termination) would be based on certain assumptions, including that we would have sufficient taxable income to fully utilize the deductions arising from the increased tax deductions and tax basis and other benefits related to entering into the Tax Receivable Agreement, and, in the case of certain early termination elections, that any LLC Units that have not been exchanged will be deemed exchanged for the market value of the Class A common stock at the time of termination. Consequently, it is possible, in these circumstances, that the actual cash tax savings realized by us may be significantly less than the corresponding Tax Receivable Agreement payments.

Anti-takeover provisions in our organizational documents and Delaware law might discourage or delay attempts to acquire us that you might consider favorable.

        Our amended and restated certificate of incorporation and amended and restated bylaws will contain provisions that may make the merger or acquisition of us more difficult without the approval of our board of directors. Among other things, these provisions will:

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  allow us to authorize the issuance of undesignated preferred stock in connection with a stockholder rights plan or otherwise, the terms of which may be established and the shares of which may be issued without stockholder approval, and which may include super voting, special approval, dividend, or other rights or preferences superior to the rights of the holders of common stock;

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  preclude stockholder action by written consent at any time when the Voting Group controls, in the aggregate, less than 30% of the voting power of our stock entitled to vote generally in the election of directors, unless such action is unanimously recommended by the board;

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  provide that our bylaws may be amended or repealed only by a majority vote of our board of directors or by the affirmative vote of the holders of at least 66 2/3% of the votes which all our stockholders would be entitled to cast in any annual election of directors; and

  •
  establish advance notice requirements for nominations for elections to our board or for proposing matters that can be acted upon by stockholders at stockholder meetings.

        Further, as a Delaware corporation, we are also subject to provisions of Delaware law, which may impair a takeover attempt that our stockholders may find beneficial. These anti-takeover provisions and other provisions under Delaware law could discourage, delay, or prevent a transaction involving a change in control of us, including actions that our stockholders may deem advantageous, or could negatively affect the market price of our Class A common stock. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and to cause us to take other corporate actions you desire. See "Description of Capital Stock—Business Combinations."

Our amended and restated certificate of incorporation will designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for certain disputes with us or our directors, officers, or employees.

        Our amended and restated certificate of incorporation will provide that, unless we consent to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for any (i) derivative action or proceeding brought on our behalf, (ii) action asserting a claim of breach of a fiduciary duty owed by any of our directors or officers to us or our stockholders, creditors, or other constituents, (iii) action asserting a claim against us or any our directors or officers arising pursuant to any provision of the Delaware General Corporation Law ("DGCL"), our amended and restated certificate of incorporation, or our amended and restated bylaws, or (iv) action asserting a claim against us or any of our directors or officers governed by the internal affairs doctrine, provided, however, that, in the event that the Court of Chancery of the State of Delaware lacks subject matter jurisdiction over any such action or proceeding, the sole and exclusive forum for such action or proceeding shall, with limited exceptions, be another state or federal court located within the State of Delaware. Any person or entity purchasing or otherwise acquiring any interest in our shares of capital stock shall be deemed to have notice of and consented to the forum provisions in our amended and restated certificate of incorporation described above. This choice of forum provision may limit a stockholder's ability to bring claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or employees, which may discourage such lawsuits against us and our directors, officers, and employees. Alternatively, if a court were to find these provisions of our amended and restated certificate of incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business and financial condition.

Provisions in our organizational documents regarding exculpation and indemnification of our directors and officers may result in substantial expenditures by us and may discourage lawsuits against our directors and officers.

        Our amended and restated certificate of incorporation and amended and restated bylaws will, to the maximum extent permissible under Delaware law, eliminate the personal liability of our directors and officers to us and our stockholders for damages for breach of fiduciary duty. These provisions may discourage us, or our stockholders through derivative litigation, from bringing a lawsuit against any of our current or former directors or officers for any breaches of their fiduciary duties, even if such legal actions, if successful, might benefit us or our stockholders. In addition, our amended and restated certificate of incorporation and amended and restated bylaws will provide that we will, to the fullest extent permitted by Delaware law, indemnify our directors and officers for costs or damages incurred by them in connection with any threatened, pending, or completed action, suit, or proceeding brought against by reason of their positions as directors and officers. We also intend to enter into indemnification agreements with each of our directors and executive officers. See "Certain Relationships and Related Party Transactions—Indemnification Agreements." Although we expect to purchase directors' and officers' insurance, these indemnification obligations could result in our incurring substantial expenditures to cover the cost of settlement or damage awards against our directors or officers.

Risks Related to Our Common Stock and this Offering

Upon the listing of our Class A common stock on the NASDAQ Global Select Market, we will be a "controlled company" within the meaning of the corporate governance standards of NASDAQ. As a result, we will qualify for, and intend to rely on, exemptions from certain corporate governance standards. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.

        After the completion of this offering, pursuant to the Voting Agreement, David Katzman, our Chairman and Chief Executive Officer, will control a majority of the voting power of shares eligible to vote in the election of our directors. Because more than 50% of the voting power in the election of our directors will be held by an individual, group, or another company, we will be a "controlled company" within the meaning of the corporate governance standards of NASDAQ. As a controlled company, we may elect not to comply with certain corporate governance requirements, including the requirements that, within one year of the date of the listing of our Class A common stock:

  •
  a majority of our board of directors consists of "independent directors," as defined under the rules of such exchange;

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  our board of directors has a compensation committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities; and

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  our board of directors has a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities.

        Following this offering, we intend to utilize these exemptions. As a result, immediately following this offering we do not expect that the majority of our directors will be independent or that, other than the audit committee, any committees of our board of directors will be composed entirely of independent directors. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of NASDAQ. See "Management—Controlled Company Exception."

We are an "emerging growth company," and the reduced public company reporting requirements applicable to emerging growth companies may make our Class A common stock less attractive to investors.

        We qualify as an "emerging growth company," as defined in the JOBS Act. For so long as we remain an emerging growth company, we are permitted and plan to rely on exemptions from certain disclosure requirements that are applicable to public companies that are not emerging growth companies. These provisions include, but are not limited to: being permitted to have only two years of audited financial statements and only two years of related selected financial data and management's discussion and analysis of financial condition and results of operations disclosure; an exemption from compliance with the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act; not being required to comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor's report providing additional information about the audit and the financial statements; reduced disclosure obligations regarding executive compensation arrangements in our periodic reports, registration statements, and proxy statements; and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. In addition, the JOBS Act permits emerging growth companies to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We intend to take advantage of the exemptions discussed above. As a result, the information we provide will be different than the information that is available with respect to other public companies. In this prospectus, we have not included all of the executive compensation-related information that would be required if we were not an emerging growth company. We cannot predict whether investors will find our Class A common stock less attractive if we rely on these exemptions. If some investors find our Class A common stock less attractive as a result, there may be a less active trading market for our Class A common stock, and the market price of our Class A common stock may be more volatile.

        We will remain an emerging growth company until the earliest of (i) the end of the fiscal year following the fifth anniversary of the completion of this offering, (ii) the first fiscal year after our annual gross revenues exceed $1.07 billion, (iii) the date on which we have, during the immediately preceding three-year period, issued more than $1.00 billion in non-convertible debt securities, or (iv) the end of any fiscal year in which the market value of our common stock held by non-affiliates exceeds $700 million as of the end of the second quarter of that fiscal year.

We will incur increased costs and become subject to additional regulations and requirements as a result of becoming a public company, which could lower our profits or make it more difficult to run our business.

        As a public company, we will incur significant legal, accounting, and other expenses that we have not incurred as a private company, including costs associated with public company reporting requirements. We also have incurred and will continue to incur costs associated with the Sarbanes-Oxley Act, and related rules implemented by the SEC and NASDAQ. The expenses generally incurred by public companies for reporting and corporate governance purposes have been increasing. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly, although we are currently unable to estimate these costs with any degree of certainty. These laws and regulations also could make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, on our board committees, or as our executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our Class A common stock, fines, sanctions, other regulatory action, and potentially civil litigation.

If we are unable to implement and maintain effective internal control over financial reporting in the future, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our Class A common stock may decline.

        As a public company, we will be required to maintain internal control over financial reporting and to report any material weaknesses in such internal controls. In addition, beginning with our second annual report on Form 10-K, we will be required to furnish a report by management on the effectiveness of our internal control over financial reporting, pursuant to Section 404 of the Sarbanes-Oxley Act. The process of designing, implementing, and testing the internal control over financial reporting required to comply with this obligation is time consuming, costly, and complicated. If we identify material weaknesses in our internal control over financial reporting, if we are unable to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, or if we are unable to assert that our internal control over financial reporting is effective, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our Class A common stock could decline, and we could also become subject to investigations by the stock exchange on which our Class A common stock is listed, the SEC, or other regulatory authorities, which could require additional financial and management resources.

There may not be an active trading market for our Class A common stock, which may cause shares of our Class A common stock to trade at a discount from the initial public offering price and make it difficult to sell the shares of Class A common stock you purchase.

        Prior to this offering, there has been no public market for our Class A common stock. It is possible that after this offering, an active trading market will not develop or, if developed, that any market will not be sustained, which would make it difficult for you to sell your shares of Class A common stock at an attractive price or at all. The initial public offering price per share of Class A common stock was determined by agreement among us and the representative of the underwriters, and may not be indicative of the price at which shares of our Class A common stock will trade in the public market, if any, after this offering.

The market price of shares of our Class A common stock may be volatile, which could cause the value of your investment to decline.

        Even if an active trading market develops, the market price of our Class A common stock may be highly volatile and could be subject to wide fluctuations. Securities markets worldwide experience significant price and volume fluctuations. This market volatility, as well as general economic, market, or political conditions, could reduce the market price of shares of our Class A common stock regardless of our operating performance. In addition, our operating results could be below the expectations of public market analysts and investors due to a number of potential factors, including variations in our quarterly operating results or dividends, if any, to stockholders, additions or departures of key management personnel, failure to meet analysts' earnings estimates, publication of research reports about our industry, litigation and government investigations, changes or proposed changes in laws or regulations or differing interpretations or enforcement thereof affecting our business, adverse market reaction to any indebtedness we may incur or securities we may issue in the future, changes in market valuations of similar companies or speculation in the press or investment community, announcements by our competitors of significant contracts, acquisitions, dispositions, strategic partnerships, joint ventures, or capital commitments, adverse publicity about the industries we participate in, or individual scandals, and, in response, the market price of our Class A common stock could decrease significantly. You may be unable to resell your shares of Class A common stock at or above the initial public offering price.

        In the past few years, stock markets have experienced extreme price and volume fluctuations. In the past, following periods of volatility in the overall market and the market price of a company's securities, securities class action litigation has often been instituted against these companies. Such litigation, if instituted against us, could result in substantial costs and a diversion of our management's attention and resources.

We have no current plans to pay cash dividends on our Class A common stock; as a result, you may not receive any return on investment unless you sell your Class A common stock for a price greater than that which you paid for it.

        We have no current plans to pay dividends on our Class A common stock. Any future determination to pay dividends will be made at the discretion of our board of directors, subject to applicable laws, and will depend on a number of factors, including our financial condition, results of operations, capital requirements, contractual, legal, tax and regulatory restrictions, general business conditions, and other factors that our board of directors may deem relevant. In addition, our ability to pay cash dividends may be restricted by the terms of any of our future debt financing arrangements, which may contain terms restricting or limiting the amount of dividends that may be declared or paid on our common stock. As a result, you may not receive any return on an investment in our Class A common stock unless you sell your Class A common stock for a price greater than that which you paid for it.

If our operating and financial performance in any given period does not meet the guidance that we provide to the public, the market price of our Class A common stock may decline.

        We may, but are not obligated to, provide public guidance on our expected operating and financial results for future periods. Any such guidance will be comprised of forward-looking statements subject to the risks and uncertainties described in this prospectus and in our other public filings and public statements. Our actual results may not always be in line with or exceed any guidance we have provided, especially in times of economic uncertainty. If, in the future, our operating or financial results for a particular period do not meet any guidance we provide or the expectations of investment analysts, or if we reduce our guidance for future periods, the market price of our Class A common stock may decline. Even if we do issue public guidance, there can be no assurance that we will continue to do so in the future.

If securities or industry analysts do not publish research or reports about our business, or publish negative reports, the market price of our Class A common stock could decline.

        The trading market for our Class A common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. If one of more of these analysts ceases coverage of us or fails to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume of our Class A common stock to decline. Moreover, if one or more of the analysts who cover us downgrades our Class A common stock, or if our reporting results do not meet their expectations, the market price of our Class A common stock could decline.

The dual-class structure of our common stock may adversely affect the trading market for our Class A Shares.

        S&P Dow Jones' criteria for inclusion of shares of public companies on certain indices, including the S&P 500, excludes companies with multiple classes of shares from being added to such indices. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual class structure of our common stock may prevent the inclusion of our Class A common stock in such indices and may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any exclusion from such indices could result in a less active trading market for our Class A common stock. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of our Class A common stock.

We will have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

        Our management currently intends to use the net proceeds from this offering in the manner described in "Use of Proceeds" and will have broad discretion in the application of a significant part of the net proceeds from this offering. The failure by our management to apply these funds effectively could result in financial losses that could harm our business, cause the market price of our Class A common stock to decline, and delay the development of our operations. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

Investors in this offering will experience immediate and substantial dilution.

        The initial public offering price of our Class A common stock is substantially higher than the pro forma net tangible book value per share of our Class A common stock. Therefore, if you purchase shares of our Class A common stock in this offering, you will pay a price per share that substantially exceeds our pro forma net tangible book value per share after this offering. Based on the initial public offering price of

$            per share, the midpoint of the price range set forth on the cover page of this prospectus, you will experience immediate dilution of $            per share, representing the difference between our pro forma net tangible book value per share after giving effect to this offering and the initial public offering price. In addition, purchasers of Class A common stock in this offering will have contributed            % of the aggregate price paid by all purchasers of our Class A common stock but will own only approximately            % of our Class A common stock outstanding after this offering. See "Dilution" for more detail, including the calculation of the pro forma net tangible book value per share of our Class A common stock.

You may be diluted by the future issuance of common stock, preferred stock, or securities convertible or exchangeable into common or preferred stock, in connection with our incentive plans, acquisitions, capital raises, or otherwise.

        After this offering we will have approximately            shares of Class A common stock authorized but unissued, including approximately            shares of Class A common stock reserved for issuance upon exchange of LLC Units and shares of Class B common stock that will be held by the Continuing LLC Members (or            shares of Class A common stock if the underwriters' option to purchase additional shares of Class A common stock is exercised in full). Our amended and restated certificate of incorporation to become effective prior to the consummation of this offering authorizes us to issue these shares of common stock and options, rights, warrants, and appreciation rights relating to common stock for the consideration and on the terms and conditions established by our board of directors in its sole discretion, whether in connection with acquisitions or otherwise.

        In the future, we expect to obtain financing or to further increase our capital resources by issuing additional shares of our capital stock or offering debt or other equity securities, including senior or subordinated notes, debt securities convertible into equity, or shares of preferred stock. Issuing additional shares of our capital stock, other equity securities, or securities convertible into equity may dilute the economic and voting rights of our existing stockholders, reduce the market price of our Class A common stock, or both. Debt securities convertible into equity could be subject to adjustments in the conversion ratio pursuant to which certain events may increase the number of equity securities issuable upon conversion. Preferred stock, if issued, could have a preference with respect to liquidating distributions or a preference with respect to dividend payments that could limit our ability to pay dividends to the holders of our Class A common stock. Our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, which may adversely affect the amount, timing, or nature of our future offerings. As a result, holders of our Class A common stock bear the risk that our future offerings may reduce the market price of our Class A common stock and dilute their percentage ownership. See "Description of Capital Stock."

        Additionally, we have reserved an aggregate of            shares of Class A common stock for issuance under our Omnibus Plan. Any Class A common stock that we issue, including under our Omnibus Plan or other equity incentive plans that we may adopt in the future, would dilute the percentage ownership held by the investors who purchase Class A common stock in this offering. We intend to file one or more registration statements on Form S-8 under the Securities Act to register shares of our Class A common stock or securities convertible into or exchangeable for shares of our Class A common stock issued pursuant to our Omnibus Plan. Any such registration statement on Form S-8 will automatically become effective upon filing. Accordingly, shares of Class A common stock registered under such registration statements will be available for sale in the open market. See "Executive and Director Compensation—Anticipated Equity Compensation Additions to Our Compensation Program Following the Offering—2019 Omnibus Incentive Plan."

If we or the Pre-IPO Investors sell additional shares of our Class A common stock after this offering, the market price of our Class A common stock could decline.

        The sale of substantial amounts of our Class A common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of our Class A common stock. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. Upon completion of this offering we will have a total of            shares of our Class A common stock outstanding (or            shares if the underwriters exercise in full their option to purchase additional shares of Class A common stock) and an additional            shares of our Class A common stock issuable upon exchange of LLC Units (and corresponding shares of Class B common stock) held by the Continuing LLC Members. Of the outstanding shares of Class A common stock, the            shares sold in this offering (or             shares if the underwriters exercise in full their option to purchase additional shares of Class A common stock) will be freely tradable without restriction or further registration under the Securities Act, except that any shares held by our affiliates, as that term is defined under Rule 144 of the Securities Act, may be sold only in compliance with the limitations described in "Shares Eligible for Future Sale."

        The remaining outstanding            shares of Class A common stock held by or issuable to our Pre-IPO Investors and management after this offering will be subject to certain restrictions on resale. We, our officers, our directors, and certain Pre-IPO Investors that collectively will own            shares of Class A common stock (including shares issuable on exchange of LLC Units) following this offering (or            shares of Class A common stock if the underwriters exercise in full their option to purchase additional shares of Class A common stock), will sign lock-up agreements with the underwriters that will, subject to certain customary exceptions, restrict the sale of the shares of our Class A common stock held by them for 180 days following the date of this prospectus. J.P. Morgan Securities LLC may, in its sole discretion, release all or any portion of the shares of Class A common stock subject to lock-up agreements. Upon the expiration of the lock-up agreements, all such shares of Class A common stock will be eligible for resale in a public market, subject, in the case of shares held by our affiliates, to volume, manner of sale, and other limitations under Rule 144. See "Shares Eligible for Future Sale."

        We intend to file one or more registration statements on Form S-8 under the Securities Act to register shares of our Class A common stock or securities convertible into or exchangeable for shares of our Class A common stock issued pursuant to our Omnibus Plan. Any such registration statement on Form S-8 will automatically become effective upon filing. Accordingly, shares of Class A common stock registered under such registration statements will be available for sale in the open market. We expect that the initial registration statement on Form S-8 will cover            shares of our Class A common stock. See "Executive and Director Compensation—Anticipated Equity Compensation Additions to Our Compensation Program Following the Offering—2019 Omnibus Incentive Plan."

        We also intend to enter into the Registration Rights Agreement with certain Continuing LLC Members, whereby, following this offering and the expiration of the related 180-day lock-up period, we may be required to register under the Securities Act the sale of shares of our Class A common stock that may be issued to Continuing LLC Members upon exchange of their LLC Units. Shares of Class A common stock registered pursuant to the Registration Rights Agreement will also be available for sale in the open market upon such registration unless restrictions apply. See "Certain Relationships and Related Party Transactions—Registration Rights Agreement."

        As restrictions on resale end, the market price of our Class A common stock could drop significantly if the holders of these restricted shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offerings of our common stock or other securities.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements. Any statements about our expectations, beliefs, plans, predictions, forecasts, objectives, assumptions, or future events or performance are not historical facts and may be forward-looking. These statements are often, but not always, made through the use of words or phrases such as "anticipates," "believes," "can," "could," "may," "predicts," "potential," "should," "will," "estimate," "plans," "projects," "continuing," "ongoing," "expects," "intends," and similar words or phrases. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements are not guarantees of future performance and involve risks and uncertainties which are subject to change based on various important factors, some of which are beyond our control. For more information regarding these risks and uncertainties as well as certain additional risks that we face, refer to the "Risk Factors," as well as factors more fully described in "Management's Discussion and Analysis of Financial Condition and Results of Operations," and elsewhere in this prospectus. Among the factors that could cause our financial performance to differ materially from that suggested by the forward-looking statements are:

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  our ability to effectively manage our growth;

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  our ability to effectively execute our business strategies, implement new initiatives, and improve efficiency;

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  our sales and marketing efforts;

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  our manufacturing capacity and performance and our ability to reduce the per unit production cost of our clear aligners;

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  our ability to obtain regulatory approvals for any new or enhanced products;

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  our estimates regarding revenues, expenses, capital requirements and needs for additional financing;

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  our ability to effectively market and sell, consumer acceptance of, and competition for our clear aligners in new markets;

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  our relationships with retail partners and insurance carriers;

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  our research, development, commercialization, and other activities and projected expenditures;

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  changes or errors in the methodologies, models, assumptions and estimates we use to prepare our financial statements, make business decisions, and manage risks;

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  our current business model is dependent, in part, on current laws and regulations governing remote healthcare and the practice of dentistry, and changes in those laws, regulations or interpretations that are inconsistent with our current business model could have a material adverse effect on our business;

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  our relationships with our freight carriers, suppliers, and other vendors;

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  our ability to maintain the security of our operating systems and infrastructure (e.g., against cyber-attacks);

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  the adequacy of our risk management framework;

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  our cash needs and ability to raise additional capital, if needed;

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  our intellectual property position;

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  our exposure to claims and legal proceedings;

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  our use of proceeds from this offering; and

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  other factors and assumptions described in this prospectus under "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Our Business."

        If one or more of the factors affecting our forward-looking information and statements proves incorrect, its actual results, performance or achievements could differ materially from those expressed in, or implied by, forward-looking information and statements. Therefore, we caution not to place undue reliance on any forward-looking information or statements. The effect of these factors is difficult to predict. Factors other than these also could adversely affect our results, and the reader should not consider these factors to be a complete set of all potential risks or uncertainties. New factors emerge from time to time, and management cannot assess the impact of any such factor on our business or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. Any forward-looking statements only speak as of the date of this document, and we undertake no obligation to update any forward-looking information or statements, whether written or oral, to reflect any change, except as required by law. All forward-looking statements attributable to us are expressly qualified by these cautionary statements.

 ORGANIZATIONAL STRUCTURE

Organizational Structure Prior to This Offering

        Prior to the consummation of the Reorganization Transactions and this offering, the capital structure of SDC Financial held by current investors, which we refer to, collectively, as the Pre-IPO Investors, consists of (i) five classes of outstanding membership units, which we refer to as Pre-IPO Units, including unvested restricted membership units, which we refer to as Restricted Units, held by certain team members, and (ii) Warrants to acquire membership units held by two service providers.

Organizational Structure Following This Offering

        SDC Inc. has not engaged in any business or other activities except in connection with the Reorganization Transactions and this offering. Following consummation of the Reorganization Transactions and this offering, we will be a holding company. Our sole material asset will be our equity interest in SDC Financial, which also is a holding company and holds the sole equity interests in Access Dental, our operating subsidiary that directly or indirectly conducts all of our manufacturing operations, and SDC LLC, our operating subsidiary that directly or indirectly conducts substantially all of our other business operations. Because SDC Inc. will be the managing member of SDC Financial, SDC Financial will be the managing member of Access Dental and SDC LLC, and SDC LLC will be the managing member of SDC Holding, we will indirectly operate and control all of the business and affairs (and will consolidate the financial results) of SDC Financial and its subsidiaries. The ownership interest of the members of SDC Financial (other than SDC Inc.) will be reflected as noncontrolling interests in our consolidated financial statements.

        The diagram below depicts our simplified organizational structure immediately following the consummation of the Reorganization Transactions and the consummation of this offering and the use of proceeds therefrom, assuming no exercise by the underwriters of their option to purchase additional shares of Class A common stock.

Reorganization Transactions

        We are undertaking a series of transactions that will be completed prior to the closing of this offering, which we refer to, collectively, as the Reorganization Transactions, designed to create a corporate holding company that will conduct a public offering. These transactions include:

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  the formation of SDC Inc. as a Delaware corporation to function as the ultimate parent of SmileDirectClub and a publicly traded entity;

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  the merger(s), which we refer to as the Blocker Mergers, of certain Pre-IPO Investors that are taxable as corporations for U.S. federal income tax purposes, which we refer to as the Blockers, with and into a newly formed, wholly owned subsidiary of SDC Inc. ("Merger Sub"), and the issuance by SDC Inc. to the equityholders of the Blockers, which we refer to as the Blocker Shareholders, shares of Class A common stock as consideration in the Blocker Mergers;

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  the distribution by Merger Sub to SDC Inc. of all of the Pre-IPO Units directly or indirectly acquired by Merger Sub in the Blocker Mergers, followed by the dissolution of Merger Sub;

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  the amendment and restatement of the SDC Financial LLC Agreement to, among other things, modify the capital structure of SDC Financial by replacing the different classes of Pre-IPO Units (including Restricted Units) with a single new class of membership interests of SDC Financial, which we refer to as LLC Units;

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  the issuance to each of the Pre-IPO Investors previously holding Pre-IPO Units (including Restricted Units) of a number of shares of our Class B common stock equal to the number of LLC Units held by it;

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  the issuance to certain employees of cash and shares of Class A common stock pursuant to their IBAs,        % of which will vest immediately (subject to lock-up restrictions on transfer) and        % which will vest monthly over the next 24-48 months; and

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  the equitable adjustment, pursuant to their terms, of outstanding Warrants into warrants to acquire LLC Units (together with an equal number of shares of our Class B common stock).

        In connection with this offering, the vesting requirements applicable to certain of the Restricted Units will be partially accelerated. Following consummation of the Reorganization Transactions, the Warrants, as well as LLC Units and shares of Class B common stock issued in respect of Restricted Units that do not vest in connection with this offering, will be subject to the same vesting, exercise and/or forfeiture conditions as the previously held securities in SDC Financial, as applicable.

        Incident to the foregoing transactions, we will enter into various agreements, including:

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  Amendment to the SDC Financial LLC Agreement:  As part of the Reorganization Transactions, the limited liability company agreement of SDC Financial will be amended and restated to, among other things, appoint SDC Inc. as its sole managing member and recapitalize the existing common interests in SDC Financial into a single class of limited liability company interests. We refer to the limited liability company agreement of SDC Financial, as in effect at the time of completion of this offering, as the "SDC Financial LLC Agreement." Subject to the terms and conditions of the SDC Financial LLC Agreement, the Continuing LLC Members will have the right to exchange their LLC Units (with automatic cancellation of an equal number of shares of Class B common stock) for shares of our Class A common stock on a one-for-one basis, subject to customary adjustments for stock splits, stock dividends and reclassifications, or for cash (based on the market price of shares of Class A common stock), with the form of consideration determined by the disinterested members of our board of directors. We have reserved for issuance shares of Class A common stock in respect of the aggregate number of shares of Class A common stock that may be issued upon exchange of LLC Units. See "Certain Relationships and Related Party Transactions—SDC Financial LLC Agreement."

  •
  Tax Receivable Agreement:  We and SDC Financial will enter into a Tax Receivable Agreement with the Continuing LLC Members, pursuant to which we will agree to pay the Continuing LLC Members 85% of the amount of cash tax savings, if any, in U.S. federal, state, and local income tax or franchise tax that we actually realize as a result of (a) the increases in tax basis attributable to exchanges by Continuing LLC Members and (b) tax benefits related to imputed interest deemed to be paid by us as a result of the Tax Receivable Agreement. See "Certain Relationships and Related Party Transactions—Tax Receivable Agreement."

  •
  Registration Rights Agreement:  We intend to enter into a Registration Rights Agreement (the "Registration Rights Agreement"), whereby, following this offering and the expiration of the related 180-day lock-up period, we may be required to register under the Securities Act of 1933, as amended (the "Securities Act"), the sale of shares of our Class A common stock that may be issued to Continuing LLC Members upon exchange of their LLC Units. See "Certain Relationships and Related Party Transactions—Registration Rights Agreement."

Offering-Related Transactions

        We intend to use all of the net proceeds we receive from this offering (including from any exercise of the underwriters' option to purchase additional shares of Class A common stock) to purchase a number of newly issued LLC Units from SDC Financial that is equivalent to the number of shares of Class A common stock that we offer and sell in this offering. The number of LLC Units acquired by us from SDC Financial will be equal to the number of shares of Class A common stock issued in connection with the Reorganization Transactions and this offering, and the Continuing LLC Members will own the remaining outstanding LLC Units. As Continuing LLC Members exchange their LLC Units, those LLC Units thereafter will be owned by SDC Inc. and SDC Inc.'s interest in SDC Financial will be correspondingly increased. The corresponding shares of Class B common stock held by Continuing LLC Members will be cancelled in connection with such exchanges. We intend to cause SDC Financial to use a portion of the net proceeds it receives from the sale of LLC Units to us to purchase and cancel             LLC Units (or              LLC Units if the underwriters' option to purchase additional shares of Class A common stock is exercised in full) from the Pre-IPO Investors at a price per LLC Unit equal to the public offering price per share of Class A common stock in this offering, less the underwriting discount. See "Use of Proceeds" and "Certain Relationships and Related Party Transactions—Purchase of LLC Units."

        The purchase price for each newly issued LLC Unit purchased by us will be equal to the price per share of our Class A common stock in this offering, less underwriting discounts and commissions. As a result of the transactions described above, and assuming the sale of shares of Class A common stock in this offering at a price per share to the public of $            , which is the midpoint of the estimated price range set forth on the cover page of this prospectus, and after giving effect to the consummation of this offering and the use of proceeds therefrom as described above:

  •
  the investors in this offering will collectively own            shares of Class A common stock (or            shares of Class A common stock if the underwriters' option to purchase additional shares of Class A common stock is exercised in full);

  •
  certain Pre-IPO Investors and employees will collectively own            shares of Class A common stock;

  •
  SDC Inc. will hold             LLC Units (or             LLC Units if the underwriters' option to purchase additional shares of Class A common stock is exercised in full), representing        % of the total economic interest of SDC Financial (or        % if the underwriters' option to purchase additional shares of Class A common stock is exercised in full);

  •
  the Pre-IPO Investors will collectively hold             LLC Units (or           LLC Units if the underwriters' option to purchase additional shares of Class A common stock is exercised in full), representing,        % of the total economic interest of SDC Financial (or        % if the underwriters' option to purchase additional shares of Class A common stock is exercised in full);

  •
  the investors in this offering will collectively have        % of the voting power in SDC Inc. (or        % if the underwriters' option to purchase additional shares of Class A common stock is exercised in full);

  •
  the Pre-IPO Investors will collectively hold            shares of Class B common stock, representing        % of the voting power in SDC Inc. (or        % if the underwriters' option to purchase additional shares of Class A common stock is exercised in full); and

  •
  two service providers of SmileDirectClub will collectively hold Warrants to acquire             LLC Units (together with an equal number of shares of our Class B common stock).

        Our post-offering organizational structure will allow the Continuing LLC Members to retain their equity ownership in SDC Financial, a Delaware limited liability company that is classified as a partnership for U.S. federal income tax purposes, in the form of LLC Units. Investors in this offering will, by contrast, hold their equity ownership in SDC Inc., a Delaware corporation, in the form of shares of Class A common stock. The Continuing LLC Members, like SDC Inc., will incur U.S. federal, state, and local income taxes on their proportionate share of any taxable income of SDC Financial, including taxable income of Access Dental, SDC LLC and SDC Holding.

        The Continuing LLC Members also will hold shares of Class B common stock of SDC Inc. Although those shares have no economic rights, they will allow the Continuing LLC Members to exercise voting power over SDC Inc. at a level that is greater than their overall equity ownership of our business. Under our certificate of incorporation, each holder of Class B common stock will initially be entitled to ten votes for each share of Class B common stock held by such holder on all matters presented to stockholders of SDC Inc. When the Continuing LLC Members exchange their LLC Units for shares of our Class A common stock or cash, with the form of consideration determined by the disinterested members of our board of directors, an equivalent number of shares of Class B common stock will be cancelled. Accordingly, as the Continuing LLC Members exchange their LLC Units, the voting power afforded to the Continuing LLC Members by their shares of Class B common stock will be automatically and correspondingly reduced. See "Description of Capital Stock—Common Stock—Class B common stock."

Holding Company Structure

        SDC Inc. was incorporated in the State of Delaware on April 11, 2019. SDC Inc. has not engaged in any business or other activities except in connection with the Reorganization Transactions and this offering.

        Following consummation of the Reorganization Transactions and this offering, SDC Inc. will be a holding company. Our sole material asset will be our equity interest in SDC Financial, which also is a holding company and has the sole equity interests in our operating subsidiaries. Because SDC Inc. will be the managing member of SDC Financial, SDC Financial will be the managing member of Access Dental and SDC LLC, and SDC LLC will be the managing member of SDC Holding, we will indirectly operate and control all of the business and affairs (and will consolidate the financial results) of SDC Financial and its subsidiaries. The ownership interest of the Continuing LLC Members will be reflected as a noncontrolling interest in SDC Inc.'s consolidated financial statements.

USE OF PROCEEDS

        We estimate that our net proceeds from this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $             million (or $             million if the underwriters' option to purchase additional shares of Class A common stock is exercised in full) based upon an assumed initial public offering price of $            per share of Class A common stock, which is the midpoint of the estimated price range set forth on the cover page of this prospectus. Each $1.00 increase (decrease) in the public offering price per share would increase (decrease) our net proceeds by $            . Each increase (decrease) of 1,000,000 shares in the number of shares of Class A common stock offered by us in this offering, as set forth on the cover page of this prospectus, would increase (decrease) our net proceeds by approximately $            .

        We intend to use all of the net proceeds we receive from this offering (including from any exercise of the underwriters' option to purchase additional shares of Class A common stock) to purchase a number of newly issued LLC Units from SDC Financial that is equivalent to the number of shares of Class A common stock that we offer and sell in this offering, as described under "Organizational Structure—Offering-Related Transactions." We intend to cause SDC Financial to use such proceeds as follows:

  •
  approximately $            (or approximately $            if the underwriters' option to purchase additional shares of Class A common stock is exercised in full) to purchase and cancel             LLC Units (or             LLC Units if the underwriters' option to purchase additional shares of Class A common stock is exercised in full) from the Pre-IPO Investors at a price per LLC Unit equal to the public offering price per share of Class A common stock in this offering, less the underwriting discount;

  •
  approximately $          to pay incentive bonuses to certain employees pursuant to the IBAs, as further described in "Executive and Director Compensation—Incentive Bonus Agreements";

  •
  approximately $             million to fund the tax withholding and remittance obligations related to the IBAs, as further described in "Executive and Director Compensation—Incentive Bonus Agreements." The tax withholding and remittance obligation amount assumes that the consummation of this offering had occurred on                , 2019, assumes all eligible employees elect to have their tax obligations withheld at maximum statutory rates, which will result in an average withholding rate of approximately        %, and does not include any additional amounts that may be required to satisfy tax withholding and remittance obligations related to the settlement of additional Class A common stock that will be issued to certain employees following the consummation of this offering pursuant to the retention bonus component of the IBAs, as further described in "Executive and Director Compensation—Incentive Bonus Agreements";

  •
  approximately $            to redeem LLC Units from the non-Series A Pre-IPO Investors pursuant to the terms of our 2018 Private Placement, as further described in "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—2018 Private Placement";

  •
  up to $43 million to fund a distribution to the non-Series A Pre-IPO Investors, which distribution will be payable upon determination of the outcome and amount payable, if any, in connection with an arbitration proceeding with Align, as further described in "Dividend Policy." Investors in this offering will not be entitled to any portion of this distribution; and

  •
  the balance for general corporate purposes, which may include international expansion, innovation, research and development, and working capital. We have not yet determined the specific uses or amounts for any of these uses of the remaining proceeds.

        Pending specific application of these proceeds, SDC Financial expects to invest the balance of the proceeds primarily in short term, investment-grade, interest-bearing securities such as money market accounts, certificates of deposit, commercial paper and guaranteed obligations of the U.S. government.

 DIVIDEND POLICY

        We currently intend to retain all available funds and future earnings, if any, to fund the development and expansion of our business, and we do not anticipate paying any cash dividends in the foreseeable future. We have no current plans to pay dividends on our Class A common stock. Any future determination to pay dividends will be made at the discretion of our board of directors, subject to applicable laws, and will depend on a number of factors, including our financial condition, results of operations, capital requirements, contractual, legal, tax and regulatory restrictions, general business conditions and other factors that our board of directors may deem relevant.

        We are a holding company and will have no material assets other than our ownership of LLC Units. Our ability to pay cash dividends will depend on the payment of distributions by our current and future subsidiaries, including SDC Financial, SDC LLC and SDC Holding, and such distributions may be restricted as a result of regulatory restrictions, state law regarding distributions by a limited liability company to its members, or contractual agreements, including any future agreements governing their indebtedness. See "Risk Factors—Risks Related to Our Common Stock and this Offering—We have no current plans to pay cash dividends on our Class A common stock; as a result, you may not receive any return on investment unless you sell your Class A common stock for a price greater than that which you paid for it." In addition, our ability to pay cash dividends may be restricted by the terms of any of our future debt financing arrangements, which may contain terms restricting or limiting the amount of dividends that may be declared or paid on our common stock.

        Following this offering, we will receive a portion of any distributions made by SDC Financial. Any cash received from such distributions from our subsidiaries will first be used by us to satisfy any tax liability and then to make any payments required under the Tax Receivable Agreement. Subject to having available cash and subject to limitations imposed by applicable law and contractual restrictions (including pursuant to our debt instruments), the SDC Financial LLC Agreement requires SDC Financial to make certain distributions to SDC Inc. and the Continuing LLC Members, pro rata, to facilitate their payment of taxes with respect to the income of SDC Financial that is allocated to us and them. See "Certain Relationships and Related Party Transactions—SDC Financial LLC Agreement." To the extent that the tax distributions we receive exceed the amounts we actually require to pay taxes, Tax Receivable Agreement payments, and other expenses, we will not be required to distribute such excess cash. Our board of directors may, in its sole discretion, choose to use such excess cash for any purpose, including (i) to make additional distributions to the holders of our Class A common stock, (ii) to acquire additional newly issued LLC Units, and/or (iii) to repurchase outstanding shares of our Class A common stock. If we acquire additional LLC Units from SDC Financial, we anticipate that, to maintain the one-to-one relationship between the shares of Class A common stock and the LLC Units, either (i) our board of directors will at that time declare a stock dividend on the Class A common stock of an aggregate number of additional newly issued shares that corresponds to the number of additional LLC Units being acquired or (ii) SDC, Inc. will effect a reverse split of the LLC Units. If SDC, Inc. uses the excess cash to repurchase outstanding shares of its Class A common stock, we anticipate that it will either (x) declare a split of the Class A common stock of SDC, Inc. to increase the number of shares of Class A common stock outstanding to equal the number of LLC Units held by SDC Inc. or (y) declare a reverse split of all outstanding LLC Units to reduce the number of LLC Units held by SDC Inc. to equal the number of shares of Class A common stock outstanding following such repurchase. The reverse split would also ratably decrease the number of LLC Units held by the Continuing LLC Members. The same proportionate ownership of LLC Units would be maintained among SDC Inc. and the Continuing LLC Members following the applicable split or reverse split. The determination of what amount of cash held by SDC, Inc. (if any), warrants a cash distribution or a purchase of LLC Units will depend upon the facts and circumstances at the time of determination.

        On            , 2019, SDC Financial declared a distribution of $43 million less any amount determined to be due and payable to Align in connection with a current arbitration proceeding with Align (as further described in "Our Business—Legal Proceedings") to the non-Series A Pre-IPO Investors. Such distribution will be paid after the consummation of this offering upon final determination of the outcome and amount payable, if any, in connection with the arbitration. Investors in this offering will not be entitled to any portion of this distribution.

 CAPITALIZATION

        The following table sets forth our cash, cash equivalents and capitalization as of June 30, 2019:

  •
  on a historical basis for SDC Financial; and

  •
  a pro forma basis for SDC Inc., giving effect to the transactions and other matters described under "Unaudited Consolidated Pro Forma Financial Information," including the Reorganization Transactions, and application of the proceeds from this offering as described in "Use of Proceeds" based upon an assumed initial public offering price of $            per share of Class A common stock, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses and other related transaction costs payable by us.

        You should read this table, together with the information contained in this prospectus, including "Organizational Structure," "Use of Proceeds," "Unaudited Consolidated Pro Forma Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the historical financial statements and related notes included elsewhere in this prospectus.

	June 30, 2019
(in thousands)	Actual	Pro Forma
	(unaudited)
Cash	$149,088	$

Debt:
Revolving Credit Facility	151,300

Total debt	204,966

Redeemable Series A Preferred Units	425,188
Members'/stockholders' equity (deficit):
Members' equity (deficit)	(226,320)
Preferred stock, $0.0001 par value per share: shares authorized, no shares issued and outstanding on a pro forma basis	—
Class A common stock, $0.0001 par value per share: shares authorized, shares issued and outstanding on a pro forma basis	—
Class B common stock, par value $0.0001 per share: shares authorized on a pro forma basis; shares issued and outstanding on a pro forma basis	—
Additional paid-in capital	—
Total members'/stockholders' equity (deficit)	(226,005)

Non-controlling interest	—

Total capitalization	$404,149	$

        Each $1.00 increase or decrease in the initial public offering price per share of Class A common stock from the midpoint of the estimated price range set forth on the cover page of this prospectus would increase or decrease the paid-in capital and total equity (deficit) by approximately $             million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.

 DILUTION

        If you invest in the initial public offering of our Class A common stock, your interest will be diluted to the extent of the excess of the initial public offering price per share of our Class A common stock over the pro forma net tangible book value per share of our Class A common stock after this offering. Dilution results from the fact that the per share offering price of the Class A common stock is substantially in excess of the net tangible book value per share attributable to the existing equity holders.

        Our pro forma net tangible book value at June 30, 2019 was approximately $             million. Pro forma net tangible book value represents the amount of total tangible assets less total liabilities of SDC Financial, after giving effect to the Reorganization Transactions, and pro forma net tangible book value per share represents pro forma net tangible book value divided by the number of shares of Class A common stock outstanding, after giving effect to the Reorganization Transactions and assuming that all of the Continuing LLC Members exchanged their LLC Units (with automatic cancellation of an equal number of shares of Class B common stock) for newly issued shares of our Class A common stock on a one-for-one basis.

        After giving effect to this offering, at an assumed initial public offering price of $            per share of Class A common stock, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, and the application of estimated net proceeds, as described under "Use of Proceeds," after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value at June 30, 2019 would have been $             million or $            per share of Class A common stock, assuming that all of the Continuing LLC Members exchanged their LLC Units (with automatic cancellation of an equal number of shares of Class B common stock) for newly issued shares of our Class A common stock on a one-for-one basis.

        The following table illustrates the immediate dilution of $            per share to new stockholders purchasing Class A common stock in this offering, assuming the underwriters do not exercise their option to purchase additional shares of Class A common stock.

Assumed initial public offering price per share of Class A common stock		$
Pro forma net tangible book value per share of Class A common stock as of June 30, 2019	$
Increase per share of Class A common stock attributable to this offering

Pro forma net tangible book value per share of Class A common stock, as adjusted to give effect to this offering

Dilution in pro forma net tangible book value per share of Class A common stock to new investors		$

        Each $1.00 increase or decrease in the initial public offering price per share of Class A common stock from the midpoint of the estimated price range set forth on the cover page of this prospectus would increase or decrease our pro forma net tangible book value, as adjusted to give effect to this offering, by $             million, or $            per share of Class A common stock, assuming that the number of shares of Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

        If the underwriters' option to purchase additional shares of Class A common stock is exercised in full, the increase in pro forma net tangible book value per share of Class A common stock at June 30, 2019, attributable to this offering would have been approximately $            per share and the dilution in pro forma net tangible book value per share of Class A common stock to new investors would be $            per share. Furthermore, the percentage of our shares of Class A common stock held by Pre-IPO Investors would decrease to approximately        % and the percentage of our shares of Class A common stock held

by new investors would increase to approximately        %, assuming that all of the Continuing LLC Members exchanged their LLC Units (with automatic cancellation of an equal number of shares of Class B common stock) for newly issued shares of our Class A common stock on a one-for-one basis.

        The following table summarizes, on the same pro forma basis at June 30, 2019, the total number of shares of Class A common stock purchased from us, the total cash consideration paid to us, and the average price per share of Class A common stock paid by the Pre-IPO Investors and by new investors purchasing shares of Class A common stock in this offering, assuming that all of the Continuing LLC Members exchanged their LLC Units (with automatic cancellation of an equal number of shares of Class B common stock) for newly issued shares of our Class A common stock on a one-for-one basis.

	Shares Purchased			Total Consideration
Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New investors

Total		100%		$	100%		$

        Each $1.00 increase or decrease in the initial public offering price per share of Class A common stock from the midpoint of the estimated price range set forth on the cover page of this prospectus would increase or decrease total consideration paid by new investors in this offering and total consideration paid by all investors by approximately $             million, assuming that the number of shares of Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same.

        Each $1.00 increase in the initial offering price per share of Class A common stock from the midpoint of the estimated price range set forth on the cover page of this prospectus would increase the total number of shares of Class B common stock outstanding, and thus the total number of shares of common stock outstanding, by            shares after the Reorganization Transactions and the offering.

        Each $1.00 decrease in the initial offering price per share of Class A common stock from the midpoint of the estimated price range set forth on the cover page of this prospectus would decrease the total number of shares of Class B common stock outstanding, and thus the total number of shares of common stock outstanding, by            shares after the Reorganization Transactions and the offering.

        The information presented reflect does not above outstanding Warrants which, if exercised, would have a de minimis dilutive effect. After the consummation of this offering, no new shares of Class B common stock will be issued, other than upon exercise of the Warrants. See Note 10 to our consolidated financial statements included elsewhere in this prospectus for more information on the Warrants.

        The information above excludes            shares of our Class A common stock reserved for issuance under our Omnibus Plan. To the extent that equity awards are issued under our incentive plan, investors participating in this offering will experience further dilution.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA

        The following tables set forth selected historical consolidated financial data of SDC Financial at the dates and for the periods indicated. SDC Financial is considered our predecessor for accounting purposes, and its historical consolidated financial statements will be our historical consolidated financial statements following this offering. The statements of operations data for the years ended December 31, 2018 and 2017, and balance sheet data as of December 31, 2018 and 2017, are derived from the audited consolidated financial statements of SDC Financial and related notes included elsewhere in this prospectus. The condensed consolidated statements of operations data for the six months ended June 30, 2019 and 2018, and balance sheet data as of June 30, 2019, are derived from the unaudited condensed consolidated financial statements of SDC Financial and related notes included elsewhere in this prospectus. The summary historical financial data of SDC Inc. has not been presented because SDC Inc. is a newly incorporated entity and has not engaged in any business or other activities except in connection with its formation and initial capitalization.

        The following selected historical consolidated financial data is qualified in its entirety by reference to, and should be read in conjunction with, our audited consolidated financial statements and related notes, and the information under "Unaudited Consolidated Pro Forma Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and other financial information included in this prospectus. Historical results included below and elsewhere in this prospectus are not necessarily indicative of our future performance.

	Six months ended June 30,		Years ended December 31,
(in thousands)	2019	2018	2018	2017
	(unaudited)
Statements of Operations Data:
Total revenues	$373,530	$175,064	$423,234	$145,954
Cost of revenues	83,580	60,377	133,968	64,011

Gross profit	289,950	114,687	289,266	81,943
Marketing and selling expenses	209,146	86,457	213,080	64,243
General and administrative expenses	96,490	47,301	121,743	48,202

Loss from operations	(15,686)	(19,071)	(45,557)	(30,502)
Total interest expense	7,391	5,884	13,705	2,148
Loss on extinguishment of debt	29,640	—	—	—
Other expense	81	8,642	15,148	—

Net loss before provision for income tax expense	(52,798)	(33,597)	(74,410)	(32,650)
Provision for income tax expense	117	209	361	128

Net loss	$(52,915)	$(33,806)	$(74,771)	$(32,778)

Other Data:
Adjusted EBITDA(a)	$2,299	$(8,464)	$(16,857)	$(21,129)

(a)
For the definition of the non-GAAP financial measure of Adjusted EBITDA and a reconciliation of Adjusted EBITDA to our most directly comparable financial measure calculated in accordance with GAAP, please read "—Non-GAAP Financial Measures."

		As of December 31,
	As of June 30, 2019
(in thousands)		2018	2017
	(unaudited)
Balance Sheet Data:
Cash	$149,088	$313,929	$4,071
Accounts receivable	181,806	113,934	33,741
Inventories	13,749	8,781	2,723
Prepaid and other current assets	11,554	5,782	2,378

Total current assets	356,197	442,426	42,913
Accounts receivable, non-current	93,283	60,217	11,600
Property, plant and equipment, net	86,770	52,551	11,893
Other assets	6,269	—	—

Total assets	$542,519	$555,194	$66,406

Accounts payable	$49,805	$25,250	$7,916
Accrued liabilities	63,728	34,939	13,944
Due to related parties	3,443	20,305	14,721
Deferred revenue	20,788	19,059	12,437
Current portion of long-term debt	33,488	17,920	15,270

Total current liabilities	171,252	117,473	64,288
Long term debt, net of current portion	171,478	138,922	35,397
Other long term liabilities	606	602	575

Total liabilities	343,336	256,997	100,260
Commitments and contingencies
Redeemable Series A Preferred Units	425,188	388,634	—
Members' deficit	(226,320)	(89,321)	(32,759)
Unitholder advance	—	(1,431)	(1,410)
Warrants	315	315	315

Total members' deficit	(226,005)	(90,437)	(33,854)

Total liabilities, Redeemable Series A Preferred Units and members' deficit	$542,519	$555,194	$66,406

Non-GAAP Financial Measures

        To supplement our consolidated financial statements presented in accordance with GAAP, we also present Adjusted EBITDA, a financial measure which is not based on any standardized methodology prescribed by GAAP.

        We define Adjusted EBITDA as net loss before provision for income tax expense, interest expense, depreciation and amortization, and loss on disposal of property, plant and equipment, adjusted to remove derivative fair value adjustments, loss on extinguishment of debt, foreign currency adjustments, and equity-based compensation. Adjusted EBITDA does not have a definition under GAAP, and our definition of Adjusted EBITDA may not be the same as, or comparable to, similarly titled measures used by other companies.

        We use Adjusted EBITDA when evaluating our performance when we believe that certain items are not indicative of operating performance. Adjusted EBITDA provides useful supplemental information to management regarding our operating performance and we believe it will provide the same to stockholders.

        We believe that Adjusted EBITDA will provide useful information to stockholders about our performance, financial condition, and results of operations for the following reasons: (i) Adjusted EBITDA would be among the measures used by our management team to evaluate our operating performance and make day-to-day operating decisions and (ii) Adjusted EBITDA is frequently used by securities analysts, investors, lenders, and other interested parties as a common performance measures to compare results or estimate valuations across companies in our industry.

        Adjusted EBITDA should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with GAAP. There are a number of limitations related to the use of Adjusted EBITDA rather than net loss, the most directly comparable GAAP financial measure, including:

  •
  Adjusted EBITDA does not reflect changes in, or cash requirements for working capital needs;

  •
  Adjusted EBITDA does not reflect interest expense or the cash requirements necessary to service interest or principal payments on indebtedness;

  •
  Adjusted EBITDA does not reflect provision for income tax expense or the cash requirements to pay taxes;

  •
  Adjusted EBITDA does not reflect historical cash expenditures or future requirements for capital expenditures or contractual commitments;

  •
  Adjusted EBITDA does not reflect the impact on earnings or changes resulting from matters that are considered not to be indicative of our future operations;

  •
  although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such replacements;

  •
  Adjusted EBITDA includes financing income, but not the interest expense to carry the related receivables; and

  •
  other companies in our industry may calculate Adjusted EBITDA differently, limiting its usefulness as a comparative measure.

        Because of these limitations, Adjusted EBITDA should not be considered as discretionary cash available to us to reinvest in the growth of our business or as a measure of cash that will be available to us to meet our obligations. You should consider Adjusted EBITDA alongside other financial measures, including net loss and our other financial results, presented in accordance with GAAP.

        A reconciliation of Adjusted EBITDA to net loss, the most directly comparable GAAP financial measure, is set forth below:

	Six months ended June 30,		Years ended December 31,
(in thousands)	2019	2018	2018	2017
	(unaudited)
Net loss	$(52,915)	$(33,806)	$(74,771)	$(32,778)
Depreciation and amortization	9,723	2,735	8,861	2,513
Total interest expense	7,391	5,884	13,705	2,148
Income tax expense	117	209	361	128
Loss on disposal of property, plant and equipment	—	—	617	—
Fair value adjustment of warrant derivative	—	8,624	14,500	—
Loss on extinguishment of debt	29,640	—	—	—
Equity-based compensation	8,262	7,872	19,839	6,860
Other	81	18	31	—

Adjusted EBITDA	$2,299	$(8,464)	$(16,857)	$(21,129)

UNAUDITED CONSOLIDATED PRO FORMA FINANCIAL INFORMATION

        The unaudited Pro Forma Condensed Consolidated Balance Sheet as of June 30, 2019 and the unaudited Pro Forma Condensed Consolidated Statements of Operations for the six months ended June 30, 2019 and year ended December 31, 2018 present our financial position and results of operations after giving pro forma effect to:

            (i)  The Reorganization Transactions and this offering, as described under "Organizational Structure," as if such transactions occurred on June 30, 2019 for the unaudited Pro Forma Condensed Consolidated Balance Sheet and on January 1, 2018 for the unaudited Pro Forma Condensed Consolidated Statements of Operations,

           (ii)  The use of the estimated net proceeds from this offering, as described under "Use of Proceeds,"

          (iii)  The effects of the Tax Receivable Agreement, as described under "Certain Relationships and Related Party Transactions—Tax Receivable Agreement," and

          (iv)  A provision for corporate income taxes on the income attributable to SDC Inc. at a tax rate of        %, inclusive of all U.S. federal, state, and local income taxes.

        The historical consolidated financial information has been derived from SDC Financial's consolidated financial statements and accompanying notes included elsewhere in this prospectus and has been adjusted in the unaudited pro forma condensed consolidated financial statements to give effect to pro forma events that are (1) directly attributable to the transactions (2) factually supportable and (3) with respect to the statements of operations, expected to have a continuing impact on the results of operations. These amounts have been determined assuming no exercise by the underwriters of their option to purchase additional shares of Class A common stock. The unaudited Pro Forma Condensed Consolidated Balance Sheet as of June 30, 2019 and the unaudited Pro Forma Condensed Consolidated Statements of Operations for the six months ended June 30, 2019 and year ended December 31, 2018 are included elsewhere in this prospectus.

        The unaudited pro forma condensed consolidated financial statements have been prepared on the basis that we will be taxed as a corporation for U.S. federal and state income tax purposes and, accordingly, will become a taxpaying entity subject to U.S. federal and state income taxes. The following unaudited pro forma condensed consolidated financial information is qualified in its entirety by reference to, and should be read in conjunction with, our audited consolidated financial statements and related notes, and the information under "Selected Consolidated Historical Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and other financial information included in this prospectus.

        The pro forma adjustments are prepared in accordance with Article 11 of Regulation S-X and are based on currently available information and certain estimates and assumptions. Therefore, the actual adjustments may differ from the pro forma adjustments. Assumptions and estimates underlying the unaudited pro forma adjustments are described in the accompanying notes, which should be read in connection with the unaudited pro forma financial statements. The unaudited pro forma condensed consolidated financial statements are not necessarily indicative of financial results that would have been attained had the described transactions occurred on the dates indicated above or that could be achieved in the future. However, management believes that the assumptions provide a reasonable basis for presenting the significant effects of the transactions as contemplated and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed consolidated financial statements. As a public company, we will be implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. We expect to incur additional annual expenses related to these steps and, among other things, additional directors' and officers' liability insurance, director fees, reporting requirements of the SEC, transfer agent fees, hiring additional accounting, legal and administrative personnel, increased auditing, and legal fees and similar expenses. We have not included any pro forma adjustments relating to these costs.

        The unaudited pro forma condensed consolidated financial statements and related notes are included for informational purposes only and do not purport to reflect the financial position or results of operations of SDC Inc. that would have occurred had SDC Inc. been in existence or operated as a public company or otherwise during the periods presented. If this offering and other transactions contemplated herein had occurred in the past, our operating results might have been materially different from those presented in the unaudited condensed consolidated pro forma financial statements. The unaudited pro forma condensed consolidated financial statements should not be relied upon as being indicative of our financial position or results of operations had the described transactions occurred on the dates assumed. The unaudited pro forma condensed consolidated financial information also does not project our financial position or results of operations for any future period or date. Future results may vary significantly from the results reflected in the unaudited Pro Forma Condensed Consolidated Statements of Operations and should not be relied on as an indication of our results after the consummation of this offering and the other transactions contemplated by such unaudited pro forma condensed consolidated financial statements.

        As described in greater detail under "Certain Relationships and Related Party Transactions—Tax Receivable Agreement," in connection with the consummation of this offering, we and SDC Financial will enter into the Tax Receivable Agreement, pursuant to which we will agree to pay the Continuing LLC Members 85% of the cash savings, if any, in U.S. federal, state, and local income tax or franchise tax that we actually realize as a result of (a) the increases in tax basis attributable to exchanges by Continuing LLC Members and (b) tax benefits related to imputed interest deemed to be paid by us as a result of the Tax Receivable Agreement. We expect to benefit from the remaining 15% of cash savings, if any, that we realize. Due to the uncertainty in the amount and timing of future exchanges of LLC units by the Continuing LLC Members, the unaudited pro forma consolidated financial information assumes that no exchanges of LLC units have occurred and therefore no increases in tax basis in SDC Financials' assets or other tax benefits that may be realized thereunder have been assumed in the unaudited pro forma consolidated financial information. However, if all of the Continuing LLC Members were to exchange their LLC Units, we would recognize a deferred tax asset of approximately $             million and a liability of approximately $             million, assuming (i) all exchanges occurred on the same day; (ii) a price of $             per share (the midpoint of the price range listed on the cover page of this prospectus); (iii) a constant corporate tax rate of        %; (iv) we will have sufficient taxable income to fully utilize the tax benefits; and (v) no material changes in tax law. For each 5% increase (decrease) in the amount of LLC Units exchanged by the Continuing LLC Members, our deferred tax asset would increase (decrease) by approximately $             million and the related liability would increase (decrease) by approximately $             million, assuming that the price per share and corporate tax rate remain the same. For each $1.00 increase (decrease) in the assumed share price of $            per share, our deferred tax asset would increase (decrease) by approximately $             million and the related liability would increase (decrease) by approximately $             million, assuming that the number of LLC Units exchanged by the Continuing LLC Members and the corporate tax rate remain the same. These amounts are estimates and have been prepared for informational purposes only. The actual amount of deferred tax assets and related liabilities that we will recognize will differ based on, among other things, the timing of the exchanges, the price of our shares of Class A common stock at the time of the exchange, and the tax rates then in effect.

	As of June 30, 2019
	Historical	Pro Forma
(in thousands)	SDC Financial	Adjustments		SDC Inc.
	(unaudited)	(unaudited)
Balance Sheet Data:
Cash	$149,088		$(2)	$
Accounts receivable	181,806
Inventories	13,749
Prepaid and other current assets	11,554

Total current assets	356,197
Accounts receivable, non-current	93,283
Property, plant and equipment, net	86,770
Other assets	6,269		(3)

Total assets	$542,519	$		$

Accounts payable	$49,805	$		$
Accrued liabilities	63,728		(6)
Due to related parties	3,443
Deferred revenue	20,788
Current portion of long-term debt	33,488

Total current liabilities	171,252
Long term debt, net of current portion	171,478
Other long term liabilities	606

Total liabilities	334,336
Commitments and contingencies
Redeemable Series A Preferred Units	425,188
Members' deficit	(226,320)		(4)(6)
Unitholder advance	—
Warrants	315
Class A common stock	—		(2)(6)
Class B common stock	—		(5)
Additional paid-in-capital	—		(2)(6)
Non-controlling interest	—		(4)

Total members'/ stockholders' deficit	(226,005)
Total liabilities, Redeemable Series A Preferred Units and members'/stockholders' deficit	$542,519	$		$

(1)
SDC Inc. was formed on April 11, 2019 and has not commenced operations and will have no material assets or liabilities until the completion of this offering and therefore its historical financial position is not shown in a separate column in this unaudited Pro Forma Condensed Consolidated Balance Sheet.

(2)
We estimate that the net proceeds to us from this offering, after deducting underwriting discounts, commissions and estimated offering expenses will be approximately $             million, based on an assumed initial public offering price of $            per share,

  which is the midpoint of the price range listed on the cover page of this prospectus. A reconciliation of the gross proceeds from this offering to the net cash proceeds is set forth below.

Assumed initial public offering price per share	$—
Shares of Class A common stock issued in this offering	—

Gross Proceeds	$—
Less: underwriting discounts, commissions and offering expenses (less amounts deferred)(3)
Net cash proceeds	$—

Less: amounts paid to holders of IBAs
Less: amounts paid to fund tax withholding obligations related to IBAs
Less: amounts paid to redeem LLC Units of non-Series A unitholders of SDC Financial
Less: distributions to non-Series A unitholders of SDC Financial
Total	$—

(3)
We are deferring certain costs associated with this offering, including certain legal, accounting and other related expenses, which have been recorded in other assets on our consolidated balance sheet. Upon completion of this offering, these deferred costs will be charged against the proceeds from this offering with a corresponding reduction to additional paid-in capital.

(4)
As a result of the Reorganization Transactions, we will hold a significant equity interest in SDC Financial and will be the managing member of SDC Financial. Accordingly, we will operate and control all of the business and affairs of SDC Financial and, through SDC Financial and its operating subsidiaries, conduct SmileDirectClub's business. As a result, we will consolidate the financial results of SDC Financial and will report a non-controlling interest related to the LLC Interests held by the Continuing LLC Members on our consolidated balance sheet. The computation of the non-controlling interest following the consummation of this offering, based on the assumed initial public offering price, is as follows:

	Units	Percentage
Interest in SDC Financial held by SDC Inc.
Non-controlling interest in SDC Financial held by Continuing LLC Members

Total

  Following the consummation of this offering, the LLC Interests held by the Continuing LLC Members, representing the non-controlling interest, will be redeemable at the election of the members, for, at our option, shares of Class A common stock on a one-for-one basis or a cash payment equal to the average of the daily market price of one share of Class A common stock for each LLC Interest redeemed (subject to customary adjustments, including for stock splits, stock dividends and reclassifications) in accordance with the terms of the SDC Financial LLC Agreement.

(5)
In connection with this offering, we will issue        shares of Class B common stock to the Continuing LLC Members, on a one-to-one basis with the number of LLC Interests they own, for nominal consideration. Each share of Class A common stock initially entitles its holder to one vote on all matters to be voted on by stockholders generally. Each share of Class B common stock initially entitles its holder to ten votes on all matters to be voted on by stockholders generally. Holders of the Class B common stock will not be entitled to receive any distributions from or participate in any dividends declared by our board of directors.

(6)
This adjustment represents the total increase in stockholders' equity we expect to incur following the completion of this offering as a result of the following:

•
$             million of compensation expense to be recognized in connection with the partial settlement of outstanding IBAs. As described in "Organizational Structure," the holders of IBAs will receive        shares of Class A common stock and $            in cash as settlement of the vested portion of their IBAs upon consummation of the IPO. The related compensation expense has been measured at fair value as of the IBAs' modification date and approximates the IPO value. The remaining unrecognized compensation expense of $            associated with the unvested portion of the IBAs will be recognized over a period of 24-48 months following the consummation of the IPO. The adjustment was calculated assuming an initial public offering price of $            per share (the midpoint of the price range set forth on the cover page of this prospectus), resulting in the IPO price of $             million, which was divided by the total Class A common stock outstanding as of             , 2019 of, resulting in a price per unit of $      ; and

•
$       million of compensation expense to be recognized in connection with the accelerated vesting of the outstanding Incentive Units in connection with this offering. The related compensation expense has been measured at fair value as of the Incentive Units' modification date and approximates the IPO value. The adjustment was calculated assuming an initial public offering price of $      per share (the midpoint of the price range set forth on the cover page of this prospectus), resulting in the IPO price of $       million, which was divided by the total Class A common stock outstanding as of            , 2019 of, resulting in a price per unit of $      ; and

        These adjustments are non-recurring in nature and, as such, have not been included as adjustments in the unaudited Pro Forma Condensed Consolidated Statements of Operations.

	Six months ended June 30, 2019
	Historical	Pro Forma
(dollars in thousands, except share related amounts)	SDC Financial	Adjustments		SDC Inc.
	(unaudited)	(unaudited)
Statements of Operations Data:
Total revenues	$373,530	$		$
Cost of revenues	83,580

Gross profit	289,950
Marketing and selling expenses	209,146
General and administrative expenses	96,490

Loss from operations	(15,686)
Total interest expense	7,391
Loss on extinguishment of debt	29,640
Other expense	81

Net loss before provision for income tax expense	(52,798)
Provision for income tax expense	117		(2)

Net loss	$(52,915)	$		$

Net loss attributable to non-controlling interest	—		(3)

Net loss attributable to SDC Inc.	$(52,915)	$		$

Per Share Data:
Pro forma net loss per share:
Basic			(4)	$

Diluted			(4)	$

Pro forma weighted-average shares used to compute net loss per share:
Basic			(4)

Diluted			(4)

	Year ended December 31, 2018
	Historical	Pro Forma
(in thousands, except share related amounts)	SDC Financial	Adjustments		SDC Inc.
		(unaudited)
Statements of Operations Data:
Total revenues	$423,234	$		$
Cost of revenues	133,968

Gross profit	289,266
Marketing and selling expenses	213,080
General and administrative expenses	121,743

Loss from operations	(45,557)
Total interest expense	13,705
Other expense	15,148

Net loss before provision for income tax expense	(74,410)
Provision for income tax expense	361		(2)

Net loss	$(74,771)	$		$

Net income attributable to non-controlling interest	—		(3)

Net income attributable to SDC Inc.	$(74,771)	$		$

Per Share Data:
Pro forma net loss per share:
Basic			(4)	$

Diluted			(4)	$

Pro forma weighted-average shares used to compute net loss per share:
Basic			(4)

Diluted			(4)

(1)
SDC Inc. was formed on April 11, 2019 and has not commenced operations and will have no material assets or liabilities until the completion of this offering and therefore its historical financial operations are not shown in a separate column in these unaudited Pro Forma Condensed Consolidated Statements of Operations.

(2)
SDC Financial has been, and will continue to be, treated as a partnership for U.S. federal and state income tax purposes. As such, income generated by SDC Financial will flow through to its partners, including us, and is generally not subject to tax at the SDC Financial level. Following the Transactions, we will be subject to U.S. federal income taxes, in addition to state, local and foreign income taxes with respect to our allocable share of any taxable income of SDC Financial. As a result, the unaudited Pro Forma Consolidated Statements of Operations reflect adjustments to our income tax expense to reflect a statutory income tax rate of        %, and        % for the year ended December 31, 2018 and the six months ended June 30, 2019, respectively, which was calculated assuming the U.S. federal rates currently in effect and the highest statutory rates apportioned to each applicable state, local and foreign jurisdiction. Given the historical losses of SDC Financial, the deferred tax assets carry a full valuation allowance, and as such, the effective tax rate following the consummation of the IPO is expected to be 0%. We will continue to assess the realizability of the deferred tax assets each reporting period.

(3)
As a result of the Reorganization Transactions, we will hold a significant equity interest in SDC Financial and will be the managing member of SDC Financial. Accordingly, we will operate and control all of the business and affairs of SDC Financial and, through SDC Financial and its operating subsidiaries, conduct SmileDirectClub's business. As a result, we will consolidate the financial results of SDC Financial and will report net loss attributable to non-controlling interest related to the LLC Interests held by the Continuing LLC Members on our consolidated statement of operations. We will own        % of the economic interest of SDC Financial and the Continuing LLC Members will own the remaining        % of the economic interest of SDC Financial, LLC. Net loss attributable to non-controlling interests will represent        % of the income before income taxes of SDC Inc.

(4)
Pro forma basic net loss per share is computed by dividing the net income available to Class A common stockholders by the weighted-average shares of Class A common stock outstanding during the period. Pro forma diluted net income per share is computed by adjusting the net loss available to Class A common stockholders and the weighted-average shares of Class A common stock outstanding to give effect to potentially dilutive securities. Shares of our Class B common stock are not entitled to receive any distributions or dividends and are therefore not included in the computation of pro forma basic or diluted net loss per share.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes thereto included elsewhere in this prospectus. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in any forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in "Risk Factors." See "Cautionary Statement Regarding Forward-Looking Statements."

        SDC Financial is considered the predecessor of SDC Inc. for accounting purposes, and its historical consolidated financial statements will be our historical consolidated financial statements following this offering. The following discussion should be read in conjunction with the audited consolidated financial statements of SDC Financial and related notes thereto included elsewhere in this prospectus.

Overview and History

        We are the industry pioneer as the first direct-to-consumer medtech platform for transforming smiles. Through our cutting-edge teledentistry technology and vertically integrated model, we are revolutionizing the oral care industry.

        Our clear aligner treatment addresses the large and underserved global orthodontics market. Approximately 85% of people worldwide have malocclusion, with less than 1% treated annually. Our goal is to improve penetration into this untapped market by democratizing access to a more affordable, convenient, and accessible solution for a straighter smile. We believe we are the leading player in this early but massive opportunity. We believe that our aligner treatment can help over 90% of people with malocclusion, to some extent, to achieve a better smile.

        The traditional orthodontic model, which includes both metal braces and clear aligner treatment delivered through in-office doctor visits, suffers from many limitations; it is cost-prohibitive for many people, requires multiple inconvenient in-person appointments, and is not widely accessible. Specifically, traditional orthodontic solutions typically cost $5,000–$8,000 or more, require a series of time-consuming visits during limited hours, and are available in less than 40% of the counties in the U.S. alone.

        We offer professional-level service and high-quality clear aligners at a cost of $1,895, up to 60% less than traditional orthodontic solutions. We achieve this cost savings while maintaining high quality by removing the overhead cost of in-person doctor visits and managing the entire member experience, all the way from marketing to aligner manufacturing, fulfillment, and treatment monitoring by a member's doctor through completion of their treatment, which is supported by our proprietary teledentistry platform, SmileCheck. These efficiencies enable us to pass the cost savings directly to the members and allow doctors in our network to focus on what matters most: providing convenient access to excellent clinical care. To further democratize access to care, we offer our members the option of paying the entire cost of their treatment upfront or enrolling in our financing program, SmilePay, a convenient monthly payment plan. We also accept insurance and as of 2019, are in-network with United Healthcare and Aetna.

        Our primary focus is on delivering an exceptional member experience. Our average net promoter score of 57 since inception, compared to an average net promoter score of 1 for the entire dental industry (according to West Monroe Partners), and our average rating of 4.9 out of 5 from over 100,000 member reviews on our website, demonstrate that our members are highly satisfied. Our highly positive member experience is the result of our vertically integrated model, which enables us to solve critical problems around cost, convenience, and access to care.

        Since our founding in 2014, we have achieved several milestones, including the following:

# Evolution of SDC

METRICS AT A GLANCE

**700+ members**

**~5MM monthly unique visits**

**300+ SmileShops**

**~240 doctors**

**5,000+ team members**

**2014**
Launched website

**2015**
Moved HQ to Nashville, TN

**2016**
Launched first SmileShop

Opened manufacturing facility in Antioch, TN

**2017**
Opened first west coast and flagship SmileShop

Launched national television

**2018**
Launched internationally, in Canada

Raised $400mm in equity capital

**YTD 6/30/19**
Entered into partnerships with CVS, Walgreens, United Healthcare, and Aetna

Launched in Australia and U.K.

| | 2014 | 2015 | 2016 | 2017 | 2018 | YTD 6/30/19 |
|---|---|---|---|---|---|---|
| *Number of Members* | | | *22k* | *102k* | *283k* | *246k* |
| *Revenue ($mm)* | | | *$21* | *$146* | *$423* | *$374* |

Key Business Metrics

        We review the following key business metrics to evaluate our business performance:

Unique aligner order shipments

        For the years ended December 31, 2018 and 2017, we shipped 258,278 and 90,023 unique aligner orders, respectively, representing a growth of 187%. For the six months ended June 30, 2019, we shipped 231,941 unique aligner orders. Each unique aligner order shipment represents a single contracted member. We believe that our ability to increase the number of aligner orders shipped is an indicator of our market penetration, growth of our business, consumer interest, and our member conversion.

Average gross sale price

        We define average gross sale price ("ASP") as gross revenue, before implicit price concession and other variable considerations and inclusive of sales tax, from aligner orders shipped divided by the number of unique aligner orders shipped. We believe ASP is an indicator of the value we provide to our members and our ability to maintain our pricing. Our ASP for the years ended December 31, 2018 and 2017 was $1,764 and $1,729, respectively. Our ASP for the six months ended June 30, 2019 was $1,764. Our ASP is less than our standard $1,895 price as a result of discounts offered to select members.

Key Factors Affecting Our Performance

        We believe that our future performance will depend on many factors, including those described below and in the section titled "Risk Factors" included elsewhere in this prospectus.

Efficient acquisition of new members

  •
  Visits to our website:  On average, we have approximately five million unique visitors to our website each month, and we expect to continue to invest heavily in sales and marketing to spread awareness and increase the number of individuals visiting our website. We increase our marketing spend at certain periods of the year, such as January, when members typically have a higher focus on aesthetics.

  •
  Conversions from visits to aligner orders:  From our website, individuals can either sign up for a SmileShop appointment or order a doctor prescribed impression kit to evaluate and ultimately purchase our clear aligner treatment. We expect to continue to invest heavily in our proprietary technology platform, operations, and other processes to improve member conversion from website visit through SmileShop appointment booking, appointment attendance, and aligners ordered; and a similar process for our impression kits.

SmilePay

        We offer SmilePay, a convenient monthly payment plan, to maximize accessibility and provide an affordable option for all of our members. The $250 down payment for SmilePay covers our cost of manufacturing the aligners, and the interest income generated by SmilePay helps offset the negative impact of delinquencies and cancellations. A number of factors affect delinquency and cancellation rates, including member-specific circumstances, our efforts in member service and management, and the broader macroeconomic environment.

Continued investment in growth

        We intend to continue investing in our business to support future growth by focusing on strategies that best address our large market opportunity. Our key investment initiatives include increasing our marketing activities, expanding our footprint of SmileShops, enhancing our existing product platform, and introducing new products to further differentiate our offerings. Additionally, we intend to continue to develop a suite of ancillary products for our members' oral care needs, lengthening our relationship with our members and enhancing our recurring revenue base. As part of these key investment initiatives, we will also continue to explore collaborations with retailers and other third-party partnerships as a component of our expansion strategy.

International expansion

        We will continue to make significant investments to expand our presence in international markets, particularly in Europe, Asia-Pacific, and other geographies.

Pace of adoption for teledentistry

        The rate of adoption of teledentistry will impact our ability to acquire new members and grow our revenue.

Components of Operating Results

Revenues

        Our revenues are derived primarily from sales of aligners, impression kits, whitening gel, and retainers. Revenues are recorded based on the amount that is expected to be collected, which considers implicit price concessions, discounts, and returns. Revenues includes revenue recognized from orders shipped in the current period, as well as deferred revenue recognized from orders in prior periods. We offer our members the option of paying the entire $1,895 cost of their treatment upfront or enrolling in SmilePay, our convenient monthly payment plan requiring a $250 down payment and an average monthly payment of $85 for 24 months.

        Financing revenue includes interest earned on SmilePay aligner orders shipped in prior periods. Our average APR is approximately 17%, which is included in the $85 monthly payment.

Cost of revenues

        Cost of revenues includes the total cost of products produced and sold. Such costs include direct materials, direct labor, overhead costs (occupancy costs, indirect labor, and depreciation costs associated with digital photography equipment), fees retained by doctors, freight and duty expenses associated with moving materials from vendors to our facilities and from our facilities to our members, and adjustments for shrinkage (physical inventory losses), lower of cost or net realizable value, slow moving product, and excess inventory quantities.

        We manufacture all of our aligners and retainers in our manufacturing facilities. We have built extensive supply chain mechanisms that allow us to quickly and accurately create treatment plans and manufacture aligners at a lower cost than most competitors.

Marketing and selling expenses

        Our marketing expenses include costs associated with an omni-channel approach supported by media mix modeling (MMM) and multitouch attribution modeling (MTA). These costs include online sources, such as social media and paid search, and offline sources, such as television, experiential events, local events, and business-to-business partnerships. We also have comprehensive strategies across search engine optimization, customer relationship management (CRM) marketing, and earned and owned marketing. We have invested significant resources into optimizing our member conversion process.

        Our selling costs include both labor and non-labor expenses associated with our SmileShops and costs associated with our sales and scheduling teams in our customer contact center. Non-labor costs associated with our SmileShops include rent, travel, supplies, and depreciation costs associated with digital photography equipment, furniture, and computers, among other costs.

General and administrative expenses

        General and administrative expenses include payroll and benefit costs for corporate team members, equity-based compensation expenses, occupancy costs of corporate facilities, bank charges, costs associated with credit and debit card interchange fees, outside service fees, and other administrative costs, such as computer maintenance, supplies, travel, and lodging.

Interest and other expenses

        Interest expense includes interest from our financing agreements and other long-term indebtedness, including promissory notes to related parties. Other expense includes fair value adjustments on our derivative financial instruments, disposal of long-lived assets, and losses from the extinguishment of previous financing agreements.

Provision for income tax expense

        We file our income tax returns as a partnership for federal and state tax purposes. As such, we do not pay any federal income taxes, as any income or loss will be included in the tax returns of our individual members. We do pay state income tax in certain jurisdictions, and our income tax provision in the consolidated financial statements reflects the income taxes for those states. After consummation of this offering, we will become subject to U.S. federal, state, and local income taxes with respect to our allocable share of any taxable income of SDC Financial, and we will be taxed at the prevailing corporate tax rates. In addition to tax expenses, we also will incur expenses related to our operations, as well as payments under the Tax Receivable Agreement, which we expect could be significant over time. Following this offering, we will receive a portion of any distributions made by SDC Financial. Any cash received from such distributions from our subsidiaries will first be used by us to satisfy any tax liability and then to make any payments required under the Tax Receivable Agreement. See "Certain Relationships and Related Party Transactions—Tax Receivable Agreement."

Adjusted EBITDA

        To supplement our consolidated financial statements presented in accordance with GAAP, we also present Adjusted EBITDA, a financial measure which is not based on any standardized methodology prescribed by GAAP.

        We define Adjusted EBITDA as net loss before provision for income tax expense, interest expense, and depreciation and amortization, loss on disposal of property, plant and equipment, adjusted to remove derivative fair value adjustments, foreign currency adjustments and equity-based compensation. Adjusted EBITDA does not have a definition under GAAP, and our definition of Adjusted EBITDA may not be the same as, or comparable to, similarly titled measures used by other companies. We use Adjusted EBITDA when evaluating our performance when we believe that certain items are not indicative of operating performance. Adjusted EBITDA provides useful supplemental information to management regarding our operating performance and we believe it will provide the same to members/stockholders.

        We believe that Adjusted EBITDA will provide useful information to members/stockholders about our performance, financial condition, and results of operations for the following reasons: (i) Adjusted EBITDA would be among the measures used by our management team to evaluate our operating performance and make day-to-day operating decisions and (ii) Adjusted EBITDA is frequently used by securities analysts, investors, lenders, and other interested parties as a common performance measures to compare results or estimate valuations across companies in our industry. Adjusted EBITDA should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with GAAP. A reconciliation of Adjusted EBITDA to net loss, the most directly comparable GAAP financial measure, is set forth below:

Results of Operations

        The following table summarizes our historical results of operations. The period-over-period comparison of results of operations is not necessarily indicative of results for future periods, and the results for any interim period are not necessarily indicative of the operating results to be expected for the full fiscal year. You should read this discussion of our results of operations in conjunction with our consolidated financial statements and related notes thereto included elsewhere in this prospectus.

	Six months ended June 30,		Years ended December 31,
(in thousands)	2019	2018	2018	2017
	(unaudited)
Statements of Operations Data:
Total revenues	$373,530	$175,064	$423,234	$145,954
Cost of revenues	83,580	60,377	133,968	64,011

Gross profit	289,950	114,687	289,266	81,943
Marketing and selling expenses	209,146	86,457	213,080	64,243
General and administrative expenses	96,490	47,301	121,743	48,202

Loss from operations	(15,686)	(19,071)	(45,557)	(30,502)
Total interest expense	7,391	5,884	13,705	2,148
Loss on extinguishment of debt	29,640	—	—	—
Other expense	81	8,642	15,148	—

Net loss before provision for income tax expense	(52,798)	(33,597)	(74,410)	(32,650)
Provision for income tax expense	117	209	361	128

Net loss	$(52,915)	$(33,806)	$(74,771)	$(32,778)

Other Data:
Adjusted EBITDA	$2,299	$(8,464)	$(16,857)	$(21,129)

        The following table reconciles adjusted EBITDA to net loss, the most directly comparable GAAP financial measure.

	Six months ended June 30,		Years ended December 31,
(in thousands)	2019	2018	2018	2017
	(unaudited)
Net loss	$(52,915)	$(33,806)	$(74,771)	$(32,778)
Depreciation and amortization	9,723	2,735	8,861	2,513
Total interest expense	7,391	5,884	13,705	2,148
Income tax expense	117	209	361	128
Loss on disposal of property, plant and equipment			617	—
Fair value adjustment of warrant derivative	—	8,624	14,500	—
Loss on extinguishment of debt	29,640	—	—	—
Equity-based compensation	8,262	7,872	19,839	6,860
Other	81	18	31	—

Adjusted EBITDA	$2,299	$(8,464)	$(16,857)	$(21,129)

Comparison of the six months ended June 30, 2019 and 2018

Revenues

        Revenues increased $198.5 million, or 113%, to $373.5 million in the six months ended June 30, 2019 from $175.1 million in the six months ended June 30, 2018. The increase in revenues was primarily driven by growth in unique aligner orders of 112% for the six months ended June 30, 2019 compared to the same period in 2018. Growth in unique aligner orders was primarily driven by an increase in number of website visitors and conversion thereof to aligner sales, along with an increase in sales and marketing spend.

Cost of revenues

        Cost of revenues increased $23.2 million, or 38%, to $83.6 million in the six months ended June 30, 2019 from $60.4 million in the six months ended June 30, 2018. Cost of revenues decreased as a percentage of revenues from 34% in the six months ended June 30, 2018 to 22% in the six months ended June 30, 2019, primarily as a result of producing more aligners internally versus outsourcing to a contract manufacturer, as well as increased automation. As of the second quarter of 2019, we manufacture 100% of our aligners in-house. We anticipate that cost of revenues as a percentage of revenues will continue to decrease for the foreseeable future as a result of manufacturing automation.

        Gross margin increased to 78% in the six months ended June 30, 2019 from 66% in the six months ended June 30, 2018, primarily as a result of the factors described above.

Marketing and selling expenses

        Marketing and selling expenses as a percentage of revenues increased to 56% in the six months ended June 30, 2019 from 49% in the six months ended June 30, 2018, and increased to $209.1 million in the six months ended June 30, 2019 from $86.5 million in the six months ended June 30, 2018, primarily due to increased digital and media advertising and branding efforts, and by expansion of SmileShop locations to prepare for growth in the remainder of 2019 and beyond.

General and administrative expenses

        General and administrative expenses increased $49.2 million, or 104%, to $96.5 million in the six months ended June 30, 2019 from $47.3 million in the six months ended June 30, 2018, primarily as a result of $26.1 million in salaries and wages from the expansion of our team member headcount, $5.7 million of payment processing fees from revenue growth, and $4.0 million of legal fees. General and administrative expenses as a percent of revenue decreased from 27% in the six months ended June 30, 2018 to 26% in the six months ended June 30, 2019, primarily as a result of improved leveraging of our fixed costs. We expect to incur a material one-time compensation expense, in the quarter of this offering in connection with the payment of cash bonus amounts and issuance of shares of Class A common stock pursuant to the IBAs.

Interest expense

        Interest expense increased $1.5 million, or 26%, to $7.4 million in the six months ended June 30, 2019 from $5.9 million in the six months ended June 30, 2018, primarily as a result of a higher amount of indebtedness outstanding in the first half of 2019 compared to the same period in 2018. Borrowings and interest expense from our JPM Credit Facility is based on, among other things, the amount of eligible retail installment sale contracts.

Other expense

        Other expense decreased $8.6 million to $0.1 million in the six months ended June 30, 2019 from $8.6 million in the six months ended June 30, 2018, primarily as a result of the fair value adjustment from the TCW Warrants (as defined herein) in 2018, which converted to additional obligations from the TCW Credit Facility (as defined herein) in December 2018.

        The loss on extinguishment of debt is due to the repayment of the TCW Credit Facility in June 2019. In connection with the repayment, we paid $11.9 million, related to the make-whole provision, and wrote-off $2.6 million and $15.1 million of deferred financing and debt issuance costs, respectively.

Provision for income tax expense

        Our provision for income tax expense was $0.1 million and $0.2 million for the six months ended June 30, 2019 and 2018.

Comparison of the years ended December 31, 2018 and 2017

Revenues

        Revenues increased $277.3 million, or 190%, to $423.2 million in 2018 from $146.0 million in 2017. The increase in revenues was primarily driven by growth in unique aligner orders of 187% over the same period. Growth in unique aligner orders was primarily driven by an increase in conversion from website visitors to aligner sales in 2018, along with an increase in sales and marketing spend of $148.8 million from 2017 to 2018.

Cost of revenues

        Cost of revenues increased $70.0 million, or 109%, to $134.0 million in 2018 from $64.0 million in 2017. Cost of revenues decreased as a percentage of revenues from 44% in 2017 to 32% in 2018 primarily as a result of producing more aligners internally versus outsourcing to a contract manufacturer. We anticipate that cost of revenues as a percentage of revenues will continue to slightly decrease for the foreseeable future as a result of manufacturing automation.

        Gross margin increased to 68% in 2018 from 56% in 2017, primarily as a result of the factors described above.

Marketing and selling expenses

        Marketing and selling expenses as a percentage of revenues increased to 50% in 2018 from 44% in 2017, and increased to $213.1 million in 2018 from $64.2 million in 2017, primarily due to increased digital and media advertising and branding efforts, and by expansion of SmileShop locations to prepare for growth in 2019 and beyond.

General and administrative expenses

        General and administrative expenses increased $73.5 million, or 153%, to $121.7 million in 2018 from $48.2 million in 2017, primarily as a result of $29.7 million in salaries and wages from the expansion of our team member headcount, $13.0 million in equity-based compensation expenses, and $10.2 million legal expenses. General and administrative expenses as a percent of revenue decreased from 33% in 2017 to 29% in 2018, due to improved leveraging of our fixed costs.

Interest expense

        Interest expense increased $11.6 million, or 538%, to $13.7 million in 2018 from $2.1 million in 2017, primarily as a result of our entry into the TCW Credit Facility in February 2018 and borrowings thereunder.

Other expense

        Other expense increased $15.1 million to $15.1 million in 2018 from $0.0 million in 2017, primarily as a result of the increase in the fair value of the TCW Warrants.

Provision for income tax expense

        Our provision for income tax expense was $0.4 million and $0.1 million for the years ended December 31, 2018 and 2017, primarily related to state income tax in certain jurisdictions.

Quarterly results of operations

        The table below summarizes our unaudited quarterly results of operations for the past ten quarters. This information has not been subject to a review pursuant to AU 722, Interim Financial Review.

	Three-Months ended
(in thousands)	Mar 31, 2017	June 30, 2017	Sept 30, 2017	Dec 31, 2017	Mar 31, 2018	June 30, 2018	Sept 30, 2018	Dec 31, 2018	Mar 31, 2019	June 30, 2019
	(unaudited)
Total revenues	$17,084	$20,825	$54,324	$53,721	$68,415	$106,649	$119,666	$128,504	$177,736	$195,794
Total cost of revenues	7,349	11,927	21,968	22,767	27,574	32,803	35,935	37,656	48,915	34,664

Gross profit	9,735	8,898	32,356	30,954	40,841	73,846	83,731	90,848	128,821	161,130
Marketing and selling expenses	8,545	14,940	18,497	22,261	38,477	47,980	57,210	69,413	95,733	113,413
General and administrative expenses	7,559	11,102	12,292	17,249	19,791	27,510	30,249	44,193	49,459	47,032

Income (loss) from operations	(6,369)	(17,144)	1,567	(8,556)	(17,427)	(1,644)	(3,728)	(22,758)	(16,371)	685
Total interest expense	309	453	577	809	2,336	3,548	4,645	3,176	3,971	3,420
Loss on extinguishment of debt	—	—	—	—	—	—	—	—	—	29,640
Other expense (income)	—	—	—	—	—	8,642	6,493	13	118	(37)

Net income (loss) before provision for income tax expense	(6,678)	(17,597)	990	(9,365)	(19,763)	(13,834)	(14,866)	(25,947)	(20,460)	(32,338)
Provision for income tax expense	21	35	41	31	68	141	85	67	20	97

Net income (loss)	$(6,699)	$(17,632)	$949	$(9,396)	$(19,831)	$(13,975)	$(14,951)	$(26,014)	$(20,480)	$(32,435)

Other Data:
Adjusted EBITDA	$(5,871)	$(13,816)	$4,113	$(5,555)	$(12,895)	$4,431	$4,258	$(12,651)	$(3,889)	$6,188

        The following table reconciles adjusted EBITDA to net loss, the most directly comparable GAAP financial measure.

(in thousands)	Mar 31, 2017	June 30, 2017	Sept 30, 2017	Dec 31, 2017	Mar 31, 2018	June 30, 2018	Sept 30, 2018	Dec 31, 2018	Mar 31, 2019	June 30, 2019
	(unaudited)
Net loss	$(6,699)	$(17,632)	$949	$(9,396)	$(19,831)	$(13,975)	$(14,951)	$(26,014)	$(20,480)	$(32,435)
Depreciation and amortization	498	544	699	772	1,277	1,458	2,232	3,894	4,655	5,068
Total interest expense	309	453	577	809	2,336	3,548	4,645	3,176	3,971	3,420
Income tax expense	21	35	41	31	68	141	85	67	20	97
Loss on disposal of property, plant and equipment	—	—	—	—	—	—	617		—	—
Fair value adjustment of warrant derivative	—	—	—	—	—	8,624	5,876		—	—
Loss on extinguishment of debt	—	—	—	—	—	—	—	—	—	29,640
Equity-based compensation	—	2,784	1,847	2,229	3,255	4,617	5,754	6,213	7,827	435
Other	—	—	—	—	—	18	—	13	118	(37)

Adjusted EBITDA	$(5,871)	$(13,816)	$4,113	$(5,555)	$(12,895)	$4,431	$4,258	$(12,651)	$(3,889)	$6,188

Liquidity and Capital Resources

        We have incurred losses since our inception in 2014. As of June 30, 2019, we had an accumulated members' deficit of $226.0 million and had working capital of $184.9 million. Our operations have been financed primarily through net proceeds from the sale of our equity securities and borrowings under our debt instruments.

        Our short-term liquidity needs primarily include working capital, international expansion, innovation, research and development, and debt service requirements. We believe that our current liquidity, along with the proceeds of this offering, will be sufficient to meet our projected operating, investing, and debt service requirements for at least the next 12 months. Our future capital requirements may vary materially from those currently planned and will depend on many factors, including our levels of revenue, the expansion of sales and marketing activities, market acceptance of our clear aligners, the results of research and development and other business initiatives, the timing of new product introductions, and overall economic conditions. To the extent that current and anticipated future sources of liquidity are insufficient to fund our future business activities and requirements, we may be required to seek additional equity or debt financing. The sale of additional equity would result in additional dilution to our stockholders. The incurrence of additional debt financing would result in debt service obligations, and any future instruments governing such debt could provide for operating and financing covenants that would restrict our operations.

        SDC Inc. is a holding company with no operations of our own and, as such, we will depend on our subsidiaries for cash to fund all of our operations and expenses. We will depend on the payment of distributions by our subsidiaries, and such distributions may be restricted as a result of regulatory restrictions, state and international laws regarding distributions, or contractual agreements, including agreements governing indebtedness. For a discussion of those restrictions, see "Risk Factors—Risks Related to Our Organization and Structure—We will be a holding company. Our sole material asset after completion of this offering will be our equity interest in SDC Financial, and as such, we will depend on our subsidiaries for cash to fund all of our expenses, including taxes and payments under the Tax Receivable Agreement." We currently anticipate that such restrictions will not impact our ability to meet our cash obligations.

Cash flows

        The following table sets forth a summary of our cash flows for the periods indicated.

	Six months ended June 30,		Years ended December 31,
(in thousands)	2019	2018	2018	2017
	(unaudited)
Net cash used in operating activities	$(97,892)	$(47,495)	$(114,786)	$(30,268)
Net cash used in investing activities	(38,148)	(5,942)	(41,841)	(10,027)
Net cash (used in) provided by financing activities	(28,801)	59,449	466,485	37,965

Increase (decrease) in cash	(164,841)	6,012	309,858	(2,330)
Cash at beginning of period	313,929	4,071	4,071	6,401

Cash at end of period	$149,088	$10,083	$313,929	$4,071

Comparison of the six months ended June 30, 2019 and 2018

        As of June 30, 2019, we had $149.1 million in cash, an increase of $139.0 million compared to $10.1 million as of June 30, 2018.

        Cash used in operating activities increased to $97.9 million during the six months ended June 30, 2019 compared to $47.5 million in the six months ended June 30, 2018, or an increase of $50.4 million, primarily resulting from an increase in accounts receivable associated with our SmilePay offering. We expect to incur a material one-time cash compensation expense in the quarter of this offering in connection with the payment of cash bonus amounts pursuant to the IBAs.

        Cash used in investing activities increased to $38.1 million during the six months ended June 30, 2019, compared to $5.9 million in the six months ended June 30, 2018, primarily resulting from an increase in the number of SmileShop locations, along with an increase in purchases of manufacturing automation equipment and computer and software equipment.

        Cash (used in) provided by financing activities decreased to $(28.8) million during the six months ended June 30, 2019, compared to $59.4 million in the six months ended June 30, 2018, primarily resulting from our refinancing of the TCW Credit Facility.

Comparison of the years ended December 31, 2019 and 2018

        As of December 31, 2018, we had $313.9 million in cash, an increase of $309.8 million compared to $4.1 million as of December 31, 2017.

        Cash used in operating activities increased to $114.8 million during 2018, compared to $30.3 million in 2017, an increase of $84.5 million, primarily resulting from an increase in accounts receivable associated with our SmilePay offering.

        Cash used in investing activities increased to $41.8 million during 2018, compared to $10.0 million in 2017, primarily resulting from an increase in the number of SmileShop locations from 41 to 188, along with an increase in purchases of manufacturing automation equipment and computer and software equipment.

        Cash provided by financing activities increased to $466.5 million during 2018, compared to $38.0 million in 2017, primarily resulting from the proceeds of $400.2 million we received from our 2018 Private Placement and an increase in our long-term borrowings to $117.4 million in 2018 compared to $36.0 million in 2017. This was offset by the repayment of Align Loan (as defined herein) of $30.0 million in February 2018.

2018 Private Placement

        In the second half of 2018, SDC Financial consummated a private placement of approximately $400 million of Series A Preferred Units (the "2018 Private Placement"). Pursuant to the terms of the purchase agreement governing the 2018 Private Placement, a portion of the proceeds from the 2018 Private Placement was to be used to make distributions to, or redeem Pre-IPO Units from, the Pre-IPO Investors (other than the holders of Series A Preferred Units), in an amount of up to $200 million less any amounts ultimately used to redeem Align, a then-current member of SDC Financial, in connection with a then-existing arbitration proceeding, as further described in "Our Business—Legal Proceedings." We are paying Align $54 million of that amount, pursuant to a promissory note payable over 24 months through March 2021, in full redemption of Align's Pre-IPO Units pursuant to the arbitration decision in that matter, and the remaining $146 million has not been distributed to the Pre-IPO Investors to date. Align has since filed a subsequent arbitration proceeding disputing the $54 million redemption price and seeking an additional $43 million. Upon the conclusion of the current arbitration proceeding, we expect SDC Financial to pay to the Pre-IPO Investors (other than the holders of Series A Preferred Units of SDC Financial) a distribution equal to $43 million less any amount determined to be due and payable to Align in connection with the current arbitration proceeding, and in connection with this offering, we intend to use the remaining approximately $103 million to purchase LLC Units from the Pre-IPO Investors (other than the holders of Series A Preferred Units) as further described in "Use of Proceeds."

Tax Receivable Agreement

        Our purchase of LLC Units from SDC Financial, coupled with SDC Financial's purchase and cancellation of LLC Units from the Pre-IPO Investors in connection with this offering, as described under "Use of Proceeds," and any future exchanges of LLC Units for our Class A common stock or cash are expected to result in increases in our allocable tax basis in the assets of SDC Financial that otherwise would not have been available to us. These increases in tax basis are expected to provide us with certain tax benefits that can reduce the amount of cash tax that we otherwise would be required to pay in the future. We and SDC Financial will enter into the Tax Receivable Agreement with the Continuing LLC Members, pursuant to which we will agree to pay the Continuing LLC Members 85% of the cash savings, if any, in U.S. federal, state, and local income tax or franchise tax that we actually realize as a result of (a) the increases in tax basis attributable to exchanges by Continuing LLC Members and (b) tax benefits related to imputed interest deemed to be paid by us as a result of the Tax Receivable Agreement. See "Certain Relationships and Related Party Transactions—Tax Receivable Agreement."

        The amounts to be recorded for both the deferred tax assets and the liability for our obligations under the Tax Receivable Agreement will be estimated at the time of an exchange of LLC Units. All of the effects of changes in any of our estimates after the date of the exchange will be included in net income. Similarly, the effect of subsequent changes in the enacted tax rates will be included in net income. See "Certain Relationships and Related Person Transactions—Tax Receivable Agreement."

        Because SDC Inc. will be the managing member of SDC Financial, which is the managing member of SDC LLC, which is the managing member of SDC Holding, we will have the ability to determine when distributions (other than tax distributions) will be made by SDC Holding to SDC LLC and by SDC LLC to SDC Financial and the amount of any such distributions, subject to limitations imposed by applicable law and contractual restrictions (including pursuant to our debt instruments). Any such distributions will then be distributed to all holders of LLC Units, including us, pro rata based on holdings of LLC Units. The cash received from such distributions will first be used by us to satisfy any tax liability and then to make any payments required under the Tax Receivable Agreement. We expect that such distributions will be sufficient to fund both our tax liability and the required payments under the Tax Receivable Agreement.

Indebtedness

Align Loan and Security Agreement

        In 2016, we entered into a Loan and Security Agreement and related ancillary agreements (collectively, the "Align Loan") with Align Technology, Inc. ("Align"). The Align Loan was amended in 2017. The Align Loan provided a line of credit for us to borrow up to 80% of eligible receivables up to a maximum amount of $30 million at an interest rate of 7% per annum. The entire outstanding balance of $30.0 million was repaid with proceeds from the TCW Credit Facility, and the Align Loan terminated, in February 2018.

TCW financing agreement, warrants, and warrant repurchase obligations

        We were party to a financing agreement with TCW Direct Lending (as amended, the "TCW Credit Facility"), which provided for a term loan of $55.0 million (the "Term Loan") and the potential to draw up to an additional $70.0 million (the "Delayed Draw Facility"). The Term Loan and the Delayed Draw Facility matured February 2023 and bore interest at an annual rate of LIBOR or a reference rate, as defined in the agreement, plus an applicable margin based on our leverage (8% margin on LIBOR for the year ending December 31, 2018). The TCW Credit Facility also included make-whole provisions in case of termination of the facility. The TCW Credit Facility was secured by a first mortgage and lien on our real property and related personal and intellectual property. As of December 31, 2018, we had $55.0 million outstanding under the Term Loan and $65.5 million outstanding under the Delayed Draw Facility. In June 2019, we repaid in full all amounts outstanding under the Term Loan and Delayed Draw Facility, including an approximately $11.9 million make whole payment.

        We had issued two classes of warrants, Class W-1 and Class W-2 warrants (collectively, the "TCW Warrants"), in connection with the TCW Credit Facility to the lenders thereunder. In June 2019, we repurchased the warrants for approximately $32.6 million, including $0.7 million of accrued interest, pursuant to a repurchase obligation undertaken in connection with a December 2018 amendment to the TCW Credit Facility.

Revolving credit facility

        In June 2019, we and SDC U.S. SmilePay SPV (the "SPV"), our wholly owned special purpose subsidiary, entered into a loan and security agreement with JPMorgan Chase Bank, N.A., as the administrative agent, the collateral agent and a lender (the "Revolving Credit Facility"), providing a secured revolving credit facility to the SPV in an initial aggregate maximum principal amount of $500 million with the potential to increase the aggregate principal amount that may be borrowed up to an additional $250 million with the consent of the lenders participating in such increase. Availability under the Revolving Credit Facility is based on, among other things, the amount of eligible retail installment sale contracts owned by the SPV.

        The Revolving Credit Facility provides for interest on the outstanding principal balance of a spread above prevailing commercial paper rates or, to the extent the advance is not funded by a conduit lender through the issuance of commercial paper, LIBOR. The Revolving Credit Facility also provides for an unused fee based on the unused portion of the total aggregate commitment. There is no amortization schedule; however, the debt is reduced monthly as available collections on the related financed receivables are applied to outstanding principal. Upon expiration of the Revolving Credit Facility on December 14, 2020 (unless earlier terminated or extended in accordance with its terms), any outstanding principal will continue to be reduced monthly through available collections. As of June 30, 2019, we had $151.3 million of outstanding borrowings under the Revolving Credit Facility at an interest rate of 5.6%.

        The proceeds of the Revolving Credit Facility were used to repay all outstanding amounts under the TCW Credit Facility, including repurchasing the TCW Warrants, for working capital and other corporate purposes. We are required to maintain on a consolidated basis specified minimum tangible net worth and liquidity and are also subject to a maximum leverage ratio. The Revolving Credit Facility is secured by, among other assets, a first priority security interest in certain receivables conveyed by us to the SPV and certain of our intellectual property.

Promissory notes

        Promissory notes to majority member and related parties:  We were the obligor under three promissory notes payable to David Katzman and certain affiliated trusts. As of December 31, 2018, the balance of these notes was $11.7 million. Interest on these notes accrued at a rate of 10% per annum. These notes were repaid in full in the first quarter of 2019.

        Promissory notes on unitholder redemption:  We have two outstanding promissory notes to unitholders due to repurchases of membership units. The notes are payable over 24 to 36 monthly payments plus interest at 1.7% to 3% annually. As of December 31, 2018 and 2017, the outstanding balances on these notes payable were $6.2 million and $9.0 million, respectively. As of June 30, 2019, the outstanding balance on these notes payable was $4.0 million.

Contractual obligations

        Our principal commitments consisted of obligations under our outstanding term loans and operating leases for equipment and office facilities. The following table summarizes our commitments to settle contractual obligations in cash as of the dates presented.

June 30, 2019	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
	(in thousands)
Long-term debt	$202,711	$30,828	$171,883	$—	$—
Operating lease commitments	44,787	12,063	19,253	9,430	4,041
Capital lease commitments	9,440	3,348	6,092	—	—

Total contractual obligations	$256,938	$46,239	$197,228	$9,430	$4,041

        The payments that we may be required to make under the Tax Receivable Agreement to the Continuing LLC Members may be significant and are not reflected in the contractual obligations tables set forth above as they are dependent upon future taxable income. See "Certain Relationships and Related Party Transactions—Tax Receivable Agreement."

Off-Balance Sheet Arrangements

        We did not have any off-balance sheet arrangements during the periods presented.

Critical Accounting Policies and Estimates

        The discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which we have prepared in accordance with GAAP. The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that impact the reported amounts. On an ongoing basis, we evaluate our estimates, including those related to revenue recognition and equity-based compensation, among others. Each of these estimates varies in regard to the level of judgment involved and its potential impact on our financial results. Estimates are considered critical either when a different estimate could have reasonably been used, or where changes in the estimate are reasonably likely to occur from period to period, and such use or change would materially impact our financial condition, results of operations, or cash flows. Actual results could differ from those estimates. While our significant accounting policies are more fully described in Note 1 to our consolidated financial statements included elsewhere in this prospectus, we believe that the following accounting policies and estimates are most critical to a full understanding and evaluation of our reported financial results.

Revenue recognition

        As discussed in Note 1 to our consolidated financial statements included elsewhere in this prospectus, we adopted Accounting Standards Codification ("ASC") 606, Revenue from Contracts with Customers, as of January 1, 2017 using the full retrospective method. For the year ended December 31, 2016, the effect of the changes in revenue recognition under ASC 606 was immaterial from the amount that was reported under the previous guidance.

        Our revenue is generated through sales of aligners, retainers, and other products. Our aligner sales commitment contains multiple promises which may include (i) initial aligners, (ii) mid-course corrections, and (iii) refinement aligners. Our members are eligible for modified or refinement aligners at any point during their treatment plan or immediately following their original treatment plan (which is typically between five and ten months), in each case, upon the direction of, and pursuant to a prescription from, the treating dentist or orthodontist. Under ASC 606, we evaluate whether the initial aligners, mid-course corrections, and refinement aligners represent separate or combined performance obligations. We have determined that these promises, within the aligner sales commitment, represent separate performance obligations.

        The terms of the aligner and retainer sales include member rights to cancel the orders and return unopened aligner, impression kit, or retainer boxes for a refund of any consideration paid related to the returned products. The rights of return create variability in the amount of transaction consideration, and in turn, revenue we can recognize for fulfilling related performance obligations. We recognize revenue based on the amount of consideration to which we expect to be entitled, which excludes consideration received for products expected to be returned. Accordingly, we are required to make estimates of expected returns and related refund liabilities. We estimate expected returns based upon our assessment of historical and expected cancellations.

        We offer our members the option of paying for the entire cost of their aligners upfront or enrolling in SmilePay, a convenient monthly payment plan that requires a $250 down payment, with the remaining consideration due over a period up to 24 months. Approximately 65% of our members elect to purchase our aligners using SmilePay. The amount of contract consideration we estimate to be collectible from our SmilePay members results in an implicit price concession. We estimate the amount of implicit price concession based upon our assessment of historical write-offs and expected net collections, business and economic conditions, and other collection indicators. We believe our analysis provides reasonable estimates of our revenues and valuations of our accounts receivable.

        Revenue is recognized for mid-course corrections and refinement aligners when the promised goods are transferred to the member. Mid-course corrections and refinement aligners represent a promise to transfer goods to members, and not all members order mid-course corrections or refinement aligners. We make our best estimate of mid-course correction and refinement aligner member usage rates, which we use to determine the amount of revenue to allocate to those performance obligations at inception of our aligner sales commitment. Our process for estimating usage rates requires significant judgment and evaluation of inputs, including historical data and forecasted usages. Any material changes to usage rates could impact the timing of revenue recognition, which may have a material effect on our financial position and result of operations.

        Amounts received prior to satisfying the above revenue recognition criteria are recorded as a contract liability in our historical consolidated balance sheets.

Equity-based compensation

        Prior to this offering, we issued equity-based compensation awards to team members and non-team members through the granting of incentive units. We have periodically granted incentive units to team members and non-team members, which generally vest over a four- or five-year period. The incentive units represent a separate substantive class of equity with defined rights within our Operating Agreement. The incentive units represent profit interests in the increase in our value over a participation threshold, as determined at the time of grant. The holder, therefore, has the right to participate in distributions of profits only in excess of such participation threshold. The participation threshold is based on the valuation of the incentive unit on or around the grant date.

        We account for equity-based compensation for team members in accordance with ASC 718, Compensation–Stock Compensation. In accordance with ASC 718, compensation cost is measured at estimated fair value on grant date and is included as compensation expense over the vesting period during which a team member provides service in exchange for the award.

        We account for equity-based compensation for non-team members in accordance with ASC 505, Equity–Based Payments to Non-Employees, which requires that non-team member compensation cost is measured at estimated fair value on the vesting date and is included as compensation expense over the vesting period during which a non-team member provides service in exchange for the award.

        We used the Black-Scholes Option Pricing Method to allocate the total equity fair value among the various classes of equity including the incentive units. The Black-Scholes Option Pricing Method treats common units and preferred units as call options on the enterprise's value, with exercise prices based on the liquidation preference of the preferred units. Under this method, the common units have value only if the funds available for distribution to unitholders exceed the value of the liquidation preference at the time of a liquidity event (for example, merger or sale), assuming the enterprise has funds available to make a liquidation preference meaningful and collectible by the unitholders. The Black-Scholes Option Pricing Method includes various assumptions, including the expected life of incentive units, the expected volatility, and the expected risk-free interest rate. These assumptions reflect our best estimates, but they involve inherent uncertainties based on market conditions generally outside our control. As a result, if other assumptions had been used, unit-based compensation cost could have been materially impacted. Furthermore, if we use different assumptions for future grants, unit-based compensation cost could be materially impacted in future periods.

        As there has been no public market for our common units to date, the estimated total equity fair value has been determined by our board of directors as of the date of each incentive unit grant, with input from management, considering our most recently available third-party valuations of the enterprise value. Valuations are updated when facts and circumstances indicate that the most recent valuation is no longer valid, such as changes in the stage of our development efforts, various exit strategies and their timing, and other scientific developments that could be related to our valuation, or, at a minimum, annually. Third-party valuations were performed in accordance with the guidance outlined in the American Institute of

Certified Public Accountants' Accounting and Valuation Guide, Valuation of Privately Held Company Equity Securities Issued as Compensation.

Recent Accounting Pronouncements

        For a discussion of new accounting pronouncements recently adopted and not yet adopted, see Note 2 to our consolidated financial statements included elsewhere in this prospectus.

Quantitative and Qualitative Disclosures on Market Risks

Interest rate risk

        Our cash consists primarily of an interest-bearing account at a large U.S. bank with limited interest rate risk. We intend to maintain our portfolio of cash equivalents in a variety of investment-grade securities, which may include commercial paper, money market funds, and government and non-government debt securities. Because of the short-term maturities of our cash and cash equivalents and marketable securities, we do not believe that an increase in market rates would have any significant negative impact on the realized value of our investments. At December 31, 2018, we held no investments in marketable securities.

        As of December 31, 2018, we had $55.0 million outstanding under the Term Loan, $65.5 million outstanding under the Delayed Draw Facility, and $31.9 million outstanding under the TCW Warrant repurchase obligation. Each bore interest at an annual rate of LIBOR or a reference rate, as defined in the agreement, plus an applicable margin that is based on our leverage (8% on LIBOR margin for the year ending December 31, 2018). In June 2019, the Term Loan and Delayed Draw Facility were repaid in full and the TCW Warrants were repurchased.

        In June 2019, we entered into a new facility with J.P. Morgan Chase Bank, N.A., as the administrative agent, providing a secured revolving credit facility in an initial aggregate maximum principal amount of $500 million with the potential to borrow up to an additional $250 million. The Revolving Credit Facility provides for interest on the outstanding principal balance of a spread above prevailing commercial paper rates or, to the extent the advance is not funded by a conduit lender through the issuance of commercial paper, LIBOR. As of June 30, 2019, we had $151.3 million of outstanding borrowings under the Revolving Credit Facility at an interest rate of 5.6%.

Foreign currency exchange risk

        Historically we have operated primarily in the U.S. and substantially all of our revenue, cost, expense and capital purchasing activities for the year ended December 31, 2018 were transacted in United States dollars. As we are expanding our sales and operations internationally, we are more exposed to changes in foreign exchange rates. Our international revenue is currently predominantly from Canada and is denominated in primarily in Canadian dollars, with a limited portion from Australia and the U.K. and denominated in Australian dollars and pound sterling. In the future, as we expand into additional international jurisdictions, we expect that our international sales will be primarily denominated in foreign currencies and that any unfavorable movement in the exchange rate between U.S. dollars and the currencies in which we conduct foreign sales could have an adverse impact on our revenue. To minimize this risk, our expenses, other than manufacturing, are incurred in local currency to effectively create a natural hedge against currency risk.

        A portion of our operating expenses are incurred outside the United States and are denominated in foreign currencies, which are also subject to fluctuations due to changes in foreign currency exchange rates. In particular, in our Costa Rican operations, we pay payroll and other expenses in Costa Rican colones. In addition, our suppliers incur many costs, including labor costs, in other currencies. To the extent that exchange rates move unfavorably for our suppliers, they may seek to pass these additional costs on to us, which could have a material impact on our gross margins. Our operating results and cash flows are, therefore, subject to fluctuations due to changes in foreign currency exchange rates. However, we believe that the exposure to foreign currency fluctuation from operating expenses is relatively small at this time as the related costs do not constitute a significant portion of our total expenses.

        Our exposures to foreign currency risks may change as we grow our international operations over time and could have a material adverse impact on our financial results. We may in the future hedge our foreign currency exposure and may use currency forward contracts, currency options, and/or other common derivative financial instruments to reduce foreign currency risk. It is difficult to predict the effect any future hedging activities would have on our operating results.

Inflation risk

        Inflationary factors, such as increases in our cost of revenues, advertising costs and other selling and operating expenses, may adversely affect our operating results. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain and increase our gross margin or to maintain current levels of selling, general, administrative and other operating expenses as a percentage of revenues if the selling price products do not increase with these increased costs.

Credit risk

        We are exposed to credit risk through our SmilePay financing option. Approximately 65% of our members choose to finance their treatment through SmilePay. For the year ended December 31, 2018, SmilePay amounted to approximately $174.2 million in net receivables and an associated delinquency rate of approximately 10% of revenue. For the six months ended June 30, 2019, SmilePay amounted to approximately $275.1 million in net receivables and an associated delinquency rate of approximately 9% of revenue. We may experience an increase in payment defaults and uncollectible accounts, and may be required to revise our collection estimates, which would adversely affect our revenue and net income.

A LETTER FROM OUR CEO

        The idea for SmileDirectClub was born 5 years ago by our founders Jordan and Alex, and our mission has been clear. . . Bring new smiles to the world through accessibility, convenience and affordability! In just a few short years we have successfully served over 700,000 members and are in the early innings of rapidly scaling the SDC platform to serve our global demand. Being committed to the customer experience and laser focused on achieving our goals through our "7 truths to Grin By" will continue to drive our culture. Stay Curious, Better is Better, Think Like a Customer, Data Discussion Deliver, Inspired by Why, Dependability Increases our Capability, and Win as a Team. These core values drive us every day to continue to advance our mission and help our members. We are a competitive group of 5,000+ strong and there isn't any other Team I would rather be in the fox hole with than the entire Team at SDC. Together we will continue working toward our goal of bringing access to a new smile to anyone on the planet who wants it.

        We are now entering a phase of becoming a public company to help drive new investments and innovations so that we can continue to be better every day. This is a very exciting time in our young company's history and a key milestone that will help keep the rocket ship soaring.

        I can't wait to get up every day to work side by side with our Team Members, and now our public investors, to capture the enormous opportunity that awaits us.

David Katzman, CEO

 OUR BUSINESS

Our Company

        SmileDirectClub was founded on one simple belief: everyone deserves a smile they love.

        We are the industry pioneer as the first direct-to-consumer medtech platform for transforming smiles. Through our cutting-edge teledentistry technology and vertically integrated model, we are revolutionizing the oral care industry.

        Our clear aligner treatment addresses the large and underserved global orthodontics market. An estimated 85% of people worldwide suffer from malocclusion, yet less than 1% receive treatment annually. Our goal is to improve penetration into this untapped market by democratizing access to a more affordable, convenient, and accessible solution for a straighter smile. We believe we are the leading player in this early but massive opportunity. We believe that our aligner treatment can help over 90% of people with malocclusion, to some extent, to achieve a better smile.

        The traditional orthodontic model, which includes both metal braces and clear aligner treatment administered through in-office doctor visits, suffers from many limitations; it is cost-prohibitive for many people, requires multiple inconvenient in-person appointments, and is not widely accessible. Specifically, traditional orthodontic solutions typically cost $5,000–$8,000 or more, require a series of time-consuming visits during limited hours, and are available in less than 40% of the counties in the U.S. alone.

        We have disrupted the traditional orthodontic model by offering the following benefits:

        Our vertically integrated model enables us to solve critical problems around cost, convenience, and access to care. We offer professional-level service and high-quality clear aligners at a cost of $1,895, up to 60% less than traditional orthodontic solutions. We achieve this cost savings while maintaining high quality by removing the overhead cost of in-person doctor visits and managing the entire member experience, all the way from marketing to aligner manufacturing, fulfillment, treatment by a member's doctor, and monitoring through completion of their treatment, which is enabled by our proprietary teledentistry platform, SmileCheck. These efficiencies enable us to pass the cost savings directly to our members and allow doctors to focus on what matters most: providing convenient access to excellent clinical care. To further democratize access to care, we offer our members the option of paying the entire cost of their treatment upfront or enrolling in our financing program, SmilePay, a convenient monthly payment plan. We also accept insurance and as of 2019, are in-network with United Healthcare and Aetna.

        Our member journey starts with two convenient options: a member books an appointment to take a free, in-person 3D oral image at any of our over 300 SmileShops across the U.S., Puerto Rico, Canada, Australia, and the U.K., or orders an easy-to-use doctor prescribed impression kit online, which we mail directly to their door. Using the image or impression, we create a draft custom treatment plan that demonstrates how the member's teeth will move during treatment. Next, via SmileCheck, a state licensed doctor within our network reviews and approves the member's clinical information and treatment plan. If the member is a good candidate for clear aligners, the treating doctor then prescribes custom-made clear aligners, the member has the opportunity to review a 3D rendering of how their teeth will move over time and, if the member decides to purchase, we then manufacture and ship the aligners directly to the member. SmileCheck is also used by the treating doctor to monitor the member's progress and enables seamless communication with the member over the course of treatment. Upon completion of treatment, a majority of our members purchase retainers every six months to prevent their teeth from relapsing to their original position. We also offer a growing suite of ancillary oral care products, such as whitening kits, to maintain a perfect smile.

        Our primary focus is on delivering an exceptional customer ("member") experience. Our average net promoter score of 57 since inception, compared to an average net promoter score of 1 for the entire dental industry (according to West Monroe Partners), and our average rating of 4.9 out of 5 from over 100,000 member reviews on our website, demonstrate that our members are highly satisfied. As a testament to our confidence in the quality and efficacy of our product, we offer a Smile Guarantee, which provides members a refund or additional treatment, at no extra cost, if they are not entirely satisfied.

        Since our founding in 2014, we have helped over 700,000 members across all 50 U.S. states, Puerto Rico, Canada, Australia, and the U.K., and have opened over 300 SmileShops, including in partnership with CVS and Walgreens. Our rapid growth validates our value proposition and compelling business model. Our total revenues increased 190%, to $423.2 million in 2018 from $146.0 million in 2017. Our total revenues for the six months ended June 30, 2019 were $373.5 million, an increase of 113% over the same time period in 2018. We generated net losses of $(74.8) million and $(32.8) million and Adjusted EBITDA of $(16.9) million and $(21.1) million in 2018 and 2017, respectively, and net losses of $(52.9) million and Adjusted EBITDA of $2.3 million for the six months ended June 30, 2019.

Our Market Opportunity

        The global orthodontics market is large and underserved. Approximately 85% of people worldwide have malocclusion, with less than one percent treated annually. We believe that our aligner treatment can help over 90% of people with malocclusion, to some extent, to achieve a better smile.

        The market is expanding as we make clear aligners more accessible to consumers. Our total market is greater than 120 million people in the U.S. and approximately 500 million people globally, according to a Frost & Sullivan study. This study estimates the market by analyzing country-specific data related to malocclusion prevalence and age and income demographics. For age demographics, the study considers people between 12 and 64 years of age. For income demographics, the study considers the number of people who can afford a monthly payment plan for clear aligners, as measured by country-specific income levels and estimated discretionary spend levels.

        We believe over 90% of this market is addressable today and we are in the very early stages of penetrating this opportunity. Furthermore, to address our global opportunity, we launched in Canada in November 2018 and have helped over 15,000 members there to date. In the second quarter of 2019, we launched in Australia, and in the third quarter of 2019, we launched in the United Kingdom, with plans to continue expanding into other countries in the near-term.

        As a reflection of our market opportunity, our member base is diverse and spans all demographics. Our members' household income typically spans from $30,000 to $130,000, and our members range in age from teenagers (less than 5% of our members) to the 50+ category (10% of our members). Approximately 65% of our members are between 20 and 40 years old.

Trends in Our Favor

        Several trends support our success and growth potential, primarily as a result of technological advances in healthcare and a wave of change in consumer preferences and purchasing decisions.

Emphasis on mission-driven brands

        Consumers are increasingly scrutinizing whether companies are guided by socially responsible principles. In turn, mission-driven brands are generating higher customer confidence and spend and building emotional connections with consumers beyond a transactional relationship. According to a study by Cone Communications, 88% of consumers would consider buying products from purpose-driven companies, and 79% of consumers feel more loyalty towards purpose-driven companies.

Technology is driving transformation in healthcare

        Technology is driving innovation in the healthcare industry, with increasing acceptance and adoption of telemedicine and remote care. According to a study conducted by The Advisory Board Company, up to 77% of those surveyed would consider receiving virtual healthcare. Telemedicine increases access, provides convenience and efficiency, and lowers cost to patients, thereby increasing utilization by people who have historically foregone treatment. In particular, orthodontic care is undergoing rapid digitization, in which software is able to capture oral images, recognize areas for correction, and map out step-by-step treatment plans in granular detail. Digital orthodontic care can also reduce risks and uncertainties at all stages of the treatment process to provide more accurate and consistent care.

Higher awareness of aesthetic image among consumers

        The proliferation of social media emphasizes online identity and, as a result, drives consumers to present an image of their best selves. This emphasis has increased interest in aesthetically focused businesses, particularly those that focus on less invasive cosmetic treatments. Within the next 12 months, more than one in three adults in the U.S. are considering at least one cosmetic treatment, with cosmetic dentistry (including teeth alignment, whitening, and veneers) topping the list of nonsurgical treatments, according to a survey conducted by The Harris Poll on behalf of RealSelf.

Rise of omni-channel retail

        Customers are increasingly expecting the convenience of an e-commerce business, coupled with the support and consultation provided with an in-person experience. In this environment, consumer-facing businesses must combine digital experiences with strategic brick and mortar locations to successfully convert potential customers. This strategy is supported by an IDC Retail Insights report, which found that retailers who utilized omni-channel marketing strategies experienced a 15-35% increase in average transaction size, a 5-10% increase in loyal customers' profitability, and 30% higher customer lifetime value than those who market using only one channel.

Data's increasing importance and impact on healthcare

        Data is a powerful force that is driving improved quality of care while also decreasing costs. The solutions produced by leveraging insights from increasing amounts of data will be instrumental in making healthcare more preventative, predictive, and precise. By combining data with artificial intelligence, doctors, including orthodontists and general dentists, will be able to more effectively anticipate, diagnose, treat, and improve outcomes.

Consumer purchasing habits are increasingly driven by mobile channels

        Consumers have access to their mobile devices virtually anywhere and anytime. Given this continuous connectivity, businesses are adapting their marketing strategies and increasingly focusing on mobile and social media platforms. This strategy has given rise to a new class of companies that have found rapid success through targeted social media marketing and direct-to-consumer e-commerce platforms. According to research by eMarketer, U.S. digital ad spending is expected to increase from $111 billion in 2018 to $188 billion in 2022, with 75% of the total digital U.S. spend in 2022 focused on mobile-only channels.

Our Member Journey

        Through our member-centric platform, we have disrupted the traditional orthodontics industry, and in the process have helped over 700,000 members and growing. Based on our satisfaction surveys, more than 95% of our members surveyed would recommend the SmileShop experience to friends, demonstrating very high satisfaction with their experience.

        Members start their journey by visiting our website, where they can learn about how our process works, read first-hand reviews from other members, and view before and after photos. Members then proceed with their journey through one of two convenient options:

  •
  In person at a SmileShop:  A member can use our website to easily book an appointment to take a free, in-person 3D oral image at any of our over 300 SmileShops across the U.S., Puerto Rico, Canada, Australia, and the U.K. At the 30-minute appointment, one of our team members ("SmileGuides") uses a handheld oral camera that takes approximately 6,000 photos per second to create a highly detailed digital map of the member's smile.

  •
  Remotely with an impression kit:  A member can order an easy-to-use doctor prescribed impression kit online, which we mail directly to their door pursuant to the prescription of a licensed doctor. Our impression kits are simple to use and can typically be completed by a member within 30 minutes. The member then returns their completed impression in a prepaid shipping box so that the impression can be scanned and digitized.

        Once completed, the image or impression is used to create a digital map of the member's mouth, which our trained technicians use to create a draft custom treatment plan that contains the clinical protocols for how the member's teeth will move during treatment. The treatment plan is then sent to a state licensed doctor in our network. Within 48 hours, the doctor reviews the treatment plan, together with the member's oral photos, dental and health history, and chief complaint, and, where appropriate, approves the member's clinical information and treatment plan and prescribes custom-made clear aligners.

        At this point in the journey, we offer our members two payment options to purchase the prescribed aligners: pay the full cost of treatment upfront or enroll in SmilePay, a convenient monthly payment plan that provides a flexible payment option to make our clear aligner treatment even more accessible. With a $250 down payment and an average monthly payment of only $85, SmilePay provides a more affordable option for those who cannot make the $1,895 full payment upfront.

        Following a member's purchase, we manufacture and ship the full set of custom-made clear aligners directly to the member. The average treatment lasts approximately six months. Once a member begins treatment, the member is required to upload photos and other information to SmileCheck at least every 90 days for their treating doctor to review and order any mid-course corrections or refinements, as needed. In addition, members can connect with their treating doctor at any point in the process through SmileCheck.

        As a testament to our confidence in the quality and efficacy of our product, we offer a Smile Guarantee. Our Smile Guarantee ensures a full refund if a member is not satisfied for any reason within the first 30 days and a pro-rated refund, or additional aligners at no cost for further adjustment at no cost, if the member is not satisfied at any point later in the process. Upon completion of treatment, a majority of our members purchase retainers every six months to prevent their teeth from relapsing to their original position. We also offer a growing suite of ancillary oral care products, such as whitening kits, to maintain a perfect smile.

        Throughout our member journey, we are singularly focused on delivering an exceptional member experience. We manage every member touchpoint and communication, enabling us to continually refine and optimize the member experience.

Our Value Proposition to Our Members

        Our goal is to deeply impact and enrich our members' lives by giving them a smile that they can be confident in. Our offering provides a highly positive member experience delivered by our vertically integrated model, which enables us to address critical problems around cost, convenience, and access to care. As a result, we deliver a quality service at a fraction of the cost and in a much quicker and convenient manner than traditional orthodontic solutions.

Affordable, professional-level quality product

        We offer professional-level service and high-quality clear aligners at a cost of $1,895, up to 60% less than traditional orthodontic solutions. We achieve this cost savings while maintaining high quality by removing the overhead cost of in-person doctor visits and managing the entire member experience, all the way from marketing to aligner manufacturing, fulfillment, and treatment monitoring by a member's doctor through completion of their treatment. These efficiencies enable us to pass the cost savings directly to the members and allow doctors in our network to focus on what matters most: providing convenient access to excellent clinical care.

Convenience

        Our omni-channel retail strategy, along with our teledentistry platform, enables members to choose how they would like to interact with us. Traditional orthodontic treatment requires monthly visits whereas doctors using our teledentistry platform do not require in-person visits. Doctors in our network rely on SmileCheck to communicate with our members and view their progress through the submission of photos and other information every 90 days, or more frequently, if required. In addition, our treatment plans typically range from five to ten months, with an average of six months, compared to the traditional orthodontic model of 12 to 24 months. We also recently introduced our innovative Nighttime Clear Aligners, which require only 10 hours of nightly wear, for members who are unwilling or unable to wear aligners for the typical 22 hours per day required for traditional clear aligner therapy.

Accessibility

        Over 60% of counties in the U.S. do not have an orthodontist's office, thereby limiting access to treatment for a large portion of the population. Using our proprietary teledentistry platform, we have helped treat members in over 80% of these underserved counties since launching in 2014. We have provided care to members in every state in the U.S., from the densest metropolitan cities to remote rural areas. Our doctor network includes licensed orthodontists and general dentists in all 50 U.S. states, Puerto Rico, Canada, Australia, and the U.K., and we can ship to anywhere in these countries. In addition, our rapidly scaling network of over 300 SmileShops provides prospective members a convenient touchpoint when considering treatment.

SmilePay

        To further democratize access to care, we offer our members the option of paying the entire cost of their treatment upfront or enrolling in SmilePay, a convenient monthly payment plan that makes our clear aligner treatment even more accessible. With a $250 down payment and an average monthly payment of only $85, SmilePay provides a more affordable option for those who cannot make the $1,895 full payment upfront.

Smile Guarantee

        Members can feel confident in using our products and services on a risk-free basis. As a testament to our confidence in the quality and efficacy of our product, we offer a Smile Guarantee: If our members are dissatisfied with their aligners for any reason within the first 30 days of their treatment, we allow them to return their aligners and receive a full refund. Alternatively, after the first 30 days, we allow members to return the remainder of their aligners for a pro-rated refund based on the number of aligners used. Finally, if a member follows their treatment plan guidelines and does not achieve a smile they love, the treating doctor will re-evaluate the member's results, and we will provide additional aligners for further adjustment at no additional cost.

Highly satisfied grinners

        Our primary focus is on delivering an exceptional member experience. We have helped over 700,000 members with an average net promoter score of 57 since inception, compared to an average net promoter score of 1 for the entire dental industry (according to West Monroe Partners), and an average rating of 4.9 out of 5 from over 100,000 member reviews on our website.

        These are typical SmileDirectClub customers. Their average treatment length is 6 months. Individual results may vary.

Our Strengths

        We believe our strengths will allow us to maintain and extend our position as the leading direct-to-consumer clear aligner provider. Below is a summary of our key strengths:

Mission-driven brand with positive member experience

        Our mission is to democratize access to a smile each and every person loves, and we strive to create the best possible experience doing so. Our commitment to member experience has produced an average net promoter score of 57 since inception. More than 95% of our members surveyed would recommend our SmileShop experience to friends and over 20% of our members today come through referrals. We believe we enjoy the largest reach and presence on social media relative to our competitors, with over 500,000 likes on Facebook and over 300,000 followers on Instagram as of June 30, 2019. Clear aligners are a highly considered purchase, and our scale and member satisfaction are important criteria that will enable us to maintain our position as the leading direct-to-consumer clear aligner provider.

Omni-channel presence with a large SmileShop network

        With two options for members to start their journey, we empower members to choose how they would like to interact with us. If a member chooses to order a doctor prescribed impression kit, we will mail one directly to their door. Alternatively, we have a network of over 300 SmileShops across the U.S., Puerto Rico, Canada, Australia, and the U.K., which provides an in-person experience to members who prefer that channel.

        SmileShops have historically been a key driver in expanding access to care by reducing the friction of purchase and improving our member conversion. Furthermore, our SmileShops require little capital investment, with minimal upfront capital expenditure.

        In addition to our stand-alone SmileShops, we are opening SmileShops in partnership with prominent retailers. We have entered into five-year non-exclusive agreements with both CVS Pharmacy, Inc. and Walgreen Co., pursuant to which we have the ability to open up to 1,500 SmileShops within CVS stores and any number of SmileShops within Walgreens stores across the country. With a CVS location within three miles of 70% of Americans and a Walgreens or affiliate location within five miles of 78% of Americans, these relationships will not only further increase the convenience and accessibility of our products in areas where we do not currently have a SmileShop presence, but also improve our brand awareness and provide another touchpoint to increase our member conversion. We are also exploring similar arrangements with other domestic and international retailers.

Exclusive licensed doctor network across all 50 U.S. states, Puerto Rico, Canada, Australia, and the U.K.

        We have a network of approximately 240 orthodontists and general dentists across the U.S., Puerto Rico, Canada, Australia, and the U.K. who are fully licensed across these jurisdictions to meet regulatory requirements, and we continue to successfully expand our doctor network to support our growth. In addition, we believe our domestic doctor network is sufficient to support our growth. The doctors in our network evaluate our members' progress throughout treatment, and are available to answer any questions should members need additional assistance.

SmilePay captive financing increases accessibility and reduces purchasing friction

        SmilePay is a key element to democratizing access to care and removing price as a limiting factor for our members. As of June 30, 2019, approximately 65% of our members elect to purchase our clear aligners using SmilePay, which does not require a credit check. With SmilePay, a $250 down payment is required up front, which covers the cost of manufacturing the aligners. The remaining cost is financed over 24 months at an average monthly cost of $85 per month. For the year ended December 31, 2018 and the six months ended June 30, 2019, we offered SmilePay at an APR of approximately 17%, which had an associated delinquency rate of approximately 10% of revenue for the year ended December 31, 2018 and approximately 9% of revenue for the six months ended June 30, 2019. We believe SmilePay, as a captive offering, reduces purchasing friction by removing the complex third-party financing process, resulting in higher member conversion and a better overall member experience.

Vertical integration powered by SmileCheck allows us to optimize every step of the member journey

        We are the first clear aligner company to build a scalable, integrated technology platform and doctor network for teledentistry. We manage the entire end-to-end process in a member's journey, from the moment a member visits the website all the way through aligner manufacturing, fulfillment, and treatment monitoring by a member's doctor through completion of their treatment. Our proprietary software platform, SmileCheck, supports rapid and efficient communication between our members and their treating doctors, and the clinical and customer care teams.

        Managing the member journey from start to finish provides us with a comprehensive understanding of our members and enables us to provide personalized, data-driven insights. It also enables us to quickly test and pilot new solutions, and rapidly implement changes to our platform in order to deliver the best outcome for our members and our business.

        Additionally, we believe our expertise in leveraging data and process engineering allows us to continually evolve how we interact with our members, which has resulted in an over 100% increase in member conversion for the year ended December 31, 2018 compared to the year ended December 31, 2016.

        The following demonstrates how our vertical integration is critical to the success of our business model:

Visionary founder led company with a history of disrupting incumbents

        Our founders have brought a wealth of business and operational knowledge with extensive experience in disrupting industries, particularly in direct-to-consumer offerings. We have built a culture of innovation and passion for creating smiles, supported by data-driven decision making, discipline, and member-centric service, while building multiple competitive advantages. We are experts at gathering and interpreting data to continually re-engineer our processes and improve member conversion and satisfaction. We believe our management team is well positioned to execute our long-term growth strategy for our business and attract and retain best-in-class talent.

Our Growth Strategy

        Our mission is to provide everyone with a smile they love. We accomplish this by democratizing access to more affordable and convenient orthodontic care. We believe there is significant opportunity to further grow our member base. We have helped over 700,000 members out of a worldwide opportunity of approximately 500 million members. We plan to grow by continuing to pursue the following key growth strategies:

Increase demand and conversion

        Given that we have captured less than 1% of the total market opportunity, we plan to grow our member base by continuing to focus our marketing efforts on the approximately 85% of people globally who have malocclusion. We market our aligners through an omni-channel approach which has more than doubled our aided awareness since January of 2018, to 38% today, and has increased our referral rates from 15% to 21% over the same time period.

        Each month, there are approximately five million unique visitors to our website. Approximately 1% of these visitors purchase aligners, up from 0.5% in 2016. We have been able to double our visitor to aligner conversion over the past two years as a result of our process engineering expertise. This expertise, along with our meticulous attention to each step of the member experience, enables us to continually improve conversion at each of the hundreds of touchpoints throughout the member journey. For example, over the past two years, we have increased SmileShop appointment show rates by 31% and impression kit acceptance rates by 44%. We have been able to accomplish these improvements in conversion through our CRM strategies, educational efforts, technology advancements, and data-driven insights.

        We see significant opportunity to continue increasing overall demand for our products and improving conversion at every touchpoint across our member acquisition funnel.

Expand services internationally

        We launched in our first international market, Canada, in November 2018, our second international market, Australia, in the second quarter of 2019, and our third international market, the U.K., in the third quarter of 2019. With approximately 75% of the total market opportunity outside of the U.S., we see significant opportunity to grow internationally.

Introduce new products

        We remain focused on developing products to further differentiate our offering and disrupt the oral care industry. For instance, we are developing products to further penetrate the oral care market and have already launched numerous ancillary products such as retainers, lip balm, MoveMints, BrightOn premium whitening, and an LED accelerator light to address our members' oral care needs. We believe that our growing suite of products will lengthen our relationship with our members and enhance our recurring stream of revenue.

        In the third quarter of 2019, we launched our innovative Nighttime Clear Aligner product into the U.S. market, and we expect to roll out this new product into our other markets throughout the third and fourth quarters of 2019. This proprietary new product, which requires only 10 hours of nightly wear, will enable us to expand our market to customers who are unwilling or unable to wear aligners for the 22-hour daily wear cycle typically required with traditional clear aligner therapy.

Continue SmileShop rollout

        SmileShops have been a key driver in expanding access to care by reducing friction of purpose and improving our member conversion. These locations serve as point of destination retail experience, providing members with an omni-channel opportunity to learn more about our aligners. We have over 300 SmileShops across the U.S., Puerto Rico, Canada, Australia, and the U.K., and expect to open approximately 20 new SmileShops per month for the remainder of 2019. In addition to our stand-alone SmileShops, we have entered into five-year non-exclusive agreements with both CVS Pharmacy, Inc. and Walgreens Co., pursuant to which we have the ability to open up to 1,500 SmileShops within CVS stores and any number of SmileShops within Walgreens stores across the country to increase accessibility, brand awareness, and member conversion. We are also exploring similar arrangements with other domestic and international retailers. We utilize a highly disciplined and analytical approach to selecting SmileShop locations that support our brand image and that correlate with our member base.

Leverage data science and technology

        With over 700,000 members helped to date, we have one of the largest repositories of data in the oral care sector. Using this data and artificial intelligence, along with other technologies, we believe we can enhance our existing offerings, improve our manufacturing, and produce new products. We will leverage this same information and technology to develop and introduce new products.

Expand business partnerships

        We have entered into standard insurance coverage agreements with United Healthcare and Aetna to include coverage for our aligners on an in-network basis, which means our members who participate in these plans can obtain treatment at a lower out-of-pocket cost, after insurance coverage and negotiated discounts, and will no longer need to retroactively submit for reimbursement. Historically, while members may have been able to obtain reimbursement for clear aligner treatment from their insurance provider, our products have not been covered as an in network benefit. These new agreements will decrease the upfront cost to our members and further streamline the complete revenue cycle management process, from eligibility check to payment posting. We are currently negotiating with other large insurance companies for similar arrangements. In addition, we are currently negotiating other business partnerships, such as corporate SmileDays and corporate discount programs, among others.

Selectively pursue M&A opportunities

        We plan to leverage our know-how and our platform's expanding scale to selectively pursue acquisitions. Our acquisition strategy is centered on acquiring technologies, products, and capabilities that are highly scalable and that are complementary to our business model.

Sales and Marketing

        Our management team has substantial experience successfully marketing direct-to-consumer brands. We market our aligners and other products through an omni-channel approach supported by media mix modeling (MMM) and multitouch attribution modeling (MTA). We currently receive approximately five million unique visitors to our website each month, from which we generate approximately 400,000 email leads. Our marketing approach focuses on both offline activities, mainly television, and online digital marketing. These programs include but are not limited to:

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  Offline Advertising:  We use offline advertising, primarily television advertising, as well as billboards, buses and subways, to create overall brand awareness. We also market through experiential channels, such as corporate events, concerts, and sporting events, spokespeople, and business to business partnerships to enhance and create awareness.

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  Social Media & Paid Advertising:  We manage paid programs across relevant social media and search sites including, but not limited to, Facebook, Instagram, Pinterest, and Google. Our advertising is hyper-targeted based upon interests and demographics, and we use retargeting tools for efficient advertising across the web and online video platforms. We also market online through our network of spokespeople and influencers.

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  Search Engine Marketing:  We manage sophisticated paid campaigns to keep our brand at the top of relevant search pages. We also have a comprehensive search engine optimization strategy which incorporates our ecommerce site and blog, thereby keeping paid search engine costs down and spurring organic search results from tens of thousands of keywords and a library of content.

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  Customer Relationship Management Marketing:  We attract, nurture and maintain leads and members through over 30 custom CRM flows involving email, SMS and direct mail, totaling over 3,000 unique messages. Our CRM platform allows for advanced segmentation of offer and message based upon source, length of lead, and current member behaviors.

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  Earned & Owned Marketing:  We utilize organic social media, earned press and member-generated content by building an ecosystem of members, influencers and evangelists that promote awareness, sales and our member community. We had over 500,000 likes on Facebook and 300,000 followers on Instagram as of June 30, 2019.

SmileShops

        SmileShops have been a key driver in expanding access to care by reducing friction of purchase and improving our member conversion. These locations serve as point of destination retail experience, providing members with an omni-channel opportunity to learn more about our aligners. We have over 300 SmileShops across the U.S., Puerto Rico, Canada, Australia, and the U.K., and expect to open approximately 20 new SmileShops per month for the remainder of 2019, including SmileShops in our retail partners described below. We utilize a highly disciplined and analytical approach to selecting SmileShop locations that support our brand image and that correlate with our member base. We target locations based on market characteristics, demographic and psychographic characteristics, and population density.

        In addition to our stand-alone SmileShops, we are opening SmileShops in partnership with prominent retailers, such as CVS and Walgreens. Our partnership agreement with CVS, entered into in 2019, provides us with the option to licence store area to open up to 1,500 SmileShops within mutually agreed CVS locations. Our partnership agreement with Walgreens, also entered into in 2019, provides us with the option to licence store area to open SmileShops in mutually agreed Walgreens locations, with no set limit on how many. With a CVS location within three miles of 70% of Americans and a Walgreens or affiliate location within five miles of 78% of Americans, these relationships will increase the convenience and accessibility of our products in areas where we do not currently have a SmileShop presence, improve our brand awareness, and provide another touchpoint to increase our member conversion. Pursuant to the terms of our CVS and Walgreens agreements, we are required to pay CVS or Walgreens, as applicable, a fixed fee per customer scan, subject to a monthly minimum for each location. We are not obligated to open any SmileShops under these agreements. These agreements each have an initial term of five years, plus successive one-year renewal terms under the CVS agreement and five-year renewal terms under the Walgreens agreement, in each case until terminated by either party. We may also terminate each of these agreements with respect to any specific location for convenience. We are exploring similar arrangements with other domestic and international retailers.

        To increase access to care, we have also introduced six mobile SmileShops, called SmileBuses, for targeting underserved areas, events, corporations and schools, among other targets, as well as SmileDirectClub pop ups in hotels and other locations. By focusing on areas where there is high demand but no SmileShop location, our SmileBuses support our mission of democratizing access to care.

Treatment Plan Design and Aligner Manufacturing

        We produce customized aligners based on a doctor's review of a member's dental and health history, chief complaint, photographs, and a 3D model of the member's mouth resulting from receiving a digital image or physical impression. To produce the customized aligners, we have developed a number of proprietary processes and technologies, including complex software solutions, laser, destructive and white light scanning techniques, stereolithography, 3D printing, and thermoforming. Our manufacturing is performed by Access Dental Lab, LLC, our wholly owned subsidiary.

Treatment plan design

        Members have the option of booking an appointment to take a free, in-person 3D oral image at any of our SmileShops, where one of our SmileGuides uses a handheld oral camera that takes approximately 6,000 photos per second to create a highly detailed digital map of the member's smile, or ordering one of our easy-to-use impression kits online and returning their completed impression to our manufacturing facility. Our trained technicians then use the image or impression to create a draft custom treatment plan that contains the clinical protocols for how the member's teeth will move during treatment. The rules that govern the clinical protocols are contained within our proprietary software that is specifically designed for our direct-to-consumer aligners. Lastly, prior to a locally licensed doctor in our network reviewing the case, all treatment plans go through a quality review with our doctors in Costa Rica.

        Initial treatment plan design is conducted primarily at our facilities in San Jose and Cartago, Costa Rica. Costa Rica's status as one of the Americas' leading nations for dental education and expertise enables us to recruit and employ highly qualified personnel in our treatment plan setup facilities. We employ approximately 85 doctors for quality review and approximately 650 treatment plan setup technicians at our facilities in Costa Rica.

        After the treatment plan has been designed, a doctor licensed in the member's state reviews the member's oral photos, dental and health history, chief complaint, and treatment plan, to make an independent determination of the member's suitability for clear aligner treatment. The treating doctor can then approve the treatment plan and prescribe the member's clear aligners, request additional clearances from the member's dentist prior to making a determination on treatment, decline the member as a candidate for clear aligners, typically due to an oral health concern or the complexity of the case, or return it to the treatment plan setup team for specified adjustments prior to final approval.

Aligner manufacturing

        Our aligners are manufactured at our facilities in Antioch, Tennessee, where we employ approximately 1,250 team members. Every order is custom made, and we believe the complexity inherent in producing our highly customized aligners in large volumes is a barrier to potential competitors. Over the past 12 months we have made significant advances in manufacturing automation to improve quality and reduce cost, and we expect to automate additional manufacturing functions in the future.

        We have agreements with the suppliers of the raw materials needed to manufacture our aligners and for the putty used in our at-home impression kits. We also rely on a third party to assemble and distribute our at-home impression kits. There are alternative suppliers available for all raw materials we require and our supply agreements specifically provide for our ability to purchase from these alternate sources if our preferred suppliers are not capable of meeting demand. We also have the ability to secure additional manufacturing from other sources, if required.

Quality control and assurance

        We have an extensive team responsible for quality control and assurance. First, we employ approximately 100 doctors in Costa Rica to review every draft treatment plan prior to the plan going to our network of approximately 240 state licensed doctors. Second, the network treating doctor reviews each member's treatment plan, dental and health history, chief complaint, and oral photos to assess candidacy for clear aligners. In addition, the treating doctor can ask for additional information or documentation if desired. Lastly, we have an extensive team of approximately 85 members responsible for reviewing every aligner that is manufactured prior to shipping and maintaining compliance with FDA and other applicable regulations to help ensure a high level of quality in our final product.

Doctor Network

        We have a proprietary network of approximately 240 state licensed orthodontists and general dentists across the U.S., Puerto Rico, Canada, Australia, and the U.K. We recruit doctors with the appropriate licenses across jurisdictions to meet regulatory requirements, and continue to expand our network to support our growth. In addition to being in good standing in the jurisdictions where each doctor is licensed to practice dentistry, doctors in our network must have at least 4 years' experience in treating patients with clear aligner therapy. Doctors in our network review member records, evaluate candidacy for treatment, review, refine and approve treatment plans, prescribe clear aligners, communicate with members, review case progress, order any necessary treatment plan modifications, and are available to answer any questions should members need additional assistance. As we continue to expand internationally, we will expand our doctor network with appropriately licensed professionals. Each of our doctors agrees to a non-compete for a period of 18 months.

Comprehensive Member Care

        We provide comprehensive 24/7 customer care to our members through a variety of communication channels, including our website, phone, chat, email and social media as well as self-guided resources such as knowledge-based and how-to videos and articles on our website. We have a dedicated team of approximately 600 customer care team members in Nashville and Costa Rica, including general customer care team members, an advanced customer care team to address more complex questions, and a clinical customer care team of certified dental professionals available to answer clinical questions. In addition, each member's treating doctor is available to answer clinical questions as needed.

        We believe that providing timely, responsive support and educational content to our members helps foster an ongoing engagement that builds loyalty to our brand and also enables us to understand member needs as they evolve. Our member community serves as an efficient and engaging platform through which we can deliver customer care and receive feedback from members. We gather and analyze user feedback from all platforms to help inform our design and engineering teams on future enhancements to our products and services. As our member base grows in new geographies, we will continue to focus on building a scalable support infrastructure that enables our members to engage with us through the channel that is most convenient and efficient for their needs.

SmileCheck

        All of our member data is stored in our SmileCheck platform, a proprietary central data repository for all medical records, business transactions, and member communications. SmileCheck supports rapid uniform access to, and use of, member information across any internet-connected device.

        From a member's standpoint, SmileCheck powers a user-friendly online portal that allows for easy remote access to treatment plan information, SmilePay account details and communications on a convenient, integrated platform that can be accessed whenever and wherever members choose. SmileCheck facilitates real-time, remote sharing of treatment data between our members and their treating doctors, thus avoiding inconvenient, in person-doctor visits. In lieu of in-person visits, members are required to upload dental photos to SmileCheck at least every 90 days, in addition to other information, so that their treating doctor may review their progress.

        Our doctor network also uses SmileCheck for case assignment and management. Our software automatically connects each member's case to a doctor licensed in that member's state. Once a case is accepted by the appropriate doctor, that doctor is able to study the members' records, review, refine, and approve treatment plans, prescribe clear aligners, communicate with members, assess case progress and order any necessary treatment plan modifications, all via SmileCheck, as highlighted below.

Research and Development

        We have a research and development team with medical device development, dental/orthodontic, data science and other innovation focused backgrounds. Our research and development efforts are primarily focused on new product development for orthodontic and ancillary oral care products as well as data science and manufacturing automation.

Intellectual Property

        We have two issued U.S. patents, one allowed U.S. patent, and numerous pending U.S. and global patent applications. These patents and applications cover critical aspects of our process, including impression kit design, the SmileShop process, dental impression model merging, manufacturing automation and process, and our SmileCheck software. Our issued U.S. patents expire in 2037 and 2038, respectively, and our allowed U.S. patent expires in 2039.

        We own ten issued U.S. trademark registrations, and have over 35 pending U.S. trademark applications. We also own over 60 issued trademark registrations in Australia, Brazil, Canada, China, India, South Korea, Mexico and the United Kingdom, and have over 150 additional foreign trademark applications currently pending in various countries worldwide. Collectively, our global trademark filings cover our SMILE DIRECT CLUB house marks for use in connection with a wide variety of goods and services related to our business, as well secondary marks (e.g., BRIGHT ON., SMILECHECK and SMILESHOP) and slogans.

        We continue to pursue further intellectual property protection through U.S. and non-U.S. patent applications, trademark applications, and non-disclosure and non-compete agreements. We also seek to protect our software, documentation and other written materials under trade secret and copyright laws. There can be no assurance that patents will be issued as a result of any patent application or that patents that have been issued to us or may issue in the future will be found to be valid and enforceable and sufficient to protect our technology or products. We currently have a key licensing agreement with CA Digital gmbH, a leading pioneer in the market for digital orthodontics, for 3D software used in the preparation of treatment plans for our members, which provides us exclusive third-party use of the licensed software on a global basis in connection with direct-to-consumer clear aligner therapy. We do not control the protection of the intellectual property subject to this license and, as a result, we are largely dependent upon our licensor to determine the appropriate strategy for protecting such intellectual property.

Seasonality

        Our business does not experience material seasonality fluctuations in the results of our operations and cash flow needs throughout the year. However, we do increase our marketing spend at certain periods of the year, such as January, when members typically have a higher focus on aesthetics, and we experience corresponding increases in website traffic and SmileShop bookings as a result of these increased marketing efforts. In contrast, the third quarter has historically tended to have less growth relative to other quarters.

Our Team Members and Culture

        We have approximately 5,000 team members, including approximately 600 at our headquarters in Nashville, Tennessee, approximately 1,250 at our manufacturing facilities in Antioch, Tennessee, approximately 1,250 at our facilities in San Jose and Cartago, Costa Rica, and approximately 1,750 at SmileShops across the U.S., Puerto Rico, Canada, Australia, and the U.K. Our team members at our Nashville headquarters include our executive team, as well as team members responsible for our customer care, clinical care, marketing, finance, legal, people and organization, information technology, data science, and analytics. Our team members in Antioch, Tennessee are primarily responsible for developing, overseeing and carrying out manufacturing operations, and our team members in Costa Rica are primarily treatment plan setup technicians, licensed orthodontic consultants, and customer care team members. We believe that our relations with our team members are good. We are not a party to any collective bargaining agreements. We also have a network of approximately 240 independent orthodontists and general dentists in all 50 states, Puerto Rico, Canada, Australia, and the U.K., each of whom agree to a non-compete for a period of 18 months.

Our values and culture

        We have built a very strong culture at SDC—one rooted in our purposeful mission to provide affordable and convenient access to care and in our values, which we call our Truths to Grin By. Our Truths include the following headlines:

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  Stay Curious;

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  Think Like A Customer;

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  Win As A Team;

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  Data, Discussion, Deliver;

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  Inspired By Why;

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  Better Is Better; and

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  Dependability Increases Capability.

        Our Truths unite us; they link us to our why and provide an active roadmap for how we do work which imprints them into the DNA of our company. We actively recruit leaders that can sustain and lead by our Truths. Our Team Members know that every voice matters and actively participate in bettering our business each day. Our culture is one where curiosity, adaptability and agility are core tenants. We believe teams drive the business and that dependability and continuous improvement are the expectation. We also manage to have fun which drives engagement and commitment. Our strong purpose, focus on people development with depth and breadth and the ability to create dynamic career paths; all underpinned by inspirational Truths truly make our culture a competitive advantage.

Competition

        We compete with a handful of smaller companies that collectively have limited market share in the direct-to-consumer clear aligner industry, including Candid Co., Smilelove and SnapCorrect. To a lesser extent, we also face competition from more well-established competitors in the traditional orthodontic industry, which requires in-person visits, such as Align Technology, Inc. We believe that the principal competitive factors in the market for orthodontic appliances include:

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  access and convenience;

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  price and financing options;

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  ease of use;

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  duration and effectiveness of treatment; and

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  aesthetic appeal of the treatment method.

        We believe that we compete favorably with respect to each of these factors.

Properties

        Our corporate headquarters are located in Nashville, Tennessee, where we lease approximately 41,000 and 55,000 square feet of office and operations space in two buildings. We also lease our 131,000 and 35,000 square foot manufacturing facilities in Antioch, Tennessee, and are in the process of leasing space near Austin, Texas, where we expect to open a second manufacturing faciliy in late 2019. We have over 300 SmileShops across the U.S., Puerto Rico, Canada, Australia, and the U.K., all of which are either leased or licensed from our retail partners, and we expect to open approximately 20 new SmileShops per month for the remainder of 2019, including SmileShops in our retail partners. Lastly, we lease our 41,000 square foot facility in San Jose, Costa Rica and our 32,000 square foot facility in Cartago, Costa Rica. Management believes the terms of the leases are consistent with market standards and were arrived at through arm's-length negotiation.

Regulatory Matters

        Our aligners, retainers, whitening products, and impression kits are considered medical devices and, accordingly, are subject to rigorous regulation by government agencies in the U.S. and other countries in which we sell our products. These regulations vary from country to country but cover, among other things, the following activities with respect to medical devices:

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  design, development and manufacturing;

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  testing, labeling, content and language of instructions for use and storage;

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  product storage and safety;

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  marketing, sales and distribution;

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  pre-market clearance and approval;

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  record keeping procedures;

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  advertising and promotion;

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  recalls and field safety corrective actions;

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  post-market surveillance;

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  post-market approval studies; and

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  product import and export.

FDA regulation

        In the U.S., numerous laws and regulations govern the processes by which medical devices are developed, manufactured, brought to market and marketed. These include the FD&C Act and its implementing regulations issued by FDA, among others. Unless an exemption applies, each medical device commercially distributed in the United States requires FDA clearance of a 510(k) premarket notification ("510(k) clearance"), granting of a de novo request, or approval of an application for premarket approval ("PMA"). In general, under the FD&C Act, medical devices are classified in one of three classes on the basis of the controls necessary to reasonably assure their safety and effectiveness. A medical device's classification determines the level of FDA review and approval to which the device is subject before it can be marketed to consumers:

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  Class I devices, the lowest-risk FDA device classification, include devices with the lowest risk to the patient and are those for which safety and effectiveness can be assured by adherence to FDA's medical device general controls, including labeling, establishment registration, device product listing, adverse event reporting, and, for some products, adherence to good manufacturing practices through FDA's Quality System Regulations.

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  Class II devices, moderate-risk devices, also require compliance with general controls and in some cases, special controls as deemed necessary by FDA to ensure the safety and effectiveness of the device. These special controls may include performance standards, particular labeling requirements, or post-market surveillance obligations. While most Class I devices are exempt from the 510(k) premarket notification requirement, typically a Class II device also requires pre-market review and 510(k) clearance as well as adherence to the Quality System Regulations/good manufacturing practices for devices.

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  Class III devices, high-risk devices that are often implantable or life-sustaining, also require compliance with the medical device general controls and Quality System Regulations, and generally must be approved by FDA before entering the market through a PMA application. Approved PMAs can include post-approval conditions and post-market surveillance requirements, analogous to some of the special controls that may be imposed on Class II devices.

        Our manufacturing quality system is required to be in compliance with the Quality System Regulations enforced by FDA and similar regulations enforced by other worldwide regulatory authorities. FDA's Quality System Regulations require manufacturers to follow stringent design, testing, process control, documentation, and other quality assurance procedures.

        Our retainers and whitening products are Class I devices, which may be marketed in the U.S. without premarket clearance or approval by FDA and are subject to general controls, including labeling, establishment registration, and adherence to good manufacturing practices through FDA's Quality System Regulations.

        We market our clear aligner products in the U.S. pursuant to 510(k) clearance as they are a Class II medical device. The manufacture, marketing and distribution of our aligners and other medical device products are subject to continuing regulation and enforcement by FDA and other government authorities, which includes routine FDA inspections of our facilities to determine compliance with facility registration requirements, product listing requirements, medical device reporting regulations, and Quality System Regulations, among others. If FDA finds that we have failed to comply with Quality System Regulations or other legal or regulatory requirements, it or other government agencies may institute a wide variety of enforcement actions against us, ranging from Warning Letters to more severe sanctions, including but not limited to financial penalties, withdrawal of 510(k) clearances already granted, and criminal prosecution. We have has passed our International Organization for Standardization ("ISO") and Medical Device Single Audit Program ("MDSAP") certification process and have added the U.S. to our ISO/MDSAP certification.

The 510(k) process

        Under the 510(k) process, the manufacturer must submit to FDA a premarket notification demonstrating that the device is "substantially equivalent" to either a device that was legally marketed prior to May 28, 1976, the date upon which the Medical Device Amendments of 1976 were enacted, and for which a PMA is not required, a device that has been reclassified from Class III to Class II or Class I, or another commercially available device that was cleared through the 510(k) process. To be "substantially equivalent," the proposed device must have the same intended use as the predicate device, and either have the same technological characteristics as the predicate device or have different technological characteristics and not raise different questions of safety or effectiveness than the predicate device. Clinical data is sometimes required to support substantial equivalence.

        After a 510(k) premarket notification is submitted, FDA determines whether to accept it for substantive review. If it lacks necessary information for substantive review, FDA will refuse to accept the 510(k) notification. If it is accepted for filing, FDA begins a substantive review. By statute, FDA is required to complete its review of a 510(k) notification within 90 days of receiving the 510(k) notification. As a practical matter, clearance often takes longer, and clearance is never assured. FDA may require further information, including clinical data, to make a determination regarding substantial equivalence, which may significantly prolong the review process. If FDA agrees that the device is substantially equivalent to a predicate device currently on the market, it will grant 510(k) clearance to commercially market the device.

Post-market regulation

        After a device is cleared or approved for marketing, numerous and extensive regulatory requirements may continue to apply. These include but are not limited to:

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  annual and updated establishment registration and device listing with FDA;

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  Quality System Regulation requirements, which require manufacturers to follow stringent quality assurance procedures during all aspects of the design and manufacturing process;

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  restrictions on sale, distribution, or use of a device;

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  labeling, advertising, promotion, and marketing regulations, which require that promotion is truthful, not misleading, and provide adequate directions for use and that all claims are substantiated, and also prohibit the promotion of products for unapproved or "off-label" uses and impose other restrictions on labeling;

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  clearance or approval of product modifications to legally marketed devices that could significantly affect safety or effectiveness or that would constitute a major change in intended use;

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  medical device reporting regulations, which require that a manufacturer report to FDA if a device it markets may have caused or contributed to a death or serious injury, or has malfunctioned and the device or a similar device that it markets would be likely to cause or contribute to a death or serious injury if the malfunction were to recur;

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  correction, removal, and recall reporting regulations, and FDA's recall authority;

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  complying with the federal law and regulations requiring Unique Device Identifiers on devices; and

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  post-market surveillance activities and regulations, which apply when deemed by FDA to be necessary to protect the public health or to provide additional safety and effectiveness data for the device.

        FDA has broad regulatory compliance and enforcement powers. If FDA determines that we failed to comply with applicable regulatory requirements, it can take a variety of compliance or enforcement actions, which may result in any of the following sanctions:

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  warning letters, untitled letters, fines, injunctions, consent decrees, and civil penalties;

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  recalls, withdrawals, or administrative detention, or seizure of our products;

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  operating restrictions or partial suspension or total shutdown of production;

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  refusing or delaying requests for 510(k) marketing clearance or PMA approvals of new products or modified products;

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  withdrawing 510(k) clearances or PMA approvals that have already been granted;

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  refusal to grant export or import approvals for our products; or

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  criminal prosecution.

International regulation

        The Canadian Food and Drugs Act, and the Medical Device Regulations issued thereunder, provide for regulation by Health Canada of the manufacture, labeling, packaging, distribution, sale, and advertisement of medical devices. Our aligners are regulated as a Class II medical device under the Canadian Medical Device Regulations, which require, among other things, that Class II medical device manufacturers selling medical devices hold a medical device establishment license and file various reports. We received our Canadian ISO/MDSAP certification in March 2019. In light of our recent ISO/MDSAP certification, we believe that we are in substantial compliance with applicable Canadian regulations and do not anticipate having to make any material expenditures as a result of Health Canada or other currently applicable regulatory requirements. Under Canadian regulation, manufacturing facilities are subject to periodic inspections by regulatory authorities and must comply with device safety and effectiveness requirements as required by the Medical Devices Regulations and Health Canada. To that end, we have implemented controls and procedures intended to ensure that our Access Dental Lab Quality System meets FDA's and Health Canada's requirements. We have an extensive Quality Assurance team at Access Dental Lab, which has passed its ISO and MDSAP certification process.

        There is currently no premarket government review of medical devices in the European Economic Area ("EEA") However, all medical devices placed on the market in the EEA must meet the relevant essential requirements laid down in Annex I of Directive 93/42/EEC concerning medical devices, or the Medical Devices Directive. The most fundamental essential requirement is that a medical device must be designed and manufactured in such a way that it will not compromise the clinical condition or safety of patients, or the safety and health of users and others. In addition, the device must achieve the performances intended by the manufacturer and be designed, manufactured, and packaged in a suitable manner. The European Commission has adopted various standards applicable to medical devices. These include standards governing common requirements, such as sterilization and safety of medical electrical equipment, and product standards for certain types of medical devices. There are also harmonized standards relating to design and manufacture. While not mandatory, compliance with these standards is viewed as the easiest way to satisfy the essential requirements as a practical matter. Compliance with a standard developed to implement an essential requirement also creates a rebuttable presumption that the device satisfies that essential requirement.

        In the U.K. and EEA, our aligners and retainers are considered Class I custom made medical devices and are not required to have a CE mark certification acknowledging conformity with health and safety protection standards for sales of those products into the U.K. and the EEA. We have a CE mark for sales of our impression kits into the U.K. and EEA.

        On April 5, 2017, the European Parliament passed the Medical Devices Regulation (Regulation 2017/745), which repeals and replaces the EU Medical Device Directive. The Medical Devices Regulation, among other things, is intended to establish a uniform, transparent, predictable, and sustainable regulatory framework across the EEA for medical devices and ensure a high level of safety and health while supporting innovation. The Medical Devices Regulation will become applicable three years after publication (in 2020). Once applicable, the new regulations will, among other things:

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  strengthen the rules on placing devices on the market and reinforce surveillance once they are available;

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  establish explicit provisions on manufacturers' responsibilities for the follow-up of the quality, performance, and safety of devices placed on the market;

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  improve the traceability of medical devices throughout the supply chain to the end-user or patient through a unique identification number;

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  set up a central database to provide patients, healthcare professionals, and the public with comprehensive information on products available in the E.U.; and

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  strengthen rules for the assessment of certain high-risk devices, such as implants, which may have to undergo an additional check by experts before they are placed on the market.

        In Australia and New Zealand, our retainers and aligners are considered custom-made medical devices and are exempt from inclusion in the Australian Register of Therapeutic Goods ("ARTG"), although we have submitted our notification to be listed on the ARTG and with New Zealand's Medicines and Medical Devices Safety Authority ("Medsafe") on the Web Assisted Notification of Devices ("WAND") database, respectively, so that we have the right to ship those products into Australia and New Zealand. Impression kits are considered Class I devices in Australia and New Zealand, and we are registered and listed with these countries to ship impression kits to our members there.

Quality System Regulations

        Our manufacturing quality system is required to be in compliance with the Quality System Regulations enforced by FDA and similar regulations enforced by other worldwide regulatory authorities. FDA's Quality System Regulations require manufacturers to follow stringent design, testing, process control, documentation, and other quality assurance procedures. If FDA finds that we have failed to comply with Quality System Regulations or other legal or regulatory requirements, it or other government agencies may institute a wide variety of enforcement actions against us, ranging from Warning Letters to more severe sanctions, including but not limited to financial penalties, withdrawal of 510(k) clearances already granted, and criminal prosecution. In addition, under Canadian regulation, manufacturing facilities are subject to periodic inspections by regulatory authorities and must comply with device safety and effectiveness requirements as required by the Medical Devices Regulations and Health Canada. To that end, we have implemented controls and procedures intended to ensure that our Access Dental Lab Quality System meets FDA's and Health Canada's requirements. We have an extensive Quality Assurance team at Access Dental Lab.

State professional regulation

        Our ability to conduct business in each state is dependent in part upon that particular state's treatment of remote healthcare delivery under such state's laws, rules and policies governing the practice of dentistry, which are subject to changing political, regulatory and other influences. Orthodontists and dentists who provide professional services to a patient via teledentistry must, in most instances, hold a valid license to practice or to provide treatment in the state in which the patient is located. In addition, certain states require an orthodontist or dentist providing telehealth services to be physically located in the same state as the patient. Failure to comply with these laws and regulations can give rise to civil or criminal penalties.

        Two state dental boards have established new rules or interpreted existing rules in a manner that purports to limit or restrict our ability to conduct our business as currently conducted. The Georgia Board of Dentistry passed a new rule that requires a licensed dentist to be present when 3D oral images are taken by a dental assistant, and the Board of Dental Examiners of Alabama has interpreted existing rules to require "direct supervision" (meaning the dentist must be physically present somewhere in the building) for the taking of a digital image. In both Georgia and Alabama, we have filed lawsuits in Federal court, against the dental boards and their individual members alleging, among other things, violations of the Sherman Act, interfering with our business model. The Georgia Board of Dentistry has voluntarily agreed not to take any action against us pending a final resolution of the matter. In Alabama, we have obtained a Temporary Restraining Order precluding the Board of Dental Examiners from taking any action against us until a final disposition of the matter has occurred. The Alabama court upheld our ability to move forward against individual dental board members, in their official capacity. Currently, trial is set for the fall of 2019. In New Jersey, the Dental Association has filed a lawsuit against us alleging that we are engaging in the illegal corporate practice of dentistry, without the support or inclusion of the New Jersey Dental Board as a party. We have filed a motion to dismiss on the grounds that the New Jersey Dental Association does not have standing to make such a claim, which motion was denied. We have filed a motion to reconsider that denial and will file an appeal if necessary. In addition, a national orthodontic association has met with various dental boards across the country in an effort to advocate for new rules and regulations that could have the effect of interfering with our business model. To date, none of these efforts have resulted in rules and regulations being passed and we have engaged lobbyists to assist in educating policy makers about our positions. Recently, legislation has been introduced in a handful of states specifically supporting and promoting teledentistry and telehealth, including but not limited to requiring insurance companies to pay for such services. We continually monitor these proposed laws and other legal and regulatory developments to understand their potential impact on our operations.

DSO regulation

        We are engaged by our network of doctors to provide a suite of non-clinical administrative support services, including access to and use of SmileCheck, as a dental support organization, or DSO. As a result, we are required to register in those states that require registrations of DSOs, which currently include Nevada, Kansas, and Texas.

        Our network of doctors are licensed to practice dentistry in their respective state and are engaged as employees or independent contractors of various professional corporations. These PCs are owned by independent doctors and are registered to engage in business in their respective states. It is through these PCs that the clinical services for clear aligner therapy are rendered to our members. We enter into a suite of agreements with each of the PCs to provide its DSO services. In addition, we are also a supplier of the clear aligner products to these PCs and enter into a Supply Agreement with each of the PCs accordingly.

Consumer credit compliance

        Our SmilePay program subjects us to complex consumer financial protection laws and regulations, among others. We must comply with all applicable U.S. federal and state regulatory regimes, including but not limited to those governing consumer retail installment credit transactions. Certain U.S. federal and state laws generally regulate the rate or amount of finance charges and fees and require certain disclosures for consumer finance transactions. In particular, we may be subject to laws such as:

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  state laws and regulations that impose requirements related to credit disclosures and terms, credit discrimination, credit reporting, debt servicing, and collection;

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  the Truth in Lending Act and Regulation Z promulgated thereunder, and similar state laws, which require certain disclosures to customers regarding the terms and conditions of their transactions;

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  Section 5 of the Federal Trade Commission Act, which prohibits unfair and deceptive acts or practices in or affecting commerce, Section 1031 of the Dodd-Frank Consumer Financial Protection Act, which prohibits unfair, deceptive, or abusive acts or practices in connection with any consumer financial product or service, and similar state laws that prohibit unfair or deceptive acts or practices;

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  the Equal Credit Opportunity Act and Regulation B promulgated thereunder and state non-discrimination laws, which generally prohibit creditors from discriminating against credit applicants on the basis of, among other things, race, color, sex, age, religion, national origin, marital status, the fact that all or part of the applicant's income derives from any public assistance program, or the fact that the applicant has in good faith exercised any right under the federal Consumer Credit Protection Act;

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  the Fair Credit Reporting Act as amended by the Fair and Accurate Credit Transactions Act, and similar state laws, which promote the accuracy, fairness, and privacy of information in the files of consumer reporting agencies;

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  the Fair Debt Collection Practices Act and similar state, and local debt collection laws, which provide guidelines and limitations on the conduct of debt collectors and creditors in connection with the collection of consumer debts;

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  Title V of the Gramm-Leach-Bliley Act and similar state privacy laws, which include limitations on financial institutions' disclosure of nonpublic personal information about a consumer to nonaffiliated third parties, in certain circumstances require financial institutions to limit the use and further disclosure of nonpublic personal information by nonaffiliated third parties to whom they disclose such information, and require financial institutions to disclose certain privacy policies and practices with respect to information sharing with affiliated and nonaffiliated entities as well as to safeguard personal customer information, and other privacy laws and regulations;

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  the Bankruptcy Code and similar state insolvency laws, which limit the extent to which creditors may seek to enforce debts against parties who have filed for protection or relief from claims of creditors;

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  the Servicemembers Civil Relief Act and similar state laws, which allow military members and certain dependents to suspend or postpone certain civil obligations, as well as limit applicable rates, so that the military member can devote his or her full attention to military duties;

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  the Electronic Fund Transfer Act and Regulation E promulgated thereunder, which provide disclosure requirements, guidelines, and restrictions on the electronic transfer of funds from consumers' deposit accounts;

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  the Electronic Signatures in Global and National Commerce Act and similar state laws, particularly the Uniform Electronic Transactions Act, which authorize the creation of legally binding and enforceable agreements utilizing electronic records and signatures and, with consumer consent, permits required disclosures to be provided electronically; and

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  the Bank Secrecy Act, which relates to compliance with anti-money laundering, customer due diligence, and record-keeping policies and procedures.

Other U.S. federal and state laws

        We are also subject to various laws inside and outside the U.S. concerning our relationships with healthcare professionals and government officials, price reporting and regulation, the promotion, sales and marketing of our products and services, the importation and exportation of our products, reimbursement for our products and services, the operation of our facilities, and the distribution of our products. Initiatives sponsored by government agencies, legislative bodies, and the private sector regarding these matters, including efforts to limit the growth of healthcare expenses generally, are ongoing in markets where we do business. It is not possible to predict at this time the long-term impact of such cost containment and other measures on our future business.

        We contract with orthodontists, dentists, or professional corporations to deliver our products and services to their patients. These contractual relationships are subject to various state laws that prohibit the practice of dentistry by lay entities or persons and are intended to prevent unlicensed persons from interfering with or influencing the orthodontist's or dentist's professional judgment. In addition, laws in various states also generally prohibit the sharing of professional services income with nonprofessional or business interests. Activities other than those directly related to the delivery of healthcare may be considered an element of the practice of dentistry in many states. Under the corporate practice of dentistry restrictions of certain states, non-clinical decisions and activities may implicate the restrictions on the corporate practice of dentistry. Further, certain states have requirements for Dental Support Organizations, or DSOs, such as us. We have registered as a DSO in all states in which we are required to do so. We continually monitor state requirements as to what constitutes the practice of dentistry and take steps to ensure that the orthodontists and dentists who utilize our services and teledentistry platform handle all clinical aspects of their patients' care to ensure we do not violate those laws and regulations.

        As a participant in the health care industry we are subject to extensive and frequently changing regulation under many other laws administered by governmental entities at the federal, state, and local levels, some of which are, and others of which may be, applicable to our business. Furthermore, our network of orthodontists and general dentists is also subject to a wide variety of laws and regulations that could affect the nature and scope of their relationships with us. Laws regulating medical device manufacturers and health care providers cover a broad array of subjects.

        Several states have fraud and abuse and consumer protection laws that apply to healthcare items or services reimbursed by any third party payor, including commercial insurers, not just those reimbursed by a federally funded healthcare program, or apply regardless of payor. The scope of these laws and the interpretations of them vary from state to state and are enforced by state courts and regulatory authorities, each with broad discretion. A determination of liability under such laws could result in fines and penalties and restrictions on our ability to operate in these jurisdictions.

Health information privacy and security laws

        There are numerous U.S. federal and state laws and regulations related to the privacy and security of PII, including health information. Among others, the federal Health Insurance Portability and Accountability Act of 1996, as amended by HITECH, and their implementing regulations, which we collectively refer to as HIPAA, establish privacy and security standards that limit the use and disclosure of PHI and require covered entities and business associates to implement administrative, physical, and technical safeguards to ensure the confidentiality, integrity, and availability of individually identifiable health information in electronic form, among other requirements. We are regulated as a covered entity under HIPAA.

        Violations of HIPAA may result in civil and criminal penalties. We must also comply with HIPAA's breach notification rule which requires notification of affected patients and HHS, and in certain cases of media outlets, in the case of a breach of unsecured PHI. The regulations also require business associates of covered entities to notify the covered entity of breaches by the business associate.

        State attorneys general also have the right to prosecute HIPAA violations committed against residents of their states, and HIPAA standards have been used as the basis for the duty of care in state civil suits, such as those for negligence or recklessness in misusing personal information. In addition, HIPAA mandates that HHS conduct periodic compliance audits of HIPAA covered entities and their business associates for compliance.

        Many states in which we operate and in which our patients reside also have laws that protect the privacy and security of sensitive and personal information, including health information. These laws may be similar to or even more protective than HIPAA and other federal privacy laws. For example, the laws of the State of California, in which we operate, are more restrictive than HIPAA. Where state laws are more protective than HIPAA, we must comply with the state laws we are subject to, in addition to HIPAA. California recently passed the California Consumer Privacy Act or CCPA, which will go into effect January 1, 2020. While information we maintain that is covered by HIPAA may be exempt from the CCPA, other records and information we maintain on our members may be subject to the CCPA. In certain cases, it may be necessary to modify our planned operations and procedures to comply with these more stringent state laws. Not only may some of these state laws impose fines and penalties upon violators, but also some, unlike HIPAA, may afford private rights of action to individuals who believe their personal information has been misused. In addition, state and federal privacy laws subject to frequent change.

        In addition to HIPAA and state health information privacy laws, we may be subject to other state and federal privacy laws, including laws that prohibit unfair privacy and security practices and deceptive statements about privacy and security, laws that place specific requirements on certain types of activities, such as data security and texting, and laws requiring holders of personal information to maintain safeguards and to take certain actions in response to a data breach.

        Foreign data protection, privacy, and other laws and regulations are often more restrictive than those in the U.S. The E.U., for example, traditionally has imposed stricter obligations under its laws and regulations relating to privacy, data protection and consumer protection than the U.S. In May 2018, the GDPR governing data practices and privacy in the E.U., became effective and replaced the data protection laws of the individual member states. GDPR requires companies to meet stringent requirements regarding the handling of personal data of individuals in the E.U. These more stringent requirements include expanded disclosures to inform members about how we may use their personal data, increased controls on profiling members, and increased rights for members to access, control and delete their personal data. In addition, there are mandatory data breach notification requirements. The law also includes significant penalties for non-compliance, which may result in monetary penalties of up to 20 million Euros or 4% of a group's worldwide turnover, whichever is higher. GDPR and other similar regulations require companies to give specific types of notice and informed consent is required for the placement of a cookie or similar technologies on a user's device for online tracking for behavioral advertising and other purposes and for direct electronic marketing, and the GDPR also imposes additional conditions in order to satisfy such consent, such as a prohibition on pre-checked consents. It remains unclear how the U.K. data protection laws or regulations will develop in the medium to longer term and how data transfer to the U.K. from the E.U. will be regulated. Outside of the E.U., there are many countries with data protection laws, and new countries are adopting data protection legislation with increasing frequency. Many of these laws may require consent from members for the use of data for various purposes, including marketing, which may reduce our ability to market our products.

        We are subject to PIPEDA and similar provincial laws in Canada. PIPEDA is the federal privacy law for private-sector organizations. It sets out the ground rules for how businesses must handle personal information in the course of commercial activity. Under PIPEDA, we must obtain an individual's consent when we collect, use or disclose that individual's personal information. Individuals have the right to access and challenge the accuracy of their personal information held by an organization, and personal information may only be used for the purposes for which it was collected. If an organization intends to use personal information for another purpose, it must again obtain that individual's consent. Failure to comply with PIPEDA could result in significant fines and penalties or possible damage awards for the tort of public humiliation.

        There is no harmonized approach to these laws and regulations globally. Consequently, we increase our risk of non-compliance with applicable foreign data protection laws and regulations as we continue our international expansion. We may need to change and limit the way we use personal information in operating our business and may have difficulty maintaining a single operating model that is compliant. Compliance with such laws and regulations will result in additional costs and may necessitate changes to our business practices and divergent operating models, limit the effectiveness of our marketing activities, adversely affect our business, results of operations, and financial condition, and subject us to additional liabilities.

Environmental Matters

        We have no material expenditures for compliance with Federal, State or local provisions regulating the discharge of materials into the environment, or otherwise relating to the protection of the environment.

Legal Proceedings

        In the ordinary course of conducting our business, we are involved, from time to time, in various contractual, product liability, intellectual property, and other claims and disputes incidental to our business. Litigation is subject to many uncertainties, the outcome of individual litigated matters is not predictable with assurance, and it is reasonably possible that some of these matters may be decided unfavorably to us. It is the opinion of management that the ultimate liability, if any, with respect to our current litigation outstanding will not have a material adverse effect on our business, results of operations, and financial condition.

        In March 2019, a final arbitration award was issued in an arbitration proceeding brought by us alleging that one of our former members, Align Technology, Inc., had violated certain restrictive covenants set forth in our operating agreement. The arbitrator ruled that Align had breached both the non-competition and confidentiality provisions of our operating agreement and that, as a result, Align was required to close its Invisalign Stores, return all of our confidential information, and sell its membership units to us or our non-Series A unitholders for an amount equal to the balance of Align's capital account as of November 2017. The arbitrator also extended the non-competition period to which Align is subject through August of 2022 and prohibited Align from using our confidential information in any manner going forward. We are paying Align $54 million, pursuant to a promissory note payable over 24 months through March 2021, in full redemption of Align's Pre-IPO Units pursuant to this ruling.

        The ruling has been confirmed in its entirety in the circuit court of Cook County, Chicago, Illinois, but Align continues to object to the purchase price and repurchase documentation despite the arbitration ruling and its confirmation, and has since filed a subsequent arbitration proceeding disputing the $54 million redmption amount and seeking an additional $43 million.

        We periodically receive communications from state and federal regulatory and similar agencies inquiring about the nature of our business activities, licensing of professionals providing services, and similar matters. Such matters are routinely concluded with no financial or operational impact on us. Currently there are no actions with any agency that are expected to have a material adverse effect on our business, results of operations, and financial condition.

        Some state dentistry boards have established new rules or interpreted existing rules in a manner that limits or restricts our ability to conduct our business as currently conducted in other states. We have filed actions in federal court in Alabama and Georgia against the state dental boards in those states, alleging violations by the dental boards of the Sherman Act and the Commerce Clause. In addition, a national orthodontic association has filed Amicus Briefs in both the Georgia and Alabama litigations. See "Risk Factors—Risks Related to Legal and Regulatory Matters—Our business could be adversely affected by ongoing professional and legal challenges to our business model or by new state actions restricting our ability to provide our products and services in certain states" and "—Regulatory Matters—State professional regulation."

MANAGEMENT

Directors and Executive Officers

        The following table sets forth the names, ages and positions of our directors and executive officers as of the date of this prospectus.

Name	Age	Position
David Katzman	59	Chief Executive Officer and Chairman
Steven Katzman	56	Chief Operating Officer and Director
Kyle Wailes	35	Chief Financial Officer
Jordan Katzman	29	Co-Founder and Director
Alexander Fenkell	30	Co-Founder and Director
Susan Greenspon Rammelt	54	General Counsel Secretary, and Director
Kay Oswald	41	President of International
Rick Schnall	49	Director
Dr. William H. Frist	67	Director
Richard F. Wallman	68	Director

        David Katzman has served as our Chief Executive Officer and Chairman of our board since we were founded in 2014. Mr. Katzman is the founder and Managing Partner of Camelot Venture Group, a private investment group that invests primarily in direct-to-consumer brands, such as Quicken Loans and 1-800 Contacts. Mr. Katzman has served on the boards of several direct-to-consumer online companies, including consumer electronics company Sharper Image Online, and has previously served on the boards of diabetic supply company Simplex Healthcare, online promotions company ePrize, bedding company CleanRest, and online mortgage company Quicken Loans (as Vice Chairman). Mr. Katzman also served as Vice Chairman of the National Basketball Association's Cleveland Cavaliers and as Managing Partner of sports graphics company Fathead. Prior to founding Camelot in 1998, Mr. Katzman led a variety of consumer-oriented companies before becoming President of Home Depot S.O.C., a division of Home Depot USA specializing in the processing of special orders for Home Depot stores nationwide. We believe that Mr. Katzman is qualified to serve as a member of our board of directors due to his significant business leadership, investment, and financial experience, in particular in direct-to-consumer brands, as well as his perspective as one of our founding members and as a large stockholder.

        Steven Katzman has served as our Chief Operating Officer since May 2018 and as a member of our board since 2017. Prior to becoming Chief Operating Officer, Mr. Katzman served as our Chief Financial Officer from March 2018 to May 2018. For the past ten years, Mr. Katzman has also served as an advisor to Camelot, where he provides strategic overview across all portfolio companies and opportunities. Mr. Katzman also co-founded and serves as Chief Executive Officer of Steve's Blinds & Wallpaper, a family-owned, direct-to-consumer e-commerce business selling custom made blinds and wallpaper. Prior to these positions, Mr. Katzman served for nearly 20 years as Chief Executive Officer and President of American Blind and Wallpaper Factory and its related family of direct-to-consumer custom home decor companies. We believe that Mr. Katzman is qualified to serve as a member of our board of directors due to his significant business leadership, investment, and financial experience, in particular in direct-to-consumer brands, as well as his perspective as a stockholder.

        Kyle Wailes has served as our Chief Financial Officer since May 2018. Prior to joining SmileDirectClub, Mr. Wailes was with Intermedix, a leading provider of technology-enabled revenue cycle and practice management solutions for health care providers, where he served in different financial capacities beginning in 2012, including as Vice President of Strategy, Business Development and Analytics from 2012-2013, Senior Vice President from 2013-2015, Executive Vice President from 2015-2017, and Chief Financial Officer from 2017 to 2018. Prior to joining Intermedix, Mr. Wailes was a member in the health care investment banking division at Citigroup, focusing on health care services and health care information technology companies. Prior to that, Mr. Wailes was an Associate with Altaris Capital Partners, a private equity investment firm focused on the healthcare industry. Mr. Wailes started his career with Thomas Weisel Partners in the healthcare investment banking group. Mr. Wailes graduated from Brown University with a degree in pre-medicine and neuroscience and holds an M.B.A. from the Kellogg School of Management at Northwestern University.

        Jordan Katzman is our co-founder and has served as a member of our board since inception. Mr. Katzman first gained critical online e-commerce experience co-founding two technology companies with Mr. Fenkell, Illinoisrenewal.org and Want, before shifting to the direct-to-consumer strategy model via SmileDirectClub. We believe that Mr. Katzman is qualified to serve as a member of our board of directors due to the perspective and experience he brings as our co-founder and as a large stockholder, as well as his business experience.

        Alexander Fenkell is our co-founder and has served as a member of our board since inception. Mr. Fenkell first gained critical online e-commerce experience co-founding two technology companies with Mr. Jordan Katzman, Illinoisrenewal.org and Want, before shifting to the direct-to-consumer strategy model via SmileDirectClub. We believe that Mr. Fenkell is qualified to serve as a member of our board of directors due to the perspective and experience he brings as our co-founder and as a large stockholder, as well as his business experience.

        Susan Greenspon Rammelt has served as our General Counsel since April 2018, our Secretary since March 2019, and a member of our board since August 2019. Ms. Greenspon Rammelt has also served as General Counsel of Camelot since April 2018. Prior to joining SmileDirectClub, Ms. Greenspon Rammelt was a corporate law partner at Foley & Lardner LLP since 2017, where she represented domestic and international enterprises. Prior to that, Ms. Greenspon Rammelt was a partner at Dentons US LLP. Ms. Greenspon Rammelt has over 30 years of experience as a corporate attorney, focusing on mergers and acquisitions, financings, restructurings, corporate governance, and general corporate counseling, particularly in the retail and beauty industries.

        Kay Oswald has served as our President of International since November 2018. Prior to joining SmileDirectClub, Mr. Oswald served in different regional and global executive roles with Whirlpool Corporation, including as Category Leader Europe, Middle East and Africa from 2010-2013, Global Business Unit Director Health & Nutrition at KitchenAid from 2013-2015, and most recently as General Manager Asia-Pacific at KitchenAid. Prior to joining Whirlpool, Mr. Oswald held various marketing and commercial roles across Europe with Philips Consumer Lifestyle.

        Rick Schnall has been a member of our board since August 2018. Ms. Schnall has been with private equity firm Clayton, Dubilier & Rice for over 22 years, where he has been a financial partner since 2001 and serves on the Investment and Management Committees. Mr. Schnall currently serves on the boards of several health-related companies, including agilon health, Carestream Dental, Drive DeVilbiss Healthcare, Healogics, and naviHealth, and has previously served on the boards of several other companies. Previously, Mr. Schnall worked in the investment banking divisions of Smith Barney & Co. and Donaldson, Lufkin & Jenrette. We believe that Mr. Schnall is qualified to serve as a member of our board of directors due to his extensive experience with health-related and other companies, as well as his strong financial and investing experience.

        Senator William H. Frist, M.D. is expected to join our board of directors upon consummation of this offering. Dr. Frist is a heart and lung transplant surgeon, former U.S. Senator from Tennessee (1995-2007), and former Majority Leader of the U.S. Senate. He has been a partner at Cressey & Company, L.P., a private health services investment firm, since 2007, and is the founding partner of Frist Cressey Ventures. He is Co-Chair of the Health Project at the Bipartisan Policy Center. Dr. Frist also serves on the boards of the Robert Wood Johnson Foundation, The Nature Conservancy, and three publicly traded companies: AECOM, Teladoc Health, Inc., and Select Medical Holdings Corporation. Dr. Frist's qualifications to serve on our board of directors include his significant public company director experience, his financial experience and expertise and his health services experience and expertise.

        Richard F. Wallman is expected to join our board of directors upon consummation of this offering. From 1995 through his retirement in 2003, Mr. Wallman served as Senior Vice President and Chief Financial Officer of Honeywell International, Inc., a diversified technology company, and AlliedSignal, Inc., a diversified technology company (prior to its merger with Honeywell International, Inc.). Prior to joining AlliedSignal, Inc., Mr. Wallman served as Controller of International Business Machines Corporation. Mr. Wallman serves on the board of directors of Wright Medical, Inc., Charles River Laboratories International, Inc., Extended Stay America, Inc., Roper Technologies, Inc., all publicly traded companies in the United States, and Boart Longyear, a publicly traded company in Australia. Mr. Wallman previously served on the board of directors of Convergys Corporation and ESH Hospitality, Inc., all publicly traded companies. Mr. Wallman's qualifications to serve on our board of directors include his prior public company experience, including as Chief Financial Officer of Honeywell, his significant public company director experience, and his financial experience and expertise.

Election of Officers

        Each executive officer serves at the discretion of our board of directors and holds office until his or her successor is duly appointed or until his or her earlier resignation or removal. Jordan Katzman is David Katzman's son, and Steven Katzman is David Katzman's brother. There are no other family relationships among any of our directors or executive officers.

Composition of the Board of Directors

        Our business and affairs are managed under the direction of our board of directors. Following the completion of this offering, we expect our board of directors to initially consist of eight directors, of whom Mr. Schnall, Dr. Frist, and Mr. Wallman will be independent. Each of our current directors will continue to serve as a director until the election and qualification of his or her successor or until his or her earlier death, resignation, or removal. The authorized number of directors may be changed by resolution of our board of directors. Vacancies on our board of directors can be filled by resolution of our board of directors.

        Upon the consummation of this offering, our board of directors will be divided into three classes, each serving staggered, three-year terms:

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  our Class I directors will be Ms. Greenspon Rammelt, Mr. D. Katzman, and Mr. Schnall, and their terms will expire at the first annual meeting of stockholders following the date of this prospectus;

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  our Class II directors will be Mr. Fenkell, Dr. Frist, and Mr. Wallman, and their terms will expire at the second annual meeting of stockholders following the date of this prospectus; and

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  our Class III directors will be Mr. J. Katzman and Mr. S. Katzman, and their terms will expire at the third annual meeting of stockholders following the date of this prospectus.

        As a result, only one class of directors will be elected at each annual meeting of stockholders, with the other classes continuing for the remainder of their respective terms.

Background and Experience of Directors

        Upon completion of this offering, our nominating and corporate governance committee will be responsible for reviewing with our board of directors, on an annual basis, the appropriate characteristics, skills, and experience required for the board of directors as a whole and its individual members. In evaluating the suitability of individual candidates (both new candidates and current members), the nominating and corporate governance committee, in recommending candidates for election, and the board of directors, in approving (and, in the case of vacancies, appointing) such candidates, will take into account many factors, including the following:

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  personal and professional integrity;

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  ethics and values;

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  experience in corporate management, such as serving as an officer or former officer of a publicly held company;

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  experience in the industries in which we compete;

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  experience as a board member or executive officer of another publicly held company;

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  diversity of background and expertise and experience in substantive matters pertaining to our business relative to other board members;

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  conflicts of interest; and

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  practical and mature business judgment.

Controlled Company Exception

        In connection with the Reorganization Transactions and prior to the consummation of the offering, the Voting Group will enter into the Voting Agreement, pursuant to which the Voting Group will give David Katzman, our Chairman and Chief Executive Officer, sole voting, but not dispositive, power over the shares of our Class A and Class B common stock beneficially owned by the Voting Group. See "Certain Relationships and Related Party Transactions—Voting Agreement." As a result, because more than 50% of the voting power in the election of our directors will be held by an individual, group, or another company, we will be a "controlled company" within the meaning of the corporate governance standards of NASDAQ. As a controlled company, we may elect not to comply with certain corporate governance requirements, including the requirements that, within one year of the date of the listing of our Class A common stock: (1) a majority of our board of directors consists of "independent directors," as defined under the rules of such exchange, (2) our board of directors has a compensation committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities, and (3) our board of directors has a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities. For at least some period following this offering, we intend to utilize these exemptions. As a result, immediately following this offering we do not expect that the majority of our directors will be independent or that, other than the audit committee, any committees of our board of directors will be composed entirely of independent directors. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of NASDAQ. In the event that we cease to be a "controlled company" and our Class A common stock continues to be listed on NASDAQ, we will be required to comply with these provisions within the applicable transition periods.

Board Committees

        Our board of directors has established an audit committee, a compensation committee, and a nominating and corporate governance committee. The composition and responsibilities of each committee are described below. Our board of directors may also establish from time to time any other committees that it deems necessary or desirable. Members serve on these committees until their resignation or until otherwise determined by our board of directors.

Audit committee

        Our audit committee will consist of Mr. Wallman, Dr. Frist, and Mr. Schnall, with Mr. Wallman serving as chair. Our audit committee will be responsible for, among other things:

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  selecting and hiring our independent auditors, and approving the audit and non-audit services to be performed by our independent auditors;

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  assisting the board of directors in evaluating the qualifications, performance, and independence of our independent auditors;

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  assisting the board of directors in monitoring the quality and integrity of our financial statements and our accounting and financial reporting;

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  assisting the board of directors in monitoring our compliance with legal and regulatory requirements;

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  reviewing with management and our independent auditors the adequacy and effectiveness of our internal control over financial reporting processes;

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  assisting the board of directors in monitoring the performance of our internal audit function;

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  reviewing with management and our independent auditors our annual and quarterly financial statements;

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  reviewing and overseeing all transactions between us and a related person for which review or oversight is required by applicable law or that are required to be disclosed in our financial statements or SEC filings, and developing policies and procedures for the committee's review, approval and/or ratification of such transactions;

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  establishing procedures for the receipt, retention, and treatment of complaints received by us regarding accounting, internal accounting controls, or auditing matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters; and

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  preparing the audit committee report that the rules and regulations of the SEC require to be included in our annual proxy statement.

        The SEC rules and the NASDAQ rules require us to have one independent audit committee member upon the listing of our Class A common stock on NASDAQ, a majority of independent directors within 90 days of the effective date of the registration statement, and all independent audit committee members within one year of the effective date of the registration statement. Mr. Wallman, Dr. Frist, and Mr. Schnall each qualify as an independent director under the corporate governance standards of NASDAQ and the independence requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Compensation committee

        Upon completion of this offering, we expect our compensation committee will consist of Mr. D. Katzman, Mr. Fenkell, and Mr. Wallman, with Mr. Katzman serving as chair. The compensation committee will be responsible for, among other things:

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  reviewing and approving corporate goals and objectives relevant to the compensation of our Chief Executive Officer, evaluating our Chief Executive Officer's performance in light of those goals and objectives, and, either as a committee or together with the other independent directors (as directed by the board of directors), determining and approving our Chief Executive Officer's compensation level based on such evaluation;

  •
  reviewing and approving, or making recommendations to the board of directors with respect to, the compensation of our other executive officers, including annual base salary, bonus and equity-based incentives, and other benefits;

  •
  reviewing and recommending to the board of directors the compensation of our directors;

  •
  reviewing and discussing with management our "Compensation Discussion and Analysis" disclosure required by SEC rules;

  •
  preparing the compensation committee report required by the SEC to be included in our annual proxy statement; and

  •
  reviewing and making recommendations with respect to our equity and equity-based compensation plans.

Nominating and corporate governance committee

        Our nominating and corporate governance committee will consist of Mr. S. Katzman, Dr. Frist, and Mr. D. Katzman, with Mr. S. Katzman serving as chair. The nominating and corporate governance committee will be responsible for, among other things:

  •
  assisting our board of directors in identifying prospective director nominees and recommending nominees to the board of directors;

  •
  overseeing the evaluation of the board of directors and management;

  •
  reviewing developments in corporate governance practices and developing and recommending a set of corporate governance guidelines; and

  •
  recommending members for each committee of our board of directors.

Compensation Committee Interlocks and Insider Participation

        Decisions regarding the compensation of our executive officers have historically been made by a compensation committee of our board. Mr. David Katzman, who is our Chief Executive Officer, and Mr. Steven Katzman, who is our Chief Operating Officer, generally participate in discussions and deliberations of the board regarding executive compensation.

        Upon completion of this offering, the members of our compensation committee will be Mr. D. Katzman, Dr. Frist, and Mr. Wallman. None of the members of our compensation committee will have at any time been one of our executive officers or employees.

        None of our executive officers currently serves, or has served during the last completed fiscal year, as a member of the board of directors or compensation committee (or other committee performing equivalent functions) of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Code of Ethics

        We will adopt a new Code of Business Conduct and Ethics that applies to all of our officers, directors, and employees, including our principal executive officer, principal financial officer, principal accounting officer, and controller, or persons performing similar functions, which will be posted on our website. Our Code of Business Conduct and Ethics is a "code of ethics," as defined in Item 406(b) of Regulation S-K. We will make any legally required disclosures regarding amendments to, or waivers of, provisions of our code of ethics on our website. The information contained in, or that can be accessed through, our website is not incorporated by reference and is not part of this prospectus.

EXECUTIVE AND DIRECTOR COMPENSATION

Introduction

        This section discusses the compensation awarded to, earned by, or paid to the following three executive officers, who we have determined to be our named executive officers ("NEOs") for 2018. For 2018, our NEOs are our Chief Executive Officer and our next two most highly compensated executive officers other than our Chief Executive Officer who were serving as executive officers as of December 31, 2018.

Named Executive Officers for 2018
David Katzman—Chief Executive Officer
Steven Katzman—Chief Operating Officer
Susan Greenspon Rammelt—General Counsel

        Prior to this offering, our board of directors was responsible for reviewing our executive compensation program and determining the compensation of our NEOs. Following this offering, the compensation committee will be responsible for reviewing our executive compensation program and determining the compensation of our NEOs, including setting base salaries, approving corporate goals and objectives relating to the compensation of our NEOs, evaluating their performance in light of those objectives, and determining and approving their compensation, including equity-based compensation awards, as well as determining compensation policies for our other executive officers. Following this offering, the compensation committee will develop and maintain a compensation framework that is appropriate and competitive for a public company and may establish executive compensation objectives and programs that are different from those currently in place.

Our Executive Compensation Program

        For 2018, our executive compensation program was structured to drive performance, with a particular focus on long-term results. Our board of directors utilized traditional elements of compensation that reflect our company's overall success, including base salary, annual cash incentives and equity-based incentives. We believe that our executive compensation program promotes the success of our company and leads to better financial results, which, in turn, results in better returns for our stockholders.

        We have engaged Camelot Venture Group, or Camelot, to provide management services, including the services of our NEOs. David Katzman's services are governed by agreement with Camelot, while the services of Steven Katzman and Susan Greenspon Rammelt are governed by that certain Management Agreement, dated as of January 1, 2015, and amended from time to time (the "Management Agreement"), between us and Camelot. The Management Agreement provides for the compensation allocable to Steven Katzman and Susan Greenspon Rammelt (as detailed below in the Summary Compensation Table), in addition to several other individuals providing management services to us.

Philosophy and Objectives of Our Executive Compensation Program

        The fundamental principles followed by our board of directors in designing and implementing compensation programs for the NEOs are to:

  1.
  support our core values, strategic mission, and vision;

  2.
  align, to an appropriate extent, the interests of our executive officers with those of our stockholders;

  3.
  attract, motivate, and retain highly skilled executive officers with the business experience and acumen necessary for achieving our long-term business objectives; and

  4.
  link executive officer pay to short-term and long-term company performance.

        Our board of directors aims to provide a total compensation package that is comparable to that of other similar companies in the geographic area in which our NEOs are located. Our board of directors relies on various sources of compensation information to assess the competitiveness of our executive compensation program, including purchased competitive surveys, with data specific to the high growth medtech and direct-to-consumer industry for companies of similar revenue, employee population, and location. As part of this process, we measure the competitiveness of our executive compensation program by comparing a market midpoint developed from the relevant market data against actual pay levels for each executive officer position. We also review the mix of our compensation components with respect to fixed versus variable, short-term versus long-term, and cash versus equity-based pay. This information is then presented to our board of directors for its review and use.

Process For Determining Executive Compensation

        Board of directors:    Our board of directors reviews our executive compensation program and determines the compensation of our NEOs. Following this offering, we will have a Compensation Committee which will be tasked with, among other things, determining, in consultation with the Chairman and Chief Executive Officer, the compensation of our NEOs.

        Benchmarking and independent compensation consultant:    Our board of directors did not identify a specific peer group of companies or engage a compensation consultant with respect to the compensation of our NEOs for 2018. In connection with this offering we are considering engaging a compensation consultant to advise us with respect to the compensation of our NEOs. Following this offering, we may continue to engage this compensation consultant or a different compensation consultant to assist in developing a compensation framework that is appropriate and competitive for a public company, which may lead to the establishment of executive compensation objectives and programs that are different from those currently in place.

Elements of Compensation

        For 2018, the compensation that we paid to our NEOs consisted primarily of base salary and short-term and long-term incentive opportunities, as described more fully below. In addition, our NEOs are eligible for participation in Camelot's welfare benefit plans, and we reimburse Camelot for providing our NEOs with certain welfare benefits and perquisites.

Base salary

        Base salary represents the fixed portion of each NEO's compensation and is intended to provide compensation for expected day-to-day performance. 2018 annual base salary rates for Mr. S. Katzman and Ms. Greenspon Rammelt were $300,000 (increased to $            , as described below) and $            , respectively, which became effective January 1, 2018, for Mr. S. Katzman, and April 6, 2018, for Ms. Greenspon Rammelt. The following table sets forth the current annual base salaries for each of our named executive officers, effective as of July 30, 2018, for Mr. S. Katzman, and February 25, 2019, for Ms. Greenspon Rammelt, which included a raise of $            . Such 2019 base salary rates were determined in consultation with our board of directors.

NEO	2019 Annual Base Salary
David Katzman
Steven Katzman	$
Susan Greenspon Rammelt	$

        Mr. David Katzman provides services to several entities on behalf of Camelot, including us, for which Camelot compensates him, but not on a per-entity basis. As such, there is no discernable amount of compensation paid to Mr. D. Katzman for the discrete services he provides to us.

Short-term incentive compensation

        In 2018, our NEOs participated in an annual bonus program under which each of the NEOs was eligible to receive an annual cash performance bonus based upon company performance and each NEO's individual performance and contribution to our success, as determined by our board of directors. The target and maximum bonus levels for each of our NEOs for 2018 were (we do not provide threshold bonus levels for our annual bonus program):

NEO	Target Annual Bonus (% of annual base salary)	Maximum Annual Bonus (% of annual base salary)
David Katzman	N/A	N/A
Steven Katzman	50%	50%
Susan Greenspon Rammelt	100%	100%

        In 2019, our board of directors performed a comprehensive review of SmileDirectClub and individual performance for 2018 in connection with its determination of annual cash performance bonuses for our NEOs. Our annual bonus program is not based on any predetermined metrics, but instead was based on an evaluation of Company and individual performance in 2018, and included factors such as operational performance, the achievement of both individual goals and Company initiatives, and further development of our strategic plan.

        Based on this evaluation our board of directors determined that Mr. S. Katzman met expectations on the factors noted above, and correspondingly approved annual cash bonuses. The actual annual cash performance bonuses paid to our NEOs for 2018 performance are set forth in the column entitled "Bonus" in the Summary Compensation Table below. In 2018, Ms. Greenspon Rammelt's bonus was guaranteed at target level.

        In 2019, our NEOs will again participate in an annual bonus program under which each of the NEOs will be eligible to receive an annual cash performance bonus based upon Company performance and each NEO's individual performance and contribution to our success. The target and maximum bonus levels for each of our NEOs for 2019 are as follows (we do not provide threshold bonus levels for our annual bonus program):

NEO	Target Annual Bonus (% of annual base salary)	Maximum Annual Bonus (% of annual base salary)
David Katzman	N/A	N/A
Steven Katzman	50%	50%
Susan Greenspon Rammelt	100%	100%

Equity-based compensation

        On March 31, 2017, we granted 2,191 units in SDC Financial to Mr. S. Katzman, pursuant to a Restricted Unit Grant Agreement, to provide Mr. S. Katzman with an opportunity to share in the long-term success of SDC Financial. The units represent a profits interest in SDC Financial that allows him to share in our profits. To align Mr. S. Katzman's interests with our long-term interests, such units are subject to monthly vesting over the course of 60 months provided the NEO continues to provide services to us or for our benefit through each such vesting date. In addition, no distribution of profits will be made until a distribution threshold of $500 million distributed to the other members of SDC Financial is met.

        On April, 15, 2018, we granted 108 units in SDC Financial to Ms. Greenspon Rammelt, pursuant to a Restricted Unit Grant Agreement, to provide Ms. Greenspon Rammelt with an opportunity to share in the long-term success of SDC Financial. The units represent a profits interest in SDC Financial that allows her to share in our profits. To align Ms. Greenspon Rammelt's interests with our long-term interests, such units are subject to annual 20% vesting over the course of five years provided the NEO continues to provide services to us or for our benefit through each such vesting date. In addition, no distribution of profits will be made until a distribution threshold of $1 billion distributed to the other members of SDC Financial is met.

        On July 19, 2019, we amended both grants to provide partial accelerated vesting immediately prior to the closing of an initial public offering, including this offering. Immediately prior to the closing of this offering, both will be deemed to have vested in 60% of their respective grants with the remaining 40% of the grant vesting in monthly installments on a pro rata basis following the closing date of the offering and ending 24 months thereafter, subject to each of them continuing to provide services to us through each applicable vesting date.

        The grant-date value of the awards are found in the column entitled "Stock Awards" in the Summary Compensation Table below.

        Kyle Wailes, our CFO, entered into an IBA under which he will be entitled to a payment of $             million, 60% of which vests upon the consummation of this offering and 40% of which will vest on a monthly basis over the next 24 months. The amount payable will be paid in cash and/or shares of Class A common stock.

All other compensation

        401(k) plan:    Camelot participates in a 401(k) retirement savings plan (the "401(k) plan"). Under the 401(k) plan, participants, including our NEOs, who satisfy certain eligibility requirements may defer a portion of their compensation, within prescribed tax code limits, on a pre-tax basis through contributions to the 401(k) plan. For 2017 and 2018, we reimbursed Camelot for contributing certain amounts to the NEOs' 401(k) accounts, as detailed in the column entitled "All Other Compensation" in the Summary Compensation Table below. These contributions are fully vested when made.

        Travel expenses:    In addition, we provide certain reimbursements for our NEOs' expenses relating to commuting between their residences and our Nashville, Tennessee headquarters, the use of apartments, certain meals, rental cars, and other expenses while in Tennessee. For the year ended December 31, 2018, we paid $419,000 for commuting expenses, including use of a private plane.

Anticipated Equity Compensation Additions to Our Compensation Program Following the Offering

        In connection with this offering, we have adopted the SmileDirectClub, Inc. 2019 Omnibus Incentive Plan (the "Omnibus Plan") and the SmileDirectClub, Inc. 2019 Employee Stock Purchase Plan (the "ESPP"). The following are summaries of the material terms of the Omnibus Plan and ESPP and are qualified in their entirety by reference to the Omnibus Plan and ESPP, each of which are filed as exhibits to the registration statement of which this prospectus forms a part.

2019 Omnibus Incentive Plan

        On            , our board of directors adopted our Omnibus Plan, which was subsequently approved by our stockholders on            . No awards may be granted under our Omnibus Plan prior to the completion of this offering. Our Omnibus Plan will terminate on            , unless terminated earlier by our board of directors. Our Omnibus Plan allows for the grant of incentive stock options to employees, including the employees of any subsidiary, and for the grant of nonstatutory stock options, restricted stock awards, RSUs and other equity-based or cash-based awards to employees, directors, and consultants, including employees and consultants of any parent, subsidiary or affiliate.

        Authorized shares:    The maximum number of shares of our Class A common stock that may be issued under our Omnibus Plan is equal to              shares of the authorized, issued and outstanding shares of our Class A common stock as of the date our board of directors adopted our Omnibus Plan. The maximum number of shares of our Class A common stock that may be issued on the exercise of incentive stock

options under our Omnibus Plan is also             shares of such maximum number of shares issuable under the Omnibus Plan. Shares subject to awards granted under our Omnibus Plan that expire, are forfeited, are retained by us in order to satisfy any exercise price or any tax withholding, are repurchased by the company at their original purchase price or are settled in cash do not reduce the number of shares available for issuance under our Omnibus Plan. Further, shares of our Class A common stock covered by awards granted in connection with the assumption, replacement, conversion or adjustment of outstanding equity-based awards in the context of a corporate acquisition or merger shall not reduce the number of shares available for issuance under our Omnibus Plan.

        In addition, the number of shares of our Class A common stock reserved for issuance under our Omnibus Plan will automatically increase on the first day of each fiscal year, commencing on January 1, 2020, and ending on (and including) January 1, 2029, in an amount equal to 5% of the total number of shares of our Class A common stock outstanding on the last day of the calendar month before the date of each automatic increase, or a lesser number of shares determined by our board of directors.

        Non-employee director compensation limit:    The maximum number of shares of our Class A common stock subject to stock awards (and of cash subject to cash-based awards) granted under the Omnibus Plan or otherwise during any one calendar year to any non-employee director, taken together with any cash fees paid by us to such non-employee director during such calendar year for service on our board of directors, will not exceed $750,000 in total value; provided, however, that such maximum will instead be $1,500,000 for the first year in which a non-employee director serves on our board of directors (or the second year, if such non-employee director does not receive any awards under the Omnibus Plan during the first year).

        Plan administration:    Our board of directors or the compensation committee of our board of directors, acting as the plan administrator, administers our Omnibus Plan and the awards granted under it. The plan administrator may also delegate to one or more of our officers the authority to make awards under the Omnibus Plan to employees (other than officers) and consultants, and to otherwise administer the Omnibus Plan, within parameters specified by the plan administrator. Under our Omnibus Plan, the plan administrator has the authority to determine and amend the terms of awards and the applicable award agreements, including:

  •
  selecting the employees, consultants or directors to receive such awards;

  •
  determining the fair market value of shares of our Class A common stock underlying such awards and setting the exercise or purchase price of such awards, if any;

  •
  setting the number of shares or amount of cash subject to each such award;

  •
  determining the vesting conditions applicable to each such award, and providing for the acceleration of awards in its discretion;

  •
  providing for the accrual of dividends or dividend equivalents on awards (provided that no payment in respect thereof may be made prior to the vesting of an award);

  •
  determining whether all or a portion of an equity-based award should be settled in cash instead of in shares of our Class A common stock; and

  •
  amending the terms of outstanding awards, with the consent of any recipient whose rights would be materially and adversely affected by such amendment, including adjusting the vesting of an award, reducing the exercise price of a stock option or canceling stock options in exchange for stock options with a lower exercise price, restricted stock awards, RSUs, cash or other property.

        Stock options:    Incentive stock options and nonstatutory stock options are granted under stock option agreements adopted by the plan administrator. The plan administrator determines the exercise price for stock options, within the terms and conditions of the Omnibus Plan, provided that the exercise price of a stock option generally cannot be less than 100% of the fair market value of our Class A common stock on the date of grant. Options granted under the Omnibus Plan vest based on vesting criteria specified in the stock option agreement as determined by the plan administrator.

        Restricted stock unit awards:    RSUs are granted under restricted stock unit award agreements adopted by the plan administrator. An RSU may be settled by cash, delivery of stock or a combination of cash and stock as deemed appropriate by the plan administrator. Additionally, dividend equivalents may be credited in respect of shares covered by an RSU. RSUs granted under the Omnibus Plan vest based on vesting criteria specified in the restricted stock unit award agreement as determined by the plan administrator.

        Restricted stock awards:    Restricted stock awards are granted under restricted stock award agreements adopted by the plan administrator. A restricted stock award may be awarded in consideration for services or may be offered by the plan administrator for purchase. The plan administrator determines the terms and conditions of restricted stock awards, including vesting and forfeiture terms. If a participant's service relationship with us ends for any reason, we may receive any or all of the shares of Class A common stock held by the participant that have not vested as of the date the participant terminates service with us through a forfeiture condition or a repurchase right (at the original purchase price).

        Other awards:    The plan administrator may grant other cash-based, equity-based or equity related awards. The plan administrator will set the number of shares or the amount of cash under the award and all other terms and conditions of such awards. Such other awards granted under the Omnibus Plan vest based on vesting criteria specified in the award agreement as determined by the plan administrator.

        Changes to capital structure:    In the event there is a specified type of change in our capital structure, such as a stock split, reverse stock split or recapitalization, proportionate adjustments will be made to (1) the number and class of shares available for issuance under the Omnibus Plan (including pursuant to incentive stock options), and (2) the number and class of shares, and the exercise price, strike price or repurchase price, if applicable, of all outstanding awards.

        Corporate transactions:    Our Omnibus Plan provides that in the event of certain specified significant corporate transactions, generally including (i) a sale of all or substantially all of our assets, (ii) a merger, consolidation or other similar transaction of the company with or into another entity or (iii) a person or group becoming the beneficial owner of more than 50% of our then outstanding voting power (subject to certain exclusions), each outstanding award will be treated as the plan administrator determines. Such determination may, without limitation, provide for one or more of the following: (A) the assumption, continuation or substitution of such outstanding awards by the company, the surviving corporation or its parent, (B) the cancellation of such awards in exchange for a payment to the recipients equal to the excess of the fair market value of the shares subject to such awards over the exercise price of such awards (if any) or (C) the cancellation of any outstanding awards for no consideration. The plan administrator is not obligated to treat all awards (or portions thereof), even those that are of the same type, or all recipients, in the same manner and is not obligated to obtain the consent of any recipient to effectuate the treatment described above.

        Transferability:    Under our Omnibus Plan, awards are generally not transferable (other than by will or the laws of descent and distribution), except as otherwise provided under our Omnibus Plan or the applicable award agreements.

        Plan amendment or termination:    Our board of directors has the authority to amend or terminate our Omnibus Plan, although certain material amendments would require the approval of our stockholders, and amendments that would materially and adversely affect the rights of any recipient would require the consent of such recipient with respect to his or her awards.

Employee Stock Purchase Plan

        On            , our board of directors adopted our ESPP, which was subsequently approved by our sole stockholder on            . No awards may be granted under our ESPP prior to the completion of this offering. The ESPP permits our employees to contribute up to a specified percentage of base salary and commissions to purchase our shares at a discount. Our ESPP will terminate on            , unless terminated earlier by our board of directors. The purpose of the ESPP is to facilitate our employees' participation in the ownership and economic progress of SmileDirectClub by providing our employees with an opportunity to purchase shares of our common stock.

        Authorized shares:    Subject to adjustment,            shares of our common stock are available for sale under the ESPP. A participant may not purchase more than a maximum of $25,000 worth of shares of our common stock during any single offering period (calculated based on the closing price of shares on the first date of the offering period).

        In addition, the number of shares of our common stock reserved for issuance under our ESPP will automatically increase on the first day of each fiscal year, commencing on January 1, 2020, and ending on (and including) January 1, 2029, in an amount equal to 1% of the total number of shares of our common stock outstanding on the last day of the calendar month before the date of each automatic increase, or a lesser number of shares determined by our board of directors.

        Administration:    Our board of directors or a committee of members of the board will administer the ESPP and will have full and exclusive authority to:

  •
  construe, interpret and apply the terms of the ESPP;

  •
  determine eligibility (subject to Section 423 of the Internal Revenue Code); and

  •
  adjudicate all disputed claims filed under the ESPP.

        Eligibility:    Our employees who are employed on the first day of any offering period may participate in the ESPP, excluding employees who (i) have not been regular employees for, at least, 6 months prior to the offering period, (ii) are customarily employed 20 hours or less per week, or (iii) are customarily employed not more than 5 months in any calendar year. In addition, no employee will be eligible to participate in the ESPP if, immediately after the grant of an option to purchase shares under the ESPP, that employee would own 5% of the total combined voting power or value of all classes of our common stock. In addition, employees who are citizens or residents of a foreign jurisdiction will be prohibited from participating in the ESPP if the grant of an option to such employees would be prohibited under the laws of such foreign jurisdiction or if compliance with the laws of such foreign jurisdiction would cause the ESPP to violate the requirements of Section 423 of the Internal Revenue Code.

        Participation:    In order to participate in the ESPP, an employee who is eligible at the beginning of an offering period will authorize payroll deductions of up to 30% of base salary and commissions on an after-tax basis for each pay date during the offering period. A participant may not make any separate cash payment into his or her account, but may alter the amount of his or her payroll deductions during an offering period and may withdraw from participation.

        No participant may accrue options to purchase shares of our common stock at a rate that exceeds $25,000 in fair market value of our stock (determined as of the first day of the offering period during which such rights are granted) for each calendar year in which such rights are outstanding at any time.

        Offering Periods:    The ESPP provides for offering periods every six months, with purchases being made on the last trading day of each offering period. The initial offering period under the ESPP will commence on the effective date of this offering and will terminate approximately 6 months later.

        Purchases:    On the last day of an offering period, also referred to as the exercise date, a participant's accumulated payroll deductions are used to purchase shares of our common stock. The maximum number of full shares subject to option shall be purchased for such participant at the applicable purchase price with the accumulated payroll deductions (and contributions) in his or her account.

        Participants are not entitled to any dividends or voting rights with respect to options to purchase shares of our common stock under the ESPP. Shares received upon exercise of an option shall be entitled to receive dividends on the same basis as other outstanding shares of our common stock.

        Withdrawal and termination of employment:    A participant can withdraw all, but not less than all, of the payroll deductions and other contributions credited to his or her account for the applicable offering period by delivery of notice prior to the exercise date for such offering period. If a participant's employment is terminated on or before the exercise date (including due to retirement or death), the participant will be deemed to have elected to withdraw from the ESPP, and the accumulated payroll deductions held in the participant's account will be returned to the participant or his or her beneficiary (in the event of the participant's death).

        Adjustments upon changes in capitalization and certain transactions:    In the event of a merger, reorganization, consolidation, recapitalization, dividend or distribution, stock split, reverse stock split, spin-off or other similar transaction or other change in corporate structure affecting shares of our common stock or their value, our board of directors, in its sole discretion, is authorized to take action to:

  •
  terminate outstanding options in exchange for an amount of cash equal to the amount that would have been obtained if such options were currently exercisable;

  •
  provide for the assumption of outstanding options by a successor or survivor corporation (or a parent or subsidiary) or the substitution of similar rights covering such successor or survivor (or a parent or subsidiary);

  •
  make adjustments to the number and type of common stock subject to outstanding options under the ESPP or to the terms and conditions of outstanding options and options which may be granted in the future; and/or

  •
  shorten the offering period then in progress and set as the new exercise date the date immediately prior to the date of any transaction or event described above and provide for necessary procedures to effectuate such actions.

        Amendment and termination:    Our Board of Directors may amend, alter, suspend, discontinue or terminate the ESPP at any time and for any reason, except that our Board of Directors may not, without shareholder approval, increase the maximum number of shares of common stock that may be issued under the ESPP (except pursuant to or in connection with a change in capitalization or other transaction summarized above). Except as required to comply with Section 423 of the Internal Revenue Code, as required to obtain a favorable tax ruling from the Internal Revenue Service, or as specifically provided in the ESPP, no such amendment, alteration, suspension, discontinuation or termination of the ESPP may be made to an outstanding option which adversely affects the rights of any participant without the consent of such participant.

        U.S. federal income tax consequences:    The ESPP and the options to purchase shares of our common stock granted to participants under the ESPP are intended to qualify under the provisions of Sections 421 and 423 of the Internal Revenue Code. Under these provisions, no income will be taxable to a participant until the shares purchased under the ESPP are sold or otherwise disposed of. Upon a sale or other disposition of the shares, the participant's tax consequences will generally depend upon his or her holding period with respect to the shares. If the shares are sold or disposed of more than two years after the first day of the relevant offering period and one year after the date of acquisition of the shares, the participant will recognize ordinary income equal to the lesser of (1) an amount equal to 15% of the fair market value of the shares as of the date of option grant or (2) the excess of the fair market value of the shares at the time of such sale or disposition over the exercise price of the option. Any additional gain on such sale or disposition will be treated as long-term capital gain. We are generally not allowed a tax deduction for such ordinary income or capital gain.

        If shares are disposed of before the expiration of these holding periods, the difference between the fair market value of such shares at the time of purchase and the exercise price will be treated as income taxable to the participant at ordinary income rates in the year in which the sale or disposition occurs, and we will generally be entitled to a tax deduction in the same amount in such year.

Change in Control Severance Agreements

        We have entered into certain Change In Control Severance Agreements with the individual NEOs whereby each is entitled to certain payments, rights and benefits in connection with a termination of employment by us without Cause or by the NEO for Good Reason (both as defined below). To qualify for any benefits under such agreement the termination of employment must occur within the time period beginning three months before and ending twelve months following a change in control, and the NEO must execute, deliver to us and not revoke a release of claims. If the NEO complies with the applicable requirements, the NEO will be entitled to the following accrued benefits:

  •
  any earned but unpaid base salary through the date of termination of employment;

  •
  any accrued but unused vacation pay through the date of termination of employment;

  •
  any unreimbursed expenses incurred by the NEO through the date of termination; and

  •
  such fully vested and non-forfeitable employee benefits, if any, to which the NEO may be entitled under our employee benefit plans.

        In addition, the NEO will be entitled to the following severance benefits:

  •
  a lump-sum severance payment in an amount equal to (x) 18-24 months of the NEO's annual then-current base salary and (y) 100% of the NEO's annual target bonus;

  •
  if the NEO participates in our medical plans and elects to continue to receive group health insurance coverage under the Consolidated Omnibus Budget Reconciliation Act ("COBRA"), we will either directly pay or reimburse the NEO for all monthly COBRA premiums, whether monthly or in a lump-sum cash payment, at our sole discretion, incurred by the NEO on behalf of both the NEO and such NEO's dependents for a period of 18-24 months;

  •
  in the event that the NEOs equity awards that vest solely based on time are not assumed, converted or replaced, full vesting acceleration for such awards;

  •
  in the event that the NEO's equity awards that have performance-based vesting requirements are not assumed, converted or replaced where the performance goals have been determined to be achieved in whole or in part as of the termination date and that remain subject to time-based vesting, full vesting acceleration for such awards;

In the event that the NEO's equity awards that have performance-based vesting requirements are not assumed, converted or replaced where the performance goals have not yet been determined to be achieved as of the termination date, a pro rata portion of the award shall be determined to be earned and vested based on our actual performance against the applicable performance goals through the date of the consummation of the change in control and the number of days that have elapsed in the performance period through the change in control.

        The individual agreements define "Cause" as follows: "'Cause' for termination of the Participant's Continuous Service Status will exist if the Participant's Continuous Service Status is terminated for any of the following reasons: (i) Participant's willful failure to perform his or her duties and responsibilities to the Company or Participant's violation of any written Company policy; (ii) Participant's commission of any act of fraud, embezzlement or dishonesty, or any other misconduct that has caused or is reasonably expected to result in injury to the Company (including, for the avoidance of doubt, reputational harm); (iii) Participant's unauthorized use or disclosure of any proprietary information or trade secrets of the Company or any other party to whom the Participant owes an obligation of nondisclosure as a result of his or her relationship with the Company; (iv) Participant's material breach of any of his or her obligations under any written agreement or covenant with the Company; (v) Participant's commission of a felony or other crime involving moral turpitude; or (vi) Participant's gross negligence in connection with his or her performance of services. The determination as to whether a Participant's Continuous Service Status has been terminated for Cause shall be made in good faith by the Company and shall be final and binding on the Participant. The foregoing definition does not in any way limit the Company's ability to terminate a Participant's employment or consulting relationship at any time."

        The individual agreements define "Good Reason" as follows: "'Good Reason' means the occurrence, without the Participant's written consent, of any one or more of the following events or circumstances: (i) the Participant's duties or responsibilities are materially diminished in a manner which is inconsistent with the provisions of this Agreement; (ii) the Participant ceases to hold a position of like status to that under this Agreement; (iii) any fundamental term of this Agreement is breached other than by the Participant; (iv) the Participant's annual base salary, annual target bonus or other Participant benefits are materially reduced, except where such reduction is expressly permitted under the terms of this Agreement or where a similar reduction is applied generally across the senior management team; or (v) the Participant is required to relocate the Participant's principal place of employment more than 50 miles from the Participant's normal place of work unless the Participant's principal place of employment is brought within 50 miles (whether by distance or commuting time) of the Participant's home residence by such relocation; provided, that (A) the Participant provides the Company with Notice stating clearly the event or circumstance that constitutes Good Reason in the Participant's belief (acting in good faith) within 30 days of its occurrence, (B) the Company shall have a period of not less than 30 working days (the "Cure Period") to cure the event or circumstance allegedly constituting Good Reason, and (C) the Participant must actually terminate Continuous Service Status no later than 10 days following the end of such Cure Period, if the Good Reason condition remains uncured. For the avoidance of doubt, Good Reason shall not exist if the event or circumstance allegedly constituting Good Reason is cured by the Company or if the Participant fails to terminate the Participant's Continuous Service Status hereunder within 10 days following the end of the Cure Period."

Incentive Bonus Agreements

        Over the course of the company's history, we have entered into incentive bonus agreements ("IBAs") with certain employees who have been integral to our success as a means to attract and retain such individuals. The IBAs provide for payments in connection with certain liquidity events, including an initial public offering ("IPO"), with a bonus paid on or soon following the closing of a liquidity event (the "Closing Bonus") and an additional bonus that may be payable to certain employees following such liquidity event based on continued employment with us for retention purposes (the "Retention Bonus"). In connection with the IPO, we expect to pay Closing Bonuses, payable in cash and/or stock or a combination thereof, with an aggregate value, based on the midpoint of the range set forth on the cover page of the prospectus, of approximately $            , and additional Retention Bonuses payable in restricted stock units with an aggregate value of approximately $            . Each $1.00 increase or decrease in the initial public offering price per share of Class A common stock from the midpoint of the estimated price range set forth on the cover page of this prospectus would increase or decrease the aggregate value of the Closing Bonuses by approximately $             million and would increase or decrease the aggregate value of the Retention Bonuses by approximately $             million. The Retention Bonus restricted stock units vest over time, up to 48 months, depending on the employee. The number of shares of stock or restricted stock units issued as part of the Closing Bonus and Retention Bonus shall be determined by dividing the amount of the respective bonus by the offering price that is set by our underwriters in connection with the IPO, rounding the result to the nearest whole share.

Emerging Growth Company Status

        We are an "emerging growth company," as defined in the JOBS Act. As an emerging growth company, we will be exempt from certain requirements related to executive compensation, including the requirements to hold non-binding advisory votes on executive compensation and to provide information relating to the ratio of annual total compensation of our Chief Executive Officer to the median of the annual total compensation of all of our employees, each as required under Sections 14 and 14A of the Exchange Act.

Director Compensation

        The following table sets forth information regarding compensation earned by or paid to our directors during the year ended December 31, 2018, excluding the NEOs for whom we provide compensation disclosure below (David Katzman and Steven Katzman).

Name(a)(b)	Fees earned or paid in cash ($)	Stock awards ($)	Option awards ($)	Non-equity incentive plan compensation ($)	Nonqualified deferred compensation earnings ($)	All other compensation ($)	Total ($)
Jordan Katzman	0	0	0	0	0	209,614	209,614
Alexander Fenkell(c)	0	0	0	0	0	316,614	316,614

(a)
Rick Schnall received no compensation as a director or otherwise from us. Therefore, we excluded him from this table.

(b)
We did not pay our directors for services provided to us as directors during the year ended December 31, 2018. Jordan Katzman and Alexander Fenkell were compensated by Camelot for providing services to us as consultants as provided in the Management Services Agreement detailed in the Certain Relationships and Related Party Transactions—Other Related Party Transactions disclosure below, but not for services as directors. As such, we have only included compensation received as consultants in the "All other compensation" column.

(c)
In addition to the consulting fees received by Mr. Fenkell, the amount disclosed for him includes the aggregate incremental costs of perquisites and other personal benefits, including (i) $12,000 in 2018 for personal use of aircraft paid for by the company by Mr. Fenkell and (ii) other transportation and living costs of $95,000 in 2018 for Mr. Fenkell to commute to our principal executive office in Nashville, Mr. J. Katzman received no additional payments or benefits for providing us services.

        William H. Frist, MD, will become a member of our board of directors effective upon the closing of the offering. In addition to annual board fees of $150,000, Dr. Frist will receive a number of restricted stock units having an aggregate grant date fair value of $850,000, which will vest in equal installments on the date he becomes a board member for the two years following the closing of the offering, subject to his continued service on the board through such date.

        Richard F. Wallman will also become a member of our board of directors effective upon the closing of the offering. In exchange for his services, Mr. Wallman will receive annual grants of restricted stock units having an aggregate grant date fair value of $300,000, which will be fully vested as of the dates of grant.

Summary Compensation Table

Name and Principal Position(a)	Year	Salary ($)	Bonus ($)	Stock Awards(b)(c)(d) ($)	All Other Compensation(e) ($)	Total ($)
Steven Katzman(f)	2018	302,544	125,589	0	185,479	613,612
Chief Operating Officer	2017	198,214	0	3,377,295	9,231
Susan Greenspon Rammelt(f)	2018	315,480	500,000	531,736	12,307	1,359,523
General Counsel

(a)
David Katzman provides management services to us through Camelot. Camelot pays an entity that is wholly owned by Mr. D. Katzman for providing services to us and to other entities. No amounts are reflected in the above table for him because he provides services to several entities on behalf of Camelot for which Camelot provides compensation, but not on a per-entity basis. As such, there is no discernable amount of compensation paid to Mr. D. Katzman for the discrete services he provides to us.

(b)
For 2018, amounts reflect the full grant-date fair value of the units in SDC Financial granted pursuant to Susan Greenspon Rammelt's Restricted Unit Grant Agreement, dated as of April 15, 2018, in accordance with ASC Topic 718. For additional information regarding assumptions used to calculate the value of such awards, please refer to Note 1 to our consolidated financial statements included elsewhere in this prospectus.

(c)
For 2017, amounts reflect the full grant-date fair value of the units in SDC Financial granted pursuant to Steven Katzman's Restricted Unit Grant Agreement, dated as of March 31, 2017, in accordance with ASC Topic 718. For additional information regarding assumptions used to calculate the value of such awards, please refer to Note 1 to our consolidated financial statements included elsewhere in this prospectus.

(d)
We have not granted options, nonequity incentive plan compensation, or nonqualified deferred compensation to any of the NEOs. Therefore, we have excluded those columns from this table.

(e)
Amounts disclosed in this column include the aggregate incremental costs of perquisites and other personal benefits, including, among other things: (i) $205,000 in 2018 for personal use of aircraft paid for by the company by Mr. D. Katzman, (ii) $100,000 in 2018 for personal use of aircraft paid for by the company by Mr. S. Katzman, (iii) other transportation and living costs for Mr. D. Katzman of $41,000 in 2018 for Mr. D. Katzman to commute to our principal executive office in Nashville, (iv) other transportation and living costs for Mr. S. Katzman of $73,000 in 2018 for Mr. S. Katzman to commute to our principal executive office in Nashville, (v) $12,479 in 2018 representing employer contributions to Mr. S. Katzman's 401(k) account, (vi) $12,307 in 2018 representing employer contributions to Ms. Greenspon Rammelt's 401(k) account.

(f)
During 2018, Steven Katzman and Susan Greenspon Rammelt were consultants providing management services to us through Camelot. Pursuant to our Management Agreement with Camelot, we paid Camelot a management fee and Camelot then paid Mr. Katzman and Ms. Greenspon Rammelt for providing services to us. The total management fee paid by us to Camelot includes payments for other individual consultants. The salary and bonus amounts in the table reflect the portion of the management fee attributed to Mr. Katzman and Ms. Greenspon Rammelt. We paid Camelot $3.3 million in management fees and expenses in 2018, including, but not limited to, for the services of Mr. Katzman and Ms. Greenspon Rammelt and the other Camelot consultants provided for in the Management Agreement.

Outstanding Equity Awards as of December 31, 2018

		Profits Interest Awards(b)(c)(d)
Name and Principal Position(a)	Grant Date	Number of units that have not vested (#)	Market value of units that have not vested ($)(g)
Steven Katzman(e)	March 31, 2017	1,424	30,630,696
Susan Greenspon Rammelt(f)	April 15, 2018	108	1,887,883

(a)
We have excluded David Katzman from this table because he did not receive any equity awards through December 31, 2018.

(b)
We have excluded the Option Awards portion of this table because we granted no option awards to our NEOs through December 31, 2018.

(c)
We have excluded the columns regarding equity incentive plan awards from this table because we did not have an equity incentive plan through December 31, 2018.

(d)
The Class B restricted units granted to our NEOs were designed to qualify as profits interests that had a time-based vesting requirement along with an initial distribution threshold that had to be met before the NEO was eligible to participate in future appreciation.

(e)
Mr. Katzman's March 2017 restricted unit grant provided that the time-based vesting requirement would be satisfied for one sixtieth (1/60) of the units on the first day of each month following the grant date and ending 60 months thereafter. The distribution threshold requirement would have been satisfied when distributions to other members reached $500 million.

(f)
Ms. Greenspon Rammelt's April 2018 restricted unit grant provided that the time-based vesting requirement would be satisfied as follows, 20% on April 15, 2019, and 20% annually on April 15 for the four succeeding years thereafter until all of the units were vested. The distribution threshold requirement would have been satisfied when distributions to other members reached $1 billion.

(g)
The Class B restricted units in SDC Financial were not publicly traded as of December 31, 2018. The value of the Class B restricted units included in this table on that date is based on our board of directors' determination of the liquidation value of such units as of that date, excluding any premium or marketability discounts.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        The table below sets forth information regarding the beneficial ownership of shares of our Class A common stock and Class B common stock as of            , 2019 for:

  •
  each person known by us to own beneficially more than 5% of any class of our outstanding shares of common stock;

  •
  each of the directors and named executive officers individually; and

  •
  all of our directors and named executive officers as a group.

        The following table does not reflect any shares of our Class A common stock that directors, officers, or principal stockholders may purchase in this offering, including pursuant to our directed share program.

        The beneficial ownership information is presented on the following bases:

  •
  after giving effect to the Reorganization Transactions (as described under "Organizational Structure"), but before this offering;

  •
  after giving effect to the Reorganization Transactions described above, plus (i) the sale of            shares of Class A common stock by us in this offering and (ii) our related purchase of LLC Units from SDC Financial and SDC Financial's related purchase and cancellation of             LLC Units from the Pre-IPO Investors with a portion of the net proceeds of this offering; and

  •
  after giving effect to the issuance and purchases described above, plus (i) the sale of            additional shares of Class A common stock by us in connection with the underwriters' option to purchase additional shares in this offering and (ii) our related purchase of LLC Units from SDC Financial and SDC Financial's related purchase and cancellation of            additional LLC Units (with cancellation of an equal number of shares of Class B common stock) from the Pre-IPO Investors with a portion of the net proceeds of this offering.

        Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to such securities. Accordingly, if an individual or entity is a member of a "group" which has agreed to act together for the purpose of acquiring, holding, voting or disposing of such securities, such individual or entity is deemed to be the beneficial owner of such securities held by all members of the group. Further, if an individual or entity has or shares the power to vote or dispose of such securities held by another entity, beneficial ownership of such securities held by such entity may be attributed to such other individuals or entities. Except as otherwise indicated, all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws.

        In connection with the Reorganization Transactions and prior to the consummation of the offering, certain trusts affiliated with David Katzman, our Chairman and Chief Executive Officer, Steven Katzman, our Chief Operating Officer, Jordan Katzman and Alexander Fenkell, our co-founders, and certain of their affiliated trusts and entities, who we collectively refer to as the Voting Group, will enter into the Voting Agreement, pursuant to which the Voting Group will give David Katzman, our Chairman and Chief Executive Officer, sole voting, but not dispositive, power over the shares of our Class A and Class B common stock beneficially owned by the Voting Group. The Voting Agreement terminates upon the earlier of (i) the ten-year anniversary of the consummation of an initial public offering of any shares of our common stock and (ii) the date on which the shares of Class B common stock held by the Voting Group and their permitted transferees represent less than 15% of the Class B common stock held by the Voting Group and their permitted transferees as of immediately following the consummation of an initial public offering of any shares of our common stock; or other events. See "Certain Relationships and Related Party Transactions—Voting Agreement."

        Except as otherwise indicated in the footnotes below, the address of each beneficial owner is c/o SmileDirectClub, Inc., 414 Union St., Nashville, Tennessee 37219.

Combined Voting Power
	Class A Common Stock(a)(b)						Class B Common Stock(a)(b)								% of Combined Voting Power After Offering, Including Full Option Exercise
					Shares After Offering, Including Full Option Exercise						Shares After Offering, Including Full Option Exercise
													% of Combined Voting Power Before Offering	% of Combined Voting Power After Offering
	Shares Before Offering		Shares After Offering				Shares Before Offering		Shares After Offering
Name and address of Beneficial Owner	Number	%	Number	%	Number	%	Number	%	Number	%	Number	%
David Katzman(c)(d)
Jordan Katzman(c)(e)
Alexander Fenkell(c)(f)
Steven Katzman(c)(g)
Rick Schnall(h)

Kyle Wailes(i)
Susan Greenspon Rammelt(j)
Executive Officers and Directors as a Group (9 persons)
CD&R SDC Holdings, Inc.(h)

(a)
Our Class A common stock entitles holders thereof to one vote per share, and our Class B common stock initially entitles holders thereof to ten votes per share, voting together as a single class. See "Description of Capital Stock—Common Stock."

(b)
Subject to the terms and conditions of the SDC Financial LLC Agreement, LLC Units are exchangeable (with automatic cancellation of an equal number of shares of Class B common stock) for shares of our Class A common stock on a one-for-one basis, subject to customary adjustment for stock splits, stock dividends, and reclassifications, or for cash (based on the market price of the shares of Class A common stock), with the form of consideration determined by the disinterested members of our board of directors. See "Certain Relationships and Related Party Transactions—SDC Financial LLC Agreement—Exchange rights." Beneficial ownership of LLC Units is not reflected in this table; however, information concerning ownership of LLC Units is included in the footnotes below, where applicable.

(c)
As a result of the Voting Agreement, following this offering, David Katzman may be deemed to beneficially own in the aggregate            shares of Class B common stock that are owned by other members of the Voting Group. Mr. Katzman disclaims beneficial ownership of all shares of Class B common stock subject to the Voting Agreement, other than those held by DBK Investments LLC.

(d)
Following this offering, Mr. Katzman will beneficially own             LLC Units and shares of Class B common stock held by DBK Investments, LLC, of which he is the manager, which is wholly owned by the David B. Katzman 2018 Irrevocable Trust, over which he has sole voting and investment control. Excludes             LLC Units and shares of Class B common stock that, following this offering, will be beneficially owned by Heather Katzman, Mr. Katzman's spouse.

(e)
Following this offering, Mr. Katzman will beneficially own (i)              LLC Units and shares of Class B common stock held by JM Katzman Investments, LLC, of which his is manager, which is wholly owned by the Jordan M. Katzman 2018 Irrevocable Trust, over which he has sole voting and investment control, and (ii)              LLC Units and shares of Class B common stock held by the Jordan M. Katzman Revocable Trust, of which he is trustee.

(f)
Following this offering, Mr. Fenkell will beneficially own (i)              LLC Units and shares of Class B common stock held by the Alexander J. Fenkell 2018 Irrevocable Trust, of which he is trustee, and (ii)              LLC Units and shares of Class B common stock held by the Alexander Fenkell Revocable Trust, of which he is trustee.

(g)
Following this offering, Mr. Katzman will beneficially own (i)             LLC Units and shares of Class B common stock held by the David B. Katzman 2009 Family Trust, of which he is trustee, and (ii)              LLC Units and shares of Class B common stock held in his individual capacity, including             restricted LLC Units and shares of Class B common stock that will be subject to monthly vesting through March 2022 (of which             LLC Units and shares of Class B common stock will vest within 60 days of                , 2019). See "Executive and Director Compensation—Elements of Compensation—Equity-based compensation."

(h)
The beneficial owners of CD&R SDC Holdings Inc. are            . Each of such CD&R entities and Mr. Schnall may be deemed to beneficially own the shares beneficially owned by the CD&R funds directly or indirectly controlled by it or him, but each (other than the CD&R funds to the extent of their direct holdings) disclaims beneficial ownership of such shares. The address of each of the entities listed in this footnote is             .

(i)

(j)
Following this offering, Ms. Greenspon Rammelt will beneficially own             LLC Units and shares of Class B common stock, including             restricted LLC Units and shares of Class B common stock that will be subject to monthly vesting through April 2023 (of which             LLC Units and shares of Class B common stock will vest within 60 days of            , 2019). See "Executive and Director Compensation—Elements of Compensation—Equity-based compensation."

*
Represents beneficial ownership of less than 1%.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

        The agreements described in this section, or forms of such agreements as they will be in effect at the time of this offering, will be filed as exhibits to the registration statement of which this prospectus forms a part, and the following descriptions are qualified by reference thereto.

Reorganization Transactions

        Prior to and in connection with the consummation of this offering, we will consummate the Reorganization Transactions pursuant to the agreements described below. See "Organizational Structure."

SDC Financial LLC Agreement

        As a result of the Reorganization Transactions, SDC Inc. will hold a significant equity interest in SDC Financial and will be the managing member of SDC Financial. Accordingly, SDC Inc. will operate and control all of the business and affairs of SDC Financial and, through SDC Financial and its operating subsidiaries, conduct SmileDirectClub's business.

        Prior to the completion of this offering, the operating agreement of SDC Financial will be amended and restated to, among other things, modify the capital structure of SDC Financial by replacing the different classes of membership interests with a single new class of membership interests of SDC Financial, which we refer to as LLC Units. Each of the Continuing LLC Members and SDC Inc. will enter into the SDC Financial LLC Agreement.

        Under the SDC Financial LLC Agreement, SDC Inc., as the managing member of SDC Financial, has the right to determine when distributions (other than tax distributions) will be made to holders of LLC Units in SDC Financial and the amount of any such distributions, subject to limitations imposed by applicable law and contractual restrictions (including pursuant to our debt instruments). If a distribution with respect to LLC Units is authorized, such distribution will be made to the holders of LLC Units pro rata based on their holdings of LLC Units in accordance with their terms. In turn, SDC Financial, which is the managing member of SDC LLC, has the right to determine when distributions (other than tax distributions) will be made by SDC LLC to SDC Financial and the amount of any such distributions, and SDC LLC, which is the managing member of SDC Holding, has the right to determine when distributions (other than tax distributions) will be made by SDC Holding to SDC LLC and the amount of any such distributions.

        Under the terms of the SDC Financial LLC Agreement, all of the LLC Units received by the Continuing LLC Members in the Reorganization Transactions will be subject to restrictions on disposition. Additionally, following consummation of the Reorganization Transactions, LLC Units will be subject to the same vesting and/or forfeiture conditions as the previously held securities in SDC Financial, as applicable.

        The holders of LLC Units, including SDC Inc., will incur U.S. federal, state, and local income taxes on their respective share of any taxable income of SDC Financial. Net profits and net losses of SDC Financial generally will be allocated to the holders of LLC Units (including SDC Inc.) pro rata in accordance with their respective share of the net profits and net losses of SDC Financial. The SDC Financial LLC Agreement will provide for cash distributions, which we refer to as "tax distributions," based on certain assumptions, to the holders of LLC Units (including SDC Inc.) pro rata based on their holdings of LLC Units. Generally, these tax distributions to holders of LLC Units will be an amount equal to our estimate of the taxable income of SDC Financial, net of taxable losses, allocable per LLC Unit multiplied by an assumed tax rate set forth in the SDC Financial LLC Agreement. Because tax distributions will be determined based on an assumed tax rate, SDC Financial may be required to make tax distributions that, in the aggregate, may exceed the amount of taxes that SDC Financial would have paid if it were itself taxed on its net income. Tax distributions will be made only to the extent all distributions from SDC Financial for the relevant year were insufficient to cover such tax liabilities. Any distributions will be subject to available cash and applicable law and contractual restrictions.

Exchange rights

        Subject to the terms and conditions of the SDC Financial LLC Agreement, the Continuing LLC Members will have the right to exchange their LLC Units (with automatic cancellation of an equal number of shares of Class B common stock) for shares of our Class A common stock on a one-for-one basis, subject to customary adjustments for stock splits, stock dividends, reclassifications, and other similar transactions, or for cash (based on the market price of the shares of Class A common stock), with the form of consideration determined by the disinterested members of our board of directors. The SDC Financial LLC Agreement will provide that, as a general matter, a Continuing LLC Member will not have the right to exchange LLC Units if we determine that such exchange would be prohibited by law. We may impose additional restrictions on exchange that we determine to be necessary or advisable so that SDC Financial is not treated as a "publicly traded partnership" for U.S. federal income tax purposes. As Continuing LLC Members exchange their LLC Units, those LLC Units thereafter will be owned by SDC Inc. and SDC Inc.'s interest in SDC Financial will be correspondingly increased. The corresponding shares of Class B common stock will be cancelled. We have reserved for issuance shares of Class A common stock in respect of the aggregate number of shares of Class A common stock that may be issued upon exchange of LLC Units.

        A Continuing LLC Member will not be permitted to exchange LLC Units pursuant to the SDC Financial LLC Agreement during the 180-day period after the date of this prospectus, unless it has executed a lock-up agreement.

Voting Agreement

        Prior to the consummation of this offering, certain trusts affiliated with David Katzman, our Chairman and Chief Executive Officer, Steven Katzman, our Chief Operating Officer, Jordan Katzman and Alexander Fenkell, our co-founders, and certain of their affiliated trusts and entities, who we collectively refer to as the Voting Group, will enter into the Voting Agreement, pursuant to which the Voting Group will give David Katzman sole voting, but not dispositive, power over the shares of our Class A and Class B common stock beneficially owned by the Voting Group.

Purchase of LLC Units

        We intend to use all of the net proceeds we receive from this offering (including from any exercise of the underwriters' option to purchase additional shares of Class A common stock) to purchase newly issued LLC Units from SDC Financial. We intend to cause SDC Financial to use approximately $            (or approximately $            if the underwriters' option to purchase additional shares of Class A common stock is exercised in full) of such proceeds to purchase and cancel             LLC Units (or             LLC Units if the underwriters' option to purchase additional shares of Class A common stock is exercised in full) from the Pre-IPO Investors at a price per LLC Unit equal to the public offering price per share of Class A common stock in this offering, less the underwriting discount.

        The table below sets forth the number of LLC Units to be purchased by SDC Financial from Pre-IPO Investors, assuming both no exercise and full exercise of the underwriters' option to purchase up to an additional            shares of Class A common stock, based on an assumed initial public offering price of $        per share of Class A common stock, which is the midpoint of the estimated price range set forth on the cover page of this prospectus. See "Use of Proceeds" and "Security Ownership of Certain Beneficial Owners and Management."

	Assuming No Option Exercise		Assuming Full Option Exercise
	# of LLC Units to be Purchased	Aggregate Purchase Price	# of LLC Units to be Purchased	Aggregate Purchase Price
David Katzman(a)		$		$
Jordan Katzman(b)
Alexander Fenkell(c)
Steven Katzman(d)
Susan Greenspon Rammelt
CD&R SDC Holdings, Inc.

Total		$		$

(a)
Includes             LLC Units purchased from DBK Investments, LLC. Excludes             LLC Units purchased from Heather Katzman, Mr. Katzman's spouse.

(b)
Includes (i)              LLC Units purchased from JM Katzman Investments, LLC and (ii)              LLC Units purchased from the Jordan M. Katzman Revocable Trust.

(c)
Includes (i)              LLC Units purchased from the Alexander J. Fenkell 2018 Irrevocable Trust and (ii)               LLC Units purchased from the Alexander Fenkell Revocable Trust.

(d)
Includes (i)              LLC Units purchased from the David B. Katzman 2009 Family Trust and (ii)              LLC Units purchased from Mr. Katzman in his individual capacity.

Registration Rights Agreement

        Effective upon the consummation of this offering, we intend to enter into the Registration Rights Agreement, whereby, following the expiration of the 180-day lock-up period related to this offering, we may be required to register under the Securities Act the sale of shares of our Class A common stock that may be issued to Continuing LLC Members upon exchange of their LLC Units. The Registration Rights Agreement will also require us to make available and keep effective shelf registration statements permitting sales of shares of Class A common stock into the market from time to time over an extended period. In addition, certain of the Continuing LLC Members will have the ability to exercise certain demand registration rights and/or piggyback registration rights in connection with underwritten registered offerings requested by any of the Continuing LLC Members or initiated by us.

Tax Receivable Agreement

        Our purchase of LLC Units from SDC Financial, coupled with SDC Financial's purchase and cancellation of LLC Units from the Pre-IPO Investors in connection with this offering, as described under "Use of Proceeds," and any future exchanges of LLC Units for our Class A common stock or cash are expected to result in increases in our allocable tax basis in the assets of SDC Financial that otherwise would not have been available to us. These increases in tax basis are expected to reduce the amount of cash tax that we would otherwise have to pay in the future due to increases in depreciation and amortization deductions (for tax purposes). These increases in tax basis may also decrease gain (or increase loss) on future dispositions of certain assets of SDC Financial to the extent the increased tax basis is allocated to those assets. The IRS may challenge all or part of these tax basis increases, and a court could sustain such a challenge.

        In connection with the consummation of this offering, we and SDC Financial will enter into the Tax Receivable Agreement, pursuant to which we will agree to pay the Continuing LLC Members 85% of the cash savings, if any, in U.S. federal, state, and local income tax or franchise tax that we actually realize as a result of (a) the increases in tax basis attributable to exchanges by Continuing LLC Members and (b) tax benefits related to imputed interest deemed to be paid by us as a result of the Tax Receivable Agreement. We expect to benefit from the remaining 15% of cash savings, if any, that we realize. For purposes of the Tax Receivable Agreement, cash savings will be computed by comparing our actual income tax liability to the amount of such taxes that we would have been required to pay had there been no increase to the tax basis of the assets of SDC Financial as a result of the exchanges and had we not entered into the Tax Receivable Agreement. The term of the Tax Receivable Agreement will commence upon the consummation of this offering and will continue until all such tax benefits have been utilized or expired, unless we exercise our right to terminate the Tax Receivable Agreement for an amount based on a specified formula to determine the present value of payments remaining to be made under the agreement (including payments that would be made if all LLC Units were then exchanged for Class A common stock). The Tax Receivable Agreement will cover any exchanges of LLC Units issued to the current parties to that agreement after the offering, and it is possible that new investors in LLC Units after this offering may become parties to the Tax Receivable Agreement as well.

        The payment obligation under the Tax Receivable Agreement is an obligation of SDC Inc. and not an obligation of SDC Financial. In addition, the Continuing LLC Members will not reimburse us for any payments previously made under the Tax Receivable Agreement if such basis increases or other benefits are subsequently disallowed, although excess payments made to any Continuing LLC Member may be netted against payments otherwise to be made, if any, to the relevant Continuing LLC Member after our determination of such excess. However, a challenge to any tax benefits initially claimed by us may not arise for a number of years following the initial time of such payment or, even if challenged early, such excess cash payment may be greater than the amount of future cash payments that we might otherwise be required to make under the terms of the Tax Receivable Agreement and, as a result, there might not be future cash payments from which to net against. The applicable U.S. federal income tax rules are complex and factual in nature, and there can be no assurance that the IRS or a court will not disagree with our tax reporting positions. As a result, in certain circumstances we may make payments to the Continuing LLC Members under the Tax Receivable Agreement in excess of our actual cash tax savings. While the actual increase in tax basis, as well as the actual amount and timing of any payments under the Tax Receivable Agreement, will vary depending upon a number of factors, including the timing of exchanges, the price of shares of our Class A common stock at the time of the exchange, the extent to which such exchanges are taxable, future tax rates, and the amount and timing of our income, we expect that, as a result of the size of the increases in the tax basis of the tangible and intangible assets of SDC Financial attributable to our interests in SDC Financial, during the expected term of the Tax Receivable Agreement, the payments that we may make to the Continuing LLC Members could be substantial. Payments made under the Tax Receivable Agreement are required to be made within         days of the filing of our tax returns. Because we generally expect to receive the tax savings prior to making the cash payments to the Continuing LLC Members, we do not expect the cash payments to have a material impact on our liquidity.

        In addition, the Tax Receivable Agreement provides that, upon a merger, asset sale, or other form of business combination or certain other changes of control, a material breach of our obligations under the Tax Receivable Agreement or if, at any time, we elect an early termination of the Tax Receivable Agreement, our (or our successor's) obligations with respect to exchanged or acquired units (whether exchanged or acquired before or after such change of control or early termination) will be based on certain assumptions, including that we would have sufficient taxable income to fully utilize the deductions arising from the increased tax deductions and tax basis and other benefits related to entering into the Tax Receivable Agreement that tax rates remain constant, and, in the case of certain early termination elections, that any units that have not been exchanged are deemed exchanged for the market value of the Class A common stock at the time of termination. Consequently, it is possible in these circumstances that the actual cash tax savings realized by us may be significantly less than the corresponding Tax Receivable Agreement payment.

Other Related Party Transactions

        Management Services Agreement:    SDC LLC is party to a Management Agreement with Camelot Venture Group, a private investment group of which David Katzman is a partner, pursuant to which Camelot provides certain management and consulting services to us for a fee of $150,000 per month, plus any costs incurred directly related to our business, including the salaries of Steven Katzman, Susan Greenspon Rammelt, Jessica Cicurel, Alexander Fenkell, and Jordan Katzman. For the year ended December 31, 2018, we paid approximately $3.3 million to Camelot under this agreement, including the aforementioned salaries. This Agreement will be terminated effective upon the consummation of this offering.

        Costs incurred through affiliate:    We are affiliated through Camelot with an entity that incurs freight costs related to our business. We incurred $8.3 million of freight through this affiliate during the year ended December 31, 2018. The cost was billed to us at actual cost.

        Promissory notes to majority member and related parties:    We were the obligor under three promissory notes payable to David Katzman and certain affiliated trusts. As of December 31, 2018, the balance of these notes was $11.7 million. These notes were repaid in full in the first quarter of 2019. Interest expense on this note payable was $1.2 million for the year ended December 31, 2018.

        Promissory notes on unitholder redemption:    In June 2017, we redeemed membership units from our former CEO for $12.4 million. We paid $1.6 million of the redemption price in June 2017 and the balance is being paid in 36 equal monthly installments plus interest at 3% annually beginning July 2017. As of June 30, 2019 and December 31, 2018, the outstanding balance on this note payable was $3.6 million and $5.4 million, respectively. In addition, we advanced $1.4 million to the former CEO to be repaid out of any future proceeds of the remaining units owned by him. This advance bears interest at 1.15% annually and is reflected as a reduction of members' equity. In January 2018, we redeemed additional membership units from a former consultant for $1.5 million, which is being paid in 24 equal monthly installments plus interest of 1.7% annually beginning January 2018. As of June 30, 2019 and December 31, 2018, the outstanding balance on this note payable was $386,000 and $773,000, respectively. Interest on these promissory notes payable was $75,000 for the six months ended June 30, 2019 and $238,000 for the year ended December 31, 2018.

        SDC Plane agreement:    In February 2019, we entered into an agreement with the David Katzman Revocable Trust (the "Trust") to purchase all of the issued and outstanding membership units of a limited liability corporation ("SDC Plane") owned by the Trust for a purchase price of approximately $1.1 million, which was the Trust's acquisition cost. SDC Plane owns an interest in an aircraft through NetJets, which is available for use by our executives.

        Private plane usage:    We pay a company controlled by Mr. David Katzman for the operation of a private plane when used for Company business within the contiguous 48 states of the United States, Canada, Costa Rica, and other destinations as necessary. Under this arrangement, payment is based on a fixed hourly fee for flight time plus reimbursement for certain costs incurred. The amount we pay under this arrangement is not subject to a maximum cap per fiscal year. For the year ended December 31, 2018, the average hourly flight time fee was approximately $3,400, and we paid approximately $1,000,000 to the affiliated company under this arrangement.

        Plane purchase:    In August 2019, we agreed to purchase an airplane from David Katzman, our Chairman and Chief Executive Officer. We will pay Mr. Katzman the appraised value for the plane, as determined by an independent third-party appraiser.

        Align Loan and Security Agreement:    In 2016, we entered into a Loan and Security Agreement and related ancillary agreements (collectively, the "Align Loan") with Align Technology, Inc. ("Align"), a prior significant equityholder. The Align Loan was amended in 2017. The Align Loan provided a line of credit for us to borrow up to 80% of eligible receivables up to a maximum amount of $30 million at an interest rate of 7% per annum. The entire outstanding balance of $30 million was repaid, and the Align Loan terminated, in February 2018. Interest expense on the Align Loan was $ 219,000 for the year ended December 31, 2018.

        Align Supply Agreement:    We are party to a Strategic Supply Agreement with Align, pursuant to which we had the option to purchase aligners from Align at a price that varies with the level of product purchased. While the majority of our aligners were manufactured in-house, we did purchase aligners under this agreement. This supply agreement is expected to terminate as of December 31, 2019. For the year ended December 31, 2018, we paid Align approximately $27.7 million for purchases of products under this agreement. Additionally, we purchase oral digital imaging equipment from Align. For the year ended December 31, 2018, we paid Align approximately $15.1 million for purchases of equipment.

        Repurchase of Align shares:    Pursuant to a March 2019 arbitration ruling, Align was required to tender its membership interests in SDC Financial in exchange for payment in the amount of Align's capital account as of November 2017. Also pursuant to the arbitration ruling, the non-compete provisions of our operating agreement prohibiting Align from engaging in certain competing business activities have been extended until August 2022 and they are prohibited from using our confidential information. See "Our Business—Legal Proceedings." Per the terms of the ruling, we are paying Align $54 million, pursuant to a promissory note payable over 24 months through March 2021, in full redemption of Align's Pre-IPO Units.

        See Note 13 to the Consolidated Financial Statements of SDC Financial included elsewhere in this prospectus.

Directed Share Program

        At our request, the underwriters have reserved up to      % of the Class A Shares offered by this prospectus for the sale to directors, officers, and certain employees, as well as friends and family members of directors and officers. See "Underwriting (Conflicts of Interest)" for additional information regarding the directed share program.

Indemnification Agreements

        We intend to enter into indemnification agreements with each of our directors and executive officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We also intend to enter into indemnification agreements with our future directors and executive officers.

        There is no pending litigation or proceeding naming any of our directors or officers to which indemnification is being sought, and we are not aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

Policies and Procedures for Related Party Transactions

        Our board of directors expects to adopt a written related-party transaction policy, to be effective upon the completion of this offering, setting forth the policies and procedures for the review and approval or ratification of transactions involving us and "related persons." For the purposes of this policy, "related persons" will include our executive officers, directors, director nominees, and their immediate family members, and stockholders owning five percent or more of our outstanding common stock and their immediate family members.

        The policy will cover, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement, or relationship, or any series of similar transactions, arrangements, or relationships in which we were or are to be a participant, where the amount involved exceeds $120,000 and a related person had or will have a direct or indirect material interest, including, without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness, and employment by us of a related person. In reviewing and approving any such transactions, our audit committee is tasked to consider all relevant facts and circumstances, including, but not limited to, whether the transaction is on terms comparable to those that could be obtained in an arm's length transaction with an unrelated party and the extent of the related person's interest in the transaction. All related-party transactions may only be consummated if our audit committee has approved or ratified such transaction in accordance with the guidelines set forth in the policy. Any member of the audit committee who is a related person with respect to a transaction under review will not be permitted to participate in the deliberations or vote respecting approval or ratification of the transaction. However, such director may be counted in determining the presence of a quorum at a meeting of the audit committee that considers the transaction. All of the transactions described in this section occurred prior to the adoption of this policy.

DESCRIPTION OF CAPITAL STOCK

        In connection with this offering, we will amend and restate our certificate of incorporation and our bylaws. The following is a description of the material terms of, and is qualified in its entirety by, our amended and restated certificate of incorporation and amended and restated bylaws, each of which will be in effect upon the consummation of this offering, the forms of which will be filed as exhibits to the registration statement of which this prospectus forms a part. Because this is only a summary, it may not contain all the information that is important to you.

        Under "Description of Capital Stock," "we," "us," "our" and "Company" refer to SmileDirectClub, Inc. and not to any of its subsidiaries.

General

        Our purpose is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the DGCL. Upon the consummation of this offering, our authorized capital stock will consist of            shares of Class A common stock, par value $0.0001 per share,             shares of Class B common stock, par value $0.0001 per share and            shares of preferred stock, par value $0.0001 per share. Unless our board of directors determines otherwise, we will issue all shares of our capital stock in uncertificated form.

Common Stock

        We have two classes of common stock: Class A, which has one vote per share and Class B, which has ten votes per share. The Class A and Class B common stock will vote together as a single class on all matters submitted to a vote of stockholders, except as otherwise required by applicable law and except in connection with amendments to our amended and restated certificate of incorporation that increase or decrease the par value of the shares of such class, or alter or change the powers, preferences, or special rights of the shares of such class so as to affect them adversely.

Class A common stock

        Holders of shares of our Class A common stock are entitled to one vote for each share held of record on all matters on which stockholders are entitled to vote generally, including the election or removal of directors elected by our stockholders generally. The holders of our Class A common stock do not have cumulative voting rights in the election of directors.

        Holders of shares of our Class A common stock are entitled to receive dividends when, as and if declared by our board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock.

        Upon our liquidation, dissolution or winding up and after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of shares of our Class A common stock will be entitled to receive pro rata our remaining assets available for distribution.

        All shares of our Class A common stock that will be outstanding at the time of the consummation of the offering will be fully paid and non-assessable. The Class A common stock will not be subject to further calls or assessments by us. Holders of shares of our Class A common stock do not have preemptive, subscription, redemption or conversion rights. There will be no redemption or sinking fund provisions applicable to the Class A common stock. The rights powers, preferences and privileges of our Class A common stock will be subject to those of the holders of any shares of our preferred stock or any other series or class of stock we may authorize and issue in the future.

Class B common stock

        Holders of shares of our Class B common stock are entitled to ten votes for each share held of record on all matters on which stockholders are entitled to vote generally, including the election or removal of directors elected by our stockholders generally. The holders of our Class B common stock do not have cumulative voting rights in the election of directors. Upon the earlier of (i) the ten-year anniversary of the consummation of this offering or (ii) the date on which the shares of Class B common stock held by the Voting Group and their permitted transferees represent less than 15% of the Class B common stock held by the Voting Group and their permitted transferees as of immediately following the consummation of this offering, each share of Class B common stock will entitle its holder to one vote per share on all matters to be voted upon by stockholders generally.

        The shares of Class B common stock have no economic rights. Holders of shares of our Class B common stock do not have any rights to receive dividends or, except as otherwise required by applicable law, to receive a distribution upon a liquidation, dissolution or winding up of the Company.

        All shares of our Class B common stock that will be outstanding at the time of the consummation of the offering will be fully paid and non-assessable. The Class B common stock will not be subject to further calls or assessments by us. Holders of shares of our Class B common stock do not have preemptive, subscription, redemption or conversion rights. There will be no redemption or sinking fund provisions applicable to the Class B common stock. The rights powers, preferences and privileges of our Class B common stock will be subject to those of the holders of any shares of our preferred stock or any other series or class of stock we may authorize and issue in the future.

        Subject to the terms and conditions of the SDC Financial LLC Agreement, the Continuing LLC Members will have the right to exchange their LLC Units (with automatic cancellation of an equal number of shares of Class B common stock) for shares of our Class A common stock on a one-for-one basis, subject to customary adjustments for stock splits, stock dividends, reclassifications, and other similar transactions, or for cash (based on the market price of the shares of Class A common stock), with the form of consideration determined by the disinterested members of our board of directors. See "Certain Relationships and Related Party Transactions—SDC Financial LLC Agreement—Exchange rights."

        Pursuant to our amended and restated certificate of incorporation, the Class B common stock will be nontransferable except for (i) transfers with our consent, (ii) permitted transfers to and among existing holders of Class B common stock or, with respect to each holder, family members of the holder and entities (including partnerships and limited liability companies) exclusively owned by, or trusts for the sole benefit of, the holder or the holder's immediate family and (iii) pledges securing loans (and the exercise of remedies thereunder). Every transfer of shares of Class B common stock must be accompanied by a corresponding transfer of LLC Units.

Preferred Stock

        No shares of preferred stock will be issued or outstanding immediately after the offering contemplated by this prospectus. Our amended and restated certificate of incorporation authorizes our board of directors to establish one or more series of preferred stock (including convertible preferred stock). Unless required by law or any stock exchange, the authorized shares of preferred stock will be available for issuance without further action by the holders of our Class A or Class B common stock. Our board of directors is able to determine, with respect to any series of preferred stock, the powers (including voting powers), preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions thereof, including, without limitation:

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  the designation of the series;

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  the number of shares of the series, which our board of directors may, except where otherwise provided in the preferred stock designation, increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares then outstanding);

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  whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

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  the dates at which dividends, if any, will be payable;

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  the redemption or repurchase rights and price or prices, if any, for shares of the series;

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  the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

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  the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of our affairs;

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  whether the shares of the series will be convertible into shares of any other class or series, or any other security, of us or any other entity, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

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  restrictions on the issuance of shares of the same series or of any other class or series; and

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  the voting rights, if any, of the holders of the series.

        We could issue a series of preferred stock that could, depending on the terms of the series, impede or discourage an acquisition attempt or other transaction that some, or a majority, of the holders of our common stock might believe to be in their best interests or in which the holders of our common stock might receive a premium over the market price of the shares of our common stock. Additionally, the issuance of preferred stock may adversely affect the rights of holders of our common stock by restricting dividends on the common stock, diluting the voting power of the common stock or subordinating the liquidation rights of the common stock. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of our Class A common stock.

Annual Stockholder Meetings

        Our amended and restated bylaws provide that annual stockholder meetings will be held at a date, time and place, if any, as exclusively selected by our board of directors. To the extent permitted under applicable law, we may conduct meetings by remote communications, including by webcast.

Anti-Takeover Effects of Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws and Certain Provisions of Delaware Law

        Our amended and restated certificate of incorporation, amended and restated bylaws and the DGCL will contain provisions that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors. These provisions are intended to avoid costly takeover battles, reduce our vulnerability to a hostile or abusive change of control and enhance the ability of our board of directors to maximize stockholder value in connection with any unsolicited offer to acquire us. However, these provisions may have an antitakeover effect and may delay, deter or prevent a merger or acquisition of the Company by means of a tender offer, a proxy contest or other takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the prevailing market price for the shares of common stock held by stockholders.

Authorized but Unissued Capital Stock

        The authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval, subject to any limitations imposed by the listing standards of NASDAQ. These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Classified Board of Directors

        Our amended and restated certificate of incorporation will provide that our board of directors will be divided into three classes, with the classes as nearly equal in number as possible and each class serving three-year staggered terms. The holders of our Class B common stock, pursuant to the Voting Agreement, will control the election of directors. Directors may only be removed from our board of directors for cause by the affirmative vote of at least a majority of the confirmed voting power of our Class A and Class B common stock. In addition, our amended and restated certificate of incorporation will also provide that, subject to the rights granted to one or more series of preferred stock then outstanding or the rights granted under the Voting Agreement with David Katzman, any newly created directorship on the board of directors that results from an increase in the number of directors and any vacancies on our board of directors will be filled only by the affirmative vote of a majority of the remaining directors, even if less than a quorum, by a sole remaining director. See "Management—Composition of the Board of Directors." These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control of us or our management.

Business Combinations

        We intend to opt out of Section 203 of the DGCL; however, our amended and restated certificate of incorporation contains similar provisions providing that we may not engage in certain "business combinations" with any "interested stockholder" for a three-year period following the time that the stockholder became an interested stockholder, unless:

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  prior to such time, our board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

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  upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or

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  at or subsequent to that time, the business combination is approved by our board of directors and by the affirmative vote of holders of at least 66 2/3% of our outstanding voting stock that is not owned by the interested stockholder.

        Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an "interested stockholder" is a person who, together with that person's affiliates and associates, owns, or within the previous three years owned, 15% or more of our outstanding voting stock. For purposes of this section only, "voting stock" has the meaning given to it in Section 203 of the DGCL.

        Under certain circumstances, this provision will make it more difficult for a person who would be an "interested stockholder" to effect various business combinations with us for a three-year period. This provision may encourage companies interested in acquiring us to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction that results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our board of directors and may make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

        Our amended and restated certificate of incorporation will provide that so long as the Voting Group and their permitted transferees represent more than 15% of the Class B common stock held by the Voting Group and their permitted transferees as of immediately following the consummation of this offering, the voting power and any of their respective direct or indirect transferees, and any group as to which such persons are a party, do not constitute "interested stockholders" for purposes of this provision. If at any time the Voting Group owns less than 15% of the shares they owned at the consummation of this Offering, we will opt back in and be governed by the provisions of Section 203.

No Cumulative Voting

        Under Delaware law, the right to vote cumulatively does not exist unless the certificate of incorporation specifically authorizes cumulative voting. Our amended and restated certificate of incorporation does not authorize cumulative voting. Therefore, stockholders holding a majority of the shares of our stock entitled to vote generally in the election of directors will be able to elect all our directors.

Special Stockholder Meetings

        Our amended and restated certificate of incorporation will provide that special meetings of our stockholders may be called at any time only by or at the direction of the board of directors or the chairman of the board of directors. Our amended and restated bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying, or discouraging hostile takeovers, or changes in control or management of the Company.

Director Nominations and Stockholder Proposals

        Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. In order for any matter to be "properly brought" before a meeting, a stockholder will have to comply with advance notice requirements and provide us with certain information. Generally, to be timely, a stockholder's notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the immediately preceding annual meeting of stockholders. Our amended and restated bylaws also specify requirements as to the form and content of a stockholder's notice. Our amended and restated bylaws allow the chairman of the meeting at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings that may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may also defer, delay, or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer's own slate of directors or otherwise attempting to influence or obtain control of the Company.

Stockholder Action by Written Consent

        Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice, and without a vote if a consent or consents in writing, setting forth the action so taken, is or are signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless our amended and restated certificate of incorporation will provide otherwise. Our amended and restated certificate of incorporation will preclude stockholder action by written consent, except with respect to matters to be voted on solely by the holders of Class B common stock or preferred stock, if any, voting separately as a class, at any time when the Voting Group controls, in the aggregate, less than 30% of the voting power of our stock entitled to vote generally in the election of directors, unless such action is unanimously recommended by the board.

Amendment of Amended and Restated Certificate of Incorporation or Bylaws

        The DGCL provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or bylaws, unless a corporation's certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Upon consummation of this offering, our bylaws may be amended or repealed by a majority vote of our board of directors or by the affirmative vote of the holders of at least 66 2/3% of the votes which all our stockholders would be entitled to cast in any annual election of directors. In addition, the affirmative vote of the holders of at least 66 2/3% of the votes which all our stockholders would be entitled to cast in any election of directors will be required to amend, repeal, or adopt certain provisions of our amended and restated certificate of incorporation.

        The foregoing provisions of our amended and restated certificate of incorporation and bylaws could discourage potential acquisition proposals and could delay or prevent a change in control. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by our board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares of Class A common stock that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in our management or delaying or preventing a transaction that might benefit you or other minority stockholders.

Dissenters' Rights of Appraisal and Payment

        Under the DGCL, with certain exceptions, our stockholders will have appraisal rights in connection with a merger or consolidation of us. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Stockholders' Derivative Actions

        Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such stockholder's stock thereafter devolved by operation of law.

Exclusive Forum

        Our amended and restated certificate of incorporation will provide that unless we consent to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for any (i) derivative action or proceeding brought on behalf of our Company, (ii) action asserting a claim of breach of a fiduciary duty owed by any director or officer of our Company to the Company or the Company's stockholders, creditors, or other constituents, (iii) action asserting a claim against the Company or any director or officer of the Company arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation or our amended and restated bylaws, or (iv) action asserting a claim against the Company or any director or officer of the Company governed by the internal affairs doctrine provided, however, that, in the event that the Court of Chancery of the State of Delaware lacks subject matter jurisdiction over any such action or proceeding, the sole and exclusive forum for such action or proceeding shall be another state or federal court located within the State of Delaware, in each such case, unless the Court of Chancery (or such other state or federal court located within the State of Delaware, as applicable) has dismissed a prior action by the same plaintiff asserting the same claims because such court lacked personal jurisdiction over an indispensable party named as a defendant therein. The Court of Chancery of the State of Delaware is not the sole and exclusive forum for actions brought under the federal securities laws. Nothing in our amended and restated certificate of incorporation precludes stockholders that assert claims under Section 22 of the Securities Act or Section 27 of the Exchange Act from bringing such claims in state or federal court, subject to applicable law. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Company shall be deemed to have notice of and consented to the forum provisions in our amended and restated certificate of incorporation. However, the enforceability of similar forum provisions in other companies' certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be unenforceable. Although we believe these provisions benefit us by providing increased consistency in the application of Delaware law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against us or our directors and officers.

Officers and Directors

        The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors' fiduciary duties, subject to certain exceptions. Our amended and restated certificate of incorporation includes a provision that eliminates the personal liability of directors for monetary damages to the corporation or its stockholders for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions is to eliminate the rights of us and our stockholders, through stockholders' derivative suits on our behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation does not apply to any breaches of the director's duty of loyalty, any acts or omissions not in good faith or that involve intentional misconduct or knowing violation of law, any authorization of dividends or stock redemptions or repurchases paid or made in violation of the DGCL, or for any transaction from which the director derived an improper personal benefit.

        Our amended and restated bylaws generally provide that we must indemnify and advance expenses to our directors and officers to the fullest extent authorized by the DGCL. We also are expressly authorized to carry directors' and officers' liability insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers.

        The limitation of liability, indemnification and advancement provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

        There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Indemnification Agreements

        We intend to enter into an indemnification agreement with each of our directors and executive officers as described in "Certain Relationships and Related Person Transactions—Indemnification Agreements." Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors or executive officers, we have been informed that in the opinion of the SEC such indemnification is against public policy and is therefore unenforceable.

Transfer Agent and Registrar

        The transfer agent and registrar for shares of our Class A common stock will be                .

Listing

        We have applied to list our Class A common stock on the NASDAQ Global Select Market under the symbol "SDC."

U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

        The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our Class A common stock by a Non-U.S. Holder (as defined below) that holds our Class A common stock as a capital asset (generally, property held for investment). This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Department regulations promulgated thereunder ("Regulations"), judicial decisions, administrative pronouncements and other relevant applicable authorities, all as currently in effect as of the date hereof and all of which are subject to change or differing interpretations (possibly with retroactive effect).

        This discussion does not address all U.S. federal income tax considerations that may be applicable to Non-U.S. Holders in light of their particular circumstances or Non-U.S. Holders subject to special treatment under U.S. federal income tax law, such as:

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  banks, insurance companies and other financial institutions;

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  brokers, dealers or traders in securities;

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  certain former citizens or residents of the United States;

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  persons that elect to mark their securities to market;

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  persons holding our Class A common stock as part of a straddle, hedge, conversion or other integrated transaction;

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  persons who acquired shares of our Class A common stock as compensation or otherwise in connection with the performance of services;

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  controlled foreign corporations;

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  passive foreign investment companies; and

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  tax-exempt organizations.

        In addition, this discussion does not address any U.S. state or local or non-U.S. tax considerations or any U.S. federal estate, gift, alternative minimum tax or Medicare contribution tax considerations. Non-U.S. Holders should consult their tax advisors regarding the particular tax considerations to them of owning and disposing of our Class A common stock.

        For purposes of this discussion, a "Non-U.S. Holder" is a beneficial owner of our Class A common stock that is not for U.S. federal income tax purposes:

  •
  an individual who is a citizen or resident of the United States;

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  a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

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  an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

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  a trust (i) the administration of which is subject to the primary supervision of a court within the United States and for which one or more U.S. persons have the authority to control all substantial decisions, or (ii) that has otherwise validly elected to be treated as a U.S. person under the applicable Regulations.

        If a partnership (or other entity or arrangement treated as a partnership or other pass-through entity for U.S. federal income tax purposes) holds our Class A common stock, the tax treatment of a partner or beneficial owner of the entity will generally depend on the status of the owner and the activities of the entity. Partners in a partnership (or beneficial owners of another entity or arrangement treated as a partnership or other pass-through entity for U.S. federal income tax purposes) should consult their tax advisors regarding the tax considerations of an investment in our Class A common stock.

Distributions on Our Class A Common Stock

        As discussed under the section titled "Dividend Policy," we do not currently anticipate paying cash dividends to our Class A common stockholders. In the event that we do make distributions of cash or property (other than certain stock distributions) with respect to our Class A common stock (or that we engage in certain redemptions that are treated as distributions with respect to Cass A common stock), any such distributions generally will be treated as dividends to the extent paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). If a distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), the excess will be treated first as a tax-free return of capital to the extent of a Non-U.S. Holder's adjusted tax basis in our Class A common stock and thereafter as capital gain from the sale, exchange or other taxable disposition of our Class A common stock, with the tax treatment described below in "—Sale, Exchange or Other Disposition of Our Class A Common Stock."

        Distributions treated as dividends paid on our Class A common stock to a Non-U.S. Holder will generally be subject to U.S. federal withholding tax at a 30% rate, or a reduced rate specified by an applicable income tax treaty. In order to obtain a reduced rate of withholding under an applicable income tax treaty, a Non-U.S. Holder will generally be required to (i) provide a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E (or any appropriate successor or replacement forms), as applicable, certifying that it is not a U.S. person as defined under the Code and that it is entitled to benefits under the treaty or (ii) if such Non-U.S. Holder's Class A common stock is held through certain foreign intermediaries or foreign partnerships, satisfy the relevant certification requirements of applicable Treasury regulations. A Non-U.S. Holder that does not timely furnish the required documentation but that is eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

        Subject to the discussion below under "—Foreign Account Tax Compliance Act Withholding Taxes," no amounts in respect of U.S. federal withholding tax will be withheld from dividends paid to a Non-U.S. Holder if the dividends are effectively connected with such Non-U.S. Holder's conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base maintained by such Non-U.S. Holder in the United States) and the Non-U.S. Holder provides a properly executed IRS Form W-8ECI or other applicable or successor form. Instead, the effectively connected dividends will generally be subject to regular U.S. income tax on a net income basis as if the Non-U.S. Holder were a U.S. person as defined under the Code. A Non-U.S. Holder that is a treated as a corporation for U.S. federal income tax purposes receiving effectively connected dividends may also be subject to an additional "branch profits tax" imposed at a rate of 30% (or a lower treaty rate) on its effectively connected earnings and profits (subject to certain adjustments).

Sale, Exchange or Other Disposition of Our Class A Common Stock

        A Non-U.S. Holder will generally not be subject to U.S. federal income tax on gain realized on a sale, exchange or other disposition of our Class A common stock unless:

  •
  such gain is effectively connected with a trade or business conducted by such Non-U.S. Holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base maintained by such Non-U.S. Holder in the United States), in which case such gain will generally be subject to U.S. federal income tax in the same manner as effectively connected dividend income as described above;

  •
  such Non-U.S. Holder is an individual present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met, in which case such gain will generally be subject to U.S. federal income tax at a rate of 30% (or a lower treaty rate), which gain may be offset by certain U.S.-source capital losses even though the individual is not considered a resident of the United States, provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses; or

  •
  we are or become a United States real property holding corporation (as defined in section 897(c) of the Code, a "USRPHC"), at any time within the shorter of the five-year period preceding the disposition or the Non-U.S. Holder's holding period, and either (i) our Class A common stock is not regularly traded on an established securities market prior to the beginning of the calendar year in which the sale or disposition occurs, or (ii) the Non-U.S. Holder has owned or is deemed to have owned, at any time within the shorter of the five-year period preceding the disposition or the Non-U.S. Holder's holding period, more than 5% of our Class A common stock.

        Although there can be no assurance in this regard, we believe that we are not a USRPHC and we do not anticipate becoming a USRPHC for U.S. federal income tax purposes.

Foreign Account Tax Compliance Act Withholding Taxes

        Certain rules may require withholding at a rate of 30% on dividends in respect of our Class A common stock held by or through certain foreign financial institutions (including investment funds), unless such institution (i) enters into, and complies with, an agreement with the Treasury Department to report, on an annual basis, information with respect to interests in, and accounts maintained by, the institution to the extent such interests or accounts are held by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments or (ii) complies with an intergovernmental agreement between the United States and an applicable foreign country to report such information to its local tax authority, which will exchange such information with the U.S. authorities. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Accordingly, the entity through which our Class A common stock is held will affect the determination of whether such withholding is required. Similarly, dividends in respect of our Class A common stock held by an investor that is a non-financial non-U.S. entity that does not qualify under certain exemptions will be subject to withholding at a rate of 30%, unless such entity either (i) certifies that such entity does not have any "substantial United States owners" or (ii) provides certain information regarding the entity's "substantial United States owners," which we or the applicable withholding agent will in turn provide to the Treasury Department. We will not pay any amounts to holders in respect of any amounts withheld. Non-U.S. Holders should consult their tax advisors regarding the possible implications of this withholding tax on their investment in our Class A common stock.

 SHARES ELIGIBLE FOR FUTURE SALE

        Prior to this offering, there has been no public market for our Class A common stock. No prediction is made as to the effect, if any, future sales of shares, or the availability for future sales of shares, will have on the market price of our Class A common stock prevailing from time to time. The sale of substantial amounts of our Class A common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of our Class A common stock.

        Upon consummation of this offering and after giving effect to the use of proceeds therefrom, we will have outstanding        shares of Class A common stock (or         shares of Class A common stock if the underwriters' option to purchase additional shares of Class A common stock is exercised in full) and        shares of Class B common stock. The shares of Class A common stock sold in this offering (other than any shares sold pursuant to our directed share program, which will be subject to "lock-up" restrictions as described under "Underwriting (Conflicts of Interest)") will be freely tradable without restriction or further registration under the Securities Act, except for any Class A common stock held by our "affiliates," as defined in Rule 144, which would be subject to the limitations and restrictions described below.

        In addition, subject to the terms and conditions of the SDC Financial LLC Agreement, the Continuing LLC Members can, from time to time, exchange their LLC Units (with automatic cancellation of an equal number of shares of Class B common stock) for shares of our Class A common stock on a one-for-one basis, subject to customary adjustments for stock splits, stock dividends and reclassifications, or for cash (based upon the market price of the shares of Class A common stock), with the form of consideration determined by the disinterested members of our board of directors. Upon the consummation of this offering and after giving effect to the use of proceeds therefrom, the Continuing LLC Members will hold              LLC Units (or             LLC Units if the underwriters' option to purchase additional shares of Class A common stock is exercised in full), all of which will be exchangeable (with automatic cancellation of an equal number of shares of Class B common stock) for shares of our Class A common stock or cash (based on the market price of the shares of Class A common stock), with the form of consideration by the disinterested members of our board of directors. Any shares of Class A common stock we issue upon such exchanges would be "restricted securities," as defined in Rule 144, unless we register such issuances.

Registration Statement on Form S-8

        In addition,            shares of our Class A common stock may be granted under our Omnibus Plan, which amount may be subject to annual adjustment. See "Executive and Director Compensation—Anticipated Equity Compensation Additions to Our Compensation Program Following the Offering—2019 Omnibus Incentive Plan." We intend to file one or more registration statements on Form S-8 under the Securities Act to register shares of our Class A common stock or securities convertible into or exchangeable for shares of our Class A common stock issued pursuant to our Omnibus Plan. Any such registration statement on Form S-8 will automatically become effective upon filing. Accordingly, shares of Class A common stock registered under such registration statement will be available for sale in the open market, subject to any vesting restrictions or the lock-up restrictions and Rule 144 limitations applicable to affiliates described below.

Registration Rights

        Effective upon the consummation of this offering, we will enter into the Registration Rights Agreement, whereby, following the expiration of the 180-day lock-up period related to this offering, we may be required to register under the Securities Act the sale of shares of our Class A common stock issuable to certain of the Continuing LLC Members upon exchange of their LLC Units. Shares of Class A common stock registered pursuant to the Registration Rights Agreement will also be available for sale in the open market upon such registration unless restrictions apply. See "Certain Relationships and Related Party Transactions—Registration Rights Agreement."

Lock-Up of Our Class A Common Stock

        We, all of our directors and officers, and substantially all of the Pre-IPO Investors, have agreed with the underwriters, subject to certain exceptions, not to (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of Class A common stock (including any shares acquired pursuant to our directed share program) or any securities convertible into or exercisable or exchangeable for shares of Class A common stock; (ii) file any registration statement with the SEC relating to the offering of any shares of Class A common stock or any securities convertible into or exercisable or exchangeable for Class A common stock; or (iii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Class A common stock, whether owned directly by such member (including holding as a custodian) or with respect to which such member has beneficial ownership within the rules and regulations of the SEC, during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of J.P. Morgan Securities LLC. Currently, the underwriters have no current intention to release the aforementioned holders of our Class A common stock from the lock-up restrictions described above. Our lock-up agreement will provide for certain exceptions. See "Underwriting (Conflicts of Interest)."

Rule 144

        The shares of Class A common stock to be issued upon exchange of the LLC Units and other shares of Class A common stock not sold in this offering will be, when issued, "restricted" securities under the meaning of Rule 144, and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemption provided by Rule 144.

        In general, under Rule 144, a person (or persons whose shares are aggregated) who is not deemed to have been an "affiliate" of ours at any time during the three months preceding a sale, and who has held restricted securities (within the meaning of Rule 144) for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those securities, subject only to the availability of current public information about us. As defined in Rule 144, an "affiliate" of an issuer is a person that directly, or indirectly, through one or more intermediaries, controls, or is under common control with the issuer. A non-affiliated person who has held restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those securities without regard to the provisions of Rule 144.

        A person (or persons whose securities are aggregated) who is deemed to be an affiliate of ours and who has held restricted securities (within the meaning of Rule 144) for at least six months would be entitled to sell within any three-month period a number of securities that does not exceed the greater of one percent of the then outstanding shares of securities of such class or the average weekly trading volume of securities of such class during the four calendar weeks preceding such sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us (which requires that we are current in our periodic reports under the Exchange Act).

UNDERWRITING (CONFLICTS OF INTEREST)

        Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom J.P. Morgan Securities LLC and Citigroup Global Markets Inc. are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares of Class A common stock indicated below:

Underwriter	Number of Shares
J.P. Morgan Securities LLC
Citigroup Global Markets Inc.
BofA Securities, Inc.
Jefferies LLC
UBS Securities LLC
Credit Suisse Securities (USA) LLC
Guggenheim Securities, LLC
Stifel, Nicolaus & Company, Incorporated
William Blair & Company, L.L.C.
Loop Capital Markets LLC

Total

        The underwriters and the representatives are collectively referred to as the "underwriters" and the "representatives," respectively. The underwriters are offering our shares of Class A common stock subject to their acceptance of the shares of Class A common stock from us. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of our shares of Class A common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of our shares of Class A common stock offered by this prospectus if any such shares of Class A common stock are taken. However, the underwriters are not required to take or pay for our shares of Class A common stock covered by the underwriters' option to purchase additional shares described below.

        The underwriters initially propose to offer part of our shares of Class A common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at that price less a concession not in excess of $        per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $        per share from the initial public offering price. After the initial offering of our shares of Class A common stock, the offering price and other selling terms may from time to time be varied by the underwriters. Sales of shares outside of the United States may be made by affiliates of the underwriters.

        We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an additional        shares of Class A common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions, solely to cover over-allotments, if any. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of Class A common stock as the number listed next to the underwriter's name in the preceding table bears to the total number of shares of Class A common stock listed next to the names of all underwriters in the preceding table.

        At our request, the underwriters have reserved up to          % of the Class A common stock being offered by this prospectus for sale at the initial public offering price to our directors, officers, employees, other individuals associated with us, and members of their families. The sales will be made by UBS Financial Services Inc., a selected dealer affiliated with UBS Securities LLC, an underwriter of this offering, through a directed share program. We do not know if these persons will choose to purchase all or any portion of these reserved shares, but any purchases they do make will reduce the number of shares available to the general public. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares of Class A common stock. Participants in the directed share program who are allocated any shares shall be subject to a 180-day lock-up with respect to any shares sold to them pursuant to that program. This lock-up will have similar restrictions to the lock-up agreements described below. Any shares sold in the directed share program to our directors, executive officers or selling stockholders shall be subject to the lock-up agreements described below.

        The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase up to an additional        shares of Class A common stock.

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by us	$	$	$
Proceeds, before expenses, to us	$	$	$

        We expect the expenses payable by us in this offering, exclusive of the underwriting discounts and commissions, to be approximately $            . We have agreed to reimburse the underwriters for all expenses related to the clearance of the offering with the Financial Industry Regulatory Authority in an amount not to exceed $            .

        The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of our shares of Class A common stock offered by them.

        We have applied to list our Class A common stock on the NASDAQ Global Select Market under the symbol "SDC."

        We, our officers, directors, and certain of the Pre-IPO Investors have agreed that, subject to enumerated exceptions, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of J.P. Morgan Securities LLC, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares of our Class A common stock, or any options or warrants to purchase any shares of our Class A common stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of our Class A common stock. J.P. Morgan Securities LLC may, in its sole discretion, release any of the securities subject to these lock-up agreements at any time, which, in the case of officers and directors, shall be with notice.

        In order to facilitate the offering of our shares of Class A common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock. Specifically, the underwriters may sell more shares of Class A common stock than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares of Class A common stock available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares of Class A common stock in the open market. In determining the source of our shares of Class A common stock to close out a covered short sale, the underwriters will consider, among other things, the open market price of our common stock compared to the price available under the over-allotment option. The underwriters may also sell our shares of Class A common stock in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing our shares of Class A common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, our shares of Class A common stock in the open market to stabilize the price of our common stock. These activities may raise or maintain the market price of our common stock above independent market levels or prevent or retard a decline in the market price of our common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

        We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

        A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of our shares of Class A common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

Pricing of the Offering

        Prior to this offering, there has been no public market for our Class A common stock. The initial public offering price was determined by negotiations among us and the representatives. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.

Conflicts of Interest

        As described in "Use of Proceeds" and "Certain Relationships and Related Party Transactions—Purchase of LLC Units," a portion of the net proceeds from this offering will be received by the Margin Loan Parties, who are certain of our directors and officers. A portion of the proceeds received by the Margin Loan Parties, in an amount greater than 5% of the total net proceeds in this offering, will be used to repay borrowings by the Margin Loan Parties under certain margin loans with an affiliate of UBS Securities LLC. Because UBS Securities LLC is an underwriter in this offering and one of its affiliates will receive 5% or more of the net proceeds from the sale of our Class A common stock in this offering, UBS Securities LLC is deemed to have a "conflict of interest" under Rule 5121 of FINRA. Accordingly, this offering is being made in compliance with the requirements of Rule 5121. Pursuant to that rule, the appointment of a "qualified independent underwriter" is not required in connection with this offering as the members primarily responsible for managing the public offering do not have a conflict of interest, are not affiliates of any member that has a conflict of interest and meet the requirements of paragraph (f)(12)(E) of Rule 5121. UBS Securities LLC will not confirm sales of our Class A common stock in this offering to any account over which it exercises discretionary authority without the specific written approval of the account holder.

Other Relationships

        The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

        In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments. In addition, JPMorgan Chase Bank, N.A., an affiliate of J.P. Morgan Securities LLC, one of the underwriters in this offering, is the administrative agent, the collateral agent, and a lender under our Revolving Credit Facility.

Selling Restrictions

European Economic Area

        In relation to each Member State of the European Economic Area (each, a "Member State"), no offer of shares of our Class A common stock may be made to the public in that Member State other than:

  •
  to any legal entity which is a qualified investor as defined in the Prospectus Regulation;

  •
  to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Regulation), subject to obtaining the prior consent of the representatives; or

  •
  in any other circumstances falling within Article 1(4) of the Prospectus Regulation, provided that no such offer of shares shall require us or any of our representatives to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the representatives and us that it is a "qualified investor" as defined in the Prospectus Regulation.

        In the case of any shares being offered to a financial intermediary as that term is used in Article 5 of the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a nondiscretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

        For the purposes of this provision, the expression an "offer of shares to the public" in relation to any shares in any Member State means the communication in any form and by means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase shares, the expression "Prospectus Regulation" means Regulation (EU) 2017/1129 (as amended).

United Kingdom

        In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are "qualified investors" (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the "Order") and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as "relevant persons"). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

France

        Neither this prospectus nor any other offering material relating to the shares described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or by the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers.

        The shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the shares has been or will be:

  •
  released, issued, distributed or caused to be released, issued or distributed to the public in France; or

  •
  used in connection with any offer for subscription or sale of the shares to the public in France.

        Such offers, sales and distributions will be made in France only:

  •
  to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d'investisseurs), in each case investing for their own account, all as defined in, and in accordance with, Article L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

  •
  to investment services providers authorized to engage in portfolio management on behalf of third parties; or

  •
  in a transaction that, in accordance with article L.411-2-II-1° -or-2° -or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l'épargne).

        The shares may be resold directly or indirectly, only in compliance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Canada

        Our shares may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of our shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

        Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for particulars of these rights or consult with a legal advisor.

        Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong

        Our shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) ("Companies (Winding Up and Miscellaneous Provisions) Ordinance") or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) ("Securities and Futures Ordinance"), or (ii) to "professional investors" as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a "prospectus" as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to our shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to our shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Singapore

        This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our shares may not be circulated or distributed, nor may our shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA")) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

        Where our shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is: (a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired our shares under Section 275 of the SFA except:

          (a)   to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

          (b)   where no consideration is or will be given for the transfer;

          (c)   where the transfer is by operation of law;

          (d)   as specified in Section 276(7) of the SFA; or

          (e)   as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Japan

        Our shares have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. Our shares may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

Australia

        No prospectus or other disclosure document (as defined in the Corporations Act 2001 (Cth) of Australia ("Corporations Act")) in relation to the shares has been or will be lodged with the Australian Securities & Investments Commission ("ASIC"). This document has not been lodged with ASIC and is only directed to certain categories of exempt persons. Accordingly, if you receive this document in Australia:

  (a)
  you confirm and warrant that you are either:

  i.
  a "sophisticated investor" under section 708(8)(a) or (b) of the Corporations Act;

  ii.
  a "sophisticated investor" under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant's certificate to us which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

  iii.
  a person associated with the company under section 708(12) of the Corporations Act; or

  iv.
  a "professional investor" within the meaning of section 708(11)(a) or (b) of the Corporations Act, and to the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act any offer made to you under this document is void and incapable of acceptance; and

  (b)
  you warrant and agree that you will not offer any of the common shares for resale in Australia within 12 months of the common shares being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

Chile

        The shares are not registered in the Securities Registry (Registro de Valores) or subject to the control of the Chilean Securities and Exchange Commission (Superintendencia de Valores y Seguros de Chile). This prospectus and other offering materials relating to the offer of the shares do not constitute a public offer of, or an invitation to subscribe for or purchase, the shares in the Republic of Chile, other than to individually identified purchasers pursuant to a private offering within the meaning of Article 4 of the Chilean Securities Market Act (Ley de Mercado de Valores) (an offer that is not "addressed to the public at large or to a certain sector or specific group of the public").

Dubai

        This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority ("DFSA"). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers.

        The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The securities to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

 LEGAL MATTERS

        The validity of the issuance of the shares of Class A common stock offered hereby will be passed upon for SmileDirectClub, Inc. by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York. Certain legal matters will be passed upon for the underwriters by Latham & Watkins LLP, New York, New York.

EXPERTS

        The consolidated financial statements of SDC Financial, LLC and subsidiaries as of and for the years ended December 31, 2018 and 2017, appearing in this Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

CHANGE IN PRINCIPAL ACCOUNTANT

        In 2018, SDC Financial decided to engage new auditors as our independent accountants to audit its financial statements. SDC Financial's board of directors approved the change of accountants to Ernst & Young LLP. Accordingly, we dismissed Crowe Horwath LLP on November 8, 2018.

        During our two most recent fiscal years, and any subsequent interim periods preceding the change in accountants, there were no disagreements with Crowe Horwath on any matter of accounting principles or practices, financial statement disclosure, or auditing scope procedure. The report of the financial statements prepared by Crowe Horwath, for the 2017 fiscal year did not contain an adverse opinion or a disclaimer or opinion, nor was it qualified or modified as to uncertainty, audit scope or accounting principles.

        A letter from Crowe Horwath confirming the above statement was provided to the Securities and Exchange Commission on                , 2019 and filed as Exhibit 16.1 to this registration statement.

        We have engaged Ernst & Young as of November 8, 2018. During the last two fiscal years and any subsequent periods preceding their engagement, Ernst & Young was not consulted on any matter relating to accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements.

 WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC, a registration statement on Form S-1 under the Securities Act with respect to the shares of Class A common stock offered by this prospectus. This prospectus, filed as part of the registration statement, does not contain all of the information set forth in the registration statement and its exhibits and schedules. You can find further information about us in the registration statement and its exhibits and schedules. Statements in this prospectus about the contents of any contract, agreement or other document are not necessarily complete and, in each instance, we refer you to the copy of such contract, agreement or document filed as an exhibit to the registration statement, with each such statement being qualified in all respects by reference to the document to which it refers. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. You may inspect these reports and other information without charge at the SEC's website (http://www.sec.gov).

        Upon the completion of this offering, we will become subject to the informational requirements of the Exchange Act, as amended, and will be required to file periodic current reports, proxy statements and other information with the SEC. You will be able to inspect this material without charge at the SEC's website. We intend to furnish our stockholders with annual reports containing financial statements audited by an independent accounting firm.

        In addition, following the completion of this offering, we will make the information filed with or furnished to the SEC available free of charge through our website (http://www.SmileDirectClub.com) as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. The information contained in, or that can be accessed through, our website is not incorporated by reference and is not part of this prospectus.

Report of Independent Registered Public Accounting Firm

To the Members and the Board of Directors of SDC Financial, LLC

Opinion on the Financial Statements

        We have audited the accompanying consolidated balance sheets of SDC Financial, LLC and subsidiaries (the Company) as of December 31, 2018 and 2017, the related consolidated statements of operations, members' equity and cash flows for the years then ended, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2018 and 2017, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

        These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

        We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

        Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2018.
Nashville, Tennessee
April 26, 2019

SDC FINANCIAL, LLC AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2018 and 2017

(in thousands)

	December 31
	2018	2017
Cash	$313,929	$4,071
Accounts receivable	113,934	33,741
Inventories	8,781	2,723
Prepaid and other current assets	5,782	2,378

Total current assets	442,426	42,913
Accounts receivable, non-current	60,217	11,600
Property, plant and equipment, net	52,551	11,893

Total assets	$555,194	$66,406

Accounts payable	$25,250	$7,916
Accrued liabilities	34,939	13,944
Due to related parties	20,305	14,721
Deferred revenue	19,059	12,437
Current portion of related party debt	16,054	15,270
Current portion of long-term debt	1,866	—

Total current liabilities	117,473	64,288
Long term debt, net of current portion	137,123	—
Long-term related party debt	1,799	35,397
Other long term liabilities	602	575

Total liabilities	256,997	100,260
Commitment and contingencies
Redeemable Series A Preferred Units	388,634	—
Member deficit	(90,752)	(34,169)
Warrants	315	315

Total members' deficit	(90,437)	(33,854)

Total liabilities, Redeemable Series A Preferred Units and members' deficit	$555,194	$66,406

The accompanying notes are an integral part of these Consolidated Financial Statements.

SDC FINANCIAL, LLC AND SUBSIDIARIES

Consolidated Statements of Operations

For the years ended December 31, 2018 and 2017

(in thousands, except per unit data)

	December 31
	2018	2017
Revenue, net	$398,127	$140,268
Financing revenue	25,107	5,686

Total revenues	423,234	145,954
Cost of revenues	98,048	35,365
Cost of revenues—related parties	35,920	28,646

Total cost of revenues	133,968	64,011

Gross profit	289,266	81,943
Marketing and selling expenses	213,080	64,243
General and administrative expenses	121,743	48,202

Loss from operations	(45,557)	(30,502)
Interest expense	12,532	—
Interest expense—related parties	1,173	2,148
Other expense	15,148	—

Net loss before provision for income tax expense	(74,410)	(32,650)
Provision for income tax expense	361	128

Net loss	$(74,771)	$(32,778)

Pro forma net loss and per share information (unaudited)
Pro forma provision for income taxes

Pro forma net loss

Pro forma basic and diluted net loss per share

Pro forma weighted average shares outstanding—basic and diluted

The accompanying notes are an integral part of these Consolidated Financial Statements.

SDC FINANCIAL, LLC AND SUBSIDIARIES

Consolidated Statements of Members' Deficit

For the years ended December 31, 2018 and 2017

(in thousands, except unit data)

	Members' Deficit		Warrants
	Units	Amount	Units	Amount	Total
Balances at January 1, 2017	109,529	$(7,209)	369	$315	$(6,894)
Sales of member units	2,153	12,764	—	—	12,764
Redemption of member units	(2,153)	(12,396)	—	—	(12,396)
Unitholder distribution	—	(1,410)	—	—	(1,410)
Forfeiture of unvested member units	(2,679)	—	—	—	—
Grant of incentive member units	2,191	—	—	—	—
Equity-based compensation	—	6,860	—	—	6,860
Net loss	—	(32,778)	—	—	(32,778)

Balances at December 31, 2017	109,041	$(34,169)	369	$315	$(33,854)
Sale of member units, net	—	—	—	—
Redemption of member units	(271)	(1,544)	—	—	(1,544)
Unitholder distribution	—	(21)	—	—	(21)
Grant of incentive member units	108	—	—	—	—
Tax distributions paid	—	(86)	—	—	(86)
Equity-based compensation	—	19,839	—	—	19,839
Net loss	—	(74,771)	—	—	(74,771)

Balances at December 31, 2018	108,878	$(90,752)	369	$315	$(90,437)

The accompanying notes are an integral part of these Consolidated Financial Statements.

SDC FINANCIAL, LLC AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2018 and 2017

(in thousands)

	December 31
	2018	2017
Operating Activities
Net loss	$(74,771)	$(32,778)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	8,861	2,513
Deferred loan cost amortization	4,319
Accrued interest to related parties	1,152	1,095
Fair value adjustment of warrant derivative	14,500	—
Equity-based compensation	19,839	6,860
Other non-cash operating activities	646	119
Changes in operating assets and liabilities:
Accounts receivable	(128,811)	(35,804)
Inventories	(6,058)	(721)
Prepaid and other current assets	(4,612)	(2,000)
Accounts payable	24,449	2,307
Accrued liabilities	13,494	14,380
Due to related parties	5,584	13,925
Deferred revenue	6,622	(164)

Net cash used in operating activities	(114,786)	(30,268)
Investing Activities
Purchases of property and equipment—related parties	(15,135)	(3,437)
Purchases of property and equipment	(26,706)	(6,590)

Net cash used in investing activities	(41,841)	(10,027)
Financing Activities
Proceeds from sale of Series A units	400,212	—
Payments of Series A offering costs	(11,578)	—
Proceeds from the sale of member units	—	12,764
Member tax distributions	(86)	—
Redemptions of member units	—	(1,602)
Unitholder advance	—	(1,398)
Borrowings on long-term debt	117,375	36,000
Payments of issuance costs	(3,514)	—
Principal payments on related party debt	(35,532)	(7,799)
Payments on other long-term liabilities	(392)	—

Net cash provided by financing activities	466,485	37,965

Increase in cash	309,858	(2,330)
Cash at beginning of year	4,071	6,401

Cash at end of year	$313,929	$4,071

The accompanying notes are an integral part of these Consolidated Financial Statements.

SDC FINANCIAL, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2018 and 2017

(in thousands, except units and per unit amounts)

Note 1—Summary of Significant Accounting Policies

Business Description

        SDC Financial, LLC ("SDC Financial") is a Tennessee limited liability company and wholly owns SmileDirectClub, LLC (a Tennessee limited liability company) and Access Dental Lab, LLC (a Tennessee limited liability company), collectively herein referred to as (the "Company", "we", "our"). The Company's direct-to-consumer model provides customers with a customized clear aligner therapy treatment delivered through its teledentistry platform. The Company integrates the marketing, aligner manufacturing, and fulfillment, and provides a proprietary web-based teledenstistry platform for the monitoring of treatment by licensed dentists and orthodontists through the completion of a member's treatment. The Company is headquartered in Nashville, Tennessee and has locations throughout the U.S, Puerto Rico, Canada, and Costa Rica.

Basis of Presentation and Consolidation

        The consolidated financial statements include the accounts of SDC Financial and its wholly-owned subsidiaries, as well as accounts of contractually affiliated professional corporations ("PC's") managed by the Company.

        The consolidated financial statements include the accounts of variable interest entities in which the Company is the primary beneficiary under the provisions of Accounting Standards Codification ("ASC") Topic 810, Consolidation. At December 31, 2018, the variable interest entities include 31 dentist owned PC's and at December 31, 2017 the variable interest entities included 44 dentist owned PC's. The Company is a dental service organization and does not engage in the practice of dentistry. All clinical services are provided by dentists and orthodontists who are employed as independent contractors or otherwise engaged by the dentist-owned PC's. The Company contracts with the PC's and dentists and orthodontists through a suite of agreements, including but not limited to, management services agreements, supply agreements, and licensing agreements, pursuant to which the Company provides the administrative, non-clinical management services to the PC's and independent contractors. The Company has the contractual right to manage the activities that most significantly impact the variable interest entities' economic performance through these agreements without engaging in the corporate practice of dentistry. Additionally, the Company would absorb the substantially all of the expected losses of these entities should they occur. The accompanying consolidated statements of operations reflect the revenue earned and the expenses incurred by the PC's.

        All significant intercompany balances and transactions are eliminated in consolidation.

Management Use of Estimates

        The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that impact the reported amounts. On an ongoing basis, the Company evaluates its estimates, including those related to the fair values of financial instruments, useful lives of property, plant and equipment, revenue recognition, equity-based compensation, long-lived assets, and contingent liabilities, among others. Each of these estimates varies in regard to the level of judgment involved and its potential impact on the Company's financial results. Estimates are considered critical either when a different estimate could have reasonably been used, or where changes in the estimate are reasonably likely

SDC FINANCIAL, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2018 and 2017

(in thousands, except units and per unit amounts)

Note 1—Summary of Significant Accounting Policies (Continued)

to occur from period to period, and such use or change would materially impact the Company's financial condition, results of operations, or cash flows. Actual results could differ from those estimates.

Revenue Recognition

        The Company's revenues are derived primarily from sales of aligners, impression kits, whitening gel, and retainers. Revenue is recorded for all customers based on the amount that is expected to be collected, which considers implicit price concessions, discounts and returns. The Company adopted ASC 606, "Revenue from Contracts with Customers" which outlines a single comprehensive model for recognizing revenue as performance obligations are transferred to the customer in exchange for consideration. This standard also requires expanded disclosures regarding the Company's revenue recognition policies and significant judgments employed in the determination of revenue. The Company adopted this standard effective January 1, 2017.

        The Company identifies a performance obligation as distinct if both of the following criteria are met: the customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer and the entity's promise to transfer the good or service to the customer is separately identifiable from other promises in the contract. Determining the standalone selling price ("SSP") and allocation of consideration from a contract to the individual performance obligations, and the appropriate timing of revenue recognition, is the result of significant qualitative and quantitative judgments. Management considers a variety of factors such as historical sales, usage rates (the number of times a customer is expected to order additional aligners), costs, and expected margin, which may vary over time depending upon the unique facts and circumstances related to each performance obligation, in making these estimates. Further, the Company's process for estimating usage rates requires significant judgment and evaluation of inputs, including historical data and forecasted usages. Changes in the allocation of the SSP between performance obligations will not affect the amount of total revenues recognized for a particular contract. The Company uses the expected cost plus a margin approach to determine the SSP for performance obligations, and discounts are allocated to each performance obligation based on the relative standalone selling price. However, any material changes could impact the timing of revenue recognition, which may have a material effect on the Company's financial position and result of operations as the contract consideration is allocated to each performance obligation, delivered or undelivered, at the inception of the contract based on the SSP of each distinct performance obligation.

        The Company estimates the amount expected to be collected based upon management's assessment of historical write-offs and expected net collections, business and economic conditions and other collection indicators. Management relies on the results of detailed reviews of historical write-offs and collections as a primary source of information in estimating the amount of contract consideration expected to be collected and implicit price concessions. The Company believes its analysis provides reasonable estimates of its revenues and valuations of our accounts receivable. For the years ended December 31, 2018 and 2017, estimated implicit price concessions reduced contractual revenues by $46,554 and $16,826, respectively.

        A description of the revenue recognition for each product sold by the Company is detailed below.

        Aligners and impression kits:    The Company enters into contracts with customers for aligner sales that involve multiple future performance obligations. Prior to September 2017, the Company manufactured and

SDC FINANCIAL, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2018 and 2017

(in thousands, except units and per unit amounts)

Note 1—Summary of Significant Accounting Policies (Continued)

delivered its aligners in multiple stages. Subsequent to September 2017, the Company manufactures and ships to a customer all aligners initially prescribed at the beginning of the treatment plan. In the event that a refinement or mid-course correction is prescribed, the Company will ship additional aligners as needed. The Company determined that aligner sales comprise the following distinct performance obligations: initial aligners, modified aligners, and refinement aligners which can occur at any time throughout the treatment plan (which is typically between five to ten months) upon the direction of and prescription from the treating dentist or orthodontist. The Company recognized $390,505 and $139,060 of aligner sales during the year ended December 31, 2018 and 2017, respectively.

        The Company allocates revenues for each performance obligation based on it's SSP and recognizes the revenues as control of the performance obligation is transferred upon shipment of the aligners. The Company recognizes aligner revenue on amounts expected to be collected during the course of the treatment plan.

        The Company bills its customers either upfront for the full cost of aligners or monthly through its SmilePay financing program, which involves a down payment and a fixed amount per month for up to 24 months. The Company's accounts receivable related to the SmilePay financing program are reported at the amount expected to be collected on the consolidated balance sheets, which considers implicit price concessions. Financing revenue from its accounts receivable is recognized based on the contractual market interest rate with the customer. The Company recognized $25,107 and $5,686 of financing revenue from its SmilePay program during the years ended December 31, 2018 and 2017, respectively, which is included in the consolidated statements of operations. There are no fees or origination costs included in accounts receivable.

        The Company sells impression kits to its customers as an alternative to an in-person visit at one of its retail locations where the customer receives a free oral digital imaging of their teeth. The Company combines the sales of its impression kits with aligner sales and recognizes the revenues as control of the performance obligation is transferred upon shipment of the aligners. The Company estimates the amount of impression kit sales that do not result in an aligner therapy treatment plan and recognizes such revenue when aligner conversion becomes remote.

        Retainers and Other Products:    The Company sells retainers and other products (such as whitening gel) to customers which can be purchased on the Company's website. The sales of these products are independent and separate from the customer's decision to purchase aligner therapy treatment. The Company determined that the transfer of control for these performance obligations occurs as the title of such products passes to the customer.

        Deferred Revenue:    Deferred revenue represents the Company's contract liability for performance obligations associated with sales of aligners. During the years ended December 31, 2018 and 2017, the Company recognized $423,234 and $145,954 of revenue, respectively, of which $12,437 and $12,601 was previously included in deferred revenue on the consolidated balance sheets as of December 31, 2017 and 2016, respectively.

SDC FINANCIAL, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2018 and 2017

(in thousands, except units and per unit amounts)

Note 1—Summary of Significant Accounting Policies (Continued)

Shipping and Handling Costs

        Shipping and handling charges are recorded in cost of revenues in the consolidated statements of operations upon shipment. The Company incurred approximately $10,500 and $6,200 in outsourced shipping expenses for the years ended December 31, 2018 and 2017, respectively.

Cost of Revenues

        Cost of revenues includes the total cost of products produced and sold. Such costs include direct materials, direct labor, overhead costs (occupancy costs, indirect labor, and depreciation), freight and duty expenses associated with moving materials from vendors to the Company's facilities and from its facilities to the customers, and adjustments for shrinkage (physical inventory losses), lower of cost or net realizable value, slow moving product and excess inventory quantities.

Marketing and Selling Expenses

        Marketing and selling expenses include direct online and offline marketing and advertising costs, costs associated with intraoral imaging services, selling labor, and occupancy costs of SmileShop locations. All marketing and selling expenses are expensed as incurred. For the years ended December 31, 2018 and 2017, the Company incurred direct online and offline marketing and advertising costs of $153,645 and $54,067, respectively.

General and Administrative Expenses

        General and administrative expenses include payroll and benefit costs for corporate team members, equity-based compensation expenses, occupancy costs of corporate facilities, bank charges and costs associated with credit and debit card interchange fees, outside service fees, and other administrative costs, such as computer maintenance, supplies, travel, and lodging.

Equity-Based Compensation

        The Company recognizes equity-based compensation for units expected to vest for employees and non-employees on a straight-line basis over the requisite service period of the award. For employee awards, the Company determined the grant date fair value of the awards by estimating the total equity value by considering the future cash flows of the Company and the market multiples of companies engaged in similar businesses. The total equity value was allocated to the various classes of member units and warrants using the contingent claim analysis based on the Merton framework. For non-employee awards, the Company recognizes compensation based on the vesting date fair value of the awards using the same method as described above. Forfeitures are recorded as incurred. The assumptions used in calculating the fair value of equity-based awards represent management's best estimates, but these estimates involve inherent uncertainties and the application of management's judgment. As a result, if factors change and the Company uses different assumptions, its equity-based compensation could be materially different in the future.

SDC FINANCIAL, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2018 and 2017

(in thousands, except units and per unit amounts)

Note 1—Summary of Significant Accounting Policies (Continued)

Depreciation and Amortization

        Depreciation includes expenses related to the Company's property, plant and equipment, including capital leases. Amortization includes expenses related to definite-lived intangible assets. Depreciation and amortization is calculated using the straight-line method over the useful lives of the related assets, ranging from three to ten years. Leasehold improvements are amortized using the straight-line method over the shorter of the related lease terms or their useful lives. Depreciation and amortization is included in cost of revenues, selling expenses, and general and administrative expenses depending on the purpose of the related asset. Depreciation and amortization for the years ended December 31, 2018 and 2017 were as follows:

	2018	2017
Cost of revenues	$4,719	$1,144
Marketing and selling expenses	1,429	208
General and administrative expenses	2,713	1,161

Total	$8,861	$2,513

Income Taxes

        As a limited liability company, SDC Financial files its income tax returns as a partnership for federal and state tax purposes. As such, SDC Financial does not pay any federal income taxes, as any income or loss will be included in the tax returns of the individual members. The Company does pay state income tax in certain jurisdictions, and the Company's income tax provision in the consolidated financial statements reflects the income taxes for those states. Additionally, certain wholly-owned entities are required to be looked at on a stand-alone basis resulting in federal income taxes, and such federal income taxes are included in the consolidated financial statements.

Fair Value of Financial Instruments

        The Company measures the fair value of financial instruments as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is estimated by applying the following hierarchy, which prioritizes the

SDC FINANCIAL, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2018 and 2017

(in thousands, except units and per unit amounts)

Note 1—Summary of Significant Accounting Policies (Continued)

inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:

Level 1	—	Quoted (unadjusted) prices in active markets for identical assets or liabilities.
Level 2	—
Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability.
Level 3	—	Inputs that are generally unobservable and typically reflect management's estimate of assumptions that market participants would use in pricing the asset or liability.

        The Company's financial instruments consist of cash, receivables, accounts payable, debt instruments, derivative financial instruments and preferred units classified as temporary equity. Due to their short-term nature, the carrying values of cash, receivables, trade payables, and debt instruments approximate current fair value at each balance sheet date. The derivative financial instruments are held at fair value, and the preferred units are recorded at the accreted redemption value. The Company had $144,400 and $41,700 in borrowings under its debt facilities (as discussed in Note 8) as of December 31, 2018 and 2017, respectively. Based on current market interest rates (Level 2 inputs), the carrying value of the borrowings under its debt facilities approximates fair value for each period reported.

Derivative Financial Instruments

        The Company accounts for derivative financial instruments in accordance with applicable accounting standards for such instruments and hedging activities, which require that all derivatives are recorded on the balance sheet at fair value. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative, whether the Company has elected to designate a derivative in a hedging relationship and apply hedge accounting and whether the hedging relationship has satisfied the criteria necessary to apply hedge accounting. Derivatives designated and qualifying as a hedge of the exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk are considered fair value hedges. Derivatives designated and qualifying as a hedge of the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. Hedge accounting generally provides for the matching of the timing of gain or loss recognition on the hedging instrument with the recognition of the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk in a fair value hedge or the earnings effect of the hedged forecasted transactions in a cash flow hedge. The Company had no outstanding derivatives at December 31, 2018 or 2017; however, the Company may enter into derivative contracts that are intended to economically hedge a certain portion of its risk, even though hedge accounting does not apply or the Company elects not to apply the hedge accounting standards.

Certain Risks and Uncertainties

        The Company's operating results depend to a significant extent on the ability to market and develop its products. The life cycles of the Company's products are difficult to estimate due, in part, to the effect of

SDC FINANCIAL, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2018 and 2017

(in thousands, except units and per unit amounts)

Note 1—Summary of Significant Accounting Policies (Continued)

future product enhancements and competition. The inability to successfully develop and market the Company's products as a result of competition or other factors would have a material adverse effect on its business, financial condition and results of operations.

        The Company provides credit to customers in the normal course of business. The Company maintains reserves for potential credit losses and such losses have been within management's expectations. No individual customer accounted for 1% or more of the Company's accounts receivable at December 31, 2018 or 2017, or net revenue for the years ended December 31, 2018 and 2017.

        The Company's products are considered medical devices and are subject to extensive regulation in the U.S. and internationally. The regulations to which the Company is subject are complex. Regulatory changes could result in restrictions on the ability to carry on or expand its operations, higher than anticipated costs or lower than anticipated sales. The failure to comply with applicable regulatory requirements may have a material adverse impact on us.

        The Company's reliance on international operations exposes it to related risks and uncertainties, including difficulties in staffing and managing international operations, such as hiring and retaining qualified personnel; political, social and economic instability; interruptions and limitations in telecommunication services; product and material transportation delays or disruption; trade restrictions and changes in tariffs; import and export license requirements and restrictions; fluctuations in foreign currency exchange rates; and potential adverse tax consequences. If any of these risks materialize, our operating results, may be harmed.

        The Company purchases certain inventory from sole suppliers, and the inability of any supplier or manufacturer to fulfill the supply requirements could materially and adversely impact its future operating results.

Cash

        Cash consists of all highly-liquid investments with original maturities of less than three months. Cash is held in various financial institutions in the U.S. and internationally.

Inventories

        Inventories are stated at the lower of cost or net realizable value using the first-in, first-out method of inventory accounting. Inventory consists of raw materials for producing impression kits and aligners and finished goods. Inventory is net of shrinkage and obsolescence.

Property, Plant and Equipment, net

        Property, plant and equipment are stated at cost less accumulated depreciation and amortization. Routine maintenance and repairs are charged to expense as incurred. At the time property, plant and equipment are retired from service, the cost and accumulated depreciation or amortization are removed from the respective accounts and the related gains or losses are reflected in the consolidated statements of operations.

SDC FINANCIAL, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2018 and 2017

(in thousands, except units and per unit amounts)

Note 1—Summary of Significant Accounting Policies (Continued)

Leases

        Assets under capital leases are amortized in accordance with the Company's normal depreciation policy for owned assets or over the lease term, if shorter, and the related charge to operations is included in depreciation expense in the consolidated statements of operations.

        The Company leases office spaces and equipment under operating leases with original lease periods of up to 10 years. Certain of these leases have free or escalating rent payment provisions and lease incentives provided by the landlord. Rent expense is recognized under such leases on a straight-line basis over the term of the lease. The Company occasionally receives reimbursements from landlords to be used towards improving the related store to be leased. Leasehold improvements are recorded at their gross costs, including items reimbursed by landlords. Related reimbursements are deferred and amortized on a straight-line basis as a reduction of rent expense over the applicable lease term.

Internally Developed Software Costs

        The Company generally provides services to its customers using software developed for internal use. The costs that are incurred to develop such software are expensed as incurred during the preliminary project stage. Once certain criteria have been met, direct costs incurred in developing or obtaining computer software are capitalized. Training and maintenance costs are expensed as incurred. Capitalized software costs are included in property, plant and equipment in the consolidated balance sheets and are amortized over a three-year period. During the years ended December 31, 2018 and 2017, the Company capitalized $5,200 and $300, respectively, of internally developed software costs. Amortization expense for internally developed software was $667 and $0 for the years ended December 31, 2018 and 2017, respectively.

Impairment

        The Company evaluates long-lived assets (including finite-lived intangible assets) for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. An asset or asset group is considered impaired if its carrying amount exceeds the future undiscounted net cash flows that the asset or asset group is expected to generate. Factors the Company considers important which could trigger an impairment review include significant negative industry or economic trends, significant loss of customers and changes in the competitive environment. If an asset or asset group is considered to be impaired, the impairment to be recognized is calculated as the amount by which the carrying amount of the asset or asset group exceeds its fair market value. The Company's estimates of future cash flows attributable to long-lived assets require significant judgment based on its historical and anticipated results and are subject to many assumptions. The estimation of fair value utilizing a discounted cash flow approach includes numerous uncertainties which require significant judgment when making assumptions of expected growth rates and the selection of discount rates, as well as assumptions regarding general economic and business conditions, and the structure that would yield the highest economic value, among other factors.

SDC FINANCIAL, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2018 and 2017

(in thousands, except units and per unit amounts)

Note 1—Summary of Significant Accounting Policies (Continued)

Debt Issuance Costs

        The Company records debt issuance costs related to its term debt as direct deductions from the carrying amount of the debt. The costs are amortized to interest expense over the life of the debt using the effective interest method.

Redeemable Series A Preferred Units

        SDC Financial classified its Redeemable Series A Preferred Units ("Series A Units") as temporary equity on the consolidated balance sheet due to certain deemed liquidation events that are outside of its control. The Company evaluated the Series A Units upon issuance in order to determine classification as to permanent or temporary equity and whether or not the instrument contains an embedded derivative that requires bifurcation. This analysis followed the whole instrument approach which compares an individual feature against the entire instrument that includes that feature. This analysis was based on a consideration of the economic characteristics and risk of the Series A Units including: (i) redemption rights on the Series A Units allowing the Series A Unitholders the ability to redeem the Series A Units six years from the anniversary of the Series A Units original issuance, provided that a qualified public offering has not been consummated prior to such date; (ii) conversion rights that allow the Series A Unitholders the ability to convert into common member units at any time; (iii) the Series A Unitholders may vote based on the combined membership percentage interest; and (iv) distributions of the preferred return on the Series A Units are subject to the same conditions as non-Series A Unit distributions which require all distributions to be approved by SDC Financial's board of directors.

        The Company has elected the accreted redemption value method in which it will accrete changes in the redemption value, as defined in Note 9, over the period from the date of issuance of the Series A Units to the earliest redemption date (six years from the date of issuance) using the effective interest method.

Note 2—Recent Accounting Pronouncements

New Accounting Pronouncements Recently Adopted

        In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, "Revenue from Contracts with Customers (Topic 606)." ASU 2014-09 amends the guidance for revenue recognition to replace numerous, industry-specific requirements and converges areas under this topic with those of the International Financial Reporting Standards. The ASU implements a five-step process for customer contract revenue recognition that focuses on transfer of control, as opposed to transfer of risk and rewards. The amendment also requires enhanced disclosures regarding the nature, amount, timing and uncertainty of revenues and cash flows from contracts with customers. Other major provisions include the capitalization and amortization of certain contract costs, ensuring the time value of money is considered in the transaction price, and allowing estimates of variable consideration to be recognized before contingencies are resolved in certain circumstances. The Company adopted the guidance as of January 1, 2017 by applying the full retrospective method. The Company elected to take the practical expedient to exclude from the transaction price all taxes assessed by a governmental authority. The adoption of ASU 2014-09 did not have a material impact on the Company's consolidated statements of operations or consolidated statements of cash flows.

SDC FINANCIAL, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2018 and 2017

(in thousands, except units and per unit amounts)

Note 2—Recent Accounting Pronouncements (Continued)

New Accounting Pronouncements Not Yet Adopted

        In February 2016, the FASB issued ASU 2016-02, "Leases (Topic 842)." This update requires a dual approach for lessee accounting under which a lessee will account for leases as finance leases or operating leases. Both finance leases and operating leases will result in the lessee recognizing a right-of-use asset and a corresponding lease liability on its balance sheet, with differing methodology for income statement recognition. In July 2018, ASU 2018-10, "Codification Improvements to Topic 842, Leases," was issued to provide more detailed guidance and additional clarification for implementing ASU 2016-02. Furthermore, in July 2018, the FASB issued ASU 2018-11, "Leases (Topic 842): Targeted Improvements," which provides an optional transition method in addition to the existing modified retrospective transition method by allowing a cumulative effect adjustment to the opening balance of retained earnings in the period of adoption. These new leasing standards are effective for fiscal years beginning after December 15, 2019, with early adoption permitted. The Company is evaluating the effect of the adoption of this guidance on its consolidated financial statements.

        In June 2016, the FASB issued ASU 2016-13, "Financial Instruments—Credit Losses" (Topic 326)." The FASB issued this update to provide financial statement users with more decision-useful information about the expected credit losses on financial instruments and other commitments to extend credit held by a reporting entity at each reporting date. The amendments in this update replace the existing guidance of incurred loss impairment methodology with an approach that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. In November 2018, the FASB issued ASU 2018-19, "Codification Improvements to Topic 326, Financial Instruments—Credit Losses," which clarifies the scope of guidance in the ASU 2016-13. The updated guidance is effective for annual periods beginning after December 15, 2020. Early adoption of the update is permitted in fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The Company is currently evaluating the impact of this guidance on its consolidated financial statements and related disclosures.

        In August 2017, the FASB issued ASU 2017-12, "Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities," which amends and simplifies existing guidance in order to allow companies to more accurately present the economic effects of risk management activities in the financial statements. This update expands and refines hedge accounting for both nonfinancial and financial risk components and aligns the recognition and presentation of the effects of the hedging instrument and the hedged item in the financial statements. Additionally, the amendments in ASU 2017-12 provide new guidance about income statement classification and eliminates the requirement to separately measure and report hedge ineffectiveness. This guidance is effective for fiscal years beginning after December 15, 2019, with early adoption permitted. The amendments in ASU 2017-12 require that an entity with cash flow or net investment hedges existing at the date of adoption apply a cumulative-effect adjustment to eliminate the separate measurement of ineffectiveness to the opening balance of retained earnings as of the beginning of the fiscal year in which the entity adopts this guidance. The amended presentation and disclosure guidance should be adopted prospectively. The Company is currently assessing the impact that adoption of this guidance will have on its consolidated financial statements and related disclosures.

SDC FINANCIAL, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2018 and 2017

(in thousands, except units and per unit amounts)

Note 2—Recent Accounting Pronouncements (Continued)

        In June 2018, the FASB issued ASU 2018-07, "Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting," which expands the scope of Topic 718 to include share-based payment transactions for acquiring goods and services from non-employees. This guidance is effective for years beginning after December 15, 2019, with early adoption permitted. The Company is currently evaluating the impact of this guidance on its consolidated financial statements and related disclosures.

        In August 2018, the FASB issued ASU 2018-13, "Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement," which amends the disclosure requirements for fair value measurements by removing, modifying and adding certain disclosures. This guidance is effective for years beginning after December 15, 2020, with early adoption permitted. The Company does not expect the adoption of this guidance to have a material impact on its consolidated financial statements and related disclosures.

        In August 2018, the FASB issued ASU 2018-15, "Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Customer's Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract." This update clarifies the accounting treatment for fees paid by a customer in a cloud computing arrangement (hosting arrangement) by providing guidance for determining when the arrangement includes a software license. This guidance is effective for years beginning after December 15, 2020, with early adoption permitted. The amendments may be applied either retrospectively or prospectively to all implementation costs incurred after the date of adoption. The Company is currently assessing the impact that adoption of this guidance will have on its consolidated financial statements and related disclosures.

Note 3—Inventories

        Inventories are comprised of the following at December 31:

	2018	2017
Raw materials	$3,486	$1,957
Finished goods	5,295	766

Total inventories	8,781	2,723

Note 4—Prepaid and other current assets

        Prepaid and other current assets are comprised of the following at December 31:

	2018	2017
Prepaid expenses	$2,642	$1,716
Deposits to vendors	2,822	578
Other	318	84

Total prepaid and other current assets	$5,782	$2,378

SDC FINANCIAL, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2018 and 2017

(in thousands, except units and per unit amounts)

Note 5—Property, plant and equipment, net

        Property, plant and equipment are comprised of the following at December 31:

	2018	2017
Lab and SmileShop equipment	$30,627	$6,584
Computer equipment and software	14,748	3,241
Leasehold improvements	7,208	2,703
Furniture and fixtures	5,174	1,579
Vehicles	721	—
Construction in progress	6,031	939

	64,509	15,046
Less: accumulated depreciation	(11,958)	(3,153)

Property, plant and equipment, net	$52,551	$11,893

        The carrying values of assets under capital leases were $6,285 and $0 as of and December 31, 2018, and December 31, 2017, respectively, net of accumulated depreciation of $582 and $0, respectively.

Note 6—Accrued liabilities

        Accrued liabilities are comprised of the following at December 31:

	2018	2017
Accrued marketing costs	$11,760	$3,801
Accrued payroll and payroll related expenses	10,469	3,965
Other	12,710	6,178

Total accrued liabilities	$34,939	$13,944

Note 7—Income taxes

        SDC Financial and its subsidiaries are limited liability companies and have elected to be taxed as partnerships for federal income tax purposes with the exception of a subsidiary, SDC Holding, LLC, that is treated like a corporation. While most states do not impose an entity level tax on partnership income, SDC Financial is subject to entity level tax in both Tennessee and Texas. The Company also has operations in Costa Rica, Puerto Rico and Canada with tax filings in each foreign jurisdiction. Accordingly, the Company files income tax returns in the U.S. federal, various state and foreign jurisdictions. The Company's U.S. federal and state income tax returns for the tax years 2015 and beyond remain subject to examination by the IRS. With respect to state and local jurisdictions, SDC Financial and its subsidiaries are typically subject to examination for several years after the income tax returns have been filed.

        The Company's operations in Costa Rica are subject to agreements allowing for a 0% income tax rate for eight years ending in 2025.

SDC FINANCIAL, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2018 and 2017

(in thousands, except units and per unit amounts)

Note 7—Income taxes (Continued)

        The Company recognizes interest and penalties related to income tax matters in income tax expense, and such amounts were not significant to the consolidated statements of operations. The income tax provision for the years ended December 31, 2018 and 2017, respectively, was as follows:

	2018	2017
Current:
Federal	$101	$43
State	204	85
Foreign	—	—

Current income tax provision	305	128
Deferred:
Federal	—	—
State	56	—
Foreign	—	—

Deferred income tax provision	56	—

Total income tax provision	$361	$128

        Significant components of the Company's deferred tax assets (liabilities) as of December 31, 2018 and 2017 were as follows:

	2018	2017
Depreciation and amortization	$(984)	$(26)
Deferred revenue	697	413
Accruals and reserves	508	468
Net operating loss carryforwards	2,259	602
Deferred warrant expense	191	—
Other	(5)	(7)

Gross deferred tax assets and (liabilities)	2,666	1,450
Valuation allowance	(2,722)	(1,450)

Net deferred tax assets and (liabilities)	$(56)	$—

        At December 31, 2018 the Company had net operating loss carryforwards (tax effected) for income tax purposes of approximately $2,259, which expire from 2029 through 2033.

SDC FINANCIAL, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2018 and 2017

(in thousands, except units and per unit amounts)

Note 8—Long-Term Debt

        The Company's debt and capital lease obligations are comprised of the following at December 31:

	2018	2017
TCW financing agreement, net of unamortized discount and financing costs of $19,719	$100,781	$—
Warrant repurchase obligation	31,900	—
Capital lease obligations (Note 14)	6,308	—

Total debt	138,989	—
Less current portion	(1,866)	—

Total long-term debt	$137,123	$—

        Annual maturities of long-term debt, excluding capital lease obligations and debt discounts, are as follows:

	TCW Credit Facility	Warrant Repurchase	Total
2019	$—	$—	$—
2020	—	—	—
2021	—	—	—
2022	—	—	—
2023	120,500	31,900	152,400

Total	$120,500	$31,900	$152,400

TCW financing agreement

        In February 2018 the Company entered into a financing agreement with TCW Direct Lending ("TCW Credit Facility") to provide a debt facility to the Company. The TCW Credit Facility provides for an initial term loan of $55,000 ("Initial Term Loan") and the potential to draw up to an additional $70,000 ("Delayed Draw Facility"). The Initial Term Loan and the Delayed Draw Facility mature February 2023. At the Company's election, the Initial Term Loan and the Delayed Draw Facility will bear interest at an annual rate of LIBOR or reference rate, as defined in the agreement, plus an applicable margin that is based on the Company's leverage (8% margin for the year ending December 31, 2018). The TCW Credit Facility also includes make-whole provisions in case of termination of the facility.

        The purpose of the TCW Credit Facility was to repay outstanding amounts under the Align Loan (see Note 13), for working capital and other corporate purposes.

        The TCW Credit Facility is secured by a first mortgage and lien on the real property and related personal and intellectual property of the Company.

        The Company recorded $3,514 and $3,125 of deferred financing costs and issuance discounts, respectively, related to the TCW Credit Facility. During the year ended December 31, 2018, the Company amortized under the effective interest rate method $4,319 of deferred financing and debt issuance costs which is included in interest expense on the consolidated statements of operations.

SDC FINANCIAL, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2018 and 2017

(in thousands, except units and per unit amounts)

Note 8—Long-Term Debt (Continued)

        In December 2018, the Company entered into an amendment to the TCW Credit Facility ("Amended Credit Facility") which added and amended certain terms of the Initial Term Loan, including the quarterly revenue and profit targets, and issued the warrant repurchase obligation (described further below).

        In addition, the Amended Credit Facility contains certain covenants which, among other things, limit the incurrence of additional indebtedness, investments, dividends, transactions with affiliates, asset sales, acquisitions, mergers and consolidations, liens and encumbrances and other matters customarily restricted in such agreements. The Company is limited on dividends or distributions on equity interest for any subsidiary or pay any subordinated indebtedness owed to the Company or any of its subsidiaries. The Company is also limited on investments in subsidiaries to $10,000 ($5,000 in foreign subsidiaries), and the subsidiaries of the Company are limited to pay SDC Financial expenses in the amount of $500 per annum. The material financial covenants, ratios or tests contained in the TCW Credit Facility are as follows:

  •
  The Company must obtain certain quarterly consolidated revenue and profit targets in certain periods, as defined in the agreement.

  •
  The Company must maintain a delinquency rate on its receivables not to exceed 22.5%.

  •
  The Company must maintain a minimum liquidity, as defined in the agreement, of at least $5,000.

        If an event of default shall occur and be continuing under the TCW Credit Facility, the commitments under the TCW Credit Facility may be terminated and the principal amount outstanding under the TCW Credit Facility, together with all accrued unpaid interest and other amounts (including any make-whole provisions) owing in respect thereof, may be declared immediately due and payable.

        As of December 31, 2018, the Company had $55,000 and $65,500 outstanding under the Initial Term Loan and the Delayed Draw Facility, respectively, and was in compliance with all covenants in the Amended Credit Facility.

Warrant and Warrant Repurchase Obligation

        In February 2018, SDC Financial issued, concurrently with the TCW Credit Facility, warrants to the lenders thereunder (collectively, the "Warrants"). The Warrants were split into two series: Class W-1 and Class W-2 Warrants. The Class W-1 and Class W-2 Warrants were convertible in to 1,121 and 2,243 W-1 and W-2 membership units, respectively, with each having a conversion price of $297.26 per unit.

        Prior to the Company entering the Amended Credit Facility, the Warrants included put and call options; whereby, the Company could either purchase up to 75% of the outstanding Warrants, or the Warrant holders could require the Company to purchase up to 100% of the Warrants. The Company had initially accounted for the Warrants as a derivative which was initially recorded at fair value of $17,400 and adjusted subsequently resulting in additional expense of $14,500 which is included in other expense in the consolidated statement of operations.

SDC FINANCIAL, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2018 and 2017

(in thousands, except units and per unit amounts)

Note 8—Long-Term Debt (Continued)

        The Amended Credit Facility cancelled the put and call features of the Warrants, eliminated the convertibility of the Warrants into member equity units, and the Company agreed it would repurchase the Warrants for a fixed amount, subject to interest ("Warrant Repurchase Obligation"). The price at which the Company will repurchase the Warrant Repurchase Obligation is $31,900 and if the payment occurs after March 31, 2019, interest is accrued under the Initial Term Loan, and such interest shall be added to the principal amount of the Initial Term Loan. If the Warrant Repurchase Obligation is not repaid prior to November 15, 2019, the entire repurchase price and any interest earned shall be added to the principal amount of the Initial Term Loan which matures in 2023. The Warrant Repurchase Obligation is classified as long-term debt on the consolidated balance sheet as of December 31, 2018.

Note 9—Redeemable Series A Preferred Units

        In October 2018, SDC Financial issued 14,784 Redeemable Series A Preferred Units ("Series A Units") for net proceeds of $388,634, after deduction of $11,578 in issuance costs. The redemption value for each Series A Units is equal to the greater of (i) the original unit price less any distributions for such Series A Unit and (ii) the fair value for such Series A Unit. The Series A Unitholders may redeem the Series A Units six years after the issuance date; provided, that a liquidation event has not been consummated prior to such date. The Series A Units are convertible to common membership units at any time based upon the election of the Series A Unitholders or on a qualified public offering based on a conversion price of $27,071 per unit. Each Series A Unitholder shall vote in accordance with such member's percentage interest. Additionally, the Series A Unitholders receive priority on preferred returns and return of capital on any member distributions.

        The Series A Units accrue a preferred return at the rate of 12.5% per annum, which amount shall be cumulative and compound annually. As of December 31, 2018, the accrued preferred returns were $13,676. The distributions of the preferred return on the Series A Units are subject to the same conditions as non-Series A Unit distributions which require all distributions to be approved by SDC Financial's board of directors. For the year ended December 31, 2018, SDC Financial had not declared nor paid any preferred returns on the Series A Units. Additionally, there are certain actions that require a majority consent by the Series A Unitholders, and the Series A Unitholders have the right to select a member of the Company's board of directors.

        The Company classified the Series A Units containing the redemption features described above as temporary equity in the consolidated balance sheets as redemption is outside the control of the Company. The Series A Units are recorded at the redemption value and the Company accounts for the changes in the redemption value using the accretion method which is recorded through members' equity. There was no change in the redemption value of the Series A Units in 2018.

        At the Company's discretion, the Company may distribute approximately $200,000 of the proceeds from the issuance of the Series A Units to non-Series A Unitholders. No such distribution was made during the year ended December 31, 2018.

SDC FINANCIAL, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2018 and 2017

(in thousands, except units and per unit amounts)

Note 10—Members' Equity

        The SDC Financial operating agreement, as amended and restated, provides for classes of units, allocation of profits and losses, distribution preferences, and other member rights. The operating agreement allows for common units, Class A, Class B, Class C, Class D, and Series A units. Each unitholder generally votes separately as a class. Proposals require a majority vote for approval, and proposals for dissolution, liquidation or termination also require a majority vote of the preferred units voting as a class and a majority of the common units voting as a class. Members are limited in their liability to their capital contributions. Refer Note 9 for Series A Unitholder rights.

        The Class A and Class B incentive units have various vesting provisions and have been determined to be equity instruments. At December 31, 2018, 45,193 of the 49,084 incentive units were vested and at December 31, 2017, 36,001 of the 49,247 incentive units were vested. At December 31, 2018, 40,911 of these vested units were held by current or former employees of the Company and 4,282 vested units were held by non-employees who provide services to the Company. At December 31, 2017, 32,773 of these vested units were held by current or former employees of the Company and 3,228 vested units were held by non-employees who provide services to the Company.

        A return of capital to certain non-incentive unitholders or a minimum distribution threshold is required before distributions are made to Class A and B unitholders. The Class A incentive unitholders have also agreed to a portion of their distributions to be allocated to certain non-incentive unitholders. SDC Financial has the option, but not the obligation, to repurchase the incentive units at fair value. The distribution threshold is the amount established with respect to each Class A and B incentive unit upon the issuance of such incentive unit that equals the minimum amount determined by the SDC Financial's board of directors in its reasonable discretion to be necessary to cause such incentive units to constitute a profits interest and which may be adjusted to take into account additional contributions to SDC Financial.

        Class C unitholders have the right to select a member of the Company's board of directors. Class D unitholders have substantially the same rights as the common unitholders.

        In June 2017, the Company redeemed 2,153 Class B incentive units for $12,396. The Company paid $1,602 of the redemption price in June 2017 and the balance is being paid in 36 equal monthly installments as described in Note 8 above. In addition, the Company advanced a distribution of $1,398 to the seller to be repaid out of any future proceeds of the remaining units owned by the seller. This advance bears interest at 1.15% and is reflected as a reduction of members' equity.

        In January 2018, the Company redeemed 271 Class B incentive units for $1,546 which is payable over 24 months as described in Note 8.

        SDC Financial's operating agreement, as amended and restated, provides that any distributions, other than tax distributions and the $200,000 discussed in Note 9, will be made according to the following priority on a cumulative basis:

  •
  First, to the Series A Unitholders in proportion to the aggregate unpaid preferred return unpaid immediately prior to such distribution;

  •
  Second, to the Series A Unitholders in proportion to the respective number of Series A Units until the return of the purchase price of the Series A Units;

SDC FINANCIAL, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2018 and 2017

(in thousands, except units and per unit amounts)

Note 10—Members' Equity (Continued)

  •
  Third, subject to the distribution thresholds (if any), to the holders of non Series A Unitholders pro rata until each non Series A Unitholder has been distributed an amount equal to the prorata amount of distributions to the Series A Unitholders above.

  •
  Fourth, to the Series A and non Series A Unitholders in proportion to their Percentage Interests, subject to certain member specific adjustments related to the Class A and B units, as defined in the Operating Agreement:

        Notwithstanding the foregoing, no distribution can be made with respect to any Class A or B unit that is subject to a distribution threshold, until such time as the cumulative distributions to the other Series A and non Series A Unitholders reach that distribution threshold.

        In the event of a change in form of SDC Financial to become a corporation, each Series A and non Series A Unitholder will receive equity interests in the successor corporation having a value equal to the amount the unitholder would be entitled to in the event of a liquidation. The rate of conversion is determined based on the valuation at the time of the conversion event, distributions thresholds, cumulative distributions to date and the number of each class of equity units outstanding at that time.

        SDC Financial had the following member units as of December 31:

	2018	2017
Common units	38,489	38,489
Class A incentive units	46,174	46,174
Class B incentive units	2,910	3,073
Class C non-incentive units	20,710	20,710
Class D non-incentive units	595	595

Total units	108,878	109,041

        The profits or losses of the Company for each fiscal year are allocated among the unitholders so as to ensure that the capital account of the unitholder is equal to the aggregate distributions that such unitholder would be entitled to receive if all of the assets of the Company were sold for their fair value.

        In addition to the TCW Warrants described in Note 8, SDC Financial has warrants outstanding for 369 units at December 31, 2018 and 2017. The exercise price of the warrants is $2,519 per unit and expire during 2026.

Note 11—Equity-Based Compensation

        Incentive units may be granted to current or prospective officers or employees or non-employees. For employee incentive units, the fair value of the incentive units are based on SDC Financial's unit value on the date of grant. For non-employee incentive units, the fair value is determined at the time of vesting. A

SDC FINANCIAL, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2018 and 2017

(in thousands, except units and per unit amounts)

Note 11—Equity-Based Compensation (Continued)

summary of equity-based compensation expense recognized during the years ended December 31 is as follows:

	2018	2017
Incentive units to employees	$1,807	$1,588
Incentive units to non-employees	18,032	5,272

Total	$19,839	$6,860

        Amounts are included in general and administrative expense on the consolidated statements of operations.

        A summary of the activity for incentive units to employees for the year ended December 31, 2018, is as follows:

	Number of Units	Weighted Average Grant Date Fair Value	Weighted Average Remaining Term (in years)	Aggregate Intrinsic Value
Non-vested incentive units at December 31, 2017
Class A incentive units	9,844	$108
Class B incentive units	2,038	1,512
Granted
Class B incentive units	108	4,923
Vested
Class A incentive units	(7,874)	108
Class B incentive units	(517)	1,599

Non-vested incentive units at December 31, 2018	3,599	$833	1.4	$72,064

        The aggregate intrinsic value in the table above represents the total intrinsic value (calculated by multiplying the current unit value on December 31, 2018 by the number of non-vested incentive units) that would have been received by the unitholders had all the incentive units been vested and released as of the last day of 2018. This amount will fluctuate based on the fair market value of the Company's units.

        The total fair value of incentive units to employees vested during the years ended December 31, 2018 and 2017 was $132,272 and $40,563, respectively. The weighted average grant date fair value of incentive units granted to employees during 2018 and 2017 was $4,923 and $1,541, respectively. As of December 31, 2018, there was $3,036 of total unamortized compensation costs related to incentive units.

        As of December 31, 2018 and 2017, SDC Financial had outstanding non-vested incentive units to non-employees of 292 and 1,364, respectively.

SDC FINANCIAL, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2018 and 2017

(in thousands, except units and per unit amounts)

Note 12—Employee Benefit Plans

        The Company has agreements with several key employees to provide a bonus payment in the event of a liquidation event as defined in each agreement. The bonus amounts are calculated based on the value of the Company at the time of the liquidation event less an amount determined upon the employee entering into the agreement. The right to the payment generally vests annually over a five-year period, with certain liquidation events resulting in an acceleration of the vesting period. No amounts were required to be recorded for these agreements as of December 31, 2018 and 2017.

        The Company sponsors a defined contribution retirement plan under Section 401(k) of the Internal Revenue Code that covers substantially all U.S. employees who meet minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pre-tax basis. For the years ended December 31, 2018 and 2017, the Company matched 100% of employees' salary deferral contributions up to 3% and 50% of employees' salary deferral contributions from 3% to 5% of employees' eligible compensation. The Company contributed $1,133 and $229 to the 401(k) plan for the years ended December 31, 2018 and 2017, respectively.

Note 13—Related Party Transactions

Align loan and security agreement

        In July 2017, the Company amended its Loan and Security Agreement ("Align Loan") with Align Technology, Inc. ("Align"), a member of SDC Financial to increase the line of credit. The Align Loan provided a line of credit for the Company to borrow up to 80% of eligible receivables up to a maximum amount of $30,000 at an interest rate of 7%. Eligible receivables generally exclude past due receivables and were net of applicable reserves. The Company pledged substantially all its assets as security for the Align Loan. The Align Loan was repaid in February 2018.

Promissory Notes to Majority Member and Related Parties

        These notes consist of three promissory notes payable to two unitholders, one of whom is a majority member, and a related party of a unitholder. These notes were subordinated to the Align Loan Agreement and the TCW Credit Facility, bear interest at 10%, and are payable with interest annually. These loans mature in 2019. As of December 31, 2018 and 2017, the balances of these notes were $11,685 and $11,672, respectively. Interest expense of $1,173 and $1,106 was incurred for the years ended December 31, 2018 and 2017, respectively.

        As of December 31, 2018 and 2017, the Company had promissory notes of $6,168 and $8,995, respectively, outstanding to former employees related to repurchases of membership units which have interest and principal payments due in monthly installments over 24 to 36 months. The promissory notes bear interest of 1.7% to 3.0%. Interest on these promissory notes payable was $238 and $151 for the years ended December 31, 2018 and 2017, respectively.

Products and Services

        The Company is affiliated through common ownership with several other entities ("Affiliates"). The Affiliates incur costs related to the Company, including travel costs, certain senior management personnel

SDC FINANCIAL, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2018 and 2017

(in thousands, except units and per unit amounts)

Note 13—Related Party Transactions (Continued)

costs, freight, and rent, the most significant of which is freight. The Company reimbursed $8,250 and $4,475 of freight incurred through an Affiliate during the years ended December 31, 2018 and 2017, respectively, which is included in cost of revenues—related parties. These costs incurred by Affiliates related to the Company are billed at actual cost to the Company by the Affiliates.

        In addition, the Company paid one of the Affiliates $1,200 and $540 in management fees for the years ended December 31, 2018 and 2017, respectively, included in general and administrative expenses. These fees include charges relating to several individuals who provide senior leadership to the Company as well as certain other services. Certain of these individuals have been granted incentive units, which have resulted in equity-based compensation expense (see Note 11).

        The Company is party to a Strategic Supply Agreement with Align, a unitholder of the Company, in which the Company had the option to purchase aligners from Align at a price that varies with the level of product purchased. While the majority of the Company's aligners were manufactured in-house, the Company did purchase aligners under this agreement. Additionally, the Company purchases oral digital imaging equipment from Align. For the years ended December 31, 2018 and 2017, purchases from Align of equipment were $15,135 and $3,437, respectively, and purchases of aligners included in cost of revenues—related parties were $27,670 and $24,171, respectively.

        At December 31, 2018 and 2017, amounts due to related parties for goods and services were $20,305 and $14,721, respectively. These amounts are included within due to related parties on the consolidated balance sheets.

Note 14—Commitments and Contingencies

Lease Commitments

        The Company has various operating leases, primarily for leased facilities. Total rental expense for these operating leases amounted to $13,566 and $3,290 for the years ended December 31, 2018 and 2017, respectively. The Company recognizes rent expense on a straight-line basis over the life of the lease, adjusted for lessor incentives received, which commences on the date that the Company has the right to control the property.

SDC FINANCIAL, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2018 and 2017

(in thousands, except units and per unit amounts)

Note 14—Commitments and Contingencies (Continued)

        At December 31, 2018, future minimum payments for capital and operating leases consist of the following:

	Capital Leases	Operating Leases
2019	$2,378	$8,017
2020	2,378	3,963
2021	2,547	3,587
2022	—	1,692
2023 and thereafter	—	1,722

Total minimum lease payments	7,303	$18,981

Amount representing interest	994

Present value of minimum lease payments	6,309
Less: current portion	(1,866)

	$4,443

Legal Matters

        The Company is involved, from time to time, in various contractual, product liability, intellectual property and other claims and disputes incidental to its business. While litigation is subject to uncertainties and the outcome of litigated matters is not predictable with assurance, the Company currently believes that the disposition of all pending or, to the knowledge of the Company, threatened claims and disputes, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on the Company's consolidated financial position, results of operations or liquidity.

        In March 2019, a final arbitration award was issued in an arbitration proceeding brought by the Company alleging that one of its Members, Align, had violated certain restrictive covenants set forth in the Company's' Operating Agreement. The arbitrator ruled that Align had breached both the non-competition and confidentiality provisions of the Operating Agreement and that, as a result, Align was required to close its Invisalign Stores, return all of the Company's Confidential Information and to sell its membership units to the non-Series A unitholders of SDC Financial for an amount equal to the balance in Align's capital account as of November 2018. Per the terms of the ruling, this repurchase was effectuated in April 2019 by the remaining non-Series A unitholders. In addition to the above, the arbitrator extended the Align non-competition period through August of 2022.

Other

        The Company periodically receives communications from state and federal regulatory and similar agencies inquiring about the nature of the Company's business activities, licensing of professionals providing services, and similar matters. Such matters are routinely concluded with no financial or operational impact on the Company. While the outcome of any individual matter is not predictable with assurance, there are currently no actions with any agency that would reasonably be expected to have a material adverse effect on the Company's operations, financial condition, results, or liquidity.

SDC FINANCIAL, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2018 and 2017

(in thousands, except units and per unit amounts)

Note 15—Segment Reporting

        The Company provides aligner products primarily through its retail locations and internet site. The Company's chief operating decision maker views its operations and manages the business on a consolidated basis and, therefore the Company has one operating segment, aligner products, for segment reporting purposes in accordance with ASC 280-10, "Segment Reporting." For the years ended December 31, 2018 and 2017, all of the Company's revenues were generated by sales within the United States and substantially all of its net property, plant and equipment was within the United States.

Note 16—Supplemental Cash Flow Information

        The supplemental cash flow information comprised of the following for the years ended December 31:

	2018	2017
Interest paid	$8,392	$1,023

Purchases of equipment included in accounts payable	$1,457	$—

Property acquired under capital leases	$6,867	$—

Promissory note issued in exchange for member unit redemptions	$1,546	$10,793

SDC FINANCIAL, LLC AND SUBSIDIARIES

Condensed Consolidated Balance Sheets (Unaudited)

June 30, 2019 and December 31, 2018

(in thousands)

	June 30, 2019	December 31, 2018
Cash	$149,088	$313,929
Accounts receivable	181,806	113,934
Inventories	13,749	8,781
Prepaid and other current assets	11,554	5,782

Total current assets	356,197	442,426
Accounts receivable, non-current	93,283	60,217
Property, plant and equipment, net	86,770	52,551
Other assets	6,269	—

Total assets	$542,519	$555,194

Accounts payable	$49,805	$25,250
Accrued liabilities	63,728	34,939
Due to related parties	3,443	20,305
Deferred revenue	20,788	19,059
Current portion of related party debt	3,984	16,054
Current portion of long-term debt	29,504	1,866

Total current liabilities	171,252	117,473
Long term debt, net of current portion	171,478	137,123
Long-term related party debt	—	1,799
Other long term liabilities	606	602

Total liabilities	343,336	256,997
Commitment and contingencies
Redeemable Series A Preferred Units	425,188	388,634
Member deficit	(226,320)	(90,752)
Warrants	315	315

Total members' deficit	(226,005)	(90,437)

Total liabilities, Redeemable Series A Preferred Units and members' deficit	$542,519	$555,194

The accompanying notes are an integral part of these Interim Unaudited Condensed Consolidated
Financial Statements.

SDC FINANCIAL, LLC AND SUBSIDIARIES

Condensed Consolidated Statements of Operations (Unaudited)

For the Six Months Ended June 30, 2019 and 2018

(in thousands, except per unit data)

	Six months ended June 30,
	2019	2018
Revenue, net	$353,867	$165,516
Financing revenue	19,663	9,548

Total revenues	373,530	175,064
Cost of revenues	72,238	41,867
Cost of revenues—related parties	11,342	18,510

Total cost of revenues	83,580	60,377

Gross profit	289,950	114,687
Marketing and selling expenses	209,146	86,457
General and administrative expenses	96,490	47,301

Loss from operations	(15,686)	(19,071)
Interest expense	7,316	4,931
Interest expense—related parties	75	953
Loss on extinguishment of debt	29,640	—
Other expense	81	8,642

Net loss before provision for income tax expense	(52,798)	(33,597)
Provision for income tax expense	117	209

Net loss	$(52,915)	$(33,806)

Pro forma net loss and per share information (unaudited)
Pro forma provision for income taxes

Pro forma net loss

Pro forma basic and diluted net loss per share

Pro forma weighted average shares outstanding—basic and diluted

The accompanying notes are an integral part of these Interim Unaudited Condensed Consolidated
Financial Statements.

SDC FINANCIAL, LLC AND SUBSIDIARIES

Condensed Consolidated Statements of Members' Deficit (Unaudited)

For the Six Months Ended June 30, 2019

(in thousands, except unit data)

	Members' Deficit		Warrants
	Units	Amount	Units	Amount	Total
Balances at December 31, 2017	109,041	$(34,169)	369	$315	$(33,854)
Redemption of member units	(271)	(1,544)	—	—	(1,544)
Unitholder distribution	—	(21)	—	—	(21)
Grant of incentive member units	108	—	—	—	—
Distributions paid and payable	—	(86)	—	—	(86)
Equity based compensation	—	7,872	—	—	7,872
Net loss	—	(33,806)	—	—	(33,806)

Balances at June 30, 2018	108,878	$(61,754)	369	$315	$(61,439)

Balances at December 31, 2018	108,878	$(90,752)	369	$315	$(90,437)
Series A redemption accretion	—	(36,761)	—	—	(36,761)
Redemption of member units	(20,710)	(54,154)	—	—	(54,154)
Equity-based compensation	—	8,262	—	—	8,262
Net loss	—	(52,915)	—	—	(52,915)

Balances at June 30, 2019	88,168	$(226,320)	369	$315	$(226,005)

The accompanying notes are an integral part of these Interim Unaudited Condensed Consolidated
Financial Statements.

SDC FINANCIAL, LLC AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows (Unaudited)

For the Six Months Ended June 30, 2019 and 2018

(in thousands)

	Six months ended June 30,
	2019	2018
Operating Activities
Net loss	$(52,915)	$(33,806)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	9,723	2,735
Deferred loan cost amortization	475	284
Accrued interest to related parties	—	601
Fair value adjustment of warrant derivative	—	8,624
Equity-based compensation	8,262	7,872
Loss on extinguishment of debt	17,693	—
Other non-cash operating activities	1,783	1,604
Changes in operating assets and liabilities:
Accounts receivable	(100,937)	(60,748)
Inventories	(4,968)	(2,573)
Prepaid and other current assets	(5,772)	(1,809)
Accounts payable	15,436	7,782
Accrued liabilities	28,461	9,965
Due to related parties	(16,862)	(59)
Deferred revenue	1,729	12,033

Net cash used in operating activities	(97,892)	(47,495)
Investing Activities
Purchases of property and equipment—related party	—	(1,295)
Purchases of property and equipment	(31,879)	(4,647)
Purchases of intangible assets	(6,269)	—

Net cash used in investing activities	(38,148)	(5,942)
Financing Activities
Borrowings on long-term debt	151,300	95,875
Payments of issuance costs	(6,127)	(3,142)
Principal payments on long-term debt	(152,400)	—
Principal payments on related party debt	(20,598)	(33,284)
Payments on other long-term liabilities	(976)	—

Net cash (used in) provided by financing activities	(28,801)	59,449

(Decrease) increase in cash	(164,841)	6,012
Cash at beginning of period	313,929	4,071

Cash at end of period	$149,088	$10,083

The accompanying notes are an integral part of these Interim Unaudited Condensed Consolidated
Financial Statements.

SDC FINANCIAL, LLC AND SUBSIDIARIES

Notes to Interim Condensed Consolidated Financial Statements (Unaudited)

June 30, 2019

(in thousands, except units and per unit amounts)

Note 1—Summary of Significant Accounting Policies

Business Description

        SDC Financial, LLC ("SDC Financial") is a Tennessee limited liability company and wholly owns SmileDirectClub, LLC (a Tennessee limited liability company) and Access Dental Lab, LLC (a Tennessee limited liability company), collectively herein referred to as (the "Company", "we", "our"). The Company's direct-to-consumer model provides customers with a customized clear aligner therapy treatment delivered through its teledentistry platform. The Company integrates the marketing, aligner manufacturing, and fulfillment, and provides a proprietary web-based teledenstistry platform for the monitoring of treatment by licensed dentists and orthodontists through the completion of a member's treatment. The Company is headquartered in Nashville, Tennessee and has locations throughout the U.S, Puerto Rico, Canada, Australia, United Kingdom and Costa Rica.

Basis of Presentation and Consolidation

        The interim condensed consolidated financial statements include the accounts of SDC Financial and its wholly-owned subsidiaries, as well as accounts of contractually affiliated professional corporations ("PC's") managed by the Company.

        The interim condensed consolidated financial statements include the accounts of variable interest entities in which the Company is the primary beneficiary under the provisions of Accounting Standards Codification ("ASC") Topic 810, Consolidation. At June 30, 2019, the variable interest entities include 38 dentist owned PC's and at December 31, 2018 the variable interest entities included 31 dentist owned PC's. The Company is a dental service organization and does not engage in the practice of dentistry. All clinical services are provided by dentists and orthodontists who are employed as independent contractors or otherwise engaged by the dentist-owned PC's. The Company contracts with the PC's and dentists and orthodontists through a suite of agreements, including but not limited to, management services agreements, supply agreements, and licensing agreements, pursuant to which the Company provides the administrative, non-clinical management services to the PC's and independent contractors. The Company has the contractual right to manage the activities that most significantly impact the variable interest entities' economic performance through these agreements without engaging in the corporate practice of dentistry. Additionally, the Company would absorb substantially all of the expected losses of these entities should they occur. The accompanying consolidated statements of operations reflect the revenue earned and the expenses incurred by the PC's.

        All significant intercompany balances and transactions are eliminated in consolidation.

Management Use of Estimates

        The preparation of the interim condensed consolidated financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that impact the reported amounts. On an ongoing basis, the Company evaluates its estimates, including those related to the fair values of financial instruments, useful lives of property, plant and equipment, revenue recognition, equity-based compensation, long-lived assets, and contingent liabilities, among others. Each of these estimates varies in regard to the level of judgment involved and its potential impact on the Company's financial results. Estimates are considered critical

SDC FINANCIAL, LLC AND SUBSIDIARIES

Notes to Interim Condensed Consolidated Financial Statements (Unaudited) (Continued)

June 30, 2019

(in thousands, except units and per unit amounts)

Note 1—Summary of Significant Accounting Policies (Continued)

either when a different estimate could have reasonably been used, or where changes in the estimate are reasonably likely to occur from period to period, and such use or change would materially impact the Company's financial condition, results of operations, or cash flows. Actual results could differ from those estimates.

Revenue Recognition

        The Company's revenues are derived primarily from sales of aligners, impression kits, whitening gel, and retainers. Revenue is recorded for all customers based on the amount that is expected to be collected, which considers implicit price concessions, discounts and returns. The Company adopted ASC 606, "Revenue from Contracts with Customers" which outlines a single comprehensive model for recognizing revenue as performance obligations are transferred to the customer in exchange for consideration. This standard also requires expanded disclosures regarding the Company's revenue recognition policies and significant judgments employed in the determination of revenue. The Company adopted this standard effective January 1, 2017.

        The Company identifies a performance obligation as distinct if both of the following criteria are met: the customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer and the entity's promise to transfer the good or service to the customer is separately identifiable from other promises in the contract. Determining the standalone selling price ("SSP") and allocation of consideration from a contract to the individual performance obligations, and the appropriate timing of revenue recognition, is the result of significant qualitative and quantitative judgments. Management considers a variety of factors such as historical sales, usage rates (the number of times a customer is expected to order additional aligners), costs, and expected margin, which may vary over time depending upon the unique facts and circumstances related to each performance obligation, in making these estimates. Further, the Company's process for estimating usage rates requires significant judgment and evaluation of inputs, including historical data and forecasted usages. Changes in the allocation of the SSP between performance obligations will not affect the amount of total revenues recognized for a particular contract. The Company uses the expected cost plus a margin approach to determine the SSP for performance obligations, and discounts are allocated to each performance obligation based on the relative standalone selling price. However, any material changes in the allocation of the SSP could impact the timing of revenue recognition, which may have a material effect on the Company's financial position and result of operations as the contract consideration is allocated to each performance obligation, delivered or undelivered, at the inception of the contract based on the SSP of each distinct performance obligation.

        The Company estimates the amount expected to be collected based upon management's assessment of historical write-offs and expected net collections, business and economic conditions and other collection indicators. Management relies on the results of detailed reviews of historical write-offs and collections as a primary source of information in estimating the amount of contract consideration expected to be collected and implicit price concessions. The Company believes its analysis provides reasonable estimates of its revenues and valuations of its accounts receivable. For the six months ended June 30, 2019 and 2018, estimated implicit price concessions reduced contractual revenues by $39,095 and $19,443, respectively.

SDC FINANCIAL, LLC AND SUBSIDIARIES

Notes to Interim Condensed Consolidated Financial Statements (Unaudited) (Continued)

June 30, 2019

(in thousands, except units and per unit amounts)

Note 1—Summary of Significant Accounting Policies (Continued)

        A description of the revenue recognition for each product sold by the Company is detailed below.

        Aligners and impression kits:    The Company enters into contracts with customers for aligner sales that involve multiple future performance obligations. The Company determined that aligner sales comprise the following distinct performance obligations: initial aligners, modified aligners, and refinement aligners which can occur at any time throughout the treatment plan (which is typically between five to ten months) upon the direction of and prescription from the treating dentist or orthodontist. The Company recognized $346,703 and $165,341 of aligner sales during the six months ended June 30, 2019 and 2018, respectively.

        The Company allocates revenues for each performance obligation based on its SSP and recognizes the revenues as control of the performance obligation is transferred upon shipment of the aligners. The Company recognizes aligner revenue on amounts expected to be collected during the course of the treatment plan.

        The Company bills its customers either upfront for the full cost of aligners or monthly through its SmilePay financing program, which involves a down payment and a fixed amount per month for up to 24 months. The Company's accounts receivable related to the SmilePay financing program are reported at the amount expected to be collected on the consolidated balance sheets, which considers implicit price concessions. Financing revenue from its accounts receivable is recognized based on the contractual market interest rate with the customer, net of implicit price concessions. The Company recognized $19,664 and $9,548 of financing revenue from its SmilePay program during the six months ended June 30, 2019 and 2018, respectively, which is included in the consolidated statements of operations. There are no fees or origination costs included in accounts receivable.

        The Company sells impression kits to its customers as an alternative to an in-person visit at one of its retail locations where the customer receives a free oral digital imaging of their teeth. The Company combines the sales of its impression kits with aligner sales and recognizes the revenues as control of the performance obligation is transferred upon shipment of the aligners. The Company estimates the amount of impression kit sales that do not result in an aligner therapy treatment plan and recognizes such revenue when aligner conversion becomes remote.

        Retainers and Other Products:    The Company sells retainers and other products (such as whitening gel) to customers which can be purchased on the Company's website. The sales of these products are independent and separate from the customer's decision to purchase aligner therapy treatment. The Company determined that the transfer of control for these performance obligations occurs as the title of such products passes to the customer.

        Deferred Revenue:    Deferred revenue represents the Company's contract liability for performance obligations associated with sales of aligners. During the six months ended June 30, 2019 and 2018, the Company recognized $373,530 and $175,064 of revenue, respectively, of which $14,600 and $9,900 was previously included in deferred revenue on the consolidated balance sheets as of December 31, 2018 and 2017, respectively.

SDC FINANCIAL, LLC AND SUBSIDIARIES

Notes to Interim Condensed Consolidated Financial Statements (Unaudited) (Continued)

June 30, 2019

(in thousands, except units and per unit amounts)

Note 1—Summary of Significant Accounting Policies (Continued)

Shipping and Handling Costs

        Shipping and handling charges are recorded in cost of revenues in the consolidated statements of operations upon shipment. The Company incurred approximately $7,601 and $4,809 in outsourced shipping expenses for the periods ended June 30, 2019 and 2018, respectively.

Cost of Revenues

        Cost of revenues includes the total cost of products produced and sold. Such costs include direct materials, direct labor, overhead costs (occupancy costs, indirect labor, and depreciation), freight and duty expenses associated with moving materials from vendors to the Company's facilities and from its facilities to the customers, and adjustments for shrinkage (physical inventory losses), lower of cost or net realizable value, slow moving product and excess inventory quantities.

Marketing and Selling Expenses

        Marketing and selling expenses include direct online and offline marketing and advertising costs, costs associated with intraoral imaging services, selling labor, and occupancy costs of SmileShop locations. All marketing and selling expenses are expensed as incurred. For the six months ended June 30, 2019 and 2018, the Company incurred direct online and offline marketing and advertising costs of $142,526 and $65,551, respectively.

General and Administrative Expenses

        General and administrative expenses include payroll and benefit costs for corporate team members, equity-based compensation expenses, occupancy costs of corporate facilities, bank charges and costs associated with credit and debit card interchange fees, outside service fees, and other administrative costs, such as computer maintenance, supplies, travel, and lodging.

Equity-Based Compensation

        The Company recognizes equity-based compensation for units expected to vest for employees and non-employees on a straight-line basis over the requisite service period of the award. For employee awards, the Company determined the grant date fair value of the awards by estimating the total equity value by considering the future cash flows of the Company and the market multiples of companies engaged in similar businesses. The total equity value was allocated to the various classes of member units and warrants using the contingent claim analysis based on the Merton framework. For non-employee awards, the Company recognizes compensation based on the vesting date fair value of the awards using the same method as described above. Forfeitures are recorded as incurred. The assumptions used in calculating the fair value of equity-based awards represent management's best estimates, but these estimates involve inherent uncertainties and the application of management's judgment. As a result, if factors change and the Company uses different assumptions, its equity-based compensation could be materially different in the future.

SDC FINANCIAL, LLC AND SUBSIDIARIES

Notes to Interim Condensed Consolidated Financial Statements (Unaudited) (Continued)

June 30, 2019

(in thousands, except units and per unit amounts)

Note 1—Summary of Significant Accounting Policies (Continued)

Depreciation and Amortization

        Depreciation includes expenses related to the Company's property, plant and equipment, including capital leases. Amortization includes expenses related to definite-lived intangible assets. Depreciation and amortization is calculated using the straight-line method over the useful lives of the related assets, ranging from three to ten years. Leasehold improvements are amortized using the straight-line method over the shorter of the related lease terms or their useful lives. Depreciation and amortization is included in cost of revenues, selling expenses, and general and administrative expenses depending on the purpose of the related asset. Depreciation and amortization for the six months ended June 30, 2019 and 2018 were as follows:

	2019	2018
Cost of revenues	$4,414	$1,722
Marketing and selling expenses	2,061	523
General and administrative expenses	3,248	489

Total	$9,723	$2,734

Income Taxes

        As a limited liability company, SDC Financial files its income tax returns as a partnership for federal and state tax purposes. As such, SDC Financial does not pay any federal income taxes, as any income or loss will be included in the tax returns of the individual members. The Company does pay state income tax in certain jurisdictions, and the Company's income tax provision in the consolidated financial statements reflects the income taxes for those states. Additionally, certain wholly-owned entities are required to be evaluated on a stand-alone basis resulting in federal income taxes, and such federal income taxes are included in the consolidated financial statements.

Fair Value of Financial Instruments

        The Company measures the fair value of financial instruments as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is estimated by applying the following hierarchy, which prioritizes the

SDC FINANCIAL, LLC AND SUBSIDIARIES

Notes to Interim Condensed Consolidated Financial Statements (Unaudited) (Continued)

June 30, 2019

(in thousands, except units and per unit amounts)

Note 1—Summary of Significant Accounting Policies (Continued)

inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:

Level 1	—	Quoted (unadjusted) prices in active markets for identical assets or liabilities.
Level 2	—
Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability.
Level 3	—	Inputs that are generally unobservable and typically reflect management's estimate of assumptions that market participants would use in pricing the asset or liability.

        The Company's financial instruments consist of cash, receivables, accounts payable, debt instruments, derivative financial instruments and preferred units classified as temporary equity. Due to their short-term nature, the carrying values of cash, receivables, trade payables, and debt instruments approximate current fair value at each balance sheet date. The derivative financial instruments are held at fair value, and the preferred units are recorded at the accreted redemption value. The Company had $151,300 and $144,400 in borrowings under its debt facilities (as discussed in Notes 8 and 13) as of June 30, 2019 and December 31, 2018, respectively. Based on current market interest rates (Level 2 inputs), the carrying value of the borrowings under its debt facilities approximates fair value for each period reported.

Derivative Financial Instruments

        The Company accounts for derivative financial instruments in accordance with applicable accounting standards for such instruments and hedging activities, which require that all derivatives are recorded on the balance sheet at fair value. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative, whether the Company has elected to designate a derivative in a hedging relationship and apply hedge accounting and whether the hedging relationship has satisfied the criteria necessary to apply hedge accounting. Derivatives designated and qualifying as a hedge of the exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk are considered fair value hedges. Derivatives designated and qualifying as a hedge of the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. Hedge accounting generally provides for the matching of the timing of gain or loss recognition on the hedging instrument with the recognition of the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk in a fair value hedge or the earnings effect of the hedged forecasted transactions in a cash flow hedge. The Company had no outstanding derivatives at June 30, 2019 or December 31, 2018; however, the Company may enter into derivative contracts that are intended to economically hedge a certain portion of its risk, even though hedge accounting does not apply or the Company elects not to apply the hedge accounting standards.

SDC FINANCIAL, LLC AND SUBSIDIARIES

Notes to Interim Condensed Consolidated Financial Statements (Unaudited) (Continued)

June 30, 2019

(in thousands, except units and per unit amounts)

Note 1—Summary of Significant Accounting Policies (Continued)

Certain Risks and Uncertainties

        The Company's operating results depend to a significant extent on the ability to market and develop its products. The life cycles of the Company's products are difficult to estimate due, in part, to the effect of future product enhancements and competition. The inability to successfully develop and market the Company's products as a result of competition or other factors would have a material adverse effect on its business, financial condition and results of operations.

        The Company provides credit to customers in the normal course of business. The Company maintains reserves for potential credit losses and such losses have been within management's expectations. No individual customer accounted for 1% or more of the Company's accounts receivable at June 30, 2019 or December 31, 2018, or net revenue for the six months ended June 30, 2019 and 2018.

        The Company's products are considered medical devices and are subject to extensive regulation in the U.S. and internationally. The regulations to which the Company is subject are complex. Regulatory changes could result in restrictions on the ability to carry on or expand its operations, higher than anticipated costs or lower than anticipated sales. The failure to comply with applicable regulatory requirements may have a material adverse impact on us.

        The Company's reliance on international operations exposes it to related risks and uncertainties, including difficulties in staffing and managing international operations, such as hiring and retaining qualified personnel; political, social and economic instability; interruptions and limitations in telecommunication services; product and material transportation delays or disruption; trade restrictions and changes in tariffs; import and export license requirements and restrictions; fluctuations in foreign currency exchange rates; and potential adverse tax consequences. If any of these risks materialize, operating results, may be harmed.

        The Company purchases certain inventory from sole suppliers, and the inability of any supplier or manufacturer to fulfill the supply requirements could materially and adversely impact its future operating results.

Cash

        Cash consists of all highly-liquid investments with original maturities of less than three months. Cash is held in various financial institutions in the U.S. and internationally.

Inventories

        Inventories are stated at the lower of cost or net realizable value using the first-in, first-out method of inventory accounting. Inventory consists of raw materials for producing impression kits and aligners and finished goods. Inventory is net of shrinkage and obsolescence.

Property, Plant and Equipment, net

        Property, plant and equipment are stated at cost less accumulated depreciation and amortization. Routine maintenance and repairs are charged to expense as incurred. At the time property, plant and

SDC FINANCIAL, LLC AND SUBSIDIARIES

Notes to Interim Condensed Consolidated Financial Statements (Unaudited) (Continued)

June 30, 2019

(in thousands, except units and per unit amounts)

Note 1—Summary of Significant Accounting Policies (Continued)

equipment are retired from service, the cost and accumulated depreciation or amortization are removed from the respective accounts and the related gains or losses are reflected in the consolidated statements of operations.

Leases

        Assets under capital leases are amortized in accordance with the Company's normal depreciation policy for owned assets or over the lease term, if shorter, and the related charge to operations is included in depreciation expense in the consolidated statements of operations.

        The Company leases office spaces and equipment under operating leases with original lease periods of up to 10 years. Certain of these leases have free or escalating rent payment provisions and lease incentives provided by the landlord. Rent expense is recognized under such leases on a straight-line basis over the term of the lease. The Company occasionally receives reimbursements from landlords to be used towards improving the related store to be leased. Leasehold improvements are recorded at their gross costs, including items reimbursed by landlords. Related reimbursements are deferred and amortized on a straight-line basis as a reduction of rent expense over the applicable lease term.

Internally Developed Software Costs

        The Company generally provides services to its customers using software developed for internal use. The costs that are incurred to develop such software are expensed as incurred during the preliminary project stage. Once certain criteria have been met, direct costs incurred in developing or obtaining computer software are capitalized. Training and maintenance costs are expensed as incurred. Capitalized software costs are included in property, plant and equipment in the consolidated balance sheets and are amortized over a three-year period. During the six months ended June 30, 2019 and 2018, the Company capitalized $4,886 and $87, respectively, of internally developed software costs. Amortization expense for internally developed software was $737 and de minimis for the six months ended June 30, 2019 and 2018, respectively.

Impairment

        The Company evaluates long-lived assets (including finite-lived intangible assets) for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. An asset or asset group is considered impaired if its carrying amount exceeds the future undiscounted net cash flows that the asset or asset group is expected to generate. Factors the Company considers important which could trigger an impairment review include significant negative industry or economic trends, significant loss of customers and changes in the competitive environment. If an asset or asset group is considered to be impaired, the impairment to be recognized is calculated as the amount by which the carrying amount of the asset or asset group exceeds its fair market value. The Company's estimates of future cash flows attributable to long-lived assets require significant judgment based on its historical and anticipated results and are subject to many assumptions. The estimation of fair value utilizing a discounted cash flow approach includes numerous uncertainties which require significant judgment when making assumptions of expected growth rates and the selection of discount rates, as well as

SDC FINANCIAL, LLC AND SUBSIDIARIES

Notes to Interim Condensed Consolidated Financial Statements (Unaudited) (Continued)

June 30, 2019

(in thousands, except units and per unit amounts)

Note 1—Summary of Significant Accounting Policies (Continued)

assumptions regarding general economic and business conditions, and the structure that would yield the highest economic value, among other factors.

Debt Issuance Costs

        The Company records debt issuance costs related to its term debt as direct deductions from the carrying amount of the debt. The costs are amortized to interest expense over the life of the debt using the effective interest method.

Redeemable Series A Preferred Units

        SDC Financial classified its Redeemable Series A Preferred Units ("Series A Units") as temporary equity on the consolidated balance sheet due to certain deemed liquidation events that are outside of its control. The Company evaluated the Series A Units upon issuance in order to determine classification as to permanent or temporary equity and whether or not the instrument contains an embedded derivative that requires bifurcation. This analysis followed the whole instrument approach which compares an individual feature against the entire instrument that includes that feature. This analysis was based on a consideration of the economic characteristics and risk of the Series A Units including: (i) redemption rights on the Series A Units allowing the Series A Unitholders the ability to redeem the Series A Units six years from the anniversary of the Series A Units original issuance, provided that a qualified public offering has not been consummated prior to such date; (ii) conversion rights that allow the Series A Unitholders the ability to convert into common member units at any time; (iii) the Series A Unitholders may vote based on the combined membership percentage interest; and (iv) distributions of the preferred return on the Series A Units are subject to the same conditions as non-Series A Unit distributions which require all distributions to be approved by SDC Financial's board of directors.

        The Company has elected the accreted redemption value method in which it will accrete changes in the redemption value, as defined in Note 9, over the period from the date of issuance of the Series A Units to the earliest redemption date (six years from the date of issuance) using the effective interest method.

Note 2—Recent Accounting Pronouncements

New Accounting Pronouncements Not Yet Adopted

        In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-02, "Leases (Topic 842)." This update requires a dual approach for lessee accounting under which a lessee will account for leases as finance leases or operating leases. Both finance leases and operating leases will result in the lessee recognizing a right-of-use asset and a corresponding lease liability on its balance sheet, with differing methodology for income statement recognition. In July 2018, ASU 2018-10, "Codification Improvements to Topic 842, Leases," was issued to provide more detailed guidance and additional clarification for implementing ASU 2016-02. Furthermore, in July 2018, the FASB issued ASU 2018-11, "Leases (Topic 842): Targeted Improvements," which provides an optional transition method in addition to the existing modified retrospective transition method by allowing a cumulative effect adjustment to the opening balance of retained earnings in the period of adoption. These new leasing standards are effective for fiscal years beginning after December 15, 2019, with early adoption permitted.

SDC FINANCIAL, LLC AND SUBSIDIARIES

Notes to Interim Condensed Consolidated Financial Statements (Unaudited) (Continued)

June 30, 2019

(in thousands, except units and per unit amounts)

Note 2—Recent Accounting Pronouncements (Continued)

The Company is evaluating the effect of the adoption of this guidance on its consolidated financial statements.

        In June 2016, the FASB issued ASU 2016-13, "Financial Instruments—Credit Losses" (Topic 326)." The FASB issued this update to provide financial statement users with more decision-useful information about the expected credit losses on financial instruments and other commitments to extend credit held by a reporting entity at each reporting date. The amendments in this update replace the existing guidance of incurred loss impairment methodology with an approach that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. In November 2018, the FASB issued ASU 2018-19, "Codification Improvements to Topic 326, Financial Instruments—Credit Losses," which clarifies the scope of guidance in the ASU 2016-13. The updated guidance is effective for annual periods beginning after December 15, 2020. Early adoption of the update is permitted in fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The Company is currently evaluating the impact of this guidance on its consolidated financial statements and related disclosures.

        In June 2018, the FASB issued ASU 2018-07, "Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting," which expands the scope of Topic 718 to include share-based payment transactions for acquiring goods and services from non-employees. This guidance is effective for years beginning after December 15, 2019, with early adoption permitted. The Company is currently evaluating the impact of this guidance on its consolidated financial statements and related disclosures.

        In August 2018, the FASB issued ASU 2018-13, "Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement," which amends the disclosure requirements for fair value measurements by removing, modifying and adding certain disclosures. This guidance is effective for years beginning after December 15, 2020, with early adoption permitted. The Company does not expect the adoption of this guidance to have a material impact on its consolidated financial statements and related disclosures.

        In August 2018, the FASB issued ASU 2018-15, "Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Customer's Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract." This update clarifies the accounting treatment for fees paid by a customer in a cloud computing arrangement (hosting arrangement) by providing guidance for determining when the arrangement includes a software license. This guidance is effective for years beginning after December 15, 2020, with early adoption permitted. The amendments may be applied either retrospectively or prospectively to all implementation costs incurred after the date of adoption. The Company is currently assessing the impact that adoption of this guidance will have on its consolidated financial statements and related disclosures.

SDC FINANCIAL, LLC AND SUBSIDIARIES

Notes to Interim Condensed Consolidated Financial Statements (Unaudited) (Continued)

June 30, 2019

(in thousands, except units and per unit amounts)

Note 3—Inventories

        Inventories are comprised of the following:

	June 30, 2019	December 31, 2018
Raw materials	$7,674	$3,486
Finished goods	6,075	5,295

Total inventories	$13,749	$8,781

Note 4—Prepaid and other assets

        Prepaid and other assets are comprised of the following:

	June 30, 2019	December 31, 2018
Prepaid expenses	$4,870	$2,642
Deposits to vendors	3,569	2,822
Other	3,115	318

Total prepaid and other current assets	$11,554	$5,782

Indefinite-lived intangible assets	$6,269	$—

Total other assets	$6,269	$—

        In March 2019, the Company purchased an intangible asset related to manufacturing. The Company evaluates the remaining useful lives and carrying values of this indefinite-lived intangible asset, at least annually or when events and circumstances warrant such a review, to determine whether significant events or changes in circumstances indicate that a change in the useful life or impairment in value may have occurred. There were no impairment charges during the six months ended June 30, 2019.

Note 5—Property, plant and equipment, net

        Property, plant and equipment are comprised of the following at June 30, 2019 and December 31, 2018:

	June 30, 2019	December 31, 2018
Lab and SmileShop equipment	$47,736	$30,627
Computer equipment and software	32,492	14,748
Leasehold improvements	8,807	7,208
Furniture and fixtures	5,936	5,174
Vehicles	2,310	721
Construction in progress	10,478	6,031

	107,759	64,509
Less: accumulated depreciation	(20,989)	(11,958)

Property, plant and equipment, net	$86,770	$52,551

SDC FINANCIAL, LLC AND SUBSIDIARIES

Notes to Interim Condensed Consolidated Financial Statements (Unaudited) (Continued)

June 30, 2019

(in thousands, except units and per unit amounts)

Note 5—Property, plant and equipment, net (Continued)

        The carrying values of assets under capital leases were $7,975 and $6,285 as of and June 30, 2019 and December 31, 2018, respectively, net of accumulated depreciation of $1,836 and $582, respectively.

Note 6—Accrued liabilities

        Accrued liabilities are comprised of the following at June 30, 2019 and December 31, 2018:

	June 30, 2019	December 31, 2018
Accrued marketing costs	$32,685	$11,760
Accrued payroll and payroll related expenses	16,993	10,469
Other	14,050	12,710

Total accrued liabilities	$63,728	$34,939

Note 7—Income taxes

        SDC Financial and its subsidiaries are limited liability companies and have elected to be treated as a partnership for federal income tax purposes. Certain exceptions apply, however, including SDC Holding, LLC and subsidiaries and foreign entities that are treated as corporations for tax purposes. While most states do not impose an entity level tax on partnership income, SDC Financial is subject to entity level tax in both Tennessee and Texas. The Company also has operations in Costa Rica, Puerto Rico, Canada and Australia with tax filings in each foreign jurisdiction. Accordingly, the Company files income tax returns in the U.S. federal, various state and foreign jurisdictions. The Company's U.S. federal and state income tax returns for the tax years 2015 and beyond remain subject to potential for examination by the IRS. With respect to state and local jurisdictions, SDC Financial and its subsidiaries are potentially subject to examination for several years after the income tax returns have been filed.

        The Company's operations in Costa Rica are subject to agreements allowing for a 0% income tax rate for eight years ending in 2025.

SDC FINANCIAL, LLC AND SUBSIDIARIES

Notes to Interim Condensed Consolidated Financial Statements (Unaudited) (Continued)

June 30, 2019

(in thousands, except units and per unit amounts)

Note 7—Income taxes (Continued)

        The Company recognizes interest and penalties related to income tax matters in income tax expense, and such amounts were not significant to the consolidated statements of operations. The income tax provision for the six months ended June 30, 2019 and 2018, respectively, was as follows:

	2019	2018
Current:
Federal	$—	$89
State	102	120
Foreign	—	—

Current income tax provision	102	209
Deferred:
Federal	—	—
State	15	—
Foreign	—	—

Deferred income tax provision	15	—

Total income tax provision	$117	$209

        Significant components of the Company's deferred tax assets (liabilities) as of June 30, 2019 and December 31, 2018 were as follows:

	June 30, 2019	December 31, 2018
Depreciation and amortization	$(248)	$(984)
Deferred revenue	1,253	697
Accruals and reserves	116	508
Net operating loss carryforwards	5,888	2,259
Deferred warrant expense	—	191
Other	3	(5)

Gross deferred tax assets and (liabilities)	7,012	2,666
Valuation allowance	(7,027)	(2,722)

Net deferred tax assets and (liabilities)	$(15)	$(56)

        At June 30, 2019 the Company had net operating loss carryforwards (tax effected) for income tax purposes of approximately $5,888, which expire from 2029 through 2033.

SDC FINANCIAL, LLC AND SUBSIDIARIES

Notes to Interim Condensed Consolidated Financial Statements (Unaudited) (Continued)

June 30, 2019

(in thousands, except units and per unit amounts)

Note 8—Long-Term Debt

        The Company's debt and capital lease obligations are comprised of the following at June 30, 2019 and December 31, 2018:

	June 30, 2019	December 31, 2018
TCW financing agreement, net of unamortized discount and financing costs of $19,719	$—	$100,781
Warrant repurchase obligation	—	31,900
JPM credit facility, net of unamortized financing costs of $5,946	145,353	—
Align redemption promissory note	47,427	—
Capital lease obligations (Note 14)	8,202	6,308

Total debt	200,982	138,989
Less current portion	(29,504)	(1,866)

Total long-term debt	$171,478	$137,123

TCW financing agreement

        In February 2018 the Company entered into a financing agreement with TCW Direct Lending ("TCW Credit Facility") to provide a debt facility to the Company. The TCW Credit Facility provides for an initial term loan of $55,000 ("Initial Term Loan") and the potential to draw up to an additional $70,000 ("Delayed Draw Facility"). The Initial Term Loan and the Delayed Draw Facility mature February 2023. At the Company's election, the Initial Term Loan and the Delayed Draw Facility will bear interest at an annual rate of LIBOR or reference rate, as defined in the agreement, plus an applicable margin that is based on the Company's leverage (8% margin for the year ending December 31, 2018). The TCW Credit Facility also includes make-whole provisions in case of termination of the facility.

        The TCW Credit Facility was secured by a first mortgage and lien on the real property and related personal and intellectual property of the Company.

        The Company recorded $3,514 and $3,125 of deferred financing costs and issuance discounts, respectively, related to the TCW Credit Facility. During the six months ended June 30, 2019 and 2018, the Company amortized under the effective interest rate method $2,209 and $1,871, respectively, of deferred financing and debt issuance costs which is included in interest expense on the consolidated statements of operations.

SDC FINANCIAL, LLC AND SUBSIDIARIES

Notes to Interim Condensed Consolidated Financial Statements (Unaudited) (Continued)

June 30, 2019

(in thousands, except units and per unit amounts)

Note 8—Long-Term Debt (Continued)

        In December 2018, the Company entered into an amendment to the TCW Credit Facility ("Amended Credit Facility") which added and amended certain terms of the Initial Term Loan, including the quarterly revenue and profit targets, and issued the warrant repurchase obligation (described further below).

        In addition, the Amended Credit Facility contains certain covenants which, among other things, limit the incurrence of additional indebtedness, investments, dividends, transactions with affiliates, asset sales, acquisitions, mergers and consolidations, liens and encumbrances and other matters customarily restricted in such agreements. The Company is limited on dividends or distributions on equity interest for any subsidiary or pay any subordinated indebtedness owed to the Company or any of its subsidiaries. The Company is also limited on investments in subsidiaries to $10,000 ($5,000 in foreign subsidiaries), and the subsidiaries of the Company are limited to pay SDC Financial expenses in the amount of $500 per annum. The material financial covenants, ratios or tests contained in the TCW Credit Facility are as follows:

  •
  The Company must obtain certain quarterly consolidated revenue and profit targets in certain periods, as defined in the agreement.

  •
  The Company must maintain a delinquency rate on its receivables not to exceed 22.5%.

  •
  The Company must maintain a minimum liquidity, as defined in the agreement, of at least $5,000.

        If an event of default shall occur and be continuing under the TCW Credit Facility, the commitments under the TCW Credit Facility may be terminated and the principal amount outstanding under the TCW Credit Facility, together with all accrued unpaid interest and other amounts (including any make-whole provisions) owing in respect thereof, may be declared immediately due and payable.

        As described below, the Company used the proceeds from the JPM Credit Facility to repay the TCW Credit facility in June 2019. In connection with the repayment, the Company paid $11,947 related the make-whole provision, and wrote-off $2,584 and $15,109 of deferred financing and debt issuance costs, respectively, which is included in loss from extinguishment of debt on the consolidated statements of operations.

Warrant and warrant repurchase obligation

        In February 2018, SDC Financial issued, concurrently with the TCW Credit Facility, warrants to the lenders thereunder (collectively, the "Warrants"). The Warrants were split into two series: Class W-1 and Class W-2 Warrants. The Class W-1 and Class W-2 Warrants were convertible in to 1,121 and 2,243 W-1 and W-2 membership units, respectively, with each having a conversion price of $297.26 per unit.

        Prior to the Company entering the Amended Credit Facility, the Warrants included put and call options; whereby, the Company could either purchase up to 75% of the outstanding Warrants, or the Warrant holders could require the Company to purchase up to 100% of the Warrants. The Company had initially accounted for the Warrants as a derivative which was initially recorded at fair value of $17,400 and subsequently adjusted to fair value in other expense in the consolidated statement of operations.

        The Amended Credit Facility cancelled the put and call features of the Warrants, eliminated the convertibility of the Warrants into member equity units, and the Company agreed it would repurchase the Warrants for a fixed amount, subject to interest ("Warrant Repurchase Obligation"). The price at which

SDC FINANCIAL, LLC AND SUBSIDIARIES

Notes to Interim Condensed Consolidated Financial Statements (Unaudited) (Continued)

June 30, 2019

(in thousands, except units and per unit amounts)

Note 8—Long-Term Debt (Continued)

the Company agreed to repurchase the Warrant Repurchase Obligation is $31,900 and if the payment occurs after March 31, 2019, interest is accrued under the Initial Term Loan, and such interest shall be added to the principal amount of the Initial Term Loan. The Warrant Repurchase Obligation is classified as long-term debt on the consolidated balance sheet as of December 31, 2018.

        As described below, the Company used the proceeds from the JPM Credit Facility to repay the Warrants in June 2019.

JPM credit facility

        In June 2019, the Company entered into a loan and security agreement with JPMorgan Chase Bank, N.A., as the administrative agent, the collateral agent and a lender (the "JPM Credit Facility"), providing a secured revolving credit facility in an initial aggregate maximum principal amount of $500 million with the potential to increase the aggregate principal amount that may be borrowed up to an additional $250 million with the consent of the lenders participating in such increase. Availability under the JPM Credit Facility is based on, among other things, the amount of eligible retail installment sale contracts.

        The JPM Credit Facility provides for interest on the outstanding principal balance of a spread above prevailing commercial paper rates or, to the extent the advance is not funded by a conduit lender through the issuance of commercial paper, LIBOR. The JPM Credit Facility also provides for an unused fee based on the unused portion of the total aggregate commitment. There is no amortization schedule; however, the debt is reduced monthly as available collections on the related financed receivables are applied to outstanding principal. Upon expiration of the JPM Credit Facility on December 14, 2020 (unless earlier terminated or extended in accordance with its terms), any outstanding principal will continue to be reduced monthly through available collections.

        The Company recorded $6,127 related to deferred financing costs of the JPM Credit Facility. During the six months ended June 30, 2019, the Company amortized under the effective interest rate method $182 of deferred financing costs.

        The proceeds of the JPM Credit Facility were used to repay all outstanding amounts under the TCW Credit Facility, including repurchasing the Warrants and for working capital and other corporate purposes.

        The JPM Credit Facility is secured by, among other assets, a first-priority security interest in certain receivables and certain intellectual property. As of June 30, 2019, the Company had $256,127 of its receivables collateralized as part of the JPM Credit Facility.

        The JPM Credit Facility contains certain covenants. The material financial covenants, ratios or tests contained in the JPM Credit Facility are as follows:

  •
  The Company must maintain a monthly minimum tangible net worth not less than $150,000

  •
  The Company must maintain a monthly minimum liquidity, as defined in the agreement, not less than the greater of $75,000 and 5% of consolidated total assets

  •
  The Company must maintain a monthly leverage ratio, as defined in the agreement, not greater than 4:1

SDC FINANCIAL, LLC AND SUBSIDIARIES

Notes to Interim Condensed Consolidated Financial Statements (Unaudited) (Continued)

June 30, 2019

(in thousands, except units and per unit amounts)

Note 8—Long-Term Debt (Continued)

  •
  The Company must maintain a minimum credit scores, charge-off and collection ratios on the portfolio of its SmilePay receivables

        As of June 30, 2019, the Company had $151,300 outstanding and was in compliance with all covenants in the JPM Credit Facility.

Align redemption promissory note

        In connection with the required redemption of the Align's 20,710 Class C non-incentive units described in Note 14 and the assignment and assumption agreement described in Note 10, the Company entered into a promissory note with Align. Under the terms of the promissory note, the Company will make $2,311 monthly payments through March 2021. The promissory note bears annual interest of 2.52% which is included in the consolidated statement of operations. As of June 30, 2019, the Company has $47,427 outstanding under this promissory note.

Note 9—Redeemable Series A Preferred Units

        In October 2018, SDC Financial issued 14,784 Redeemable Series A Preferred Units ("Series A Units") for net proceeds of $388,634, after deduction of $11,578 in issuance costs. The redemption value for each Series A Units is equal to the greater of (i) the original unit price less any distributions for such Series A Unit and (ii) the fair value for such Series A Unit. The Series A Unitholders may redeem the Series A Units six years after the issuance date; provided, that a liquidation event has not been consummated prior to such date. The Series A Units are convertible to common membership units at any time based upon the election of the Series A Unitholders or on a qualified public offering based on a conversion price of $27,071 per unit. Each Series A Unitholder shall vote in accordance with such member's percentage interest. Additionally, the Series A Unitholders receive priority on preferred returns and return of capital on any member distributions.

        The Series A Units accrue a preferred return at the rate of 12.5% per annum, which amount shall be cumulative and compound annually. As of December 31, 2018, the accrued preferred returns were $13,676. The distributions of the preferred return on the Series A Units are subject to the same conditions as non-Series A Unit distributions which require all distributions to be approved by SDC Financial's board of directors. For the year ended December 31, 2018, SDC Financial had not declared nor paid any preferred returns on the Series A Units. Additionally, there are certain actions that require a majority consent by the Series A Unitholders, and the Series A Unitholders have the right to select a member of the Company's board of directors.

        The Company classified the Series A Units containing the redemption features described above as temporary equity in the consolidated balance sheets as redemption is outside the control of the Company. The Series A Units are recorded at the redemption value and the Company accounts for the changes in the redemption value using the accretion method which is recorded through members' equity. The Company recorded $36,761 of accretion during the six months ended June 30, 2019

SDC FINANCIAL, LLC AND SUBSIDIARIES

Notes to Interim Condensed Consolidated Financial Statements (Unaudited) (Continued)

June 30, 2019

(in thousands, except units and per unit amounts)

Note 9—Redeemable Series A Preferred Units (Continued)

        At the Company's discretion, the Company may distribute approximately $200,000 of the proceeds from the issuance of the Series A Units to non-Series A Unitholders. No such distribution was made during the six months ended June 30, 2019.

Note 10—Members' Equity

        The SDC Financial operating agreement, as amended and restated, provides for classes of units, allocation of profits and losses, distribution preferences, and other member rights. The operating agreement allows for common units, Class A, Class B, Class C, Class D, and Series A units. Each unitholder generally votes separately as a class. Proposals require a majority vote for approval, and proposals for dissolution, liquidation or termination also require a majority vote of the preferred units voting as a class and a majority of the common units voting as a class. Members are limited in their liability to their capital contributions. Refer Note 9 for Series A Unitholder rights.

        The Class A and Class B incentive units have various vesting provisions and have been determined to be equity instruments. At June 30, 2019, 47,633 of the 49,084 incentive units were vested. At June 30, 2019, 43,076 of these vested units were held by current or former employees of the Company and 4,557 vested units were held by non-employees who provide services to the Company.

        A return of capital to certain non-incentive unitholders or a minimum distribution threshold is required before distributions are made to Class A and B unitholders. The Class A incentive unitholders have also agreed to a portion of their distributions to be allocated to certain non-incentive unitholders. SDC Financial has the option, but not the obligation, to repurchase the incentive units at fair value. The distribution threshold is the amount established with respect to each Class A and B incentive unit upon the issuance of such incentive unit that equals the minimum amount determined by the SDC Financial's board of directors in its reasonable discretion to be necessary to cause such incentive units to constitute a profits interest and which may be adjusted to take into account additional contributions to SDC Financial.

        Class C unitholders have the right to select a member of the Company's board of directors. Class D unitholders have substantially the same rights as the common unitholders.

        In June 2017, the Company redeemed 2,153 Class B incentive units for $12,396. The Company paid $1,602 of the redemption price in June 2017 and the balance is being paid in 36 equal monthly installments as described in Note 13 above. In addition, the Company advanced a distribution of $1,398 to the seller to be repaid out of any future proceeds of the remaining units owned by the seller. This advance bears interest at 1.15% and is reflected as a reduction of members' equity.

        In January 2018, the Company redeemed 271 Class B incentive units for $1,546 which is payable over 24 months as described in Note 13.

        SDC Financial's operating agreement, as amended and restated, provides that any distributions, other than tax distributions will be made according to the following priority on a cumulative basis:

  •
  First, to the Series A Unitholders in proportion to the aggregate unpaid preferred return unpaid immediately prior to such distribution;

SDC FINANCIAL, LLC AND SUBSIDIARIES

Notes to Interim Condensed Consolidated Financial Statements (Unaudited) (Continued)

June 30, 2019

(in thousands, except units and per unit amounts)

Note 10—Members' Equity (Continued)

  •
  Second, to the Series A Unitholders in proportion to the respective number of Series A Units until the return of the purchase price of the Series A Units;

  •
  Third, subject to the distribution thresholds (if any), to the holders of non Series A Unitholders pro rata until each non Series A Unitholder has been distributed an amount equal to the prorata amount of distributions to the Series A Unitholders above.

  •
  Fourth, to the Series A and non Series A Unitholders in proportion to their Percentage Interests, subject to certain member specific adjustments related to the Class A and B units, as defined in the Operating Agreement:

        Notwithstanding the foregoing, no distribution can be made with respect to any Class A or B unit that is subject to a distribution threshold, until such time as the cumulative distributions to the other Series A and non Series A Unitholders reach that distribution threshold.

        In the event of a change in form of SDC Financial to become a corporation, each Series A and non Series A Unitholder will receive equity interests in the successor corporation having a value equal to the amount the unitholder would be entitled to in the event of a liquidation. The rate of conversion is determined based on the valuation at the time of the conversion event, distributions thresholds, cumulative distributions to date and the number of each class of equity units outstanding at that time.

        As described in Note 14, Align was required to sell its 20,710 Class C non-incentive units to the non-Series A unitholders of SDC Financial for $54,154. Per the terms of the ruling, this redemption was effectuated in April 2019 by the remaining non-Series A unitholders. In June 2019, SDC Financial entered into an assignment and assumption agreement with the non-Series A unitholders to redeem and cancel these Class C non-incentive units in an amount equal to the redemption between Align and the non-Series A unit holders.

        SDC Financial had the following member units:

	June 30, 2019	December 31, 2018
Common units	38,489	38,489
Class A incentive units	46,174	46,174
Class B incentive units	2,910	2,910
Class C non-incentive units	0	20,710
Class D non-incentive units	595	595

Total units	88,168	108,878

        The profits or losses of the Company for each fiscal year are allocated among the unitholders so as to ensure that the capital account of the unitholder is equal to the aggregate distributions that such unitholder would be entitled to receive if all of the assets of the Company were sold for their fair value.

SDC FINANCIAL, LLC AND SUBSIDIARIES

Notes to Interim Condensed Consolidated Financial Statements (Unaudited) (Continued)

June 30, 2019

(in thousands, except units and per unit amounts)

Note 10—Members' Equity (Continued)

        SDC Financial has warrants outstanding for 369 units at June 30, 2019 and December 31, 2018. The exercise price of the warrants is $2,519 per unit and expire during 2026.

Note 11—Equity-Based Compensation

        Incentive units may be granted to current or prospective officers or employees or non-employees. For employee incentive units, the fair value of the incentive units are based on SDC Financial's unit value on the date of grant. For non-employee incentive units, the fair value is determined at the time of vesting. A summary of equity-based compensation expense recognized during the six months ended June 30, 2019 and 2019:

	June 30, 2019	June 30, 2018
Incentive units to employees	$641	$888
Incentive units to non-employees	7,621	6,984

Total	$8,262	$7,872

        Amounts are included in general and administrative expense on the consolidated statements of operations.

        The agreements were modified in July 2019 to accelerate certain vesting conditions upon a change of control. No incremental costs were incurred subsequent to the financial statements at June 30, 2019 as a result of the modifications as the vesting of such is contingent on a change in control.

Note 12—Employee Benefit Plans

        The Company has agreements with several key employees to provide a bonus payment in the event of a liquidation event as defined in each agreement. The bonus amounts are calculated based on the value of the Company at the time of the liquidation event less an amount determined upon the employee entering into the agreement. The right to the payment generally vests annually over a five-year period, with certain liquidation events resulting in an acceleration of the vesting period. No amounts were required to be recorded for these agreements as of June 30, 2019 and December 31, 2018. The agreements were modified in July 2019 to accelerate certain vesting conditions upon a liquidation event and to allow the Company to settle in units or cash. No incremental compensation costs were incurred as a result of the modification as the vesting of such is contingent on a liquidation event.

        The Company sponsors a defined contribution retirement plan under Section 401(k) of the Internal Revenue Code that covers substantially all U.S. employees who meet minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pre-tax basis. For the six months ended June 30, 2019 and 2018, the Company matched 100% of employees' salary deferral contributions up to 3% and 50% of employees' salary deferral contributions from 3% to 5% of employees' eligible compensation. The Company contributed $1,063 and $549 to the 401(k) plan for the six months ended June 30, 2019 and 2018, respectively.

SDC FINANCIAL, LLC AND SUBSIDIARIES

Notes to Interim Condensed Consolidated Financial Statements (Unaudited) (Continued)

June 30, 2019

(in thousands, except units and per unit amounts)

Note 13—Related Party Transactions

Promissory Notes to Majority Member and Related Parties

        These notes consist of three promissory notes payable to two unitholders, one of whom is a majority member, and a related party of a unitholder. These notes were subordinated to the Align Loan Agreement and the TCW Credit Facility, bear interest at 10%, and are payable with interest annually. These loans mature in 2019. As of June 30, 2019 and December 31, 2018, the balances of these notes were $0 and $11,685, respectively. Interest expense of $0 and $820 was incurred for the six months ended June 30, 2019 and 2018, respectively.

        As of June 30, 2019 and December 31, 2018, the Company had promissory notes of $3,984 and $7,968, respectively, outstanding to former employees related to repurchases of membership units which have interest and principal payments due in monthly installments over 24 to 36 months. The promissory notes bear interest of 1.7% to 3.0%. Interest on these promissory notes payable was $75 and $133 for the six months ended June 30, 2019 and 2018, respectively.

Products and Services

        The Company is affiliated through common ownership with several other entities ("Affiliates"). The Affiliates incur costs related to the Company, including travel costs, certain senior management personnel costs, freight, and rent, the most significant of which is freight. The Company reimbursed $4,764 and $4,078 of freight incurred through an Affiliate during the six months ended June 30, 2019 and 2018, respectively, which is included in cost of revenues—related parties. These costs incurred by Affiliates related to the Company are billed at actual cost to the Company by the Affiliates.

        In addition, the Company paid one of the Affiliates $900 and $600 in management fees for the six months ended June 30, 2019 and 2018, respectively, included in general and administrative expenses. These fees include charges relating to several individuals who provide senior leadership to the Company as well as certain other services. Certain of these individuals have been granted incentive units, which have resulted in equity-based compensation expense (see Note 11).

        The Company was party to a Strategic Supply Agreement with Align, a former unitholder of the Company, in which the Company had the option to purchase aligners from Align at a price that varies with the level of product purchased. While the majority of the Company's aligners were manufactured in-house, the Company did purchase aligners under this agreement. Additionally, the Company purchases oral digital imaging equipment from Align. For the six months ended June 30, 2019 and 2018, purchases from Align of equipment were $5,651 and $4,600, respectively, and purchases of aligners included in cost of revenues—related parties were $6,577 and $14,432, respectively.

        In February 2019, we entered into an agreement with the David Katzman Revocable Trust (the "Trust") to purchase all of the issued and outstanding membership units of a limited liability corporation ("SDC Plane") owned by the Trust for a purchase price of approximately $1.1 million, which was the Trust's acquisition cost. SDC Plane owns an interest in an aircraft, which is available for use by our executives.

SDC FINANCIAL, LLC AND SUBSIDIARIES

Notes to Interim Condensed Consolidated Financial Statements (Unaudited) (Continued)

June 30, 2019

(in thousands, except units and per unit amounts)

Note 13—Related Party Transactions (Continued)

        At June 30, 2019 and December 31, 2018, amounts due to related parties for goods and services were $3,443 and $20,305, respectively. These amounts are included within due to related parties on the consolidated balance sheets.

Note 14—Commitments and Contingencies

Lease Commitments

        The Company has various operating leases, primarily for leased facilities. Total rental expense for these operating leases amounted to $13,149 and $4,849 for the six months ended June 30, 2019 and 2018, respectively. The Company recognizes rent expense on a straight-line basis over the life of the lease, adjusted for lessor incentives received, which commences on the date that the Company has the right to control the property.

        At June 30, 2019, future minimum payments for capital and operating leases consist of the following:

	Capital Leases	Operating Leases
2019 (six months remaining)	$1,674	$7,690
2020	3,348	8,289
2021	3,599	7,781
2022	819	5,573
2023 and thereafter	—	15,454

Total minimum lease payments	9,440	$44,787

Amount representing interest	1,239

Present value of minimum lease payments	8,201
Less: current portion	(2,661)

	$5,540

Legal Matters

        The Company is involved, from time to time, in various contractual, product liability, intellectual property and other claims and disputes incidental to its business. While litigation is subject to uncertainties and the outcome of litigated matters is not predictable with assurance, the Company currently believes that the disposition of all pending or, to the knowledge of the Company, threatened claims and disputes, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on the Company's consolidated financial position, results of operations or liquidity.

        In March 2019, a final arbitration award was issued in an arbitration proceeding brought by the Company alleging that one of its Members, Align, had violated certain restrictive covenants set forth in the Company's' Operating Agreement. The arbitrator ruled that Align had breached both the non-competition and confidentiality provisions of the Operating Agreement and that, as a result, Align was required to close its stores, return all of the Company's confidential information and to sell its membership units to the non-Series A unitholders of SDC Financial for an amount equal to the balance in Align's capital account

SDC FINANCIAL, LLC AND SUBSIDIARIES

Notes to Interim Condensed Consolidated Financial Statements (Unaudited) (Continued)

June 30, 2019

(in thousands, except units and per unit amounts)

Note 14—Commitments and Contingencies (Continued)

as of November 2018. In addition to the above, the arbitrator extended the Align non-competition period through August of 2022.

        On July 2, 2019, Align filed a claim for arbitration alleging a breach of the Operating Agreement by the Company in connection with the redemption price of the units formerly owned by Align in the Company, as ordered by the arbitrator in the prior arbitration pending between Align and the Company. This claim could result in an additional $43,000 of redemption amounts that the Company would pay Align. The Company believes that this new arbitration is barred by the final and non-appealable order in the initial arbitration. The Company does not believe that an unfavorable outcome is probable in light of the principle of res judicata.

Other

        The Company periodically receives communications from state and federal regulatory and similar agencies inquiring about the nature of the Company's business activities, licensing of professionals providing services, and similar matters. Such matters are routinely concluded with no financial or operational impact on the Company. While the outcome of any individual matter is not predictable with assurance, there are currently no actions with any agency that would reasonably be expected to have a material adverse effect on the Company's operations, financial condition, results, or liquidity.

Note 15—Segment Reporting

        The Company provides aligner products primarily through its retail locations and internet site. The Company's chief operating decision maker views its operations and manages the business on a consolidated basis and, therefore the Company has one operating segment, aligner products, for segment reporting purposes in accordance with ASC 280-10, "Segment Reporting." For the six months ended June 30, 2019 and 2018, substantially all of the Company's revenues were generated by sales within the United States and substantially all of its net property, plant and equipment was within the United States.

Note 16—Supplemental Cash Flow Information

        The supplemental cash flow information comprised of the following for the six months ended June 30:

	2019	2018
Interest paid	$7,118	$2,644

Purchases of equipment included in accounts payable	$9,119	$3,764

Property acquired under capital leases	$2,944	$—

Promissory note issued in exchange for member unit redemptions	$—	$1,546

            Shares

Class A Common stock

Preliminary Prospectus

J.P. Morgan
Citigroup
BofA Merrill Lynch
Jefferies
UBS Investment Bank
Credit Suisse
Guggenheim Securities
Stifel
William Blair
Loop Capital Markets

            , 2019

Through and including                        (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to any unsold allotment or subscription.

PART II—INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Expenses of Issuance and Distribution

        The following table sets forth the estimated costs and expenses, other than the underwriting discount, payable by us in connection with the sale of the securities being registered hereby. All amounts shown are estimates except the SEC registration fee and the Financial Industry Regulatory Authority filing fee.

Expenses of Issuance and Distribution ($ thousands)	$ Amount to be Paid
SEC registration fee	$
FINRA filing fee
Listing fee		(a)
Transfer agent's fees		(a)
Printing and engraving expenses		(a)
Legal fees and expenses		(a)
Accounting fees and expenses		(a)
Blue Sky fees and expenses		(a)
Miscellaneous		(a)

Total Expenses of Issuance and Distribution	$	(a)

(a)
To be completed by amendment

Item 14.    Indemnification of Directors and Officers

        Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payment of dividends or unlawful stock purchases or redemptions, or (iv) for any transaction from which the director derived an improper personal benefit. Our amended and restated certificate of incorporation will contain such a provision.

        Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement in connection with specified actions, suits, or proceedings, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the corporation—a "derivative action"), if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys' fees) incurred in connection with defense or settlement of such action, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. Our amended and restated certificate of incorporation and amended and restated bylaws will contain such a provision.

        We have in effect a directors and officers liability insurance policy indemnifying our directors and officers for certain liabilities incurred by them, including liabilities under the Securities Act and the Exchange Act. We pay the entire premium of this policy.

        We intend to enter into indemnification agreements with each of our directors and officers that provide the maximum indemnity allowed to directors and officers by Section 145 of the Delaware General Corporation Law and which allow for certain additional procedural protections.

        These indemnification provisions and the indemnification agreements may be sufficiently broad to permit indemnification of our officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act.

Item 15.    Recent Sales of Unregistered Securities

        Since three years before the date of the initial filing of this registration statement, the registrant has sold the following securities without registration under the Securities Act:

  •
  In connection with the transactions described under "Organizational Structure—Reorganization Transactions" in the accompanying prospectus, the registrant will issue an aggregate of            shares of its Class B common stock to the existing members of SDC Financial, LLC. The shares of Class B common stock described above will be issued for nominal consideration in reliance on the exemption contained in Section 4(a)(2) of the Securities Act of 1933 on the basis that the transaction will not involve a public offering. No underwriters will be involved in the transaction.

Item 16.    Exhibits and Financial Statement Schedules

  (a)
  Exhibits. See the Exhibit Index immediately preceding the signature pages hereto, which is incorporated by reference as if fully set forth herein.

  (b)
  Financial Statement Schedules. None.

Item 17.    Undertakings

        The undersigned registrant hereby undertakes:

  •
  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the provisions referenced in Item 14 of this registration statement, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  •
  The undersigned registrant hereby undertakes that:

  a.
  For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

  b.
  For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Exhibit Number	Description
1.1	Form of Underwriting Agreement(a)
3.1	Form of Amended and Restated Certificate of Incorporation(a)
3.2	Form of Amended and Restated By-Laws
4.1	Form of Voting Agreement by and among David Katzman and the parties named therein
4.2	Form of Registration Rights Agreement(a)
5.1	Form of Opinion of Skadden, Arps, Slate, Meagher & Flom LLP(a)
10.1	Form of Indemnification Agreement for Officers and Directors(a)(b)
10.2	Form of Amended and Restated Limited Liability Company Agreement of SDC Financial, LLC(a)
10.3	Form of Tax Receivable Agreement, by and among SmileDirectClub, Inc. and certain holders described therein(a)
10.4
Loan and Security Agreement, dated as of June 14, 2019, by and among SDC U.S. SmilePay SPV, as borrower, SmileDirectClub, LLC, as seller and servicer, JPMorgan Chase Bank, N.A., as administrative agent and collateral agent, and the lenders from time to time party thereto*
10.5	Form of SmileDirectClub, Inc. 2019 Omnibus Incentive Plan
10.6	Form of SmileDirectClub, Inc. 2019 Employee Stock Purchase Plan
10.7	Form of SmileDirectClub, Inc. Change in Control Severance Agreement
10.8	Form of SmileDirectClub, Inc. 2019 Omnibus Equity Incentive Plan Restricted Stock Unit Grant Notice
16.1	Letter Regarding Change in Accountants(a)
21.1	List of Subsidiaries of the Registrant(a)
23.1	Consent of Ernst & Young LLP
23.2	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 5.1)(a)
23.3	Consent of Frost & Sullivan
24.1	Power of Attorney (included in signature page)
99.1	Consent of William H. Frist, as director nominee
99.2	Consent of Richard F. Wallman, as director nominee

(a)
To be filed by amendment.

(b)
Management contract or compensatory plan or arrangement.

*
Exhibits and schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The registrant undertakes to furnish copies of any omitted exhibits and schedules to the SEC upon request.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Nashville, State of Tennessee, on the 15th day of August, 2019.

SMILEDIRECTCLUB, INC.
By:	/s/ DAVID KATZMAN
	Name:	David Katzman
	Title:	Chief Executive Officer

POWER OF ATTORNEY

        KNOW ALL PERSONS BY THESE PRESENT, that each person whose signature appears below constitutes and appoints David Katzman and Kyle Wailes, and each of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution for him in any and all capacities, to sign (i) any and all amendments (including post-effective amendments) to this registration statement and (ii) any registration statement or post-effective amendment thereto to be filed with the United States Securities and Exchange Commission pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ DAVID KATZMAN David Katzman	Chief Executive Officer and Chairman (Principal Executive Officer)	August 15, 2019
/s/ KYLE WAILES Kyle Wailes	Chief Financial Officer (Principal Financial and Accounting Officer)	August 15, 2019
/s/ STEVEN KATZMAN Steven Katzman	Chief Operating Officer and Director	August 15, 2019
/s/ JORDAN KATZMAN Jordan Katzman	Director	August 15, 2019

Signature	Title	Date

/s/ ALEXANDER FENKELL Alexander Fenkell	Director	August 15, 2019
/s/ RICHARD SCHNALL Richard Schnall	Director	August 15, 2019
/s/ SUSAN GREENSPON RAMMELT Susan Greenspon Rammelt	General Counsel, Secretary, and Director	August 15, 2019